American International Group, Inc.

2002 Annual Report

AIG

ABOUT THE COMPANY

AIG is the world's leading international insurance and financial services organization, with operations in approximately 130 countries and jurisdictions. AIG member companies serve commercial, institutional and individual customers through the most extensive worldwide property-casualty and life insurance networks of any insurer. In the United States, AIG is the largest underwriter of commercial and industrial insurance and a top-ranked life insurer through AIG American General. AIG's global businesses also include financial services, retirement savings and asset management. AIG's financial services businesses include aircraft leasing, financial products, trading and market making. AIG's growing global consumer finance business is led in the United States by American General Finance. AIG also has one of the largest U.S. retirement savings businesses through AIG SunAmerica and AIG VALIC, and is a leader in asset management for the individual and institutional markets, with specialized investment management capabilities in equities, fixed income, alternative investments and real estate. AIG's common stock is listed on the New York Stock Exchange, as well as the stock exchanges in London, Paris, Switzerland and Tokyo.

CONTENTS

We encourage all shareholders to read this Annual Report, as it is an important document that outlines the financial and operating achievements of AIG. It is a lengthy document, and we have made a number of changes in format and content to assist you in better navigating the report and understanding the company. The AIG at a Glance on pages 2 and 3 is intended to provide a high level overview of AIG and its four major business segments. The Letter to Shareholders discusses in more detail the operating performance, strategies and major growth initiatives underway in the various business segments and the related business climate, market conditions and political environment that impact AIG operations. The Review of Operations which begins on page 16, reviews the business segments with a more in-depth discussion of component companies. The Review of Operations concludes with a discussion of AIG's investment results and a table of Invested Assets on page 55. The Executive Summary on page 59 introduces Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and the index on page 58, is provided to guide the reader to specific topics discussed in the MD&A. Four pages of Eleven Year Summary information, on pages 100-103, highlight certain key financial indicators over the past eleven years and Supplemental Financial Information pertaining to the General Insurance and Life Insurance segments of AIG is provided on pages 104 and 105. The Financial Statements of AIG are presented on pages 106-112 and the Notes to Financial Statements begin on page 113. An Index on page 57, is included to highlight the disclosure notes. The Report of Independent Accountants and Report of Management's Responsibility appear on page 168 and the Corporate Directory, naming officers, directors, international advisory board and honorary directors of AIG begins on page 169.

FINANCIAL HIGHLIGHTS

Throughout this Annual Report, AIG presents its operations in the way it believes will be most meaningful and transparent. Operating income and related rates of performance are shown exclusive of realized capital gains (losses), the 2002 loss reserve charge, 2001 acquisition and related charges, 2001 cumulative effect of accounting changes, and 2001 World Trade Center and related losses (WTC losses). Premium income, gross premiums written, statutory underwriting profit (loss) and combined ratios are presented in accordance with accounting principles prescribed by insurance regulatory authorities. A reconciliation to generally accepted accounting principles is presented on page 14.

(in millions, except per share data and ratios)	**2002**	2001[a]	% Change
Net Income, as reported	**$ 5,519**	$ 5,363	2.9
Realized capital losses, net of tax	**1,596**	542	–
Cumulative effect of accounting changes, net of tax	–	136	–
Acquisition, restructuring and related charges, net of tax	–	1,385	–
2001 WTC losses, net of tax	–	533	–
2002 loss reserve charge, net of tax[b]	**1,794**	–	–
Income, as adjusted	**8,909**	7,959	11.9
Net income, as reported, per common share – diluted	**2.10**	2.02	4.0
Income, as adjusted, per common share – diluted	**3.38**	3.00	12.7
Book value per common share	**22.65**	19.94	13.6
Revenues	**$ 67,482**	$ 61,766	9.3
Assets	**561,229**	493,061	13.8
Capital funds (shareholders' equity)	**59,103**	52,150	13.3
General Insurance combined loss and expense ratio, as reported	**105.95**	100.71	
General Insurance combined loss and expense ratio, as adjusted for 2002 loss reserve charge and 2001 WTC losses	**94.41**	96.74	

[a] Certain accounts have been reclassified to conform to the 2002 presentation.

[b] In the fourth quarter of 2002, after completion of its annual review of General Insurance loss and loss adjustment expense reserves, AIG increased its net loss reserves pertaining to accident years 1997 through 2001 by $2.8 billion on a pre-tax basis, or $1.8 billion, after tax. For a complete discussion of this charge, see the *Loss Reserve Charge* section of *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Net Income
(billions of dollars)


5.05
6.19
6.64
7.96†
5.36
8.91†
5.52
98
99
00
01
02

Revenues
(billions of dollars)


45.6
50.7
56.3
61.8
67.5
98
99
00
01
02

Assets
(billions of dollars)


338.8
383.7
426.7
493.1
561.2
98
99
00
01
02

Capital Funds (Shareholders' Equity)
(billions of dollars)


38.9
39.6
47.4
52.2
59.1
98
99
00
01
02

† Income, as adjusted, for 2001 and 2002.

AIG AT A GLANCE

AIG is one of the world's leading corporations, with a history of more than 80 years in the two largest of its four principal businesses: General Insurance and Life Insurance. Enhancing this profitable core, AIG has been steadily growing in two other key business areas – Financial Services and Retirement Savings & Asset Management.

AIG has a presence in every major market in the world, with ties in many countries that can be traced back 50 years or more. This global franchise could not be replicated today. AIG's General Insurance operations are the largest underwriters of commercial and industrial insurance in the United States, and its international property-casualty network is the most extensive of any insurance organization. AIG has long had the most geographically diverse life insurance business, and following the 2001 acquisition of American General Corporation, is now the most profitable life insurer in the world. The Financial Services Group companies are leaders and innovators in the markets they serve. AIG is a leader in the retirement savings market and its asset management businesses leverage AIG's deep knowledge of markets around the world and its expertise in a wide range of asset classes.

AIG has the highest ratings and is one of the world's most innovative companies, well positioned to capitalize on opportunities on behalf of its clients throughout the global marketplace. While AIG's products and services have changed over the years to meet the changing needs of its customers, the AIG core values of integrity, quality service, financial strength and responsive leadership will never change.

2002 Consolidated AIG Operating Income by Major Business Segment*

Including $2.8 billion charge to increase General Insurance loss reserves



Domestic
Foreign
Domestic
Foreign

- General Insurance 14.2%
  - Domestic General 3.0%
  - Foreign General 11.2%
- Life Insurance 55.9%
  - Domestic Life 25.1%
  - Foreign Life 30.8%
- Financial Services 20.4%
- *Retirement Savings & Asset Management 9.5%*

Excluding $2.8 billion loss reserve charge



Domestic
Foreign
Foreign
Domestic

- General Insurance 32.0%
  - Domestic General 22.8%
  - Foreign General 9.2%
- Life Insurance 44.3%
  - Domestic Life 19.9%
  - Foreign Life 24.4%
- Financial Services 16.2%
- *Retirement Savings & Asset Management 7.5%*

*Before realized capital gains (losses), other income (deductions) – net, minority interest and income taxes.

General Insurance

AIG's General Insurance operations include the largest U.S. underwriters of commercial and industrial insurance, the most extensive international property-casualty network, a personal lines business with an emphasis on auto insurance and high-net-worth clients, and mortgage guaranty insurance operations. AIG's leadership is a result of its broad array of innovative insurance solutions, financial strength, superior service and responsive claims handling.

General Insurance Operating Income*
(millions of dollars)



1,110
1,411
1,637
1,964
2,141
2,344
2,723
3,186
3,486
3,750†
2,981
4,325†
1,525
92
93
94
95
96
97
98
99
00
01
02

*Before realized capital gains (losses).
† Income, as adjusted, excluding 2002 loss reserve charge of $2.8 billion and excluding 2001 WTC losses of $769 million.

2002 Highlights

- General Insurance net premiums written were a record $27.41 billion, an increase of 36.4 percent.
- General Insurance cash flow was a record $6.92 billion, compared to $1.86 billion in 2001. Including 21st Century and Transatlantic, consolidated General Insurance cash flow from operations was $7.43 billion, compared to $1.97 billion in 2001.
- The combined ratio was 105.95, or 94.41 excluding the reserve charge.
- The Domestic Brokerage Group had record net premiums written of $15.21 billion.
- Foreign General net premiums written grew to a record $6.01 billion.
- AIG received the Quern Award from the Risk and Insurance Management Society. The award recognizes companies that have made strong contributions toward improving the quality of products and services offered within the field of risk management.

Life Insurance

With operations in more than 70 countries, AIG's Life Insurance operations, including AIG American General in the United States, are the most profitable and geographically diversified in the world. AIG's core life strategies emphasize financial strength, broad product offerings, agent training and development, and multiple distribution channels, including banks, retail stores and the Internet.

Financial Services

The Financial Services Group consists of businesses that complement AIG's core insurance operations and benefit from AIG's high ratings, global network and expertise in financial structuring. These businesses include aircraft leasing, financial products, capital markets, trading and market making, and consumer finance. American General Finance, Inc. positions AIG as a leader in domestic consumer finance.

Retirement Savings & Asset Management

AIG has one of the largest retirement savings businesses in the United States, including the operations of AIG SunAmerica, AIG VALIC and AIG Advisor Group. AIG is the largest provider of annuities in the United States. AIG's Asset Management Group manages third-party institutional, retail and private fund assets, in addition to AIG insurance invested assets.

Life Insurance Operating Income*
(millions of dollars)


1,305
1,536
1,671
2,076
2,492
2,777
3,323
3,758
4,220
4,929
5,060†
5,982
92 93 94 95 96 97 98 99 00 01 02

*Before realized capital gains (losses).
† Excluding 2001 WTC losses of $131 million.

Financial Services Operating Income
(millions of dollars)


594
720
787
548
710
906
1,172
1,417
1,666
1,991
2,189
92 93 94 95 96 97 98 99 00 01 02

Retirement Savings & Asset Management Operating Income (millions of dollars)


188
240
348
340
442
512
673
873
1,108
1,088
1,016
92 93 94 95 96 97 98 99 00 01 02

2002 Highlights

- Worldwide Life operating income before realized capital losses rose 21.4 percent to a record $5.98 billion.
- Worldwide Life premium income, deposits and other considerations, including annuities, pensions and investment products rose 11.6 percent to a record $48.66 billion.
- AIA opened wholly owned life businesses in Beijing, Suzhou, Dongguan and Jiangmen, increasing the number of Chinese cities served to eight.
- In India, Tata AIG Life added three new branches, expanding its network to encompass 11 major metropolitan markets.
- AIG Annuity had a record year in the United States, as new deposits increased 54 percent to $8.55 billion.

2002 Highlights

- Financial Services operating income increased 9.9 percent to a record $2.19 billion.
- International Lease Finance Corporation (ILFC) had record operating income as its customer base grew to more than 140 airlines. ILFC maintains a young and efficient fleet and its business is concentrated outside the United States in relatively stronger performing regions, particularly Asia and Europe.
- AIG Financial Products Corp. operating income rose to $808.1 million. It assists clients with raising and managing capital and debt; hedging equity, foreign exchange, interest rate and credit exposures; and optimizing investments in global equity and credit markets.
- In U.S. consumer finance operations, Internet-based business was a source of growth at American General Finance, Inc., generating loan volume equivalent to that of 37 branches.

2002 Highlights

- In the face of declining domestic and foreign equity markets, Retirement Savings & Asset Management operating income declined 6.6 percent to $1.02 billion.
- AIG subsidiaries led by AIG Global Investment Group manage approximately $40 billion in third-party institutional and retail assets.
- AIG formed a new international retirement savings unit to leverage AIG's market-leading U.S. retirement savings capabilities with AIG's unsurpassed global network. The new unit will capitalize on the brand recognition, distribution force and customer service expertise of local AIG companies in countries throughout the world.
- AIG VALIC's success in its core markets led to record performance. The company also entered new markets and developed a pioneering investment advisory service.

LETTER TO SHAREHOLDERS

AIG performed well in 2002, under challenging conditions. The world economy and equity markets are weak, and U.S. interest rates are at their lowest levels since the Great Depression. The economic slump in Japan has entered its second decade; the major European economies remain sluggish, and many Latin American countries are facing difficulties. Yet AIG had solid results in every region around the world. In the current environment, AIG's strong balance sheet and dedicated employees play a particularly vital role meeting the insurance and financial needs of our 40 million customers around the world.



Maurice R. Greenberg
Chairman and Chief Executive Officer

AIG had net income of $5.52 billion in 2002 – or $2.10 per share – compared to $5.36 billon – or $2.02 per share – in 2001. AIG earned more than any other insurance company in the world and is one of the most profitable global financial companies. We earned more than the next 18 largest property-casualty companies in the United States combined and more than all of the major European insurance companies combined. Shareholders' equity increased to a record $59.10 billion at year end.

We achieved these results even after taking a $1.8 billion after-tax charge to increase General Insurance loss reserves in the fourth quarter. This was the first time that AIG has taken an extraordinary reserve adjustment. No actuarial calculation could have predicted the explosion of litigation in the United States, which has resulted in an enormous increase in the frequency and severity of liability claims and judgments.

Other highlights of AIG's 2002 results include:

- Record revenues of $67.48 billion, up 9.3 percent over 2001.
- Record assets of $561.23 billion.
- A return on equity of 13.35 percent, or 16.45 percent excluding the reserve increase.
- Record General Insurance net premiums written of $27.41 billion, an increase of 36.4 percent over 2001.
- Record cash flow from General Insurance operations of $7.43 billion, compared to $1.97 billion in 2001.
- Record Life Insurance operating income, excluding realized capital losses, of $5.98 billion, an increase of 21.4 percent over 2001.
- Record Life Insurance premium income, deposits and other considerations of $48.66 billion, an increase of 11.6 percent over 2001.
- Record Financial Services operating income of $2.19 billion.

The Property-Casualty Market Should Continue to Harden

The property-casualty industry is still recovering from a decade of declining rates and sharply increased loss costs. Rates in many classes of business will continue to rise for some time. Several insurers and reinsurers around the world are failing or withdrawing from markets. Companies that relied on gains in their equity investment portfolios have been weakened by the worldwide bear market. Reinsurance markets remain very constrained, and while the industry has had a modest influx of new capital, the new capacity is not significant enough to impact market conditions in the current environment. The August floods in Europe had a severe impact on European insurers, on top of the losses they suffered from their large exposures to falling equity markets. Weak insurers in the United States and around the world that have been cutting rates to retain business will be the industry's casualties of tomorrow. As a consequence, the property-casualty insurance market remains tight, and the flight to quality, which is benefiting AIG, has become more pronounced.

In the face of these trends, AIG's General Insurance operations achieved record net premiums written, as a result of both rate increases and new business. The combined ratio was 105.95, or 94.41 excluding the reserve increase. We have an excellent retention rate for quality renewal business, which is being repriced in accordance with current market realities. We also are seeing attractive new business opportunities as the number of competitors in the marketplace with the right solutions and sound financial footing is declining.

In the United States, Domestic Brokerage Group net premiums written were a record $15.21 billion in 2002, up 49.2 percent over the prior year. The combined ratio was 116.96, or 96.27 excluding the reserve increase. Pricing continues to firm, especially for large, specialized coverages, an area where AIG has long been the leader.

Bermuda-based Allied World Assurance Holdings, Ltd., in which AIG holds a 23.4 percent interest, also had a successful first year of operation by meeting increased demand for coverages from high quality insurers. Its gross premiums written were $922 million in 2002.

The explosion of litigation and liability claims in the United States is the biggest issue for the domestic property-casualty industry and a great threat to the U.S. economy. According to a study by the U.S. Council of Economic Advisors, litigation costs have grown, from 0.6 percent of GDP in 1950, to 1.3 percent of GDP in 1970, to 1.8 percent of GDP currently. The U.S. tort liability system is the most expensive in the world. If current trends continue, 2.4 percent of U.S. GDP will be devoted to litigation costs and claims by 2005, adding $1,000 to the cost of goods and services purchased annually by the average American family. To combat this problem, we will work very hard with the administration, Congress, the business community and consumers who recognize that they pay the price for senseless litigation.

AIG's Foreign General insurance operations are the most extensive worldwide property-casualty insurance network in the industry. In 2002, Foreign General had another excellent year and is generating new business through innovative product offerings, superior service and an accelerating flight to quality. Premiums were a record $6.01 billion, an increase of 19.0 percent over 2001. Every region contributed to this growth. The combined ratio was 90.12.

In Japan, we were successful utilizing a wide range of distribution channels to serve both consumers and businesses, capitalizing on new opportunities created by deregulation. Operations in Southeast Asia and China also achieved strong performance. Results in the United Kingdom and Ireland were excellent, driven by rate increases and new business, as well as the flight to quality. Ascot Underwriting Limited, our Lloyd's syndicate, wrote nearly $400 million in premiums in its first full year in business.

Insuring Against the Terrorist Threat

AIG is responding to the economic consequences of the global terrorist threat. The terrorist attacks of September 11, 2001 inflicted a terrible loss of life and huge costs on our industry and economy. We were one of very few insurance organizations that continued to make terrorism insurance coverage available in the United States and around the world after 9/11. However, even with the capacity we were providing, many businesses in the United States lacked terrorism insurance, which constrained investment and lending in important sectors of the economy and greatly increased the economic risks to businesses and individuals in the event of another attack. We worked diligently in the public arena to communicate the importance of federal terrorism coverage. Late last year, Congress did enact a bill. While the lawsuit and punitive damage provisions of the bill do not go far enough to prevent a predatory trial bar from cashing in on a terrorist attack, now no one can be denied terrorism insurance. As President Bush said when he signed the act, the legislation will strengthen the economy, build confidence with investors and create jobs for American workers.


Return on Equity
(percent)
20.0
16.0
12.0
8.0
4.0
0.0
-4.0
92
93
94
95
96
97
98
99
00
01
02*
†
AIG
Industry
S&P 500

†Excludes 2002 loss reserve charge of $2.8 billion.
*Industry and S&P 500 estimated
Industry and S&P 500 source: Fox-Pitt, Kelton Inc.

A Pre-eminent Life Insurance Franchise

AIG had good performance from both its Domestic and Foreign Life Insurance operations, achieving record operating income and record premium income, deposits and other considerations. AIG has the most extensive worldwide network and an unsurpassed agency force. By building business in new markets, introducing new products through our multiple distribution channels, managing expenses and reducing crediting rates, we have been able to increase earnings, even in a low interest environment.

No one has more experience or has had more success in opening markets around the world than AIG. In Japan – the world's second largest life insurance market after the United States and AIG's largest overseas life market – both AIG Star Life Insurance Co., Ltd., our new life company in Japan, and American Life Insurance Company (ALICO), which has had a presence in Japan since 1972, are benefiting from a flight to quality as a result of the weakened state of the Japanese economy and many local financial companies. In Korea, the AIG brand name is achieving broad recognition and respect, and we have been building market share.

Office of the Chairman: (left to right) Maurice R. Greenberg, Chairman and Chief Executive Officer; Edmund S.W. Tse, Senior Vice Chairman and Co-Chief Operating Officer; Win J. Neuger, Executive Vice President and Chief Investment Officer; Howard I. Smith, Vice Chairman, Chief Financial Officer and Chief Administrative Officer; Donald P. Kanak, Executive Vice President and President and Chief Executive Officer of AIG Companies in Japan and Korea; Martin J. Sullivan, Vice Chairman and Co-Chief Operating Officer; Kristian P. Moor, Executive Vice President, Domestic General Insurance.



General Insurance Combined Loss and Expense Ratio
(after dividends to policyholders)



125
120
115
110
105
100
95
92
93
94
95
96
97
98
99
00
01
02*
†

A combined ratio of less than 100 reflects an underwriting profit.

AIG

Industry**

†Excludes 2002 loss reserve charge of $2.8 billion.
*Industry estimated
**Stock companies
Industry source: Fox-Pitt, Kelton Inc.

In June, we marked an important milestone becoming the first foreign insurance organization to be licensed in Beijing. China has 1.3 billion citizens and is the fastest growing economy in the world. We now have eight life insurance operations in major markets in China, including the Suzhou branch, which became operational in August, and Dongguan and Jiangmen in November. We now have over 14,000 life insurance agents in China, a number that is growing at a fast pace as we are actively recruiting agents in all of our markets.

In India, whose population exceeds one billion, Tata AIG Life Insurance Company Limited opened three new branches in 2002, bringing the total to 11. In Vietnam, we currently have approximately 6,300 agents and rapidly growing operations. Growth was also strong in Central and Eastern Europe and the Middle East.

In the United States, our acquisition of American General Corporation in 2001 has provided us with a broad and deep distribution capability that includes approximately 33,000 independent agents and strategic partnerships with broker-dealers, employers, banks, associations and independent marketing organizations. AIG American General's integration plans are being successfully implemented. We have achieved most of the cost savings that we had foreseen when we acquired American General, and expect to realize the remainder in 2003. AIG's profit center management discipline and focus are taking hold, and new initiatives such as cross-selling efforts are showing meaningful results. For example, in the home services business, we are profiting from new agent recruitment, new products, cross-selling and higher rates of persistency.

Strong Financial Services Results

Financial Services had a good year. Operating income was $2.19 billion, compared to $1.99 billion in 2001. International Lease Finance Corporation (ILFC), our aircraft leasing company, is a market leader and has a very young and efficient fleet. Despite the slowdown in the airline industry, all of the new aircraft that we are taking delivery on in 2003 are already leased. More than 85 percent of ILFC's fleet is leased outside of the United States, primarily in Asia and Europe, which limits our exposure to the difficult conditions in the domestic commercial aviation market.

AIG Financial Products Corp., which is recognized for its innovative products and disciplined risk management practices, had a solid year, with operating income of $808.1 million. Because we hedge our positions, our results are not dependent on the direction of interest rates, currencies or the equity markets. AIG Trading Group Inc. performed profitably in 2002.

AIG's consumer finance businesses had a good year in the U.S. and in most overseas markets. American General Finance continues to perform strongly, and its credit quality remains solid. The results of our international consumer finance operations were satisfactory, with the exception of Argentina, where political and economic conditions remain adverse.

Leadership in Retirement Savings & Asset Management

AIG is a leader in the U.S. retirement savings market, where we are the largest provider of annuities. Weak equity markets continue to have a negative impact on the entire variable annuity business, including AIG SunAmerica's variable annuity business. However, AIG VALIC, a leader in the group retirement business for education and healthcare institutions, had record operating income, and AIG Annuity Insurance Company, the largest provider of fixed annuities through banks, had record sales.

AIG VALIC is the first provider to offer investment advisory services to group retirement plan participants. As a leader in the retirement savings market, AIG VALIC is well positioned to benefit from strong customer demand for quality investment advice provided by an independent third party.

We are just beginning to tap the huge overseas market for retirement savings. In November, we announced the formation of a new international retirement savings unit that will leverage AIG's U.S. retirement savings expertise with the unsurpassed global network, distribution, brand recognition and customer service of local AIG companies. The need for individuals to provide for their own retirement is a worldwide issue, especially in the large majority of countries where state pension funds are inadequate.

AIG's Asset Management businesses benefit from AIG's unrivaled global network, strong expertise in a full range of fixed income, equity and alternative investments and confidence in AIG's "investor-to-investor" approach, where AIG invests alongside its third-party clients. AIG is the sixth largest worldwide institutional investment manager. And from a virtual startup in 1994, AIG's third-party assets under management, including institutional accounts and retail mutual funds, totaled approximately $40 billion at December 31, 2002.

Investment Results

Declining interest rates and stock markets worldwide adversely affected AIG's investment results. General Insurance net investment income declined 4.6 percent to $2.76 billion. General Insurance net investment income was impacted by a lack of profit realization from AIG's private equity portfolio as a result of weak equity markets. Life Insurance net investment income increased 10.7 percent to $12.27 billion, largely due to the substantial increase in its fixed income invested assets.

The U.S. equity markets dropped more sharply in 2002 than in 2001. In 2002, the Standard & Poor's 500 Stock Index decreased 23.4 percent compared to a 13.0 percent decline in 2001, while the NASDAQ index fell 31.5 percent in 2002 compared to a decrease of 21.1 percent in 2001. The three-year decline in these indexes from their March 2000 peaks has been one of the largest and most prolonged downturns on record. It has amounted to 42.6 percent for the Standard & Poor's 500 Stock Index and 74.7 percent for the NASDAQ index. The vast overexpansion in the telecom industry in the late 1990s, with the resultant overcapacity, has sharply reduced the need for capital expenditures in both the telecom and technology industries. This slowdown has rippled throughout the economy. Growth in GDP, which was buoyant early in 2002, slowed materially in the fourth quarter.

In November 2002, the Federal Reserve cut the federal funds rate, to 1.25 percent, a rate not seen since the early 1960s. Despite the low interest rates, there were additional bankruptcies of large corporations. Investors remained cautious, and the spread of corporate bond yields over Treasury bonds has not narrowed. AIG recorded net capital losses of $2.44 billion, largely in bonds whose credit ratings were severely downgraded. The loss amounted to 0.56 percent of AIG's investment portfolio, in line with overall market conditions in this adverse environment and well within the expectations for a portfolio of our size. With total invested assets of $432.36 billion, AIG is one of the largest investors in corporate bonds.

The economies of Western Europe and Japan also stagnated. Japan was particularly hard hit as the precarious condition of its financial institutions rendered them unable to support growth despite near zero percent interest rates. During the year, the stock markets in Europe declined on average by 37.3 percent, while Japan declined by 17.4 percent, reaching a new 20-year low.

Record Cash Flow

Cash flow from AIG's consolidated General Insurance operations was a record $7.43 billion in 2002, compared to $1.97 billion in 2001, and this strong positive trend continued into 2003. In January of 2003, new cash from General Insurance operations exceeded $1 billion, a monthly record, compared to $545.5 million in January of 2001. Life Insurance new cash flow for investment, which generates the investment income necessary to meet our obligations to policyholders and to provide a profit margin for our shareholders, also experienced strong growth of 56.2 percent in 2002, to a record $32.89 billion, compared to $21.05 billion in 2001.

Balance and Scale

AIG's diversified mix of businesses and global franchise provide balance to our earnings stream and enable us to capitalize on opportunities around the world even when the global economy is weak. In 2002, excluding the charge to increase General Insurance reserves, 32.0 percent of our operating income before realized capital losses came from General Insurance; Life Insurance accounted for 44.3 percent; Financial Services for 16.2 percent; and Retirement Savings & Asset Management for 7.5 percent.

We also have a healthy diversity of distribution channels. Whether it is brokers and agents, banks, associations, direct mail, the Internet or a combination of all of these channels, we continue to find ways to distribute more products in more ways. What is considered nontraditional distribution elsewhere in the insurance industry is not nontraditional at AIG.

AIG has scale and efficiency in all of its businesses. AIG today is the largest commercial insurer in the United States, the largest international property-casualty insurer, the most profitable and the most geographically diversified life insurer in the world. We are the third largest consumer finance company in the United States, the most successful lessor of commercial aircraft and one of the world's top ranked institutional asset managers. In July of 2002, *Forbes* ranked AIG as the third largest public company in the world, based on a composite ranking of sales, profits, assets and market value. Size has not diminished the entrepreneurial spirit of AIG or reduced our ability to identify new growth opportunities throughout the world.

Corporate Leadership and Confidence

AIG is tackling the business and public policy challenges resulting from the crisis of confidence in U.S. corporations. This issue has been receiving a great deal of our attention in two different respects: We are a leader in providing insurance coverages to directors and officers, and we are making certain that the transparency and integrity of AIG's financial disclosure and practices are well understood by every investor who takes an interest in learning about our company.

In response to the explosion of class action lawsuits, we introduced new policies addressing compelling marketplace needs. They include a stand-alone policy designed to provide independent board members with protection for their personal assets in the event of a bankruptcy, or other circumstances outside of their range of responsibility that would invalidate or exhaust their companies' insurance coverages.

In the current environment, every American corporation must demonstrate to investors and the general public that its results are accurately reported and its management is acting in the best interest of shareholders. This year's AIG Annual Report to Shareholders and Form 10-K are more comprehensive and have been formatted to make it easier for readers to find the information they are seeking. We will continue to build on our disclosure and are committed to providing additional meaningful information that does not give the competition a blueprint for replicating our success. We initiated quarterly conference calls, which are accessible to everyone via the Web, and established an investor help desk where anyone can call to speak to AIG's investor relations professionals to obtain reliable information about our company. It can be reached by dialing 212-770-6580. In June, we held an all-day meeting with the investment community where executives from each of our major profit centers gave detailed explanations of their strategies and results. This meeting also was webcast to the general public.

In August, we announced that AIG will expense the fair value of all stock options granted beginning January 1, 2003. The expensing of stock options has never been an economic issue for AIG. However, in today's market climate, we believe this action is in the best interest of our shareholders. AIG's executive compensation programs have always been structured to reward outstanding performance that contributes to AIG shareholder value as measured over the long term.

Stock Performance

AIG common stock declined 27.1 percent in 2002, compared to a decline of 23.4 percent for the S&P 500. However, over virtually any extended period of time, AIG has outperformed the market and has substantially out-distanced other insurance and financial services companies. While the stock market reacts – or overreacts – to short term news and sentiments, we manage our company to achieve the strongest possible performance for our shareholders over the long term. This is the only responsible way to run a business, and shareholders who have stayed with us have been well rewarded. At year-end 2002, AIG had a market capitalization of $150.97 billion, compared to $99.07 billion at year-end 1997. Over this same five-year period, AIG common stock, including reinvested dividends, rose 51.3 percent, while the S&P 500 declined 2.9 percent and a peer group of companies declined 9.7 percent. Over the last 10 years, AIG common stock earned an average annual rate of return of 16.8 percent, compared to 7.3 percent for the S&P 500 and 7.7 percent for a peer group of companies.

Cumulative Total Shareholder Return*

(in dollars)	97	98	99	00	01	02
AIG	100.00	133.60	187.24	256.46	207.01	151.26
S&P 500	100.00	128.58	155.63	141.46	124.65	97.10
AIG Peer Group	100.00	93.44	76.32	118.26	101.60	90.27


280
240
200
160
120
80
40
97
98
99
00
01
02

Source: Standard & Poor's Compustat Services, Inc.

*Value of $100 invested on December 31, 1997, including reinvested dividends.

AIG has always focused on long-term results. Since AIG became a public company in 1969, our stock has had an average annual rate of return of 17.1 percent. Despite the decline of the market and AIG stock in 2002 and early 2003, we are confident that the earnings power of our unparalleled global franchise will be reflected in our market value as it has been over any extended time frame.

In February 2003, AIG's Board of Directors expanded AIG's existing common stock repurchase program through the authorization of an additional 50 million shares.

Management Team

Having successfully expanded our global businesses in general and life insurance, retirement savings, financial services and asset management in recent years, AIG is an even more broadly based company today than it was just a few years ago. Reflecting the current size and scope of our business, AIG implemented a new management structure in 2002. The Board of Directors elected Martin J. Sullivan and Edmund S.W. Tse as Co-Chief Operating Officers of AIG. Mr. Sullivan was also named Vice Chairman, having previously served as Executive Vice President, Foreign General Insurance. In his 30-year career with AIG, he has held key underwriting, marketing and management positions for Europe, the U.K. and Ireland. Mr. Tse was elected Senior Vice Chairman, Life Insurance in 2001 after serving as Vice Chairman, Life Insurance since 1997, overseeing AIG's worldwide life operations. Mr. Tse began his AIG career in 1961, when he joined American International Assurance Company, Ltd. (AIA) in Hong Kong, and has served as President of Nan Shan Life Insurance Co., Ltd. and AIA.

AIG also has established an Office of the Chairman, which currently consists of seven of AIG's senior executives. The members of the Office of the Chairman, in addition to me, are Mr. Sullivan; Mr. Tse; Howard I. Smith, who was elected Vice Chairman, Chief Financial Officer and Chief Administrative Officer; Donald P. Kanak, who was elected Executive Vice President and President of AIG Companies in Japan and Korea; Kristian P. Moor, Executive Vice President, Domestic General Insurance; and Win J. Neuger, who was elected Executive Vice President and Chief Investment Officer. Each of these executives has a proven track record as a top professional and will be an important contributor to the company's future success. This management team will help ensure that AIG has the strongest possible organization to carry out our strategies and business plans for the future.

Board of Directors and International Advisory Board

In May, the Board of Directors named Frank G. Zarb to the position of Chairman of the Board's Executive Committee, a non-executive position. Mr. Zarb, former Chairman of the National Association of Securities Dealers, Inc. and The Nasdaq Stock Market, Inc., has been a Director of AIG since 2001. Mr. Zarb is a distinguished leader in the U.S. financial services industry, and his experience and counsel are of significant benefit to AIG.

We also want to thank Robert L. Crandall for his service as a member of AIG's Board of Directors. Although he stepped down from the Board in October, we are pleased to continue to have the benefit of his advice and counsel as a member of our International Advisory Board. Two longstanding AIG executives will retire from our Board of Directors at the Annual Meeting. Edward E. Matthews, who retired in December as Senior Vice Chairman, Investments and Financial Services with 29 years of service, has served on the Board since 1973. We appreciate his many contributions and are grateful that he has agreed to continue to serve AIG on a consultative basis and as a Senior Advisor. Thomas R. Tizzio, Senior Vice Chairman, General Insurance, will be stepping down from the Board after 16 years of service, but will continue in his present management role. Both Mr. Matthews and Mr. Tizzio will become Honorary Directors. Eli Broad will be retiring from the Board of Directors. With fewer trips to New York, he will be able to devote more time to his philanthropic and other endeavors, to which he has shown great dedication. We thank him for his service as a director and look forward to his continued contributions to AIG in his role as Chairman of AIG SunAmerica Inc.

Conclusion

There is a tremendous sense of cohesion among AIG employees around the world. This enables us to support one another effectively, whether sharing business opportunities or coming to the aid of a colleague in need. We were all deeply saddened by the terrible loss of life that resulted from the tragic fire in October in Ho Chi Minh City. The deceased included eight AIA Vietnam staff and 16 agents and agents-in-training. AIG employees from around the world gave their support to the survivors and the families of the victims. We mourn with the loved ones of our fellow workers who were lost in this tragedy.

In 2003, we face several challenges. The U.S. and global economies are currently weak. We need to be vigilant against ongoing risks posed by the terrorist threat. And, at this writing, a war with Iraq has commenced. In spite of these challenges, the AIG franchise offers enormous potential for growth. AIG has never been in a stronger position, financially as well as in terms of future opportunities, than we are in today. We are at the forefront of the insurance and financial services industry, with a depth of resources and a global network that would be impossible for any competitor to replicate. Above all, the men and women of AIG give us confidence in the future. Our employees, agents and brokers are the best in the industry. On behalf of management and the Board of Directors, we want to express our thanks to them all for their dedication and contributions thoughout the year.

M.R. Greenberg
Chairman and Chief Executive Officer

March 21, 2003

RECONCILIATION IN ACCORDANCE WITH REGULATION G

Regulation G of the new rules of the Securities and Exchange Commission requires a reconciliation of each non-GAAP financial measure used in the Annual Report to the comparable GAAP figure. Such reconciliations are set forth below. For an explanation of why AIG management considers these non-GAAP measures useful to investors, see *Executive Summary* in *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

(in millions)

Years Ended December 31,	2002	2001	2000
General insurance revenues:			
Net premiums earned	**$ 24,269**	$19,365	$17,407
Net investment income	**2,760**	2,893	2,701
Realized capital gains (losses)	**(858)**	(130)	38
Total	**$ 26,171**	$22,128	$20,146

General insurance operating income as reported	**$ 667**	$2,851	$3,524
Realized capital gains (losses)	**(858)**	(130)	38
General insurance operating income excluding realized capital gains (losses)	**1,525**	2,981	3,486
2002 loss reserve charge	**2,800**	–	–
2001 WTC losses	**–**	769	–
General insurance operating income excluding realized capital gains (losses), 2002 loss reserve charge and 2001 WTC losses	**$ 4,325**	$ 3,750	$ 3,486

Life insurance revenues:			
Premium income	**$20,320**	$19,063	$17,163
Net investment income	**12,274**	11,084	9,962
Realized capital gains (losses)	**(1,053)**	(254)	162
Total	**$31,541**	$29,893	$26,963

Life premium income:			
As reported	**$20,320**	$19,063	$17,163
Deposits and other considerations not included in revenues under GAAP	**28,342**	24,554	21,056
Premium income, deposits and other considerations	**$48,662**	$43,617	$38,219

Life insurance operating income:			
As reported	**$4,929**	$4,675	$4,058
Realized capital gains (losses)	**(1,053)**	(254)	162
Life insurance operating income excluding realized capital gains (losses)	**5,982**	4,929	4,220
2001 WTC losses	**–**	131	–
Life insurance operating income excluding realized capital gains (losses) and 2001 WTC losses	**$5,982**	$5,060	$4,220

(in millions, except ratios)

Years Ended December 31,	2002	2001	2000
Income before income taxes, minority interest and cumulative effect of accounting changes:			
As reported	**$ 8,142**	$ 8,139	$10,023
Realized capital losses	**2,441**	836	314
Acquisition, restructuring and related charges	–	2,017	315
2001 WTC losses	–	900	–
2002 loss reserve charge	**2,800**	–	–
As adjusted	**$13,383**	$11,892	$10,652

Net Income:			
As reported	**$5,519**	$5,363	$6,639
Realized capital losses, net of tax	**1,596**	542	214
Cumulative effect of accounting changes, net of tax	–	136	–
Acquisition, restructing and related charges, net of tax	–	1,385	207
2001 WTC losses, net of tax	–	533	–
2002 loss reserve charge, net of tax	**1,794**	–	–
Income, as adjusted	**$8,909**	$7,959	$7,060

Return on equity (ROE):			
GAAP ROE	**13.35%**	11.90%	15.32%
Percent of ROE related to 2002 loss reserve charge	**3.10**	–	–
Percent of ROE related to 2001 WTC losses	–	3.56	–
ROE, as adjusted	**16.45%**	15.46%	15.32%

AIG's General Insurance operations include the largest U.S. underwriters of commercial and industrial insurance, the most extensive international property-casualty network, a personal lines business with an emphasis on auto insurance and high-net-worth clients, and mortgage guaranty insurance operations. AIG's leadership is a result of its broad array of innovative insurance solutions, financial strength, superior service and responsive claims handling.



Nicholas C. Walsh
Senior Vice President
Foreign General

Thomas R. Tizzio
Senior Vice Chairman
General Insurance

Robert M. Sandler
Executive Vice President

GENERAL INSURANCE

General Insurance (in millions, except ratios)	**2002**	2002[(a)]	2001[(b)]
Net Premiums Written	**$27,414.2**	$27,414.2	$20,100.9
Adjusted Underwriting Profit (Loss)	**(1,234.0)**	1,566.0	88.3
Net Investment Income	**2,759.6**	2,759.6	2,892.6
Operating Income Before Realized Capital Gains	**1,525.6**	4,325.6	2,980.9
Realized Capital Gains (Losses)	**(858.3)**	(858.3)	(129.6)
Operating Income	**667.2**	3,467.2	2,851.2
Net Reserves for Losses and Loss Expenses	**30,349.9**	27,549.9	25,895.5
Combined Ratio	**105.95**	94.41	100.71

(a) Excluding 2002 loss reserve charge of $2.8 billion.
(b) Including 2001 WTC losses of $769 million.

AIG's worldwide General Insurance operations reported a 36.4 percent increase in net premiums written to a record $27.41 billion. Including the $2.8 billion loss reserve charge, operating income before realized capital losses for the year 2002 was $1.53 billion, compared to $2.98 billion last year. The combined ratio for the year was 105.95, compared to 100.71 in 2001. Excluding the loss reserve charge, 2002 operating income was $4.33 billion and the combined ratio was 94.41. Investment income declined 4.6 percent in 2002, primarily as a result of lower earnings from the private equity portfolio.

The principal units of the **Domestic Brokerage Group (DBG)** provide the widest available range of commercial and industrial coverages in the United States.

- National Union Fire Insurance Company of Pittsburgh, Pa. is the leading provider of directors and officers liability and fiduciary liability insurance, as well as a leader in employment practices liability and fidelity coverages.
- American Home Assurance Company is the premier domestic provider of commercial umbrella/excess liability insurance, as well as a leading workers' compensation insurer for the small business and middle market segments. The company is also one of the leading providers of extended warranty coverages for consumer electronics and appliances, and for computer retailers and manufacturers.
- Lexington Insurance Company is the largest U.S.-based excess and surplus lines carrier, specializing in difficult-to-place property and casualty risks.
- AIG Environmental is the leading U.S. provider of environmental coverages and services.
- HSB Group, Inc. is the parent company of Hartford Steam Boiler Inspection and Insurance Company (HSB), one of the world's leading providers of equipment breakdown insurance.
- AIG Risk Management, Inc. provides casualty risk management products and services to *Fortune* 1,000 and other large commercial customers.
- DBG also includes many specialty business units that draw on the worldwide resources of AIG's insurance and financial services companies to meet client needs in the aviation, transportation, construction and energy industries; risk finance, cross-border operations, e-business, and accident and health.

AIG's growing **Domestic Personal Lines** operations predominantly provide automobile insurance through the Mass Marketing Division, Specialty Auto Division and 21st Century Insurance Group, as well as a range of coverages for high-net-worth individuals through the AIG Private Client Group.

United Guaranty Corporation subsidiaries write residential mortgage guaranty insurance and reinsurance for financial institutions and mortgage investors.

The **Foreign General Insurance Group** comprises the international property-casualty operations of AIG.

- **American International Underwriters (AIU)** manages AIG's overseas property-casualty operations, the most extensive foreign network of any insurance organization. Stretching across Asia and the Pacific to Latin America, Europe, Africa and the Middle East, AIU markets a wide range of property-casualty products to both commercial and consumer clients.

Transatlantic Holdings, Inc. (Transatlantic) is the largest publicly traded, U.S.-based reinsurance organization.



The Domestic Brokerage Group (DBG) markets property-casualty insurance products and services principally through brokers to corporate buyers and commercial customers, ranging from large multinationals to small businesses. DBG companies offer some of the largest capacity available in the marketplace, underwrite a wide range of insurance coverages for their customers and are leaders in providing many specialty and difficult-to-place classes of business. The key competitive assets of the DBG companies — financial strength, innovative product offerings, extensive distribution, superior service and claims handling ability — contributed to DBG's strong growth in 2002.

Domestic Brokerage Group (in millions, except ratios)	**2002**	2002[a]	2001[b]
Net Premiums Written	**$15,214.2**	$15,214.2	$10,196.5
Operating Income (Loss) Before Realized Capital Losses	**(440.2)**	2,259.8	1,488.4
Combined Ratio	**116.96**	96.27	104.42

[a] Excluding 2002 loss reserve charge of $2.7 billion.
[b] Including 2001 WTC losses of $544 million.

Overall, DBG net premiums written grew by $5.02 billion or 49.2 percent. The combined ratio was 116.96, but only 96.27 excluding the reserve increase. In the domestic market, prices continued to firm especially for large, specialized coverages, an area where DBG has long been a leader.

DBG continued to lead the industry with many first-to-market products and services created to manage some of the most pressing risks and exposures. Both before and after the passage of the federal terrorism insurance bill, DBG businesses have been leading providers of terrorism-related coverages, as well as products and services that provide coverage for new and emerging exposures as a result of changes in the corporate governance environment. DBG also launched Web-related coverages offering protection against hacker attacks, viruses, content liability and cyber extortion.

In 2002, **National Union** continued to lead the directors and officers (D&O) liability and fiduciary liability marketplace by focusing on underwriting discipline, coverage innovation and litigation management. Corporate clients faced unprecedented challenges as a number of factors changed the traditional underwriting environment in the D&O sector. The frequency and severity of securities claims skyrocketed. The number of cases involving accounting allegations increased dramatically. Additionally, corporate America saw some of the largest bankruptcies in its history and financial restatement activity rose. At the same time,

Domestic Brokerage Group – Net Premiums Written
(millions of dollars)



16,100
13,800
11,500
9,200
6,900
4,600
2,300
92
93
94
95
96
97
98
99
00
01
02

important reinsurance capacity was withdrawn from the marketplace. National Union successfully addressed these D&O risk issues on a variety of fronts. Most notably, after the passage of the Corporate Auditing and Accountability Act in July of 2002 (Sarbanes-Oxley), National Union introduced three new D&O coverages, which strengthened the insurance options available for protecting the personal assets of individual directors and officers. One product is a separate and distinct policy for independent, non employee directors. It provides them separate limits and non rescindable coverage that protects personal assets when corporate wrongdoing or other factors outside their purview prevent them from being covered by traditional D&O liability insurance. The two other products that were introduced offer primary and catastrophic protection for individual directors and officers.

Marriott International Inc., a worldwide hospitality leader, focuses on three essential requirements when selecting insurance companies for its risk management program: a track record of product innovation, financial strength and stability, as well as the ability to strategically serve large organizations. Marriott has a longstanding association with many AIG member companies, including National Union, which provides Marriott's directors and officers (D&O) insurance and other coverages. In a market where many providers have recently exited the business, National Union continues to stand out as the D&O market leader, setting itself apart with products and services that are responding to the new risks that directors and corporate executives now face. Pictured at the JW Marriott in Washington, D.C., Bradley R. Wood is Vice President, Risk Management for Marriott International Inc.

American Home had strong premium growth in the excess casualty division, serving companies of all sizes in nearly every industry, including a large segment of the *Fortune* 500. Results in the excess casualty division were driven by much needed rate increases and new business, as customers threatened by skyrocketing liability award trends realized the necessity of securing high-limit protection from a financially strong insurer. Even as the excess casualty market experienced a retraction in capacity and coverage, American Home continued to offer lead umbrella limits up to $50 million. The American Home workers' compensation division also achieved substantial premium and new business growth and continued to set itself apart in a marketplace where many carriers have been financially weakened and substantial amounts of capacity have been lost since 2001. American Home is a leader in workers' compensation insurance for the middle market and the leading writer of this line for small businesses. American Home enhanced its operating efficiencies through widespread use of a Web-based quote-and-bind system, which provides monoline workers' compensation coverages to smaller companies.

Lexington achieved significant premium growth across the major market segments it serves, including property, primary and excess casualty, multi-line programs, and specialty casualty coverage for healthcare and real estate clients, as well as medical stop loss insurance. In a tight market environment, Lexington stood out as the leading surplus lines writer, leveraging the competitive advantages that its extensive product line and financial stability offer. In the property segment, Lexington began 2002 as one of very few providers offering terrorism insurance, as well as much needed capacity across many property lines. Following passage of the Federal Terrorism Risk Insurance Act of 2002, Lexington continued to be a leading provider in this critical coverage area. During the year, in the medical malpractice market, Lexington responded to what could have been a crisis for major healthcare facilities in the United States as many carriers abandoned the market. To address the escalating costs of litigation expense associated with product liability, Lexington introduced new casualty options for the manufacturing segment.

Bolstering its leadership position as the largest provider of environmental coverages in the United States, **AIG Environmental** increased the capacity it offers on a per-loss and aggregate basis to $150 million – the highest in the industry – at a time when obtaining sufficient capacity is an increasing challenge for many risk managers. This capacity, combined with AIG Environmental's strong distribution and service, provides a distinct competitive advantage. During 2002, AIG Environmental made significant inroads across its customer base by providing risk assessment, business continuity and security-related services. AIG Environmental reinforced its position as the source for the industry's most innovative products by providing enhancements to its core pollution legal liability and contractors' pollution liability policies to cover new and emerging risks, such as mold. As a result of stricter reporting requirements placed on corporations, AIG Environmental had increased activity in transactions where insurance serves as a means to manage uncertain historical environmental risks, including the cleanup of Superfund sites.

Hartford Steam Boiler Inspection and Insurance Company (HSB) had strong growth, both in revenues and the number of insured locations, during 2002. The company achieved excellent results through engineering-based risk assessment, disciplined and selective underwriting, and by providing assistance to clients worldwide in preventing and reducing loss. HSB provides equipment breakdown coverage and other specialty insurance products directly to customers and through outsourcing arrangements with approximately 200 property-casualty insurers. The company's domestic growth strategy focuses on expanding these relationships, as well as offering new products and services developed in collaboration with AIG member companies. HSB is also leveraging AIG's global network to access international markets and expand its insurance and engineering consulting businesses.

AIG Risk Management, Inc. (AIGRM), DBG's primary provider of casualty coverages, enhanced its position as a market leader in 2002, with strong premium growth in the areas of captives, self-insured and risk financing alternatives for large and mid-sized companies, as well as specialty risk management for the construction and transportation industries. AIGRM responded to the increasing demand for alternative risk programs caused by tightening casualty market conditions in 2002 with an array of products that offer capacity for risk transfer and self insurance, including excess workers' compensation programs that feature comprehensive terrorism and other catastrophic coverages. AIGRM also launched a domestic sponsored-captive program, a mechanism that enables companies to fund a portion of their risk exposure. The captive provides an alternative method of managing risk for businesses confronted by coverage gaps, shrinking market capacity and increased retentions.

AIG WorldSource is a leading provider of global insurance programs for U.S.-based multinationals, as well as foreign companies with operations in the United States. With safety and security concerns growing throughout the global business community, WorldSource's crisis management unit emerged as a top provider of kidnap, ransom and extortion coverages, as well as workplace violence and contaminated product insurance. WorldSource furthered its commitment to offering clients access to high caliber crisis response services and formed partnerships

The Domestic Brokerage Group draws on the unparalleled strength and resources of AIG to meet the insurance and risk management needs of the world's largest corporations, such as Avon Products, Inc. A global leader in beauty products and a trusted name in direct selling, Avon looks to DBG companies and divisions, including National Union, AIG WorldSource and AIG Global Energy, for a comprehensive risk program that includes management liability, fiduciary liability, international property-casualty, and umbrella/excess coverages. AIG's ability to deliver custom-tailored solutions has served the strategic risk management needs of Avon for over two decades. Avon Senior Director-Global Risk Management & Insurance, Stephen Truono, administers Avon's international risk management program.


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with several of the industry's top security firms, including those that specialize in extortion and ransom negotiations, food safety, product tampering analysis and law enforcement. Improving the ability of customers to manage claims globally, WorldSource offered a Web-based reporting system that significantly reduced the time between the filing and resolution of overseas claims. WorldSource also enhanced its performance in 2002 through initiatives aimed at strengthening its international broker networks. These initiatives, combined with rate increases, enabled WorldSource to achieve solid growth during the year.

Starr Excess Liability Insurance Company, Ltd. (Starr Excess) is a leading global provider of large limit, catastrophic liability protection for the world's largest corporations. Through U.S.- and Ireland-based subsidiary companies, as well as branch operations located in the United States, United Kingdom, Dublin and Bermuda, Starr Excess provides up to $150 million in excess limits for casualty and financial lines insurance programs. In 2002, Starr Excess increased its policyholder base and achieved strong premium growth, as capacity constricted throughout the market.

Continuing to fill the market void that emerged in 2001 as much needed capacity disappeared, **AIG Aviation, Inc.** increased its premiums written in 2002. AIG Aviation is the largest U.S.-based provider of aviation insurance and the lead provider of airline terrorism coverage, serving most of the world's major airlines. In addition, AIG Aviation is the largest provider of owner-flown light aircraft insurance in the United States. AIG Aviation's corporate business increased significantly during the year, and its workers' compensation unit continued to lead the market.

AIG Global Energy is the leading provider of insurance and alternative risk solutions to major oil, chemical, mining and power generation companies, including some of the industry's leading corporations. By providing excellent service and leveraging the value of AIG's strong financial condition and worldwide network, AIG Global Energy has achieved good growth over the past several years. During the year, AIG Global Energy established significant inroads into the middle market, forming a unit dedicated to serving energy businesses with annual revenues under $75 million.

In 2002, as federal reports warned businesses about the potential devastation of cyber terrorism and encouraged them to purchase network insurance, **AIG eBusiness Risk Solutions Division (AIG eBRS)** achieved excellent results, leveraging its strength as the leading provider of network security and cyber-risk insurance. Responding to intense demand, AIG eBRS was the first in the market with cyber terrorism coverage. The Division also broadened its customer base globally and enhanced the insurance and receivables management capabilities it provides to some of the largest banks and factors in the United Kingdom. The Division's identity theft coverage achieved strong market acceptance, with coverage provided to more than one million customers since its launch.

The **Domestic Accident & Health Division** achieved significant milestones in 2002. In addition to introducing new organ transplant and automobile accident protection programs, the Division opened new distribution channels through expanded cross-marketing efforts and a new direct marketing initiative. Successful cross-marketing programs included the roll out of a business travel accident insurance enhancement on a number of D&O and small business policies. In addition, accidental death and dismemberment and vision coverages were cross-marketed with other DBG areas.

The **AIG Risk Finance Division**, a market leader in the design and implementation of innovative alternative risk solutions, serves clients requiring the most advanced risk management capabilities. With offices in the United States, United Kingdom, Hong Kong and South Africa, AIG Risk Finance draws on the worldwide resources of AIG's insurance and financial services companies to provide programs that feature a blend of financial, insurance and capital market strategies. In 2002, AIG Risk Finance was able to serve a growing array of clients as capacity from competitors declined and the terms offered in the commercial insurance marketplace became more restrictive. Many corporations opted for alternatively structured risk management programs for property-casualty risks, as well as capital market exposures.

AIG Reinsurance Advisors, Inc. (AIG Re) specializes in non traditional reinsurance and retrocessional coverage, structuring and underwriting reinsurance products to satisfy the risk transfer, leverage and long-term financial planning objectives of reinsurance buyers worldwide. AIG Re's accounting, actuarial and regulatory expertise facilitates reinsurance transactions that optimize capital usage for its clients. AIG Re works closely with AIG's financial services companies and Transatlantic to provide additional resources to its clients. The company reported growth in net premiums written in 2002, as reinsurance buyers placed greater emphasis on AIG Re's ability to tailor products to meet specific needs, as well as on AIG's financial strength and security.

For decades, AIG has been meeting the risk management needs of Bechtel Group, Inc., one of the world's largest engineering and construction firms. Founded in 1898, four generations of Bechtels have led the privately owned business through 20,000 projects in 140 countries. Bechtel's diverse exposures are addressed by multiple AIG operations. Since the 1950s, AIU has been actively involved in Bechtel's international risk program. In more recent years, Bechtel teamed with the AIG Risk Management Construction Group, which, in tandem with DBG, provides Bechtel with a comprehensive domestic casualty program, including primary and excess general liability and workers' compensation coverages. Bechtel's Senior Vice President and Manager of Risk Management Lorne Parker is pictured in the company's San Francisco headquarters.

AIG Claim Services, Inc. (AIGCS) and **AIG Technical Services, Inc. (AIGTS)** provide specialized claim services for AIG's domestic operations.

AIGCS handles workers' compensation, property-casualty, employee medical benefits, and domestic accident and health lines of business. The company's specialized claim services include pre-injury consulting, which reduces workers' compensation costs by creating programs for customers that help their injured employees return to safe and productive employment as quickly as possible. AIGCS also offers customers access to an integrated disability management program that handles both occupational and non-occupational short-term and long-term disability claims. AIGCS has a network of experienced investigators and professionals with expertise in specific industries, such as construction, entertainment, transportation, and product recall. In 2002, AIGCS launched a Web-based claim administration system that creates workflow efficiencies by automating certain tasks and delivering alert notices. This technology allows clients to customize the claim process according to unique business needs. Also for its insureds, AIGCS introduced a wireless service that sends customer-defined priority claims data via daily e-mail, cell phone or pager notification.

AIGTS manages specialty, high severity and financial lines claims. Specialized claim units focus on directors and officers liability, environmental, excess casualty, financial institutions, healthcare and medical malpractice, high-exposure property, professional liability, surety and fidelity bonds, as well as asbestos, lead poisoning and pharmaceutical cases. AIGTS claim units partner with underwriters to help evaluate, develop, market and price both new products and existing accounts. The healthcare liability claim group created an additional unit in its Chicago regional office to support the growing healthcare liability business provided by Lexington. The property claim group's crisis response capabilities continued to assist AIG customers recover rapidly from catastrophes. The directors and officers claim group played an indispensable role working with National Union in the development of new coverages for corporate executives and independent directors.

The AIG Litigation Management Program supports the claims operations by providing AIG staff and clients with comprehensive legal expertise and expense management through staff counsel, approved outside counsel, an on-site legal audit program and advanced litigation management techniques. Outside counsel firms undergo a comprehensive due diligence review and agree to implement all aspects of the AIG Litigation Management Program. On-site audits ensure that the highest standard of cost effective, legal performance with preferred case outcomes is consistently achieved.

AIG Consultants, Inc. supports AIG's claim and underwriting operations and its insureds by delivering worldwide consulting services in environmental, healthcare, safety, property and crisis management areas. AIG Consultants' global network and technical expertise contribute to customer success through strategic loss mitigation services. In 2002, AIG Consultants had good market response with two new crisis management programs which offer risk assessment, business continuity and security-related services.

The core businesses of AIG's Domestic Personal Lines are the Mass Marketing and Specialty Auto Divisions, 21st Century Insurance Group and the AIG Private Client Group.

Domestic Personal Lines (in millions, except ratios)	2002	2001
Net Premiums Written	**$3,182.1**	$2,453.6
Operating Income Before Realized Capital Gains (Losses)	**151.3**	21.7
Combined Ratio	**101.26**	104.89

Overall, net written premiums grew by $728.5 million, or 29.7 percent to over $3.18 billion in 2002, while income increased by $129.6 million to $151.3 million.

Net premiums for Domestic Personal Lines' core voluntary auto and homeowners businesses grew by $279.7 million, or 11.5 percent. Income growth for the year was driven primarily by the rate and underwriting activity in the core businesses, as the voluntary automobile lines in these operations had combined ratios below 100. Operating income continued to be adversely impacted by charges unrelated to current operations. In 2002, $43.0 million in charges were taken to provide for losses on 21st Century homeowners policies from the 1994 Northridge earthquake, as a result of an unprecedented decision by the state of California enabling insureds to reopen expired claims.

The **Mass Marketing Division** focused on enhancing its underwriting results in 2002. Increases in operating productivity, rate increases and re-underwriting segments of the voluntary in-force book of business contributed to improved profitability. To accommodate growth, the Division began consolidating its headquarters operations, with related cost savings, into one location. This facility will house a new state of the art data center which, brought online in 2002, has already reduced operating expenses and is configured to support future growth.

In the involuntary market business, net premiums written grew substantially. This is a business where, for a fee, an AIG company accepts the involuntary automobile insurance market assignments of another company, writes the assigned policies and bears the underwriting risk. Increased premiums were due to the hardening of the automobile insurance market and the resultant growth in the number of drivers unable to find insurers willing to provide them with coverage. This market will continue to cycle through periods of growth and contraction due to market conditions within different states.

The **Specialty Auto Division** benefited from a hardening market as reinsurers and standard automobile insurers reduced their exposure to non standard automobile risks. The Division, which has taken substantial rate increases while expanding its business, developed a new multi-tiered pricing and underwriting program aimed at doubling the market reach of the Division's auto insurance product in 2003. Specialty Auto also has developed a Web-enabled desktop underwriting system for agents. With real-time connectivity, the Web-based system enhances underwriting quality and policy turnaround time.

Majority-owned by AIG, **21st Century Insurance Group** provides insurance through more than 800 captive agents, with more than 95 percent of its premium currently written in California. Utilizing television, radio and outdoor advertising, as well as direct mail solicitation, the Group's monthly sales of new automobile policies had doubled by year end. 21st Century sets itself apart in the market by offering more standard coverage in its automobile policy contract than leading competitors and by providing toll-free customer service 24 hours a day, seven days a week, as well as a full-service Web site.

The **AIG Private Client Group** produced gross premiums in excess of $100 million with an overall combined ratio under 100 in its second full year of operation. The Group provides comprehensive insurance coverage to high-net-worth households, and counted 22 percent of the *Forbes* 400 richest Americans as clients in 2002. Exceptional claim service as well as comprehensive coverage are the key drivers of the Group's success. The Group reported a 99 percent customer approval rating for service quality. In new initiatives, the Group entered markets in Canada and the United Kingdom, and introduced a new coverage protecting families in situations where domestic staff allege wrongful acts of employment.

The coverages provided by United Guaranty Corporation (UGC) subsidiaries protect lenders and investors against loan losses resulting from homeowner default and foreclosure.

United Guaranty Corporation (in millions, except ratios)	**2002**	2001
Revenues	**$654.8**	$635.0
Net Premiums Written	**507.8**	494.4
Operating Income Before Realized Capital Gains (Losses)	**417.4**	417.4
Combined Ratio	**43.92**	36.90

UGC's 2002 results reflected record production levels, excellent credit quality and a strong housing market.

The lowest mortgage interest rates in 40 years drove strong demand for residential housing finance throughout 2002, despite weakness in the U.S. economy. Residential mortgage originations and refinances reached $2.5 trillion, the highest loan volume ever for the industry. UGC's production of $58.7 billion in first- and second-lien new insurance business included a record level of mortgage refinancing and prepayment cancellations. Consequently, UGC's portfolio of insurance in-force experienced a relatively modest increase for the year. In spite of an upward industry trend in mortgage delinquencies and foreclosures, UGC's delinquency level of 2.69 percent was lower than the industry average of 3.83 percent.

UGC's emphasis on strengthening lender and investor relationships resulted in a number of new value-added products and services. New offerings included customized risk-sharing structures, an innovative econometric forecasting model for assessing regional housing markets and a consumer product discount program made available through UGC's lender customers. In addition, UGC supported national accounts and other key customers with comprehensive loan settlement services, and cross-marketed AIG insurance products to financial institutions and homebuyers. International operations in Asia and Israel continued to expand, with solid gains for the year, including the launch of a pilot mortgage insurance operation in Taiwan.


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AIG's Foreign General Insurance Group is the most extensive worldwide network of any insurance organization. Its operations encompass more than 75 countries in Asia, the Pacific Rim, Latin America, Europe, Africa and the Middle East.

Foreign General Insurance (in millions, except ratios)	**2002**	2001[(a)]
Net Premiums Written	**$6,010.0**	$5,050.8
Operating Income Before Realized Capital Gains (Losses)	**1,179.9**	1,063.6
Combined Ratio	**90.12**	92.18

[(a)] Including 2001 WTC losses of $25 million.

Foreign General had an excellent year, with record net premiums written of $6.01 billion, operating income of $1.18 billion and a combined ratio significantly better than the industry average.

American International Underwriters (AIU) had outstanding performance, augmented by rate increases, as well as new business generated through innovative product offerings, multiple distribution channels, enhanced service and an accelerated flight to quality. In a global environment characterized by economic uncertainty, market volatility and concerns over terrorism, AIU's clients place great value on the organization's financial strength and in-depth knowledge of the many international markets AIU has been serving since early in the last century. A commitment to providing superior service to customers is a core component of AIU's culture and, in 2002, AIU continued to achieve operational improvement through the Performance Management Program (PMP). PMP is a worldwide initiative focused on enhancing service quality, and the timeliness and accuracy of policy issuance.

In Japan, AIG's property-casualty operations reported growth in net premiums written and underwriting profit despite challenges posed by the country's ongoing recession. Over the past few years, deregulation has opened the Japanese insurance market considerably, and as a result, AIG companies in Japan have been able to capitalize on many new opportunities in both commercial and consumer lines. AIU Japan delivered good results through strategies focused on innovative products, enhanced technological support for agents and aggressive growth in alternative distribution channels. Further adding to its presence in the Japanese market, AIG acquired a 22 percent share in Fuji Fire and Marine Insurance Co. Ltd., one of the country's leading insurers. The Japan branch of American Home Assurance Company had an excellent year. As the leading direct marketer of non-life insurance products in Japan, American Home had strong growth in both of its core product lines: personal accident and automobile insurance. American Home also significantly expanded its Internet business and improved its Web site with the addition of new features, including personalized customer and advisory pages.

Foreign General Insurance – Net Premiums Written
(millions of dollars)



6,300
5,400
4,500
3,600
2,700
1,800
900
92
93
94
95
96
97
98
99
00
01
02

The U.K./Ireland Division had excellent results, benefiting from significant rate increases and robust new business, as well as a preference for superior credit quality among larger purchasers of insurance. In commercial lines, the Division reported strong premium growth in property, energy, financial lines and casualty. On the consumer side, the Division continued to make progress pursuing its strategies of distributing auto, home and accident insurance on a direct basis and through affinity associations and alternative distribution channels. The Division realigned its regional office network to improve and localize sales and development, as well as technical underwriting expertise. AIG's Lloyd's syndicate, managed by Ascot Underwriting Limited, had strong underwriting results in its first full year of operation.

In Continental Europe, Paris-based AIG Europe S.A. had a very good year. AIG Europe reported strong growth across most major product lines. In particular, AIG Europe achieved excellent

Since 1999, when the AIG companies in Japan established ORIX Insurance Planning with ORIX Corporation (ORIX), a leading financial services provider, AIU Insurance Company has been bringing innovative non-life products to a growing number of ORIX clients. One such client, Ishii Foods Corporation, a processed-food maker, turned to AIU for liability insurance and consultation services. The products and services provided by AIU have helped Ishii Foods establish industry-leading quality assurance and ingredient disclosure practices. Ishii Foods President Kentaro Ishii is pictured holding one of his top sellers—pre-cooked ingredients for zouni*—a traditional Japanese stew prepared for the New Year's celebration.*

results in its casualty business. The company is now recognized as a leading excess casualty market for large corporations in this important region. In 2002, AIG Europe supported the creation of terrorism pools for property exposures in Austria, France and Germany, and subsequently became a significant participant in those pools as both a capacity provider and shareholder. The Central Europe and Commonwealth of Independent States Division reported strong premium growth, although catastrophic floods adversely impacted underwriting results in the Czech Republic. The Division performed well in Finland, Romania and Russia, and reported significant premium growth in directors and officers (D&O) lines.

The Middle East, Mediterranean and South Asia Division also achieved solid premium growth, with strongest performance reported in Israel, Turkey and the Arab region. In India, Tata AIG General Insurance Company continued to expand its operations and now serves 11 major Indian metropolitan markets. The Africa Division had a record year with strong performance in accident and health, commercial, energy and personal lines.

The Southeast Asia and Greater China Divisions had strong premium growth. The China Division marked its 10-year anniversary serving the Shanghai market with very strong performance in a competitive environment. Operations throughout Southeast Asia benefited from substantial rate increases on major accounts. In Taiwan, the Division capitalized on opportunities created by deregulation. It began offering travel insurance and submitted requests for governmental approval to sell several other new product lines. The Australasia Division reported good revenue and income growth, led by strong performance in financial lines and property segments.

The Latin America Division had a profitable year despite the difficult economic environment. In Brazil, AIG's joint venture operation with Unibanco Seguros S.A. (Unibanco) focused on new direct marketing initiatives and put in place a comprehensive plan to sell consumer insurance products to Unibanco's extensive customer base. Leveraging AIG's strength in D&O markets worldwide, AIG operations in Mexico formed a strategic alliance with the Mexican Stock Exchange to provide D&O insurance to the Exchange's listed companies. The Division also had good results in Argentina and Chile.

Transatlantic Holdings, Inc. (Transatlantic) is a leading international reinsurance organization with a network of offices located in the Americas, Europe, Africa, Asia and Australia.

Transatlantic (in millions, except ratios)	**2002**	2002[(a)]	2001[(b)]
Net Premiums Written	**$2,500.2**	$2,500.2	$1,905.6
Operating Income (Loss) Before Realized Capital Losses	**194.4**	294.4	(33.5)
Combined Ratio	**102.31**	98.09	114.87

(a) Excluding 2002 loss reserve charge of $100 million.
(b) Including 2001 WTC losses of $200 million.

Transatlantic, which is majority-owned by AIG, had a strong year, achieving record increases in operating cash flow and net premiums written. Net premiums written increased 31.2 percent to $2.50 billion, and the combined ratio was 102.31, or 98.09 excluding the impact of the loss reserve increase. Transatlantic and its subsidiaries, Transatlantic Reinsurance Company, Trans Re Zurich and Putnam Reinsurance Company, offer reinsurance capacity on both a treaty and facultative basis, structuring traditional and non traditional programs for a full range of property and casualty products, with an emphasis on specialty risks. Transatlantic's financial condition and business franchise are among the strongest in the reinsurance industry.

Transatlantic's domestic and international operations both achieved significant premium gains, with its core specialty casualty classes, property lines and motor business recording the largest increases on a worldwide basis. Spread over six continents, international operations at Transatlantic generated close to half of the company's net premiums written.

Transatlantic's solid performance was driven by its focus on maintaining product and geographic diversification, tailoring products and value-added services to the needs of clients, and employing disciplined underwriting practices. As a result, Transatlantic was able to achieve improved pricing and more restrictive terms and conditions on the business it underwrote in 2002. Transatlantic also benefited from a flight to quality as many companies sought out financial strength and stability in a market characterized by a depletion of capacity in certain lines due to losses and a reduced risk tolerance among many competitors.

AIU's extensive worldwide network provides a key competitive advantage in designing and implementing global insurance programs for multinational companies. AIU's in-country insurance professionals have first-hand knowledge of local risks, business practices, rates and tariffs, as well as the political and regulatory environments. The Electrolux Group, the world's largest producer of powered appliances for kitchen, cleaning and outdoor use, is a premier AIU client. The Stockholm-based company, which operates in more than 150 countries, relies on AIU to provide a range of insurance solutions, including marine, D&O, property-casualty and captive management services. Aldo Ferretti, a key member of Electrolux's risk management team, works closely with AIU to meet the appliance maker's risk and insurance needs in Italy and neighboring European countries.


Electrolux
REX
JETSY

With operations in more than 70 countries, AIG's Life Insurance business comprises the most profitable and most extensive worldwide network of any life insurer. AIG's core life strategies emphasize financial strength, broad product offerings, agent training and development, and multiple distribution channels such as banks, retail stores and the Internet.



LIFE INSURANCE

Life Insurance (in millions)	2002	2001[a]
Premium Income, Deposits and Other Considerations[b]	**$48,661.5**	$43,616.5
GAAP Premium Income	**20,320.4**	19,062.9
Operating Income Before Realized Capital Gains (Losses)	**5,982.3**	4,929.2
Operating Income	**4,929.3**	4,674.8

[a] 2001 has been restated to conform to the 2002 presentation and also includes 2001 WTC losses of $131 million.
[b] Includes premium income, deposits, annuities, pensions and investment products.

AIG's worldwide Life Insurance business achieved good results in 2002, with an 11.6 percent gain in premium income, deposits and other considerations and an increase of 21.4 percent in income before realized capital gains (losses).

AIG's **Foreign Life Insurance** operations are conducted principally through the following market-leading companies:

- **American International Assurance Company, Ltd. (AIA)** is AIG's flagship life insurance company for Southeast Asia and China, and the largest life insurer in the region.
- **American Life Insurance Company (ALICO)** is among the largest international life insurance companies in the world, with operations in more than 50 countries.
- **AIG Star Life Insurance Co., Ltd. (AIG Star)**, formerly The Chiyoda Mutual Life Insurance Company, was acquired by AIG as part of Chiyoda's reorganization in 2001. AIG Star is contributing to AIG's growing life insurance presence in Japan.
- **Nan Shan Life Insurance Company, Ltd.** is Taiwan's second-largest life insurer.
- **The Philippine American Life and General Insurance Company (Philamlife)** is the largest life insurance company in the Philippines.

In the United States, AIG's **Domestic Life Insurance** businesses offer a comprehensive range of life insurance and annuity products for financial and estate planning and wealth transfer, as well as accident and health coverages. Our domestic life operations include:

- **AIG American General**, one of the top life insurance organizations in the United States, distributes a broad range of life insurance, annuity, and accident and health products.
- **AIG Annuity Insurance Company (AIGA)** is the largest issuer of fixed annuities in the United States and the leading provider of annuities sold through banks.
- **AIG SunAmerica** is the largest issuer of institutional spread-based products in both the United States and worldwide.

(left to right) Boon-Teik Koay, Vice Chairman and CEO, Nan Shan; Rodney O. Martin, Jr., President and CEO, AIG American General; Frank Chan, President and COO, AIA; R. Kendall Nottingham, Chairman and CEO, ALICO.


如何成为一位超级成功者
作者：周金水

AIG's Foreign Life Insurance businesses offer a broad range of insurance and investment products in more than 70 countries. In many regions, AIG companies have been serving local markets for more than 50 years.

Foreign Life Insurance (in millions)	**2002**	2001[a]
Premium Income, Deposits and Other Considerations[b]	**$23,225.7**	$20,060.6
GAAP Premium Income	**15,698.5**	14,114.9
Operating Income Before Realized Capital Gains (Losses)	**3,293.9**	2,641.1
Operating Income	**3,224.9**	2,717.5

[a] 2001 has been restated to conform to the 2002 presentation.
[b] Includes premium income, deposits, annuities, pensions and investment products.

Premium income, deposits and other considerations for AIG's Foreign Life operations increased 15.8 percent to $23.23 billion and operating income excluding realized capital losses increased 24.7 percent to $3.29 billion.

Foreign Life Insurance – Operating Income*
(millions of dollars)



3,500
3,000
2,500
2,000
1,500
1,000
500
92
93
94
95
96
97
98
99
00
01
02

*Before realized capital gains (losses).

American International Assurance, Ltd. (AIA) is the premier life insurer in Asia with an extensive network of branches, subsidiaries and affiliates in Australia, Brunei, China, Guam, Hong Kong, India, Indonesia, Macau, Malaysia, New Zealand, Saipan, Singapore, Sri Lanka, South Korea, Thailand and Vietnam. AIA achieved strong results in 2002. AIA's strong performance is driven by its high quality agency force, well-respected brand and reputation in local markets, and its wide range of distribution channels, including strategic alliances with the region's top banks and financial companies.

In 2002, AIA capitalized on the application of new technologies to provide enhanced service to agents and policyholders. In Hong Kong, e-business initiatives improved operating efficiency and allowed agents to streamline the underwriting process. In Singapore, new laptop financial planning software was introduced to enable financial advisors to conduct interactive needs analyses, illustrate product benefits to customers, and generate application forms through a single system.

AIA made significant new inroads in China, becoming the first foreign life insurer to have wholly owned life insurance operations in Beijing, Suzhou, Dongguan and Jiangmen. AIA also established new agency offices in Shanghai, Guangzhou, Foshan and Shenzhen, broadening its reach in this important country.

In Hong Kong, AIA launched a popular nonlinked endowment product to meet the high demand for savings instruments. Sales of index products were strong in Singapore and Malaysia. AIA Thailand, the country's largest life insurer, strengthened its market leading position through the launch of a series of savings products featuring enhanced returns to policyholders. In India, Tata AIG Life Insurance Company Limited reported strong premium growth in its first full year of operation. During 2002, Tata AIG opened three new branches, expanding its market presence to 11 cities. AIA's insurance operation in Korea, AIG Life Insurance, continued to be one of the fastest-growing insurers in the market and opened several new agency offices. A combination of direct marketing initiatives, advertising and alliance marketing with financial institutions significantly increased sales volume while building AIG Life's brand throughout the country. AIA Vietnam received the 2001 Golden Dragon Award for its professional business practices in the finance and banking sector. The award acknowledged and reflected AIA Vietnam's success in establishing its brand and reputation in the local market.

Renowned for its high quality agency force and personalized service, AIA is the leading life insurer in Southeast Asia. Clients rely on AIA's professional agents for their product knowledge and ability to provide financial planning expertise. AIA Malaysia Senior District Director Jeffrey Chiew a 25-year AIA veteran, is the top-producing district manager in Malaysia. He is also a noted financial expert, entrepreneur, sought-after public speaker and author, whose best-selling works include How to Be a Superachiever *and* King of Insurance. *Mr. Chiew is pictured in Kuala Lumpur amid stacks of his publications.*

American Life Insurance Company (ALICO) operates in more than 50 countries encompassing Japan, Europe, the Middle East, Africa, Latin America, South Asia and the Caribbean. ALICO's branches and subsidiaries market a broad range of life and health products through a network of approximately 30,000 agents and brokers. Its extensive product line includes traditional life, unit-linked life, accident and health, group insurance for large and small organizations, pensions and annuities. ALICO had record premiums and operating income in 2002.

ALICO Japan is a leading foreign life insurer and the leading foreign provider of annuity products. During 2002, ALICO Japan had excellent results driven by new product launches, distribution expansion and advertising, which supported its position as one of the most recognized insurance companies in Japan. Total ALICO Japan premiums reached record highs. Diverse distribution channels, including 8,400 independent agents, 3,600 career agents and direct marketing, allow ALICO to offer a broad range of products to middle-income and high-net-worth individuals, as well as small business owners. Direct marketing operations, which distribute guaranteed issue life and accident and health products, had a record year. Distribution was enhanced by the addition of a new bank channel for retirement savings products.

In the United Kingdom, ALICO's focus on marketing innovative products through multiple distribution channels, including direct marketing and agency initiatives, allowed the region to achieve strong premium growth. A new direct marketing company based in France, AIG Marketing Europe, combined with telemarketing efforts, increased distribution throughout Western Europe. The Central and Eastern Europe region had an excellent year, with the Czech Republic, Greece, Hungary, Poland and Slovakia all reporting double-digit profit growth.

In the Middle East, where ALICO is the leading life insurance company, a record of growth continued despite political and economic uncertainties in the region. Due to the expansion of its high quality agency force and the broadening use of bank and other distribution channels, ALICO recorded strong results, especially in Bangladesh, Jordan, Saudi Arabia and the Persian Gulf.

In Latin America, the crisis in certain financial markets resulted in reduced profits. In Brazil, ALICO expanded its joint activities with Unibanco, the country's third largest private banking group. Unibanco AIG Seguros, S.A. and the joint pension and retirement business achieved strong premium growth and solid profits.

AIG Star Life Insurance Co., Ltd. (AIG Star) contributed to AIG's growing presence in Japan in its first full year of operation as an AIG-owned company. During 2002, AIG Star streamlined operations to achieve more effective distribution, enhance agent productivity and improve customer service. With over 3,900 exclusive agents and more than two million policies in force, AIG Star is well-positioned in the Japanese market with a core product line of basic life and medical insurance.

Foreign Life Insurance – GAAP Premium Income
(millions of dollars)



17,500
15,000
12,500
10,000
7,500
5,000
2,500
92
93
94
95
96
97
98
99
00
01
02

In Taiwan, **Nan Shan Life Insurance Company, Ltd. (Nan Shan)** achieved good premium growth. Nan Shan launched its first investment product and continued to develop alternative distribution channels, including bancassurance and direct marketing. The company developed new technologies to support sales and simplify customer service procedures, and was honored by national and international insurance associations for having the best insurance professionals, the best training programs, and the most innovative products.

The Philippine American Life and General Insurance Company (Philamlife) in 2002 achieved good premium growth, launched innovative products, pursued alternative distribution channels and developed profitable niche markets, including a strong high-net-worth individual segment. Philamlife also established a joint marketing venture with Security Bank Corporation (SBC), a leading Philippine financial institution, to direct market Philamlife products and services to SBC clients. Philamlife had good growth through initiatives in the asset management sector, as well as in the pre-need accumulation products segment, a growing market where customers can invest in plans that cover future events including education, pension and retirement, as well as funerals. In 2002, Philamlife enhanced its market-leading positions in both areas. PhilamCare Health Systems, Inc. acquired ING's healthcare arm in the Philippines, Orange Healthcare, Inc., supporting PhilamCare's reputation as the leading healthcare provider in the country.

For nearly 40 years, Greece has been one of ALICO's most successful European markets. Top-selling agents like Zak Soussis exemplify the dedication and professional standards that distinguish the ALICO sales force and consistently result in ALICO's top ranking among life insurance companies in Greece. Over the course of his 15-year career with ALICO Greece, Mr. Soussis has gained numerous regional and international sales awards, as well as the distinction of managing the largest personal accident portfolio in all of ALICO worldwide.





AIG's Domestic Life Insurance businesses distribute a broad range of products and services through both independent and career agent networks, as well as via multiple distribution channels, including banks. These extensive product offerings and distribution resources, combined with AIG's financial strength, provide key competitive advantages in individual consumer, business and institutional markets.

Domestic Life Insurance (in millions)	2002	2001[a]
Premium Income, Deposits and Other Considerations[b]	**$25,435.8**	$23,555.9
GAAP Premium Income	**4,621.9**	4,948.0
Operating Income Before Realized Capital Gains (Losses)	**2,688.4**	2,288.1
Operating Income	**1,704.4**	1,957.3

[a] 2001 has been restated to conform to the 2002 presentation and also includes 2001 WTC losses of $131 million.
[b] Includes premium income, deposits, annuities, pensions and investment products.

Premium income, deposits and other considerations for AIG's Domestic Life operations increased 8.0 percent to $25.4 billion and operating income excluding realized capital losses increased 17.5 percent to $2.69 billion. GAAP premium income declined in 2002 due to lower demand and sales of annuities in connection with corporate pension restructuring activity.

AIG American General's strength is in both the breadth and depth of its distribution and its broad "all-seasons" product portfolio. AIG American General distributes its products and services through both independent and career agent systems. Its principal focus is on independent distribution, which includes approximately 33,000 independent insurance agents and strategic partnerships with independent broker-dealers, employers, banks, financial planners, CPAs, and trust and estate attorneys. The career distribution system is comprised of nearly 4,700 agents who market life, annuity, and health products and services to middle income customers and small businesses.

In 2002, AIG American General expanded its distribution capabilities and range of products and services to enhance its overall position in the market. AIG American General offers a full range of innovative products, including fixed and variable life insurance and annuities, immediate and deferred annuities, and accident and health products targeted to the unique needs of individuals, employers, businesses and institutions. Its product line also aims to meet the needs of various personal and household income levels. Taken together, this broad portfolio provides AIG American General with a distinct advantage over its competitors. In 2002, AIG American General introduced more than 35 new products and made significant improvements to its existing product portfolio.

Domestic Life Insurance – Operating Income*
(millions of dollars)



2,800
2,400
2,000
1,600
1,200
800
400
92
93
94
95
96
97
98
99
00
01
02

*Before realized capital gains (losses).

AIG American General achieved approximately $2 billion in cross-sales with other AIG companies. Record fixed annuity sales were achieved in conjunction with AIG Annuity Insurance Company (AIGA), the largest provider of fixed annuities in the United States. The Affluent and Corporate Markets Group developed synergies with AIG Risk Finance, AIG Financial Products Corp. and AIG Private Client Group to bring innovative insurance solutions – packaging the offerings of each AIG business with traditional life insurance – to meet the coverage needs of the high-net-worth market. The life brokerage area increased its distribution capacity through the integration of AIG SunAmerica's wholesale operation. AIG American General's specialty sector also increased its structured settlements business by integrating its products and services with AIG's domestic property-casualty business.

Fifth Third Bancorp, a diversified financial services company headquartered in Cincinnati, Ohio, is one of AIG Annuity's (AIGA) largest distribution partners. AIGA's customized annuity products and superior customer service have consistently met the needs of Fifth Third clients for many years. Assistant Vice President and Annuity Product Manager Lori Pegg is the key point person overseeing the bank's relationship with AIGA. As a result of its strong relationships with regional institutions like Fifth Third, AIGA is the leading provider of annuities sold through banks in the United States.

During 2002, AIG American General also implemented numerous organizational initiatives, including the mergers of several life insurance companies, the reduction of shared-service functions, and site consolidations to streamline operations and reduce operating costs.

AIG Annuity Insurance Company (AIGA) achieved record results in 2002 as the demand for guaranteed fixed-return products grew steadily, as investors sought security in a volatile market environment. For the year, new deposits increased 54 percent to $8.55 billion, net annuity flows (deposits less surrenders) increased 74 percent to $7.21 billion, and average general account assets under management grew 29 percent to $28.68 billion.

AIGA's leadership in the bank distribution of fixed annuities is driven by an innovative product strategy focused on providing financial institutions with proprietary annuities designed and priced to meet their specific needs. During the year, AIGA expanded its distribution network through cross-marketing initiatives with AIG Advisor Group, AIG VALIC and AIG American General, as well as by adapting its proprietary annuity model to serve national brokerage firms, independent broker-dealers and asset management companies. In 2002, AIGA entered into 209 new financial institution agreements. At year-end, more than 55,000 bank representatives at 564 financial institutions offered AIGA's annuity products.

During the year, AIGA successfully completed the integration of all of AIG's fixed annuity businesses into its operations and customer service center in Amarillo, Texas. This integration created significant operating efficiencies and enhanced customer service capabilities throughout the organization. AIGA's centralized administration and support services center allows it to maintain among the lowest operating costs in the industry.

AIG SunAmerica markets institutional spread-based products and funding agreements primarily to asset management and insurance firms, pension plans, state and local government authorities, and banks. As market volatility continued in 2002, guaranteed products issued by financially sound institutions were in strong demand. For the sixth consecutive year, AIG SunAmerica produced record sales of its institutional products through funding agreements sold in 37 countries.

Domestic Life Insurance – GAAP Premium Income
(millions of dollars)


5,250
4,500
3,750
3,000
2,250
1,500
750
92
93
94
95
96
97
98
99
00
01
02

The **Group Management Division (GMD)** provides employee benefits, group association and credit-related insurance, as well as pensions, to multinational and local companies worldwide. GMD achieved record results in 2002, with strong performance in Japan, Mexico, Singapore and the United Kingdom. GMD's group benefits business benefited considerably from leveraging ALICO and AIA agency forces overseas. In the United States, GMD's domestic group associations business underwritten by AIG American General had strong results.

AIG American General's Affluent and Corporate Markets Group delivers wealth accumulation, wealth preservation and wealth transfer solutions for the high-net-worth market, focusing on superior customer service and a strong, diversified product portfolio. The Delp Company of Maumee, Ohio has been a top producer with the Affluent and Corporate Markets Group since 1993. This Ohio-based independent agency designs customized succession and estate plans and retirement plans, as well as employee benefits plans for family-owned businesses throughout the United States. Paul Devers, President of Vin Devers, Inc., the largest auto dealership in Ohio, specializing in Dodge, Audi and Mercedes Benz sales, is a Delp client based in Sylvania. The Delp Company turned to AIG American General, its primary insurance and financial services provider, to meet the estate planning and group benefits needs of this local entrepreneur.



The Financial Services Group consists of businesses that complement AIG's core insurance operations and benefit from AIG's high ratings, global network and expertise in financial structuring. These businesses include aircraft leasing, financial products, capital markets, trading and market making, and consumer finance.



FINANCIAL SERVICES

Financial Services (in millions)	**2002**	2001[a]
Operating Income	**$2,188.7**	$1,991.0

[a] 2001 has been restated to conform to the 2002 presentation.

AIG's Financial Services Group businesses specialize in aircraft leasing, financial products, commodities and foreign exchange trading, consumer finance and insurance premium finance. These businesses complement AIG's core insurance operations and achieve a competitive advantage by capitalizing on AIG's strong financial position and global network. Financial Services operating income gained 9.9 percent in 2002 to a record $2.19 billion.

The businesses in AIG's Financial Services Group are leaders in the markets they serve.

- **International Lease Finance Corporation (ILFC)** is a market leader in the leasing and remarketing of advanced technology commercial jet aircraft worldwide.
- **AIG Financial Products Corp.** engages as principal in standard and customized interest rate, currency, equity and credit products with top-tier corporations, financial institutions, governments, agencies, institutional investors and high-net-worth individuals throughout the world.
- AIG's consumer finance business consists of **American General Finance, Inc.**, one of the largest consumer finance companies in the United States; and **AIG Consumer Finance Group, Inc.**, which, through its subsidiaries, offers a broad range of consumer finance products, primarily overseas.
- **AIG Trading Group Inc.**, through its subsidiaries, provides clients with risk management solutions and sophisticated hedging products in foreign exchange, energy, commodities and commodity indices.
- **Imperial A.I. Credit Companies** is the largest insurance premium finance provider in the United States.

(left to right) Frederick W. Geissinger, President, American General Finance; Steven Udvar-Hazy, President, ILFC; Edward E. Matthews, Senior Advisor, Investments and Financial Services; William N. Dooley, Senior Vice President, Financial Services; Joel L. Epstein, President, AIG Consumer Finance Group, Inc.; John J. Finigan, Jr., President, AIG Trading Group Inc.; Joseph J. Cassano, President, AIG Financial Products Corp.



While the airline industry remained under stress during 2002, particularly in the United States, **International Lease Finance Corporation (ILFC)** achieved record revenues, rising 8.9 percent to $2.85 billion, with operating income gaining 6.9 percent to $801.1 million, and total assets increasing 18.6 percent to $27.77 billion. At year end, ILFC's modern jet fleet of 594 aircraft, with an average age under five years, included 556 under operating lease, five under finance lease and 33 under management for third parties. ILFC generates 86.5 percent of lease revenues and places over 85 percent of its fleet with airlines based outside the United States. The customer base is very diversified with more than 140 airlines on all six continents and in more than 65 countries. The company has sustained growth in earnings and revenues during several market cycles.

Throughout 2002, ILFC continued to concentrate its core business outside the United States in relatively stronger performing areas of the airline sector, particularly Asia and Europe, and signed leases with many existing customers worldwide. Commercial airline load factors have stabilized overseas, particularly in Asia, where passenger growth has accelerated at a faster rate than in the United States. The company signed its first lease agreements with Air China and Mekong Airlines in Cambodia; first new aircraft leases with Shenzhen Airlines of China and Vietnam Airlines; and delivered its first two new Airbus 340-600 aircraft to Hong Kong-based Cathay Pacific Airways. ILFC also expanded its leasing business with existing Asian airline customers including Air Macau and Dragonair in Hong Kong and Vietnam Airlines; as well as three Chinese carriers – China Eastern Airlines, Shanghai Airlines and Xiamen Airlines. The largest lease transactions of the year signed in Europe covered 23 new and used aircraft with Swiss Airlines, 17 new and used aircraft with Air Malta, eight additional new aircraft with Malev Hungarian Airlines, and six new Boeing 777-200ERs to KLM Royal Dutch Airlines. Additional aircraft were also leased to Finnair in Finland, and to Air France, Air Austral and Eagle Aviation in France, as well as to Volare Airlines in Italy. ILFC formed new lease relationships in Europe with Air Méditerranée in France, Blue Wings in Germany, Eurofly and Lauda Air in Italy, Air Holland, Norwegian, Air Polonia, Air Luxor in Portugal, Air Plus Comet and Iberworld in Spain, Buzz in the United Kingdom and JAT Yugoslav Airlines, among others. Elsewhere, ILFC signed first leases with Air India, Air Astana in Kazakhstan, Air Mauritanie, Siberia Airlines, South African Airways and MNG Airlines in Turkey, as well as USA 3000.

ILFC 2002 Revenues by Region



- Europe 46.2%
- Asia/Pacific 22.5%
- Latin America 7.5%
- United States and Canada 18.0%
- Africa/Middle East 5.8%

Additionally, ILFC profitably sold eight aircraft and seven spare engines during 2002 and was able to negotiate lower acquisition costs from key suppliers and manufacturers. ILFC also took advantage of its flexible aircraft purchase agreements to adapt its delivery positions as needed to suit current and forecast demand.

ILFC's product line contains essentially all of the major types of Stage III aircraft, the industry's quietest and most fuel efficient 100-plus seat planes. As the largest purchaser of Boeing and Airbus products, ILFC has tremendous flexibility with regard to its purchase commitments. ILFC maintains the mix of aircraft to meet its customer needs and to minimize the time its aircraft are not leased to customers by purchasing those models of new and used aircraft that it believes will have the greatest airline demand and operational longevity. Other factors considered in positioning the most suitable commercial jet aircraft portfolio and the planning strategies for leasing are based on the company's fleet portfolio mix criteria, estimates of future values, potential for remarketing and trends in supply, demand for the particular type, make and model of aircraft and engines, and anticipated obsolescence. Airlines tend to operate the most efficient aircraft during times when operating costs are escalating and decisions have to be made as to which aircraft will be utilized. ILFC generally requires security deposits, reserves and other credit enhancements to make sure that the lessees will perform under their contracts.

Despite continued challenges in the airline industry, ILFC concluded 2002 with only one plane unplaced, a used aircraft, out of its fleet of 594 aircraft and, as of February 28, 2003, ILFC's new aircraft are 100 percent placed for 2003 and 57 percent placed for 2004.

Since taking to the skies in 2000, JetBlue has soared beyond industry expectations with its low fares and efficient operations. ILFC, which has always focused on cultivating enduring client relationships, played an early and consistent role in supplying the equipment necessary to fuel JetBlue's rapid growth. From the outset, JetBlue has relied on ILFC's flexible operating leases and quality aircraft to help expand its business. All JetBlue planes are Airbus A320s, featuring spacious leather seats and 24 channels of DIRECTV television programming. JetBlue founder and Chief Executive David Neeleman is on board one of seven A320s that ILFC has leased to the airline.

AIG Financial Products Corp. (AIGFP) helps clients raise and manage domestic and cross-border assets and liabilities; hedge interest rate, equity price and foreign exchange exposures; manage debt and equity efficiently; and optimize capital use in the global credit markets. AIGFP also raises funds through municipal reinvestment contracts and other private and public security offerings, investing the proceeds in a diversified portfolio of high grade securities.

Innovation and flexibility in product development across the capital markets spectrum, combined with AIG's top financial ratings, drove AIGFP's solid performance in 2002, with operations in all regions making strong contributions to results. AIGFP was able to shift resources quickly in response to changes in market conditions from equity-related products to products in the interest rate and credit sector that serve the needs of its worldwide clientele. Its global client base includes governments, multinational and high grade corporations, banks and insurance companies.

In 2002, AIGFP moved its headquarters and North American base of operations to a customized business center in Wilton, Connecticut. The new facility was designed to maintain leading edge technology in risk management systems and controls, and accommodate business growth and development. AIGFP operates in Europe through its subsidiary Banque AIG, a fully licensed French bank, with offices in London, Paris and Tokyo. In Japan, AIGFP serves clients through a securities dealer branch of Banque AIG.

Financial Services – Revenues*
(millions of dollars)



7,000
6,000
5,000
4,000
3,000
2,000
1,000
92
93
94
95
96
97
98
99
00
01
02

*Includes commissions, transaction and other fees.

With more than 1,400 branch offices in 45 states, Puerto Rico, and the U.S. Virgin Islands, **American General Finance, Inc. (AGF)** serves two million customers with consumer finance and insurance products and 20,000 merchants with retail sales financing. In 2002, AGF generated $6.96 billion in finance receivable volume and purchased $2.56 billion of finance receivables. At year end, AGF's $13.85 billion portfolio was a conservative mix of real estate loans, non real estate loans and retail sales finance obligations. Credit quality was well controlled with overall portfolio delinquency at lower levels compared to the prior year.

AGF's branch network forms the foundation of its success, with highly trained employees who are members of the community markets they serve. The competitive advantages derived from this local approach are augmented by an advanced credit risk management system that monitors and controls finance receivable underwriting. In addition to the branch network, portfolio acquisitions were also a source of growth at AGF in 2002, as was its Internet business which generated loan volume equivalent to that of 37 bricks-and-mortar branches.

The single most valuable asset of most American families is their home. Home equity loans allow homeowners like Rosa Gonzalez of Mesquite, Texas, pictured in front of her residence, to leverage the value of that asset to help meet financial needs and fulfill both short- and long-term dreams. Ms. Gonzalez's loan from AGF enabled her to finance improvements and ultimately increase the value of her home. AGF has been a leader in consumer and retail finance, specializing in consumer and home equity loans, credit-related insurance and retail financing products for more than 80 years.





AIG Consumer Finance Group, Inc. (AIGCFG) has operations in Poland, the Philippines, Taiwan, Thailand, Hong Kong and Argentina, as well as in the United States. AIGCFG offers a broad range of products, including credit cards, personal and auto loans, term deposits, savings accounts, sales finance and mortgages. AIGCFG's established credit card businesses in Hong Kong and Taiwan achieved good results during 2002, with a strong increase in operating income. In Thailand, the new credit card business exceeded expectations in its first full year of operation. AIG's auto finance businesses in the Philippines, Taiwan and Thailand all reported growth in loans outstanding. AIG Polska S.A., named "Best Bank in Poland" by a respected Polish business journal, had a very strong year, with significant growth in personal loans and deposits. Weak economic conditions continued to pose challenges to AIGCFG's finance business in Argentina, although the company was much less impacted than most other financial services businesses by the crisis and subsequent currency devaluation. AIG Federal Savings Bank, a U.S. savings institution based in Delaware, had strong earnings, with an increase in year-end deposits and assets.

AIG Trading Group Inc. (AIGTG) provides a broad range of financial services in foreign exchange, commodities and energy to multinational corporations, banks, institutional investors and sovereign entities. These services include electronic currency trading, and currency and commodity prime brokerage; as well as political-economic research and structured solutions to meet complex client needs. Headquartered in Greenwich, Connecticut, with a network of offices in London, Paris and Singapore, AIGTG had a profitable year in 2002, with increased revenues from structured transactions and fee-based business, as well as enhanced operating efficiencies.

AIGTG continued to expand its global franchise through an increased emphasis on diversified client-driven revenues. To further enhance profitability, AIGTG tightened controls on risks and expenses, while investing in new technology to improve scalability, automate processes and reduce transaction costs. In the foreign exchange area, the recruitment of high quality sales and trading staff led to further increases in client business. On the commodity side, AIGTG had excellent results in gold reserve management and structured transactions. Investment and trading activity in the Dow Jones-AIG Commodity Index® increased significantly in 2002, with growing interest among institutional investors. AIGTG also expanded operations in London and Singapore to provide clients with confidential execution, innovative risk management products and 24-hour seamless service.

Imperial A.I. Credit Companies' insurance premium finance volume increased 50 percent to a record $7.9 billion in 2002. Imperial A.I. Credit's results were driven by record production in both commercial and life premium financing, with the latter focused on opportunities in the high-net-worth individual market. Operating income also reached record levels. Imperial A.I. Credit is the leader in broker and agency markets, serving both through a nationwide network of sales offices and marketing locations.

Since AIG Trading Group Inc. established the Dow Jones-AIG Commodity Index® (DJ-AIGCI®) in 1998, it has become a leading benchmark for tracking commodities as an asset class. The DJ-AIGCI®, which includes futures contracts on energy, grains, oilseeds, metals, soft commodities and livestock, began trading on the Chicago Board of Trade (CBOT) in 2001. The CBOT, established in 1848, is the world's oldest futures exchange, and at year-end 2002, held a 43 percent global market share of worldwide agricultural futures and options trading. The CBOT-traded DJ-AIGCI® futures contract has seen steady growth in volume and rising interest among investors seeking broad exposure to the commodities markets. Bernard W. Dan is President and Chief Executive Officer of the Chicago Board of Trade.

AIG has one of the largest retirement savings businesses in the United States and ranks as the largest issuer of annuities in the United States. AIG's Asset Management Group manages third-party institutional, retail and private fund assets, in addition to AIG insurance invested assets.



RETIREMENT SAVINGS & ASSET MANAGEMENT

Retirement Savings & Asset Management (in millions)	**2002**	2001[a]
Operating Income	**$1,015.9**	$1,087.7

[a] 2001 has been restated to conform to the 2002 presentation.

Reflecting continued declines in worldwide equity markets, the Retirement Savings & Asset Management Group experienced a 6.6 percent decrease in operating income to $1.02 billion. AIG's Retirement Savings & Asset Management businesses form a franchise that offers one of the industry's most comprehensive product line-ups and distribution networks. Many of AIG's Retirement Savings & Asset Management businesses are at the forefront of the markets they serve.

- **AIG VALIC**, comprised of VALIC Financial Advisors, Inc., VALIC Retirement Services Company, VALIC Trust Company and its flagship, The Variable Annuity Life Insurance Company, is the nation's leading provider of retirement products to primary and secondary education, the second largest to healthcare groups, and the third largest to higher education groups.
- **AIG SunAmerica Retirement Markets, Inc.** is one of the nation's leading distributors of individual variable annuities.
- **AIG SunAmerica Asset Management Corp.** manages and administers retail mutual funds, as well as investments in variable annuities sold by AIG SunAmerica to individuals and groups throughout the country.
- **AIG Advisor Group, Inc.** provides professional investment advice through its member broker-dealers and nearly 9,000 affiliated financial advisors.
- **AIG Global Investment Group, Inc.**, through its subsidiaries and affiliates, offers a full range of investment strategies and manages equities, bonds, private equity, hedge funds and real estate investments for institutional and retail clients around the world.
- **John McStay Investment Counsel, L.P.** specializes in smaller and mid-capitalization growth equities and real estate securities, and serves a range of clients, including endowments, universities, foundations, public funds, pension plans and individuals.
- **AIG Financial Advisor Services, Inc.** is responsible for overseas retail asset management and product development.
- **AIG Private Bank, Ltd.**, AIG's Zurich-based private banking subsidiary, specializes in providing asset management and private banking services for a worldwide clientele.

(left to right) Jay S. Wintrob, Executive Vice President, Retirement Savings; John A. Graf, Executive Vice President, Retirement Savings.



AIG's retirement savings business segments include group retirement products, variable annuities, retail mutual funds and financial planning/broker-dealer services, as well as fixed annuity and guaranteed investment contracts, which are discussed in the Life Insurance section of this report. With approximately 140,000 financial professionals licensed to sell its products and services, AIG SunAmerica served more than five million customers in 2002.

AIG VALIC achieved record operating results during 2002 in every major category of performance, including record first-year annuity sales of $2.31 billion, record total annuity and mutual fund deposits of $5.57 billion, and a record $3.09 billion in total annuity and mutual fund net flows, which is deposits less redemptions. This performance demonstrates AIG VALIC's sales success within its core markets and underscores the value of the personalized service offered by AIG VALIC financial advisors and the company's business retention efforts. More than 1,900 AIG VALIC financial advisors serve the retirement planning needs of 1.7 million participants in 41,000 group-sponsored retirement plans nationwide.

AIG VALIC financial advisors capitalize on many cross-selling opportunities throughout AIG and offer life and auto insurance, individual annuities, mutual funds and long-term financial planning services, in addition to core group-sponsored retirement plans. In 2002, the company also entered new markets, including the small-plan 401(k) sector, and developed AIG VALIC Guided Portfolio Services, an industry-first investment advisory service designed to provide 401(k)-style plan participants with independent investment advice and automated portfolio management services. Development of this service was made possible by an advisory opinion AIG SunAmerica received from the U.S. Department of Labor that allows service providers, such as AIG VALIC, to begin offering independent advice to individual participants in 401(k)-style plans. As a result, AIG VALIC became the first financial services provider to offer independent investment advice to participants in employer-sponsored, defined-contribution retirement plans.

AIG SunAmerica Retirement Markets, Inc. provides individual variable annuities through independent broker-dealers, national and regional securities firms, insurance agencies, and major banks and financial institutions. More than 100,000 financial advisors are appointed to sell AIG SunAmerica variable annuities, including the flagship *Polaris*®, *Seasons*® and *Alliance Ovation* product lines. Issued primarily through AIG SunAmerica Life Assurance Company, these variable annuities offer a wide range of features designed to achieve long-term retirement savings goals.

In 2002, AIG SunAmerica responded to the challenging market conditions for equity-based investment products by identifying operating and marketing efficiencies, and redesigning its individual variable annuity product line to achieve a lower risk profile. AIG SunAmerica's asset allocation-based portfolios in the *Seasons* product line outperformed their S&P 500 performance benchmarks during the past one-year period, five-year period and since inception. Enhancements to the company's overall product line-up were introduced throughout the year, including access to American Funds, a highly respected family of mutual funds, and sophisticated asset allocation tools.

AIG SunAmerica's skill in forging strategic distribution partnerships was underscored last year as it increased individual variable annuity sales through banks by 49 percent. AIG SunAmerica also made significant strides leveraging opportunities throughout AIG's extensive distribution system. AIG VALIC, AIG Advisor Group and AIG American General generated 31 percent of total individual variable annuity sales in 2002.

AIG Advisor Group encompasses six affiliated broker-dealers – Royal Alliance, SunAmerica Securities, FSC Securities, Advantage Capital, Sentra Securities and Spelman & Co. Its network of financial advisors represents the largest independent broker-dealer organization in the United States and is a market leader in meeting the financial and retirement planning needs of clients nationwide.

Throughout the year, AIG Advisor Group provided its financial advisors with the technology, products and tools to expand their practices amid growing demand for professional investment advice and comprehensive financial planning, including a fee-based asset management platform that accounted for over $500 million of new client assets. The group also expanded its national recruiting efforts as financial professionals sought to affiliate with a broker-dealer backed by AIG's strength and reputation.

AIG SunAmerica Asset Management Corp. (AIG SAAMCo) manages and administers 38 retail mutual funds marketed under the AIG SunAmerica brand, as well as the separate investment accounts of variable annuities sold to individuals and groups across the country. In total, AIG SAAMCo manages and/or administers more than $31 billion of assets, including $7 billion in retail mutual funds and $24 billion of investments in variable annuities.

While poor equity market performance continued to impact the mutual fund industry, AIG SunAmerica Mutual Funds generated positive net sales in 2002, with increased demand for its strong-performing bond and other fixed income funds. It also benefited from AIG SunAmerica's expanded distribution capabilities and had approximately one-third of its mutual fund sales through AIG VALIC financial advisors and AIG Advisor Group.

Serving the financial and retirement planning needs of 1.7 million clients, AIG Advisor Group and its member broker-dealers are committed to providing independent financial advisors, like Alexandra Armstrong, with the investment products, technology tools and educational programs required to help ensure their success and the financial independence of their clients. Ms. Armstrong is affiliated with FSC Securities Corporation, an AIG Advisor Group member broker-dealer, and is Chairman of Washington, D.C.-based Armstrong, MacIntyre & Severns, Inc. With more than 40 years of financial planning experience, she specializes in building long-term relationships with clients by meeting their growing expectations for sound financial advice, a broad array of products and superior, personalized service.

AIG Global Investment Group, Inc. (AIG Global Investment Group) subsidiaries and other investment management operations of AIG manage approximately $40 billion of third-party assets, in addition to the $314.62 billion of invested assets of AIG's insurance subsidiaries.

Taken together, these global investment operations comprise one of the world's largest institutional asset management businesses, with a client list that includes leading pension funds, endowments and other financial institutions. Offering both traditional and alternative investment products and services, AIG Global Investment Group enables clients to benefit from the strategies AIG is known for applying to its own investment portfolios. AIG Global Investment Group also provides products to individuals, many through AIG's extensive global network, including AIG SunAmerica and AIG VALIC in the United States, AIA in Hong Kong and Singapore, ALICO in Japan, and AIG Private Bank and AIG Financial Advisor Services in Europe.

In 2002, AIG Global Investment Group launched a number of new publicly-traded funds worldwide. In Europe, the group introduced the Ireland-registered AIG U.S. Dollar Managed Cash Fund plc, a Triple-A rated fund designed to provide institutional clients with a high-quality, short-term investment vehicle. The group also launched the AIG Greater China Equity Fund plc, which invests in public companies listed in mainland China, Hong Kong and Taiwan in addition to a U.S. Preferred Securities Fund for distribution in Japan. AIG Global Investment Group closed on two private equity funds in 2002, one that makes direct investments in energy, transportation and telecommunications industries where deregulation has resulted in attractive opportunities, as well as one that focuses on investments in Western Europe.

The group also launched two new hedge funds in 2002. AIG Select Hedge, Ltd. was structured in conjunction with AIG Life for use in variable insurance products, and AIG Select Diversified Hedge, Ltd. was set up for institutional and individual investors. Deepening its capability in an important sector, AIG Global Investment Group hired a team of healthcare investment professionals to capitalize on growing opportunities in an industry that has historically delivered very attractive returns.

In 2002, Dallas-based **John McStay Investment Counsel, L.P. (JMIC)** leveraged the scope of AIG Global Investment Group's network, established its first client relationship in Asia and put plans in place to expand its international customer base. JMIC's performance consistently ranks in the top group of investment management firms specializing in smaller and mid-capitalization equity securities.

Retirement Savings & Asset Management – Revenues*
(millions of dollars)



3,850
3,300
2,750
2,200
1,650
1,100
550
92
93
94
95
96
97
98
99
00
01
02

*Includes commissions and other fees.

With primary operations in Europe, Japan and Southeast Asia, **AIG Financial Advisor Services, Inc. (AIGFAS)** is responsible for retail asset management product development and distribution outside the United States. AIGFAS focuses on mutual funds and unit-linked life products in the areas of product development, marketing materials and programs, training, technology and sales tools to support broker-dealers, bank employees, insurance agents and independent financial advisors. AIGFAS supports a growing customer base of third-party distributors, along with AIG's extensive international distribution through ALICO, AIA and Nan Shan. In 2002, AIGFAS successfully launched a unit-linked product in Germany and Italy, achieving projected sales goals.

AIG Private Bank Ltd. provides clients with personalized and structured solutions through its headquarters in Zurich, as well as branch and representative offices in Geneva, Hong Kong, Lugano, Sao Paulo and Singapore. Working in cooperation with other asset management businesses in AIG's global network, AIG Private Bank broadened its alternative investment product range through the launch of AIG International Real Estate GmbH & Co. KgaA, which invests in carefully selected real estate properties worldwide and was the largest initial public offering on the Frankfurt Stock Exchange in 2002. During the year, the bank expanded its retail operations through the acquisition of accounts from other Swiss banks.

The Clark Construction Group, Inc., a subsidiary of Clark Enterprises, Inc., is one of the largest privately held general contractors in the United States. Since its founding in 1906, Clark has become one of the nation's most experienced and respected contractors, undertaking diverse projects, including convention centers, airports, sports facilities, manufacturing plants and highways, for both public and private clients. In 1997, Clark Enterprises, Inc. turned to AIG Global Investment Group for alternative investment services. AIG Global Investment Group's diverse product range, global network, and ability to respond quickly to changes provided Clark with the strategic portfolio needed to further grow its business assets. Dan T. Montgomery (left) is President, The Clark Construction Group, Inc. and Lawrence C. Nussdorf is President, Clark Enterprises, Inc.



Investments

AIG's invested assets totaled $432.36 billion at year-end 2002, compared to $364.95 billion at year-end 2001, an increase of 18.5 percent. Of this total, 12.8 percent is derived from General Insurance operations, 59.9 percent from Life Insurance, 26.6 percent from Financial Services and Retirement Savings & Asset Management, and less than 1 percent from other sources. General Insurance net investment income declined 4.6 percent in 2002 to $2.76 billion, due to declining equity markets and interest rates worldwide. Life Insurance net investment income increased 10.7 percent to $12.27 billion.

Total General Insurance invested assets amounted to $55.48 billion at year end. Domestic General invested assets were $39.34 billion, while Foreign General invested assets amounted to $16.14 billion. Worldwide General Insurance consolidated cash flow was $7.43 billion, with 82.1 percent of the total, or $6.10 billion, generated by domestic operations.

Domestic General net investment income amounted to $2.08 billion, comprising 75.4 percent of total General Insurance net investment income. Tax-exempt municipal bond purchases totaled $2.96 billion. These purchases had an average maturity of 17.3 years and a yield to maturity of 4.80 percent. The tax-exempt bond portfolio totaled $17.55 billion at year end, with an average coupon of 5.40 percent, an average effective maturity of 11.9 years and a yield to maturity of 5.51 percent.

The Domestic General taxable bond portfolio totaled $9.02 billion, consisting of U.S. Treasury bonds and notes, other high-grade securities, and high yield corporate bonds. In 2002, the U.S. Treasury portfolio had a total return of 11.79 percent, which equaled the benchmark Lehman Brothers Treasury Index return. Yields on 10-year Treasuries declined during 2002 from a high of 5.43 percent to a low of 3.57 percent.

Sluggish corporate profits and global concerns of war in the Middle East, coupled with higher energy prices, sent the U.S. equity markets in decline for the third straight year. The U.S. equity portfolio, which totaled $3.00 billion at year end, accounted for 7.6 percent of total Domestic General invested assets. The actively managed component of the equity portfolio had a total return of negative 27.22 percent compared to negative 22.10 percent for the S&P 500. At year-end 2001, AIG's domestic private investment portfolio was carried at a cost of $2.36 billion and had a market value of $2.38 billion. During 2002, AIG received $57.2 million in income and capital gains from this portfolio, net of fees and expenses. By year-end 2002, as a result of changes in the market values, the reinvestment of portfolio cash flows and additional cash flow invested of $359.3 million, this portfolio was carried at a cost of $2.70 billion and had a market value of $2.59 billion.

Net investment income produced by Foreign General Insurance operations amounted to $678.8 million, an increase of 6.4 percent over 2001. Foreign General cash flow was $1.33 billion, with investments in direct equities and the Eurodollar bond market.

Composition of Consolidated Invested Assets at December 31, 2002



- Taxable fixed maturities 51.9%
- Tax-exempt fixed maturities 4.4%
- Equity securities 1.6%
- Flight equipment 6.2%
- Other financial services assets 19.2%
- Mortgage loans, policy & collateral loans, and real estate 5.4%
- Cash & other short-term investments 11.3%

Life Insurance invested assets were $259.14 billion at year end, an increase of 21.2 percent over year-end 2001. Foreign Life investments were $82.64 billion, or 31.9 percent of the total, and are mainly in the country of origin, where life insurance is frequently the principal savings vehicle for the local population. The longer duration of these life liabilities permits a more flexible and longer term investment policy. Net investment income generated by Life Insurance operations amounted to $12.27 billion, with Foreign Life operations contributing $3.95 billion, or 32.2 percent of the total.

Domestic Life investments are concentrated in high grade fixed income securities. The investment portfolio of $176.5 billion at year end was comprised of 54 percent of high grade corporate bonds and U.S. Treasury securities, 19 percent of collateralized mortgage obligations with no derivative holdings, 2 percent of policy loans, 6 percent of high grade commercial mortgages, 7 percent of below-investment grade bonds, and 12 percent of cash, equities and miscellaneous invested assets.

AIG's real estate investments at year end amounted to $3.30 billion, with the majority of these properties used for company occupancy purposes. Additionally, the current market value of these properties considerably exceeds their carrying value. At year end, AIG's worldwide mortgage loan portfolio was $11.54 billion, of which commercial mortgages in the United States represented $9.97 billion. At that date, only a nominal amount of loans were in default. The foreign mortgage loan portfolio of $1.57 billion consists principally of loans in European, Asian and Latin American countries where AIG has a strong life insurance presence.

Financial Services and Retirement Savings & Asset Management invested assets amounted to $114.88 billion at year end, of which $52.59 billion, or 45.8 percent, related to AIG Financial Products Corp. (AIGFP). The majority of AIGFP's assets represent its investment of proceeds from the issuance of guaranteed investment agreements, notes and other bonds in short and medium term securities of high credit quality. Aircraft owned by International Lease Finance Corporation (ILFC) for lease to commercial airlines around the world are the other principal component of Financial Services invested assets. At year end, the net book value of the fleet totaled $26.87 billion. ILFC's fleet consists of new generation, technologically advanced aircraft that are in the highest demand from its airline customers and expected to remain so. Its customer base is also well diversified among airlines and geographic areas, with no single customer accounting for more than 10 percent of ILFC's worldwide revenues in any of the last three years. At year end, the net finance receivables of AIG's consumer finance companies totaled $15.86 billion. Over 60 percent of these receivables are represented by real estate mortgages secured by the related property.

Domestic General and Life Insurance Bond Portfolio Ratings



- AAA 32.6%
- AA 10.0%
- A 21.7%
- BBB 25.9%
- Lower 7.4%
- Non rated 2.4%

General and Life Insurance Invested Assets — December 31, 2002 and 2001
(in millions)

General Insurance	Domestic	Foreign	**2002 Total**	2001 Total
Fixed maturities	$ 25,566	$10,424	**$ 35,990**	$ 29,602
Equity securities	3,004	924	**3,928**	4,568
Mortgage loans on real estate	10	9	**19**	23
Policy loans	—	3	**3**	4
Collateral and guaranteed loans	—	13	**13**	31
Short-term investments and cash	933	900	**1,833**	1,620
Securities lending collateral	4,802	2,447	**7,249**	992
Other invested assets	4,336	890	**5,226**	5,336
Investment income due and accrued	472	257	**729**	573
Real estate	219	269	**488**	410
Total	$ 39,342	$16,136	**$ 55,478**	$ 43,159
Life Insurance	**Domestic**	**Foreign**	**2002 Total**	**2001 Total**
Fixed maturities	$141,755	$64,248	**$206,003**	$169,750
Equity securities	657	2,274	**2,931**	3,139
Mortgage loans on real estate	9,946	1,486	**11,432**	10,685
Policy loans	3,065	2,976	**6,041**	5,780
Collateral and guaranteed loans	—	1,428	**1,428**	1,510
Short-term investments and cash	1,989	3,059	**5,048**	5,287
Securities lending collateral	13,168	3,277	**16,445**	9,581
Other invested assets	3,197	757	**3,954**	2,937
Investment income due and accrued	2,235	1,254	**3,489**	3,001
Real estate	490	1,877	**2,367**	2,106
Total	$176,502	$82,636	**$259,138**	$213,776

A NOTE ON MANAGEMENT PERFORMANCE AND COMPENSATION

In this time of significant challenge and change in the global environment, nothing is more important for corporate success than an outstanding, forward-looking and committed management team focused on long-term performance. Accordingly, the task of identifying, providing incentives to, and retaining talented executives committed to the organization must be a key senior management priority for any successful company. In this regard, the unique long-term profit participation plans of Starr International Company, Inc. (SICO), which we discussed in depth in the AIG 2001 Annual Report, link the participants' long-term performance, loyalty and rewards directly to AIG operating performance and assure that participating managers are economically accountable in their own net worth for the long-term results of their decisions, while at the same time creating value for all AIG shareholders.

Under each two-year plan, participants chosen by SICO may have AIG shares owned by SICO contingently set aside for them after each respective two-year period. Participants become entitled to receive or be vested in most of the AIG shares contingently set aside under each plan only if they remain employed until retirement at age 65. By tying the contingent, long-term reward from SICO to AIG performance, SICO seeks to develop a private company ownership mentality among the plan participants. The plans link benefits directly to the performance of AIG, allowing participants potentially to increase their ownership interest in AIG **without requiring AIG to pay any of the costs of these benefits or to issue stock to its employees for that purpose.**

The value of the shares held by SICO and available to use for future plans was approximately $15.9 billion at December 31, 2002. The increase in value in the 27 years of the profit participation plans to date has been created in large measure by the outstanding efforts of the participants in these plans, and they have deservedly benefited from that growth. SICO, AIG and AIG's shareholders have also benefited significantly from this compensation program. Established by SICO to provide incentive to future generations of AIG management, this structure remains firmly in place today, and we expect that these profit participation plans will continue for many years to come.

INDEX TO FINANCIAL INFORMATION

INDEX TO MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

"Management's Discussion and Analysis of Financial Condition and Results of Operations" is designed to provide the reader a narrative with respect to AIG's operations, financial condition and liquidity and certain other significant matters.

Cautionary Statement Regarding Forward-Looking Information

This Annual Report and other publicly available documents may include, and AIG's officers and representatives may from time to time make, statements which may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts but instead represent only AIG's belief regarding future events, many of which, by their nature, are inherently uncertain and outside of AIG's control. These statements may address, among other things, AIG's strategy for growth, product development, regulatory approvals, market position, financial results and reserves. It is possible that AIG's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. Important factors that could cause AIG's actual results to differ, possibly materially, from those in the specific forward-looking statements are discussed throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations. AIG is not under any obligation to (and expressly disclaims any such obligations to) update or alter any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Executive Summary

AIG's operations are conducted principally through four business segments: general insurance, life insurance, financial services and retirement savings & asset management. Within each of these business segments are various operating groups generally formed based upon products or services which may be offered in different geographic locations.


American International Group, Inc.
General Insurance
Life Insurance
Financial Services
Retirement Savings & Asset Management

Throughout this Management's Discussion and Analysis of Financial Condition and Results of Operations, AIG presents its operations in the way it believes will be most meaningful, as well as most transparent. Operating income is shown exclusive of realized capital gains (losses) because the determination to realize capital gains or losses is generally independent of the insurance underwriting process. Operating income and the related performance rates are also shown exclusive of one or more of the 2002 reserve charge discussed under "Loss Reserve Charge" herein, 2001 acquisition, restructuring and related charges, and 2001 World Trade Center and related losses (WTC losses) because AIG believes that these items are sufficiently unusual that they do not reflect the underlying basic performance of the business. Net income is presented exclusive of these items as well as the cumulative effect of accounting changes for the same reason. Premium income, gross premiums written, statutory underwriting profit (loss) and combined ratios are presented in accordance with accounting principles prescribed by insurance regulatory authorities because these are standard measures of performance used in the insurance industry and thus allow more meaningful comparisons with AIG's insurance competitors. A reconciliation of these measurements to the most equivalent measurements presented in accordance with Generally Accepted Accounting Principles (GAAP) is presented on pages 14 and 15 of this Annual Report to Shareholders.

Consolidated Results

AIG's revenues in 2002 increased 9.3 percent to $67.5 billion when compared to $61.8 billion in 2001. Growth in revenues was primarily attributable to the growth in net premiums earned from the general insurance operations. This growth was negatively impacted by realized capital losses incurred. The following tables reconcile results reported on a GAAP basis to the presentation AIG management believes is most meaningful.

Income before income taxes, minority interest and cumulative effect of accounting changes:

(in millions)

	2002	2001	2000
As reported	$ 8,142	$ 8,139	$10,023
Loss reserve charge	2,800	—	—
WTC losses	—	900	—
Realized capital losses	2,441	836	314
Acquisition, restructuring and related charges	—	2,017	315
As adjusted—Management reporting basis	$13,383	$11,892	$10,652

Net income:

(in millions)

	2002	2001	2000
As reported	$5,519	$5,363	$6,639
Loss reserve charge	1,794	—	—
WTC losses	—	533	—
Realized capital losses	1,596	542	214
Acquisition, restructuring and related charges	—	1,385	207
Cumulative effect of accounting changes	—	136	—
As adjusted—Management reporting basis	$8,909	$7,959	$7,060

AIG's income before income taxes, minority interest and cumulative effect of accounting changes increased modestly in 2002 when compared to 2001. Factors influencing the growth were not only the increase in realized capital losses but also the impact of the $2.8 billion loss reserve charge in 2002. (See discussion under "Loss Reserve Charge" herein.) If the realized capital losses and such loss reserve charge were excluded from 2002 income and $836 million in realized capital losses, $900 million in WTC losses and $2.02 billion of acquisition, restructuring and related charges were excluded in 2001, AIG's growth in income before taxes, minority interest and cumulative effect of accounting changes would be 12.5 percent. AIG believes that the growth rates discussed above are more representative of the overall growth of its operations than the rates determined including the impact of events AIG views as unusual and unlikely to recur.

AIG's net income in 2002 increased 2.9 percent to $5.52 billion when compared to $5.36 billion in 2001. Excluding net of tax, realized capital gains (losses), the $1.8 billion loss reserve charge in 2002, the $1.38 billion of acquisition, restructuring and related charges, $533 million in WTC losses, and $136 million cumulative effect of accounting changes incurred in 2001, AIG's net income in 2002 increased 11.9 percent.

The following table summarizes the operations of each principal segment for 2002, 2001 and 2000. (See also Note 2 of Notes to Financial Statements.):

(in millions)

	2002	2001	2000
Revenues:			
General insurance [a]	$26,171	$22,128	$20,146
Life insurance [b]	31,541	29,893	26,963
Financial services [c]	6,815	6,485	5,954
Retirement savings & asset management [d]	3,485	3,712	3,465
Other	(530)	(452)	(190)
Total	$67,482	$61,766	$56,338
Operating income:			
General insurance	$ 667	$ 2,851	$ 3,524
Life insurance	4,929	4,675	4,058
Financial services	2,189	1,991	1,666
Retirement savings & asset management	1,016	1,088	1,108
Other	(659)	(2,466)	(333)
Total	$ 8,142	$ 8,139	$10,023

(a) Represents the sum of net premiums earned, net investment income and realized capital gains (losses).
(b) Represents the sum of life premium income, net investment income and realized capital gains (losses).
(c) Represents financial services commissions, transactions and other fees.
(d) Represents retirement savings & asset management commissions and other fees.

General Insurance

General insurance operating income decreased 76.6 percent in 2002 compared to 2001. The primary reasons for this decline were the loss reserve charge of $2.8 billion and an increase in realized capital losses of over $700 million. Excluding realized capital gains (losses), the loss reserve charge in 2002 and WTC losses of $769 million, including $200 million from Transatlantic, in 2001, general insurance operating income increased 15.4 percent.

Life Insurance

Life insurance operating income increased 5.4 percent in 2002 compared to 2001, impacted by an increase in realized capital losses of nearly $800 million. Excluding realized capital gains (losses) and WTC losses of $131 million in 2001, life insurance operating income increased 18.2 percent, reflecting operating income growth in each of AIG's principal life insurance businesses.

Financial Services

Financial services operating income increased 9.9 percent in 2002 compared to 2001, reflecting the continued growth of each of its principal operations.

Retirement Savings & Asset Management

Retirement savings & asset management operating income decreased 6.6 percent in 2002 when compared to 2001. Results in the variable annuity business continue to be impacted by weak equity markets in the United States and around the world.

Realized Capital Losses

During 2002, AIG incurred net realized capital losses of $2.44 billion, including $356 million from WorldCom Inc. securities.

Capital Resources

At December 31, 2002, AIG had total capital funds of $59.10 billion and total borrowings of $71.89 billion. At that date, $64.98 billion of such borrowings were either not guaranteed by AIG or were matched borrowings under obligations of guaranteed investment agreements (GIAs) or matched notes and bonds payable.

During 2002, AIG repurchased in the open market 10,858,000 shares of its common stock.

Liquidity

At December 31, 2002, consolidated invested assets were $432.36 billion including $8.16 billion in cash and short-term investments. Consolidated net cash provided from operating activities in 2002 amounted to $18.69 billion. AIG believes that its liquid assets, cash provided by operations and access to the capital markets will enable it to meet any forseeable cash requirements.

Outlook

Premium rates in the General Insurance business are continuing to strengthen both domestically and in key international markets, along with policy restrictions and exclusions. AIG expects that such growth will continue through 2003. Such increases in premium growth will have a strong positive impact on cash flow available for investment. Thus, General Insurance's net investment income is expected to rise in future quarters even in the current interest rate environment.

In the Life Insurance segment, AIG expects continued growth with respect to its domestic individual fixed annuity operation, while in overseas markets, AIG's life insurance operations are expected to continue double digit growth. AIG continues to expand its operations in China, becoming the first foreign insurance organization to have wholly owned life insurance operations in Beijing, Suzhou, Dongguan and Jiangmen, as well as previously established operations in Shanghai, Foshan, Guangzhou and Shenzhen. AIG also expects India and Vietnam to offer additional opportunities for growth.

AIG expects that ILFC will continue its growth and operating profitability even as the airline industry remains under stress. ILFC derives over 80 percent of its lease revenues from foreign carriers, thus limiting its exposure to the domestic commercial aviation market which is significantly more depressed than the rest of the industry. AIG is also optimistic about opportunities for growth in its consumer finance business through continued expansion of overseas credit card operations and alternative distribution systems such as the use of the Internet. During 2003, AIG also expects to expand its recently formed international retirement savings operations.

Critical Accounting Estimates

Note 1 of Notes to Financial Statements provides a summary of the GAAP accounting policies significant to AIG. Among these policies requiring significant judgment, AIG considers its most critical accounting estimates those with respect to reserves for losses and loss expenses, future policy benefits for life and accident and health contracts, deferred policy acquisition costs, and fair value determinations with respect to certain assets and liabilities of certain of the subsidiaries of AIG's financial services operations. These accounting estimates require the use of assumptions about matters that are highly uncertain at the time of estimation. Reserves for losses and loss expenses are estimated using data where the more recent accident years of long tail casualty lines have limited statistical credibility in reported net losses. (See also the discussions "Reserve for Losses and Loss Expenses", "Loss Reserve Charge", and "Asbestos and Environmental Claims" herein.) The liability for future policy benefits for life and accident and health contracts include estimates for interest rates, mortality and surrender rates and invested asset performance. (See also the discussion "Life Insurance Operations".) Recoverability of deferred policy acquisition costs are contingent upon the underlying insurance operations being profitable. (See also the discussions "General Insurance Operations", "Life Insurance Operations" and "Retirement Savings and Asset Management Operations" herein.) Fair value determinations with respect to certain assets and liabilities of certain subsidiaries of AIG's financial services operations are arrived at through the use of valuation models. (See also the discussion "Managing Market Risk" herein.)

Operational Review

On August 29, 2001, American General Corporation (AGC) was acquired by AIG. In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The acquisition was accounted for as a pooling of interests and the accompanying financial statements have been prepared to retroactively combine AGC's financial statements with AIG's financial statements.

General Insurance Operations

AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance.

Domestic general insurance operations are comprised of the Domestic Brokerage Group (DBG), which includes The Hartford Steam Boiler Inspection and Insurance Company (HSB); Transatlantic Holdings, Inc. (Transatlantic); Personal Lines, including 21st Century Insurance Group (21st Century); and Mortgage Guaranty.

AIG's Foreign General insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance entities. The Foreign General insurance group also includes business written by AIG's foreign-based insurance subsidiaries for their own accounts. (See also Note 2 of Notes to Financial Statements.)

General insurance operations for 2002, 2001 and 2000 were as follows:

(in millions)

	2002	2001	2000
Net premiums written	$27,414	$20,101	$17,526
Change in unearned premium reserve	(3,145)	(736)	(119)
Net premiums earned	24,269	19,365	17,407
Losses incurred	18,449[(a)]	13,228[(c)]	11,379
Loss expenses incurred	2,365[(b)]	2,178	1,725
Underwriting expenses	4,690	3,871	3,518
Adjusted underwriting profit (loss)	(1,235)	88	785
Net investment income	2,760	2,893	2,701
Realized capital gains (losses)	(858)	(130)	38
Operating income	$ 667	$ 2,851	$ 3,524

(a) Includes loss reserve charge of $2.8 billion.
(b) Includes 21st Century's loss adjustment expense pre-tax provision of $43 million for SB1899 Northridge earthquake claims.
(c) Includes WTC losses of $769 million in the aggregate.

General insurance operations by major operating unit for 2002, 2001 and 2000 were as follows:

(in millions)

	2002	2001	2000
Net premiums written:			
Domestic General			
DBG [a]	$15,214	$10,197	$ 7,934
Transatlantic	2,500	1,906	1,659
Personal Lines	3,182	2,454	2,510
Mortgage Guaranty	508	494	453
Foreign General [a]	6,010	5,050	4,970
Total	$27,414	$20,101	$17,526
Net premiums earned:			
Domestic General			
DBG [a]	$13,053	$ 9,776	$ 8,023
Transatlantic	2,369	1,790	1,632
Personal Lines	2,913	2,478	2,401
Mortgage Guaranty	502	489	452
Foreign General [a]	5,432	4,832	4,899
Total	$24,269	$19,365	$17,407
Adjusted underwriting profit (loss):			
Domestic General			
DBG [a]	$ (2,049)[b]	$ (338)[c]	$ 177
Transatlantic	(58)[b]	(274)[c]	1
Personal Lines	29[d]	(92)	(37)
Mortgage Guaranty	278	311	270
Foreign General [a]	565	481[c]	374
Total	$ (1,235)	$ 88	$ 785
Net investment income:			
Domestic General			
DBG	$ 1,609	$ 1,827	$ 1,614
Transatlantic	252	240	234
Personal Lines	122	114	113
Mortgage Guaranty	139	106	93
Intercompany adjustments and eliminations–net	23	23	77
Foreign General	615	583	570
Total	$ 2,760	$ 2,893	$ 2,701
Operating income (loss) before realized capital gains (losses):			
Domestic General			
DBG [a]	$ (440)[b]	$ 1,489[c]	$ 1,791
Transatlantic	194[b]	(34)[c]	235
Personal Lines	151[d]	22	76
Mortgage Guaranty	417	417	363
Intercompany adjustments and eliminations–net	23	23	77
Foreign General [a]	1,180	1,064[c]	944
Total	1,525	2,981	3,486
Realized capital gains (losses)	(858)	(130)	38
Operating income	$ 667[b]	$ 2,851[c]	$ 3,524

[a] Reflects the realignment of certain internal divisions in each year.
[b] Includes loss reserve charge of $2.8 billion in the aggregate.
[c] Includes WTC losses of $769 million in the aggregate.
[d] Includes 21st Century's loss adjustment expense pre-tax provision of $43 million for SB1899 Northridge earthquake claims.

General Insurance Results

Net premiums written and net premiums earned in 2002 increased 36.4 percent and 25.3 percent, respectively, from those of 2001. In 2001, net premiums written increased 14.7 percent and net premiums earned increased 11.2 percent when compared to 2000.

Commencing in the latter part of 1999 and continuing through 2002 and into the current quarter, the commercial property-casualty market place has experienced rate increases. Virtually all areas of DBG have experienced rate increases as well as maintaining an excellent retention rate for desired renewal business. The vast majority of the increase in 2002 resulted from rate increases with respect to renewed business. Overall, DBG's net premiums written increased $5.02 billion or 49.2 percent in 2002 over 2001. These increases compared to an increase of $2.26 billion or 28.5 percent in 2001 over 2000. DBG produced 55.5 percent of the general insurance net premiums written in 2002, 50.7 percent in 2001 and 45.3 percent in 2000.

Personal Lines' net premiums written increased 29.7 percent or $728 million in 2002 over 2001, reflecting auto insurance rate increases in many states, compared to a decrease of 2.2 percent or $56 million in 2001 from 2000.

Foreign General insurance net premiums written increased 19.0 percent and net premiums earned increased 12.4 percent. Foreign General insurance operations produced 21.9 percent of the general insurance net premiums written in 2002, 25.1 percent in 2001 and 28.4 percent in 2000.

In comparing the foreign currency exchange rates used to translate the results of AIG's foreign general operations during 2002 to those foreign currency exchange rates used to translate AIG's Foreign General results during 2001, the U.S. dollar strengthened slightly in value in relation to most major foreign currencies in which AIG transacts business. Accordingly, when foreign net premiums written were translated into U.S. dollars for the purposes of the preparation of the consolidated financial statements, total general insurance net premiums written were approximately 1.2 percentage points less than they would have been if translated utilizing those foreign currency exchange rates which prevailed during 2001.

Net premiums written are initially deferred and earned based upon the terms of the underlying policies. The net unearned premium reserve constitutes deferred revenues which are generally earned ratably over the policy period. Thus, the net unearned premium reserve is not fully recognized as net premiums earned until the end of the policy period.

AIG, along with most general insurance entities, uses the loss ratio, the expense ratio and the combined ratio as measures of performance. The loss ratio is the sum of losses and loss expenses incurred divided by net premiums earned. The expense ratio is statutory underwriting expenses divided by net premiums written. The combined ratio is the sum of the loss ratio and the expense ratio. These ratios are relative measurements that describe for every $100 of net premiums earned or written, the cost of losses and statutory expenses, respectively. The combined ratio presents the total cost per $100 of premium production. A combined ratio below 100 demonstrates underwriting profit; a combined ratio above 100 demonstrates underwriting loss.

The statutory general insurance ratios, including the $2.8 billion loss reserve charge in 2002 and $769 million of WTC losses in 2001, were as follows:

	2002	2001	2000
Domestic General:			
Loss Ratio	92.86	85.89	80.99
Expense Ratio	17.72	17.64	17.39
Combined Ratio	110.58	103.53	98.38
Foreign General:			
Loss Ratio	61.13	60.51	60.71
Expense Ratio	28.99	31.67	31.69
Combined Ratio	90.12	92.18	92.40
Consolidated:			
Loss Ratio*	85.76	79.55	75.28
Expense Ratio	20.19	21.16	21.45
Combined Ratio	105.95	100.71	96.73

*The impact of the loss reserve charge and the WTC losses on the loss ratio was an increase of 11.54 in 2002 and 3.97 in 2001.

AIG believes that underwriting profit is the true measure of the performance of the core business of a general insurance company.

Underwriting profit is measured in two ways: statutory underwriting profit and Generally Accepted Accounting Principles (GAAP) underwriting profit.

Statutory underwriting profit is arrived at by reducing net premiums earned by net losses and loss expenses incurred and net expenses incurred. Statutory accounting differs from GAAP, as statutory accounting, in general, requires immediate expense recognition and ignores the matching of revenues and expenses as required by GAAP. That is, for statutory purposes, expenses are recognized immediately, not over the same period that the revenues are earned.

A basic premise of GAAP accounting is the recognition of expenses at the same time revenues are earned, the principle of matching. Therefore, to convert underwriting results to a GAAP basis, acquisition expenses are deferred (deferred acquisition costs - DAC) and amortized over the period the related premiums written are earned. Accordingly, the statutory underwriting profit has been adjusted as a result of acquisition expenses being deferred as required by GAAP. Thus, "adjusted underwriting profit" is a GAAP measurement which can be viewed as gross margin or an intermediate subtotal in calculating operating income and net income. DAC is reviewed for recoverability and such review requires significant management judgment. (See also Notes 1, 2 and 4 of Notes to Financial Statements.)

A major part of the discipline of a successful general insurance company is to produce an underwriting profit, exclusive of investment income. If underwriting is not profitable, losses incurred are a major factor. The result is that the premiums are inadequate to pay for losses and expenses and produce a profit; therefore, investment income must be used to cover underwriting losses. If assets and the income therefrom are insufficient to pay claims and expenses over extended periods, an insurance company cannot survive. For these reasons, AIG views and manages its underwriting operations separately from its investment operations. (See also the discussion under "Liquidity" herein.)

The underwriting environment varies from country to country, as does the degree of litigation activity. Regulation, product type and competition have a direct impact on pricing and consequently profitability as reflected by adjusted underwriting profit and statutory general insurance ratios.

In 2002, AIG's general insurance results reflect the net impact of the loss reserve charge of $2.8 billion with respect to accident years 1997 through 2001. Such charge was the result of AIG's annual year-end review of general insurance loss reserves. (See also the discussion under "Loss Reserve Charge" herein.) In addition, these results reflect the net impact of catastrophe losses approximating $57 million in 2002, $867 million in 2001 (which include $769 million in WTC losses and $50 million with respect to the Northridge earthquake, following the unprecedented decision by the State of California to require all insurers to reopen claims nearly eight years after the occurrence), and $44 million in 2000. On a gross basis, incurred losses included $3.5 billion attributable to the loss reserve charge and approximately $245 million from catastrophes in 2002, and catastrophe losses of $2.15 billion in 2001 (which include $2.0 billion in WTC losses), and $112 million in 2000.

With respect to catastrophe losses, AIG believes that it has taken appropriate steps to reduce the magnitude of possible future losses. The occurrence of one or more catastrophic events of unanticipated frequency or severity, such as a terrorist attack, earthquake or hurricane, that causes insured losses, however, could have a material adverse effect on AIG's results of operations, liquidity or financial condition. Current techniques and models may not accurately predict in the future the probability of catastrophic events and the extent of the resulting losses. Moreover, one or more catastrophe losses could impact negatively AIG's reinsurers and result in an inability of AIG to collect reinsurance recoverables. The impact of losses caused by catastrophes can fluctuate widely from year to year, making comparisons of recurring type business more difficult. The pro forma table below excludes the loss reserve charge in 2002, WTC losses in 2001 and catastrophe losses in all three years in order to present comparable results of AIG's ongoing underwriting operations.

On the basis discussed above, the pro forma consolidated statutory general insurance ratios would be as follows:

	2002	2001	2000
Published Loss Ratio	85.76	79.55	75.28
Loss reserve charge	(11.54)	—	—
WTC Losses	—	(3.97)	—
Catastrophes	(0.23)	(0.50)	(0.25)
Pro Forma	73.99	75.08	75.03
Expense Ratio	20.19	21.16	21.45
Combined Ratio	94.18	96.24	96.48

AIG's historic ability to maintain its combined pro forma ratio below 100 is primarily attributable to the profitability of AIG's Foreign General insurance operations and AIG's emphasis on maintaining its disciplined underwriting, especially in the domestic specialty markets. In addition, AIG does not seek premium growth where rates do not adequately reflect its assessment of exposures.

General insurance net investment income in 2002 decreased 4.6 percent when compared to 2001. In 2001, net investment income increased 7.1 percent over 2000. The decrease in net investment income in 2002 was primarily a result of lower earnings with respect to the general insurance private equity portfolio. Also, interest income earned from the general insurance bond portfolio was impacted by lower yields as the proceeds from maturing fixed income securities were reinvested. However, the cash flow resulting from the growth in net premiums written should have a positive impact on net investment income in future quarters. The growth in net investment income in 2001 and 2000 was primarily attributable to new cash flow for investment. The new cash flow was generated from net general insurance operating cash flow and included the compounding of previously earned and reinvested net investment income. (See also the discussion under "Liquidity" herein and Note 8 of Notes to Financial Statements.)

General insurance realized capital losses were $858 million in 2002 and $130 million in 2001, and realized capital gains were $38 million in 2000. These realized gains and losses resulted from the ongoing investment management of the general insurance portfolios within the overall objectives of the general insurance operations and arose primarily from the disposition of equity securities and available for sale fixed maturities as well as redemptions of fixed maturities. (See the discussion on "Valuation of Invested Assets" herein.)

The following table reconciles general insurance operating income on a GAAP basis to management's presentation herein:

(in millions)

	2002	2001	2000
As reported	$ 667	$2,851	$3,524
Loss reserve charge	2,800	—	—
WTC losses	—	769	—
Realized capital (gains) losses	858	130	(38)
As adjusted—Management reporting basis	$4,325	$3,750	$3,486

General insurance operating income in 2002 decreased 76.6 percent when compared to 2001. This decline in the growth rate was caused by the $2.8 billion loss reserve charge as well as the $728 million increase in realized capital losses in 2002. If such loss reserve charge and realized capital losses were excluded from 2002 general insurance operations and the WTC losses and realized capital losses were excluded from 2001 general insurance operations, the growth in 2002 when compared to 2001 would be 15.4 percent. General insurance operating income in 2001 decreased 19.1 percent when compared to 2000 primarily due to the WTC losses. If the WTC losses, as well as realized capital losses, were excluded from 2001 general insurance operations and realized capital gains were excluded from 2000 general insurance operations, the increase would be 7.6 percent to $3.75 billion during 2001.

The contribution of general insurance operating income to income before income taxes, minority interest and cumulative effect of accounting changes was 8.2 percent in 2002 compared to 35.0 percent in 2001 and 35.2 percent in 2000. If the loss reserve charge in 2002 and the WTC losses in 2001 were excluded from each year's general insurance operating income and each of these years excluded realized capital losses or gains, as well as acquisition, restructuring and related charges were excluded from income before income taxes, minority interest and cumulative effect of accounting changes in 2001 and 2000, the general insurance operating income contribution to income before income taxes, minority interest and cumulative effect of accounting changes would be 32.3 percent, 31.5 percent and 32.7 percent in 2002, 2001 and 2000, respectively.

Reinsurance

AIG is a major purchaser of reinsurance for its general insurance operations. AIG is cognizant of the need to exercise good judgment in the selection and approval of both domestic and foreign companies participating in its reinsurance programs. AIG insures risks in over 70 countries and its reinsurance programs must be coordinated in order to provide AIG the level of reinsurance protection that AIG desires. These reinsurance arrangements do not relieve AIG from its direct obligations to its insureds.

AIG's general reinsurance assets amounted to $28.77 billion and resulted from AIG's reinsurance arrangements. Thus, a credit exposure existed at December 31, 2002 with respect to reinsurance recoverable to the extent that any reinsurer may not be able to reimburse AIG under the terms of these reinsurance arrangements. AIG manages its credit risk in its reinsurance relationships by transacting with reinsurers that it considers financially sound, and when necessary AIG holds substantial collateral in the form of funds, securities and/or irrevocable letters of credit. This collateral can be drawn on for amounts that remain unpaid beyond specified time periods on an individual reinsurer basis. At December 31, 2002, approximately 40 percent of the general reinsurance assets were from unauthorized reinsurers. In order to obtain statutory recognition, the majority of these balances were collateralized. The remaining 60 percent of the general reinsurance assets were from authorized reinsurers and over 90 percent of such balances are from reinsurers rated A-(excellent) or better, as rated by A.M. Best. This rating is a measure of financial strength. The terms authorized and unauthorized pertain to regulatory categories, not creditworthiness.

AIG maintains an allowance for estimated unrecoverable reinsurance and has been largely successful in its previous recovery efforts. At December 31, 2002, AIG had allowances for unrecoverable reinsurance approximating $120 million. At that date, AIG had no significant reinsurance recoverables from any individual reinsurer which is financially troubled (e.g., liquidated, insolvent, in receivership or otherwise subject to formal or informal regulatory restriction).

AIG's Reinsurance Security Department conducts ongoing detailed assessments of the reinsurance markets and current and potential reinsurers, both foreign and domestic. Such assessments include, but are not limited to, identifying if a reinsurer is appropriately licensed, and has sufficient financial capacity, and the local economic environment in which a foreign reinsurer operates. This department also reviews the nature of the risks ceded and the need for collateral. In addition, AIG's Credit Risk Committee reviews the credit limits for and concentrations with any one reinsurer.

AIG enters into certain intercompany reinsurance transactions for its general and life operations. AIG enters these transactions as a sound and prudent business practice in order to maintain underwriting control and spread insurance risk among various legal entities. These reinsurance agreements have been approved by the appropriate regulatory authorities. All material intercompany transactions have been eliminated in consolidation.

At December 31, 2002, the consolidated general reinsurance assets of $28.77 billion include reinsurance recoverables for paid losses and loss expenses of $4.19 billion and $21.19 billion with respect to the ceded reserve for losses and loss expenses, including ceded losses incurred but not reported (IBNR) (ceded reserves). The ceded reserves represent the accumulation of estimates of ultimate ceded losses including provisions for ceded IBNR and loss expenses. The methods used to determine such estimates and to establish the resulting ceded reserves are continually reviewed and updated. Any adjustments thereto are reflected in income currently. It is AIG's belief that the ceded reserves at December 31, 2002 were representative of the ultimate losses recoverable. In the future, as the ceded reserves continue to develop to ultimate amounts, the ultimate loss recoverable may be greater or less than the reserves currently ceded.

Reserve for Losses and Loss Expenses

The table below classifies as of December 31, 2002 the components of the general insurance reserve for losses and loss expenses (loss reserves) with respect to major lines of business on a statutory basis*:

(in millions)

Other Liability Occurrence	$14,132
Other Liability Claims Made	8,559
Workers' Compensation	6,064
Auto Liability	4,290
International	2,797
Property	2,691
Reinsurance	1,591
Medical Malpractice	1,560
Aircraft	1,448
Products Liability	1,262
Accident & Health	1,009
Fidelity/Surety	875
Other	5,261
Total	$51,539

* Presented pursuant to statutory reporting requirements as prescribed by the National Association of Insurance Commissioners.

At December 31, 2002, the loss reserves amounted to $51.54 billion. These loss reserves represent the accumulation of estimates of ultimate losses, including IBNR and loss expenses. Certain of these loss reserves are discounted. These discounted reserves relate primarily to certain workers' compensation claims. At December 31, 2002, general insurance net loss reserves increased $4.45 billion from prior year end to $30.35 billion. The net loss reserves represent loss reserves reduced by reinsurance recoverables, net of an allowance for unrecoverable reinsurance. The methods used to determine such estimates and to establish the resulting reserves are continually reviewed and updated. Any adjustments resulting therefrom are reflected in operating income currently. It is management's belief that the general insurance net loss reserves are adequate to cover all general insurance net losses and loss expenses as at December 31, 2002. While AIG annually reviews the adequacy of established loss reserves, there can be no assurance that AIG's ultimate loss reserves will not adversely develop and materially exceed AIG's loss reserves as of December 31, 2002. In the future, if the general insurance net loss reserves develop deficiently, such deficiency would have an adverse impact on future results of operations. See "Loss Reserve Charge" below.

In a very broad sense, the general insurance loss reserves can be categorized into two distinct groups, one group being long tail casualty lines of business. Such lines include excess and umbrella liability, directors and officers' liability, professional liability, medical malpractice, general liability, products' liability, and related classes. The other group is short tail lines of business consisting principally of property lines, personal lines and certain classes of casualty lines.

Estimation of ultimate net losses and loss expenses (net losses) for long tail casualty lines of business is a complex process and depends on a number of factors, including the line and volume of the business involved. In the more recent accident years of long tail casualty lines there is limited statistical credibility in reported net losses. That is, a relatively low proportion of net losses would be reported claims and expenses and an even smaller proportion would be net losses paid. A relatively high proportion of net losses would therefore be IBNR.

A variety of actuarial methods and assumptions are normally employed to estimate net losses for long tail casualty lines. These methods ordinarily involve the use of loss trend factors intended to reflect the estimated annual growth in loss costs from one accident year to the next. For the majority of long tail casualty lines, net loss trend factors approximated six percent. Loss trend factors reflect many items including changes in claims handling, exposure and policy forms; current and future estimates of monetary inflation and social inflation and increases in litigation and awards. Thus, many factors are implicitly considered in estimating the year to year growth in loss costs. Therefore, AIG's carried net long tail loss reserves are judgmentally set as well as tested for reasonableness using the most appropriate loss trend factors for each class of business. In the evaluation of AIG's net loss reserves, loss trend factors vary, depending on the particular class and nature of the business involved. These factors are periodically reviewed and subsequently adjusted, as appropriate, to reflect emerging trends which are based upon past loss experience. See "Loss Reserve Charge" below.

Estimation of net losses for short tail business is less complex than for long tail casualty lines. Loss cost trends for many property lines can generally be assumed to be similar to the growth in exposure of such lines. For example, if the fire insurance coverage remained proportional to the actual value of the property, the growth in property's exposure to fire loss can be approximated by the amount of insurance purchased.

AIG's annual reserve review does not calculate a range of loss reserve estimates. Because AIG's general insurance business is primarily in volatile long tail casualty lines driven almost entirely by severity rather than frequency of claims, developing a range around loss reserve estimates would not be meaningful. An estimate is calculated which AIG's actuaries believe provides a reasonable estimate of the required reserve. This amount is evaluated against actual carried reserves.

It should also be noted that AIG's overall book of business consists of hundreds of segments or classes of business that are individually reviewed as part of the overall analysis of loss reserves. Most of these would fall into the category of longer tail lines of business. Due to the multitude of such classes and the volume of detail for each, it would not be possible to provide complete claim frequency, settlement, closure and other data for all such segments, nor does AIG believe that such disclosure by class of business would be meaningful or useful to the reader. It should be noted that none of the other segments or classes reflects the highly uncertain qualities that apply to the asbestos and environmental claims. For example, traditional actuarial methodologies can be applied to classes such as excess casualty, directors and officers liability, healthcare, and the other long tail coverages that AIG writes. These methodologies cannot be applied to asbestos and environmental exposures. Other than asbestos and environmental exposures, there is no area of significant exposure to AIG for which traditional actuarial methodologies cannot be applied.

For other property and short tail casualty lines, the loss trend is implicitly assumed to develop at the rate that reported net losses develop from one year to the next. The concerns noted above for longer tail casualty lines with respect to the limited statistical credibility of reported net losses generally do not apply to shorter tail lines.

Loss Reserve Charge

Following completion of its annual year-end net loss reserve study, AIG increased general insurance loss and loss adjustment reserves, incurring a net, after-tax charge of $1.8 billion in the fourth quarter of 2002.

The table below classifies the components of the net loss reserve charge by accident year and major line of business:

(in millions)

Line of Business	Accident Year	Carried Reserves December 31, 2001	Loss Reserve Charge
Other Liability Occurrence [a]	1997	$ 359	$ 175
	1998	594	352
	1999	766	305
	2000	998	335
	2001	1,895	276
Total			$1,443
Other Liability Claims Made [b]	1997	$ 271	$ —
	1998	444	135
	1999	371	382
	2000	893	185
	2001	1,647	103
Total			$ 805
Workers' Compensation [c]	1996 & Prior	$1,102	$ 144
	1997	206	58
	1998	128	33
	1999	214	29
	2000	548	—
	2001	844	30
Total			$ 294
Medical Malpractice	1997	$ 31	$ 58
	1998	48	35
	1999	70	46
	2000	75	19
	2001	121	—
Total			$ 158
Reinsurance	1998	$ 126	$ 33
	1999	113	34
	2000	158	33
Total			$ 100
Total			$2,800

(a) Primarily excess casualty.
(b) Primarily directors and officers.
(c) Primarily excess workers' compensation.

In conducting its 2002 year end loss reserve analysis, AIG considered all classes of business that could be volatile and directly incorporated that specific class analysis into its overall results.

AIG's method for determining reserves for volatile long tail lines relies on the use of expected loss ratios such as the method known as the "Bornhuetter/Ferguson" method. This methodology essentially ignores all recent accident years for which loss development is too immature to give reliable results and, instead, bases the reserve estimate on the more mature prior accident year results.

In its 2002 year end analysis, AIG observed that the more recent immature accident years were showing significant increases in loss development. As a result, AIG modified its historical assumptions in producing an estimate of required reserves. A key modification was to give additional weight to the actual loss development in the immature years. For example, for AIG's excess casualty lead umbrella segment, AIG used the loss development for accident year 1999, even though that development normally would be considered too immature to produce reliable results (and therefore, not used under historical assumptions). Another key change for the most recent accident years (generally accident years 2000, 2001, 2002) is, although AIG continued to use actuarial assumptions that rely on expected loss ratios (such as the Bornhuetter/Ferguson method mentioned above), the expected loss ratio assumptions used gave far greater weight to more recent accident year experience than was the case in the historical assumptions. For example, for the excess casualty lead umbrella segment described above, AIG actuaries gave 100 percent weight to the results of the 1997 through 1999 accident years only, giving no weight to the more favorable development of all prior years, in setting expected loss ratio assumptions for accident years 2000 to 2002. Again, using the lead umbrella segment as an example, rather than using the historical trend factor of 2.5 percent per year as actually experienced, AIG used 7.5 percent as the annual loss cost trend factor reflecting the more current experience.

Loss development trends for volatile long tail lines such as excess casualty and directors and officers liability have not followed any consistent trend. This has at times led to overstated loss ratio projections and is a key reason why AIG has customarily utilized the historical projection (Bornhuetter/ Ferguson) method. For long tail lines, judgment is required in analyzing the appropriate weighting of current trends to avoid overreacting to data anomalies that may distort such current trends.

AIG's annual loss reserve review commences late in the third quarter and is completed late in the fourth quarter of each year. Although the year end 2001 annual loss reserve review, completed approximately one year ago, did show some indications of adverse development from most of the classes which required the increase in 2002, at that time, the indicated amount of reserve increase needed was immaterial. Furthermore, it was believed that the potential risk of adverse development from those reserves was mitigated for purposes of the overall loss development by what appeared at the time to be a potential redundancy in the adequacy of the unearned premium reserve as of year end 2001 as premium rates had been increased sharply in 2001. During 2002, however, there was substantial adverse development in AIG's excess casualty and directors and officers lines of business, as well as lesser amounts in certain other classes, including healthcare liability. These adverse developments were significant enough to not only cause a deficiency in the level of carried reserves, but to also suggest that AIG's assumptions for testing its reserves needed to be modified to account for the development in loss trends that was emerging for 1997 and subsequent accident years (as more fully discussed above). Using the modified assumptions, AIG's actuaries conducted further analysis of the reserves required as of December 31, 2002. Given the accuracy of the historical approach and the uncertainty of the more recent trends, AIG decided to give approximately equal weight to both sets of assumptions in establishing the carried reserves as of December 31, 2002.

Given the scope and complexity of AIG's general insurance operations and the extensive work and time required to review reserves, AIG's annual year end loss reserve review commences late in the third quarter. Recognition of the adverse development occurred at the end of the fourth quarter of 2002 as this was the quarter in which the year end 2002 loss reserve review was completed. The year end 2001 loss reserve review indicated that AIG's carried reserves as of year end 2001 were reasonable.

As described above, the trend AIG recognized as driving the change in the estimate is the adverse loss cost trend which occurred beginning with accident year 1997 and continued and accelerated in accident years 1998 and 1999. The increase in loss trends is concentrated in high severity coverages, such as excess casualty, excess workers' compensation, directors and officers liability, and healthcare liability. The change in the estimate correlates with this trend.

Asbestos and Environmental Claims

AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter referred to collectively as environmental claims) and indemnity claims asserting injuries from asbestos.

The vast majority of these asbestos and environmental claims emanate from policies written in 1984 and prior years. AIG established over a decade ago specialized toxic tort and environmental claim units, which investigate and adjust all such asbestos and environmental claims. These units utilize a comprehensive ground up approach to claim adjusting by thoroughly evaluating each exposure on a claim by claim basis. Commencing in 1985, standard policies contained an absolute exclusion for pollution related damage and an absolute asbestos exclusion was also implemented. However, AIG currently underwrites environmental impairment liability insurance on a claims made basis and has excluded such claims from the analyses included herein.

Estimation of asbestos and environmental claims loss reserves is a difficult process. These asbestos and environmental claims cannot be estimated by conventional reserving techniques as previously described. Quantitative techniques frequently have to be supplemented by subjective considerations including managerial judgment. Significant factors which affect the trends which influence the development of asbestos and environmental claims are the inconsistent court resolutions and judicial interpretations which broaden the intent of the policies and scope of coverage. The current case law can be characterized as still evolving and there is little likelihood that any firm direction will develop in the near future. Additionally, the exposure for cleanup costs of hazardous waste dump sites involves issues such as allocation of responsibility among potentially responsible parties and the government's refusal to release parties.

In the interim, AIG and other industry members have and will continue to litigate the broadening judicial interpretation of the policy coverage and the liability issues. At the current time, it is not possible to determine the future development of asbestos and environmental claims with the same degree of reliability as is the case for other types of claims. Such development will be affected by the extent to which courts continue to expand the intent of the policies and the scope of the coverage, as they have in the past, as well as by the changes in Superfund and waste dump site coverage issues. Although the estimated liabilities for these claims are subject to a significantly greater margin of error than for other claims, the reserves carried for these claims at December 31, 2002 are believed to be adequate as these reserves are based on the known facts and current law. Furthermore, as AIG's net exposure retained relative to the gross exposure written was lower in 1984 and prior years, the potential impact of these claims is much smaller on the net loss reserves than on the gross loss reserves. In the future, if the environmental claims develop deficiently, such deficiency would have an adverse impact on future results of operations. (See the previous discussion on reinsurance collectibility herein.)

The majority of AIG's exposures for asbestos and environmental claims are excess casualty coverages, not primary coverages. Thus, the litigation costs are treated in the same manner as indemnity reserves. That is, litigation expenses are included within the limits of the liability AIG incurs. Individual significant claim liabilities, where future litigation costs are reasonably determinable, are established on a case basis.

In asbestos, for example, AIG has resolved all claims with respect to miners and product manufacturers (Tier 1), for which payments are completed or reserves are established to cover future payment obligations. Asbestos claims with respect to products containing asbestos (Tier 2) accounts are generally very mature losses, and have been appropriately recognized and reserved by AIG's asbestos claims operation. AIG believes that the vast majority of the incoming claims, with respect to products containing small amounts of asbestos and companies in the distribution chain and parties with remote, ill-defined involvement with asbestos (Tier 3 and 4), should not impact its coverage; this is due to a combination of factors, including the increasingly peripheral companies being named in asbestos litigation, smaller limits issued to peripheral defendants, tenuous liability cases against peripheral defendants, attachment points of the excess policies, and the manner in which resolution of these weaker cases would be allocated among all insurers, including non-AIG companies, over a long period of time.

A summary of reserve activity, including estimates for applicable IBNR, relating to asbestos and environmental claims separately and combined at December 31, 2002, 2001 and 2000 follows:

(in millions)

	2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net
Asbestos:						
Reserve for losses and loss expenses at beginning of year	$1,114	$312	$1,100	$338	$1,093	$306
Losses and loss expenses incurred*	395	168	358	92	405	80
Losses and loss expenses paid*	(205)	(80)	(344)	(118)	(398)	(48)
Reserve for losses and loss expenses at end of year	$1,304	$400	$1,114	$312	$1,100	$338
Environmental:						
Reserve for losses and loss expenses at beginning of year	$1,115	$407	$1,345	$517	$1,519	$585
Losses and loss expenses incurred*	(140)	(44)	(41)	(34)	(44)	(45)
Losses and loss expenses paid*	(143)	(67)	(189)	(76)	(130)	(23)
Reserve for losses and loss expenses at end of year	$ 832	$296	$1,115	$407	$1,345	$517
Combined:						
Reserve for losses and loss expenses at beginning of year	$2,229	$719	$2,445	$855	$2,612	$891
Losses and loss expenses incurred*	255	124	317	58	361	35
Losses and loss expenses paid*	(348)	(147)	(533)	(194)	(528)	(71)
Reserve for losses and loss expenses at end of year	$2,136	$696	$2,229	$719	$2,445	$855

*All amounts pertain to policies underwritten in prior years.

The gross and net IBNR included in the reserve for losses and loss expenses at December 31, 2002, 2001 and 2000 were estimated as follows:

(in millions)

	2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net
Combined	$1,022	$283	$1,038	$278	$1,042	$314

A summary of asbestos and environmental claims count activity for the years ended December 31, 2002, 2001 and 2000 was as follows:

	2002			2001			2000		
	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined	Asbestos	Environmental	Combined
Claims at beginning of year	6,672	9,364	16,036	6,796	11,323	18,119	6,746	13,432	20,178
Claims during year:									
Opened	959	1,657	2,616	739	1,892	2,631	650	1,697	2,347
Settled	(154)	(546)	(700)	(124)	(988)	(1,112)	(101)	(584)	(685)
Dismissed or otherwise resolved	(392)	(1,480)	(1,872)	(739)	(2,863)	(3,602)	(499)	(3,222)	(3,721)
Claims at end of year	7,085	8,995	16,080	6,672	9,364	16,036	6,796	11,323	18,119

The average cost per claim settled, dismissed or otherwise resolved for the years ended December 31, 2002, 2001 and 2000 was as follows:

	Gross	Net
2002		
Asbestos	$375,500	$146,500
Environmental	70,600	33,100
Combined	135,300	57,200
2001		
Asbestos	$398,600	$136,700
Environmental	49,100	19,700
Combined	113,100	41,200
2000		
Asbestos	$663,300	$ 80,000
Environmental	34,200	6,000
Combined	119,800	16,100

A.M. Best, an insurance rating agency, has developed a survival ratio to measure the number of years it would take a company to exhaust both its asbestos and environmental reserves for losses and loss expenses based on that company's current level of asbestos and environmental claims payments. This is a ratio derived by taking the current ending losses and loss expense reserves and dividing by the average annual payments for the prior three years. Therefore, the ratio derived is a simplistic measure of an estimate of the number of years it would be before the current ending losses and loss expense reserves would be paid off using recent average payments. The higher the ratio, the more years the reserves for losses and loss expenses cover these claims payments. These ratios are computed based on the ending reserves for losses and loss expenses over the respective claims settlements during the fiscal year. Such payments include indemnity payments and legal and loss adjustment payments. It should be noted, however, that this is an extremely simplistic approach to measuring asbestos and environmental reserve levels. Many factors, such as aggressive settlement procedures, mix of business and level of coverage provided, have significant impact on the amount of asbestos and environmental losses and loss expense reserves, ultimate payments thereof and the resultant ratio.

The developed survival ratios include both involuntary and voluntary indemnity payments. Involuntary payments are primarily attributable to court judgments, court orders, covered claims with no coverage defenses, state mandated cleanup costs, claims where AIG's coverage defenses are minimal, and settlements made less than six months before the first trial setting. Also, AIG considers all legal and loss adjustment payments as involuntary.

AIG believes voluntary indemnity payments should be excluded from the survival ratio. The special asbestos and environmental claims unit actively manages AIG's asbestos and environmental claims and proactively pursues early settlement of environmental claims for all known and unknown sites. As a result, AIG reduces its exposure to future environmental loss contingencies.

AIG's survival ratios for involuntary asbestos and environmental claims, separately and combined, were based upon a three year average payment. These ratios for the years ended December 31, 2002, 2001 and 2000 were as follows:

	Gross	Net
2002		
Involuntary survival ratios:		
Asbestos	4.1	4.9
Environmental	17.6	13.3
Combined	7.3	7.9
2001		
Involuntary survival ratios:		
Asbestos	3.3	4.3
Environmental	18.7	16.5
Combined	6.8	8.7
2000		
Involuntary survival ratios:		
Asbestos	3.6	6.8
Environmental	20.0	16.9
Combined	7.6	11.5

AIG's operations are negatively impacted under guarantee fund assessment laws which exist in most states. As a result of operating in a state which has guarantee fund assessment laws, a solvent insurance company may be assessed for certain obligations arising from the insolvencies of other insurance companies which operated in that state. AIG generally records these assessments upon notice. Additionally, certain states permit at least a portion of the assessed amount to be used as a credit against a company's future premium tax liabilities. Therefore, the ultimate net assessment cannot reasonably be estimated. The guarantee fund assessments net of credits for 2002, 2001 and 2000 were $76 million, $24 million and $15 million, respectively.

AIG is also required to participate in various involuntary pools (principally workers' compensation business) which provide insurance coverage for those not able to obtain such coverage in the voluntary markets. This participation is also recorded upon notification, as these amounts cannot reasonably be estimated.

Life Insurance Operations

AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. Financial and investment products consist of fixed and variable annuities, guaranteed investment contracts and pensions. (See also Note 2 of Notes to Financial Statements.)

Life insurance operations presented on a major product basis for 2002, 2001 and 2000 were as follows:

(in millions)

	2002	2001[(a)]	2000[(a)]
GAAP premiums:			
Domestic:			
Life Insurance	$ 1,626	$ 1,515	$ 1,522
Individual Fixed Annuities [(b)]	42	437	380
Guaranteed Investment Contracts	28	—	(7)
Home Service	854	876	953
Group Life/Health	967	925	969
Pension and Investment Products [(b)]	1,105	1,144	665
Accident & Health [(c)]	—	51	327
Total Domestic	4,622	4,948	4,809
Foreign:			
Life Insurance	12,000	10,771	9,474
Personal Accident	2,491	2,196	1,924
Group Products	1,094	1,050	851
Guaranteed Investment Contracts	113	98	105
Total Foreign	15,698	14,115	12,354
Total GAAP premiums	$20,320	$19,063	$17,163
Premium income, deposits and other considerations [(d)(e)]:			
Domestic:			
Life Insurance [(f)]	$ 2,411	$ 2,724	$ 2,256
Individual Fixed Annuities	10,328	7,605	5,079
Guaranteed Investment Contracts	9,078	8,242	6,752
Home Service	861	878	953
Group Life/Health	976	930	969
Pension and Investment Products	1,782	3,020	2,368
Accident & Health [(c)]	—	157	327
Total Domestic	$25,436	$23,556	$18,704
Foreign:			
Life Insurance	13,440	12,066	10,256
Personal Accident	2,497	2,173	1,923
Group Products	1,579	1,660	1,266
Guaranteed Investment Contracts	5,710	4,162	6,070
Total Foreign	23,226	20,061	19,515
Total premium income, deposits and other considerations	$48,662	$43,617	$38,219

(continued)

(in millions)

	2002	2001[(a)]	2000[(a)]
Net investment income:			
Domestic:			
Life Insurance	$ 1,417	$ 1,329	$ 1,306
Individual Fixed Annuities	3,229	2,874	2,708
Guaranteed Investment Contracts	2,052	1,836	1,321
Home Service	683	653	669
Group Life/Health	108	105	107
Pension and Investment Products	836	702	662
Accident & Health [(c)]	—	5	8
Total Domestic	8,325	7,504	6,781
Foreign:			
Life Insurance	3,206	2,848	2,432
Personal Accident	141	128	129
Group Products	255	227	223
Guaranteed Investment Contracts	359	387	406
Intercompany Adjustments	(12)	(10)	(9)
Total Foreign	3,949	3,580	3,181
Total net investment income	$ 12,274	$ 11,084	$ 9,962
Operating income before realized capital losses:			
Domestic:			
Life Insurance [(g)]	$ 777	$ 555	$ 614
Individual Fixed Annuities	729	679	611
Guaranteed Investment Contracts	581	445	159
Home Service	382	374	353
Group Life/Health	101	87	69
Pension and Investment Products	118	144	150
Accident & Health [(c)]	—	4	23
Total Domestic [(g)]	2,688	2,288	1,979
Foreign:			
Life Insurance	2,411	1,914	1,558
Personal Accident	681	572	531
Group Products	175	127	107
Guaranteed Investment Contracts	39	38	54
Intercompany Adjustments	(12)	(10)	(9)
Total Foreign	3,294	2,641	2,241
Total operating income before realized capital losses	5,982	4,929	4,220
Realized capital losses	(1,053)	(254)	(162)
Total operating income [(g)]	$ 4,929	$ 4,675	$ 4,058
Life insurance in-force:			
Domestic	$ 577,686	$ 517,067	$477,576
Foreign [(h)]	746,765	711,434	494,316
Total	$1,324,451	$1,228,501	$971,892

(a) Restated to conform to the 2002 presentation.
(b) 2001 and 2000 GAAP premiums included certain annuity products now reported in Pension and Investment Products.
(c) Beginning 2001, certain Accident & Health operations are part of DBG.
(d) Represents a non-GAAP measurement used by AIG to help manage its life insurance operation, and may not be comparable to similarly captioned measurements used by other life insurance companies.
(e) Premium income, deposits and other considerations represent aggregate business activity during the respective periods.
(f) The decline in life premiums is due primarily to lower private placement and corporate life market sales.
(g) 2001 included WTC losses of $131 million.
(h) Increase in 2001 reflects acquisition of AIG Star Life Insurance Co., Ltd. in April 2001.

Life Insurance Results

Life insurance operating income in 2002 increased 5.4 percent to $4.93 billion compared to an increase of 15.2 percent in 2001. This decline in the growth rate was caused by the $799 million increase in realized capital losses. If such losses were excluded from both the 2002 and 2001 life insurance operating income and WTC losses of $131 million excluded from 2001 life operating income, the growth in 2002 life operating income when compared to 2001 life operating income would be 18.2 percent.

The following table reconciles the life operating income reported on a GAAP basis to the presentation AIG management believes is most meaningful:

(in millions)

	2002	2001	2000
As reported	$4,929	$4,675	$4,058
WTC losses	—	131	—
Realized capital losses	1,053	254	162
As adjusted—Management reporting basis	$5,982	$5,060	$4,220

The contribution of life insurance operating income to income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges amounted to 60.5 percent in 2002 compared to 46.0 percent in 2001 and 39.3 percent in 2000. The increase in contribution percentage was influenced by the impact of the general insurance loss reserve charge in 2002 and the WTC losses in 2001 on general insurance operating income and its reduced contribution to income before income taxes, minority interest and cumulative effect of accounting changes.

If the loss reserve charge and realized capital losses were excluded from 2002 income before income taxes, minority interest and cumulative effect of accounting changes and WTC losses from 2001 and realized capital losses and acquisition restructuring and related charges were excluded from 2001 and 2000 income before income taxes, minority interest and cumulative effect of accounting changes, the contribution of life operating income to income before income taxes, minority interest and cumulative effect of accounting changes would be 44.7 percent, 42.6 percent and 39.6 percent in 2002, 2001 and 2000, respectively.

AIG's GAAP life premium income in 2002 represented a 6.6 percent increase from the prior year. The slowing in growth in 2002 reflected lower demand and sales of annuities in connection with corporate pension restructuring activities in domestic operations. This compares with an increase of 11.1 percent in 2001 over 2000. Foreign life operations produced 77.3 percent, 74.0 percent and 72.0 percent of the GAAP life premium income in 2002, 2001 and 2000, respectively. (See also Notes 1, 4 and 6 of Notes to Financial Statements.)

The traditional life products, particularly individual life products, were major contributors to the growth in foreign premium income. These traditional life products, coupled with the increased distribution of financial and investment products contributed to the growth in foreign investment income. A mixture of traditional, accident and health and financial products are being sold in Japan through ALICO and AIG Star Life.

Since AIG purchased AIG Star Life, a part of the income earned by AIG Star Life has resulted from surrender charges earned on policies that were either surrendered or lapsed. This favorable impact on operating income was anticipated when AIG took control. As these surrenders diminish in subsequent periods, operating income from that source will also be impacted. The majority of AIG Star Life's future income is expected to be related to continuing premiums paid on renewal business, and new business to be generated from a growing agency force.

As previously discussed, the U.S. dollar strengthened slightly in relation to most major foreign currencies in which AIG transacts business. Accordingly for 2002, when foreign life premium income was translated into U.S. dollars for purposes of the preparation of the consolidated financial statements, total life premium income was approximately 1.6 percentage points less than it would have been if translated utilizing exchange rates prevailing in 2001.

Life insurance net investment income increased 10.7 percent in 2002 compared to an increase of 11.3 percent in 2001. The growth in net investment income was attributable to both foreign and domestic new cash flow for investment. The new cash flow was generated from life insurance operations and included the compounding of previously earned and reinvested net investment income. (See also the discussion under "Liquidity" herein.)

Life insurance realized capital losses were $1.05 billion in 2002, $254 million in 2001 and $162 million in 2000. These realized capital losses resulted from the ongoing investment management of the life insurance portfolios within the overall objectives of the life insurance operations and arose primarily from the disposition of equity securities and available for sale fixed maturities as well as redemptions of fixed maturities. (See also the discussion on "Valuation of Invested Assets" herein.)

Underwriting and Investment Risk

The risks associated with the traditional life and accident and health products are underwriting risk and investment risk. The risk associated with the financial and investment contract products is primarily investment risk.

Underwriting risk represents the exposure to loss resulting from the actual policy experience adversely emerging in comparison to the assumptions made in the product pricing associated with mortality, morbidity, termination and expenses. AIG's foreign life companies limit their maximum underwriting exposure on traditional life insurance of a single life to approximately $1.5 million dollars of coverage and AIG's domestic life companies, limit their maximum underwriting exposure on traditional life insurance of a single life to $2.5 million of coverage by using yearly renewable term reinsurance. (See also Note 5 of Notes to Financial Statements and the discussion under "Liquidity" herein.)

The investment risk represents the exposure to loss resulting from the cash flows from the invested assets, primarily long-term fixed rate investments, being less than the cash flows required to meet the obligations of the expected policy and contract liabilities and the necessary return on investments. (See also the discussion under "Liquidity" herein.)

To minimize its exposure to investment risk, AIG tests the cash flows from the invested assets and the policy and contract liabilities using various interest rate scenarios to assess whether there is a liquidity excess or deficit. If a rebalancing of the invested assets to the policy and contract claims became necessary and did not occur, a demand could be placed upon liquidity. (See also the discussion under "Liquidity" herein.)

The asset-liability relationship is appropriately managed in AIG's foreign operations, as it has been throughout AIG's history, even though certain territories lack qualified long-term investments or there are investment restrictions imposed by the local regulatory authorities. For example, in Japan and several Southeast Asia territories, the duration of the investments is often for a shorter period than the effective maturity of the related policy liabilities. Therefore, there is a risk that the reinvestment of the proceeds at the maturity of the initial investments may be at a yield below that of the interest required for the accretion of the policy liabilities. Additionally, there exists a future investment risk associated with certain policies currently in force which will have premium receipts in the future. That is, the investment of these future premium receipts may be at a yield below that required to meet future policy liabilities.

To maintain an adequate yield to match the interest necessary to support future policy liabilities, constant management focus is required to reinvest the proceeds of the maturing securities and to invest the future premium receipts while continuing to maintain satisfactory investment quality.

To the extent permitted under local regulation, AIG may invest in qualified longer-term securities outside Japan to achieve a closer matching in both duration and the required yield. AIG is able to manage any asset-liability duration difference through maintenance of sufficient global liquidity and to support any operational shortfall through its international financial network. (See also the discussion under "Liquidity" herein.)

The asset-liability relationship is appropriately managed in AIG's domestic operations, as there is ample supply of qualified long-term investments.

AIG uses asset-liability matching as a management tool worldwide to determine the composition of the invested assets and appropriate marketing strategies. As a part of these strategies, AIG may determine that it is economically advantageous to be temporarily in an unmatched position due to anticipated interest rate or other economic changes.

For the ALICO operations in Japan, the variable life contract separate account fund performance has varied from the level assumed in the original pricing of the product. Thus, a general account liability has been established for the potential shortfall of future contract revenues. The ultimate liability is predominately dependent upon the fund performance in the future.

Deferred policy acquisition costs (DAC) for life insurance products arises from the deferral of those costs that vary with, and are directly related to, the acquisition of new or renewal business. Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs which relate to universal life and investment-type products (non-traditional life products) are deferred and amortized, with interest, in relation to the historical and future incidence of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits include investment income and gains and losses on investments less interest required as well as other charges in the contract less actual mortality and expenses. Current experience and changes in the expected future gross profits are analyzed to determine the impact on the amortization of DAC. The estimation of projected gross profits requires significant management judgment. The elements with respect to the current and projected gross profits are reviewed and analyzed quarterly and are appropriately adjusted.

DAC for both traditional life and non-traditional life products are subject to review for recoverability, which involve estimating the future profitability of current business. This review also involves significant management judgment. (See also Note 4 of Notes to Financial Statements.)

Financial Services Operations

AIG's financial services subsidiaries engage in diversified financial products and services including aircraft leasing, consumer and insurance premium financing, and capital markets structuring and market-making activities. (See also Note 2 of Notes to Financial Statements.)

Financial services operations for 2002, 2001 and 2000 were as follows:

(in millions)

	2002	2001	2000
Revenues:			
ILFC [(a)]	$2,845	$2,613	$2,441
AIGFP [(b)]	1,306	1,178	1,056
Consumer Finance [(c)]	2,473	2,560	2,325
Other	191	134	132
Total	$6,815	$6,485	$5,954
Operating income:			
ILFC	$ 801	$ 749	$ 654
AIGFP	808	758	648
Consumer Finance	549	505	386
Other, including intercompany adjustments	31	(21)	(22)
Total	$2,189	$1,991	$1,666

(a) Revenues were primarily from aircraft lease rentals.
(b) Revenues were primarily fees from proprietary positions entered into in connection with counterparty transactions.
(c) Revenues were primarily finance charges.

Financial Services Results

Financial services operating income increased 9.9 percent in 2002 over 2001. This compares with an increase of 19.5 percent in 2001 over 2000.

Financial services operating income represented 26.9 percent of AIG's income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges in 2002. This compares to 19.6 percent and 16.1 percent in 2001 and 2000, respectively. The increase in contribution percentage was influenced by the impact of the general insurance loss reserve charge in 2002 and the WTC losses in 2001 on general insurance operating income and its reduced contribution to income before income taxes, minority interest and cumulative effect of accounting changes.

ILFC generates its revenues primarily from leasing commercial jet aircraft to domestic and foreign airlines. Revenues also result from the remarketing of commercial jets for its own account, for airlines and for financial institutions. Revenues in 2002 increased 8.9 percent from 2001 compared to an 7.0 percent increase during 2001 from 2000. The revenue growth in each year resulted primarily from the increase in flight equipment under operating lease and the increase in the relative cost of the leased fleet. ILFC has historically derived over 80 percent of its lease revenues with respect to flight equipment from airlines based outside the United States and is not significantly exposed to current domestic airline difficulties.

ILFC has historically re-leased aircraft returning at the end of a lease before the aircraft returns to ILFC. For aircraft returning before the end of their lease terms, ILFC has generally been able to re-lease aircraft returned from the prior lessee within two to three months of its return. As a lessor, ILFC considers an aircraft "idle" or "off lease" when the aircraft is not subject to a signed lease agreement or signed letter of intent. ILFC had one aircraft off lease at December 31, 2002 which had been off lease for less than three months. No impairments have been recognized related to these aircraft as ILFC believes that the existing service potential of the aircraft in ILFC's portfolio has not been diminished and ILFC has been able to re-lease the aircraft without diminution in lease rates from those previously obtained that would require an impairment write-down.

ILFC management is very active in the airline industry. Management formally reviews regularly, and no less frequently than quarterly, issues affecting ILFC's fleet, including events and circumstances that may cause impairment of aircraft values. Management evaluates aircraft in the fleet as necessary, based on these events and circumstances in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). No impairments have been recognized related to these aircraft. (See also the discussions under "Liquidity" herein.)

During 2002, ILFC's operating income increased 6.9 percent from 2001 and 14.6 percent during 2001 from 2000. ILFC finances its purchases of aircraft primarily through the issuance of a variety of debt instruments. The composite borrowing rates at December 31, 2002, 2001 and 2000 were 4.73 percent, 5.07 percent and 6.37 percent, respectively. (See also the discussions under "Capital Resources" and "Liquidity" herein and Note 2 of Notes to Financial Statements.)

ILFC is exposed to operating loss and liquidity strain through non-performance of aircraft lessees, through owning aircraft which it would be unable to sell or re-lease at acceptable rates at lease expiration and through committing to purchase aircraft which it would be unable to lease. ILFC manages its lessee non-performance exposure through credit reviews and security deposit requirements. As a result of these measures and its own contingency planning, ILFC did not suffer any material losses from airline shutdowns in the aftermath of the September 11 terrorist attacks, but there can be no assurance that ILFC will successfully manage the risks relating to the impact of possible future deterioration in the airline industry. Approximately 86 percent of ILFC's fleet is leased to non-U.S. carriers, and this fleet, the most efficient in the airline industry, continues to be in high demand from such carriers. (See also the discussions under "Capital Resources" and "Liquidity" herein.)

AIGFP participates in the derivatives dealer market conducting, primarily as principal, an interest rate, currency, equity and credit derivative products business. AIGFP also enters into structured transactions including long-dated forward foreign exchange contracts, option transactions, liquidity facilities and investment agreements and invests in a diversified portfolio of securities. AIGFP derives substantially all its revenues from proprietary positions entered in connection with counterparty transactions rather than from speculative transactions.

As a dealer, AIGFP marks its transactions daily to fair value. Thus, a gain or loss on each transaction is recognized daily. AIGFP hedges the market risks arising from its transactions. Therefore, revenues and operating income are not significantly exposed to or affected by market fluctuations and volatility. Revenues of AIGFP and the percentage change in revenues for any given period are significantly affected by the number and size of transactions entered into by AIGFP during that period relative to those entered into during the prior period. Operating income and the percentage change in operating income for any period are determined by the number, size and profitability of the transactions attributable to that period relative to those attributable to the prior period. The realization of operating income as measured by the receipt of funds is not a significant event as the profit or loss on each of AIGFP's transactions has already been reflected in operating income. Revenues in 2002 increased 10.9 percent from 2001 compared to a 11.6 percent increase during 2001 from 2000. During 2002, operating income increased 6.6 percent from 2001 and increased 17.0 percent during 2001 from 2000. As AIGFP is a transaction-oriented operation, current and past revenues and operating results may not provide a basis for predicting future performance.

The breakdown by percentage contribution of revenues and operating income for AIGFP in 2002, 2001 and 2000 is set forth below. The percentages for operating income are the same as those for revenues because expenses are allocated across all products in proportion to the revenues generated by that product. Material changes in the distribution of revenues and operating income are not meaningful because of the transactional nature of AIGFP's business.

	2002	2001	2000
Spread Income on Investments and Borrowings	48%	36%	32%
Interest Rate Products	19	29	30
Equity Linked Products	3	14	25
Credit Linked Products	29	11	12
Other revenue	1	10	1

Financial market conditions in 2002 compared with 2001 were characterized by a continuing decline in interest rates across fixed income markets globally, a worldwide slump in credit prices with the concomitant widening of credit spreads, and a continuing decline in equity valuations. AIGFP's results in 2002 compared with 2001 reflected a shift in product segment activity to respond to these conditions. In particular, AIGFP experienced increases in demand for credit linked products that addressed the risk management needs of its counterparties (see also the discussion under "Derivatives" herein). The increase in spread income on investments and borrowings reflected the widening of credit spreads, as well as an increase in asset class diversification. Finally, the sharp decline in equity linked products reflected substantially reduced demand for products that hedge appreciated equity positions.

Derivative transactions are entered into in the ordinary course of AIGFP's business. Therefore, income on interest rate, equity and credit derivatives along with their related hedges are recorded on a mark to market value or at estimated fair value where market prices are not readily available with the resulting unrealized gains or losses reflected in the income statement in the current year. In 2002, less than five percent of revenues resulted from transactions valued at estimated fair value. The mark to fair value of derivative transactions is reflected in the balance sheet in the captions "Unrealized gain on interest rate and currency swaps, options and forward transactions" and "Unrealized loss on interest rate and currency swaps, options and forward transactions". The unrealized gain represents the net receivable from counterparties, and the unrealized loss represents the net payable to counterparties. These amounts will change from one period to the next due to changes in interest rates, currency rates, equity prices and other market variables, as well as cash movements, execution of new transactions and the maturing of existing transactions. Spread income on investments and borrowings are recorded on an accrual basis over the life of the transaction. Investments are classified as available for sale securities and are marked to market with the resulting gains or losses reflected in the equity section.

The most significant component of AIGFP's operating expenses is compensation, which approximated 36 percent, 31 percent and 31 percent of revenues in 2002, 2001 and 2000, respectively.

Domestically, AIG's consumer finance operations derive a substantial portion of their revenues from finance charges assessed on outstanding mortgages and finance receivables from the sub-prime market, while overseas operations are engaged in developing a multi-product consumer finance business with an emphasis on emerging markets. Revenues in 2002 decreased 3.4 percent from 2001 compared to a 10.1 percent increase during 2001 from 2000, but 2002 operating income increased 8.9 percent from 2001 and 30.8 percent during 2001 from 2000. The decline in revenues was the result of lower yields on the finance receivables, but borrowing costs also declined significantly so that spreads, and therefore profits, increased as a result. The growth in revenues during 2001 was generally due to the growth in the average finance receivables. The increases in operating income resulted from the growth in finance charges inuring from larger loan balances and improved credit quality of the receivables portfolio, partially offset by lower yields on finance receivables in 2001. (See also the discussions under "Capital Resources" and "Liquidity" herein.)

Consumer finance operations are exposed to loss when contractual payments are not received; collection exposure is managed through the mix of types of loans and security thereon. (See also Notes 8 and 9 of Notes to Financial Statements.)

Retirement Savings & Asset Management Operations

AIG's retirement savings & asset management operations offer a wide variety of investment products, including variable annuities and mutual funds, as well as investment services, including investment asset management. Such products and services are offered to individuals and institutions both domestically and overseas.

For variable annuities, AIG's policy has been to adjust amortization assumptions for deferred acquisition costs (DAC) when estimates of current or future gross profits to be realized from these contracts are revised. With respect to variable annuities sold domestically (representing the vast majority of AIG's variable annuity business), the assumption for the long-term annual net growth rate of the equity markets used in the determination of DAC amortization is approximately 10 percent. A methodology referred to as "reversion to the mean" is used to maintain this long-term net growth rate assumption, while giving consideration to short-term variations in equity markets.

A number of guaranteed minimum death benefits (GMDB) and other similar benefits are offered on variable annuities. GMDB-related contract benefits incurred, net of reinsurance were $77 million, $20 million and $3 million for 2002, 2001 and 2000, respectively. The significant increase in 2002 is directly related to the worldwide slump in equity markets. In accordance with GAAP, AIG expenses these benefits in the period incurred. With respect to the other benefits, substantially all of AIG's policy obligations are reinsured.

Retirement savings & asset management operations for 2002, 2001 and 2000 were as follows:

(in millions)

	2002	2001	2000
Revenues:			
AIG VALIC	$2,133	$2,110	$2,230
AIG SunAmerica	563	652	750
Other*	789	950	485
Total	$3,485	$3,712	$3,465
Operating income:			
AIG VALIC	$ 730	$ 630	$ 692
AIG SunAmerica	32	185	326
Other*	254	273	90
Total	$1,016	$1,088	$1,108

* Includes AIG Global Investment Group, John McStay Investment Counsel, L.P. and certain overseas variable annuity operations.

Retirement Savings & Asset Management Results

Retirement savings & asset management operating income decreased 6.6 percent in 2002 from 2001, reflecting the continued volatility in worldwide equity markets. This compares with a decrease of 1.8 percent in 2001 from 2000.

Retirement savings & asset management operating income represented 12.5 percent of AIG's income before income taxes, minority interest and cumulative effect of accounting changes and excluding acquisition, restructuring and related charges. This compares to 10.7 percent in both 2001 and 2000.

At December 31, 2002, AIG's third party assets under management, including both retail mutual funds and institutional accounts, approximated $40 billion.

Other Operations

Other realized capital losses amounted to $530 million, $452 million and $190 million in 2002, 2001 and 2000, respectively.

Other income (deductions)-net includes income generated by the investment of capital held by AIG SunAmerica outside of its life insurance subsidiaries, AIG's equity in certain minor majority-owned subsidiaries and certain partially-owned companies, realized foreign exchange transaction gains and losses in substantially all currencies and unrealized gains and losses in hyperinflationary currencies, as well as the income and expenses of the parent holding company and other miscellaneous income and expenses. Other income (deductions)-net amounted to $(129) million, $3 million and $172 million in 2002, 2001 and 2000, respectively. This decline was primarily the result of weaker performance of AIG SunAmerica investments in partnerships and private equities and 21st Century's third quarter 2002 pre-tax charge of $37 million to write off capitalized costs associated with a software development project. Acquisition, restructuring and related charges of $2.02 billion were incurred in 2001 in connection with the acquisition of AGC, including $654 million paid by AGC in connection with the termination of AGC's merger agreement with Prudential plc. Charges of $315 million in 2000 were incurred by AGC in connection with acquisitions by AGC prior to its acquisition by AIG. (See also Note 19 of Notes to Financial Statements.)

Income before income taxes and minority interest amounted to $8.14 billion in 2002. Income before income taxes, minority interest and cumulative effect of accounting changes amounted to $8.14 billion in 2001. Income before income taxes and minority interest amounted to $10.02 billion in 2000.

In 2002, AIG recorded a provision for income taxes of $2.33 billion compared to the provisions of $2.34 billion and $2.97 billion in 2001 and 2000, respectively. These provisions represent effective tax rates of 28.6 percent in 2002, 28.7 percent in 2001 and 29.6 percent in 2000. (See Note 3 of Notes to Financial Statements.)

Minority interest represents minority shareholders' equity in income of certain majority-owned consolidated subsidiaries. Minority interest amounted to $295 million, $301 million and $413 million in 2002, 2001 and 2000, respectively.

Income before the cumulative effect of accounting changes amounted to $5.52 billion in 2002, $5.50 billion in 2001 and $6.64 billion in 2000.

Net income amounted to $5.52 billion in 2002, $5.36 billion in 2001 and $6.64 billion in 2000. The increase in 2002 and the decrease in 2001 in net income over the three year period resulted from those factors described above.

Capital Resources

At December 31, 2002, AIG had total capital funds of $59.10 billion and total borrowings of $71.89 billion. At that date, $64.98 billion of such borrowings were either not guaranteed by AIG or were matched borrowings under obligations of guaranteed investment agreements (GIAs) or matched notes and bonds payable.

Borrowings

Total borrowings and borrowings not guaranteed or matched at December 31, 2002 and 2001 were as follows:

(in millions)

December 31,	2002	2001
GIAs — AIGFP	$14,850	$16,392
Commercial Paper:		
ILFC [a]	4,213	3,494
AGF [a]	2,956	4,853
AIG Funding, Inc.	1,645	902
AIG Credit Card Company (Taiwan) [a]	234	68
AIG Finance (Taiwan) Limited [a]	64	107
AGC	—	2,468
Total	9,112	11,892
Medium Term Notes:		
AGF [a]	7,719	4,100
ILFC [a]	4,970	4,809
AIG	998	542
Total	13,687	9,451
Notes and Bonds Payable:		
AIGFP	16,940	13,920
ILFC [a][b]	9,825	7,073
AGF [a]	2,266	2,201
AIG	1,608	1,577
AGC	1,542	1,340
Total	32,181	26,111
Loans and Mortgages Payable:		
AIGCFG [a]	735	885
AIG	697	345
ILFC [a][c]	261	365
AIG Finance (Hong Kong) Limited [a]	229	290
Other subsidiaries [a]	133	—
Total	2,055	1,885
Total Borrowings	71,885	65,731
Borrowings not guaranteed by AIG	33,605	28,245
Matched GIA borrowings — AIGFP	14,850	16,392
Matched notes and bonds payable — AIGFP	16,526	12,185
	64,981	56,822
Remaining borrowings of AIG	$ 6,904	$ 8,909

[a] AIG does not guarantee these borrowings.
[b] Includes borrowings under Export Credit Facility of $2.09 billion.
[c] Capital lease obligations.

At December 31, 2002, the commercial paper issued and outstanding was as follows:

(dollars in millions)

	Net Book Value	Unamortized Discount and Accrued Interest	Face Amount	Weighted Average Interest Rate	Weighted Average Maturity In Days
ILFC	$4,213	$ 6	$4,219	1.46%	35
AGF	2,956	3	2,959	1.43	33
Funding	1,645	1	1,646	1.45	20
AIGCCC—Taiwan*	234	1	235	2.61	31
AIGF—Taiwan*	64	—	64	4.09	60
Total	$9,112	$11	$9,123	—	—

*Issued in Taiwan N.T. dollars at prevailing local interest rates.

See also Note 9 of Notes to Financial Statements.

During 2002, AIGFP increased the aggregate principal amount outstanding of its notes and bonds payable to $16.94 billion. AIGFP uses the proceeds from the issuance of notes and bonds and GIA borrowings to invest in a diversified portfolio of securities and derivative transactions. The funds may also be temporarily invested in securities purchased under agreements to resell. (See also the discussions under "Operational Review", "Liquidity" and "Derivatives" herein and Notes 1, 2, 8, 9, and 12 of Notes to Financial Statements.)

AIG Funding, Inc. (Funding), through the issuance of commercial paper, helps fulfill the short-term cash requirements of AIG and its subsidiaries. Funding intends to continue to meet AIG's funding requirements through the issuance of commercial paper guaranteed by AIG. The issuance of Funding's commercial paper is subject to the approval of AIG's Board of Directors.

ILFC and A.I. Credit Corp. (AICCO), AIG Credit Card Company (Taiwan)—(AIGCCC-Taiwan) and AIG Finance (Taiwan) Limited—(AIGF-Taiwan), both consumer finance subsidiaries in Taiwan, AGC and AGF have issued commercial paper for the funding of their own operations. At December 31, 2002, AIG did not guarantee the commercial paper of any of its subsidiaries other than Funding. On July 8, 2002, AGC ceased issuing commercial paper under its program. AGC's funding requirements are now being met through Funding's commercial paper program. (See also the discussion under "Derivatives" herein and Note 9 of Notes to Financial Statements.)

AIG and Funding are parties to unsecured syndicated revolving credit facilities (collectively, the Facility) aggregating $2.75 billion. The Facility consists of $1.375 billion in a short-term revolving credit facility and $1.375 billion in a five year revolving credit facility. The Facility can be used for general corporate purposes and also to provide backup for Funding's commercial paper programs. There are currently no borrowings outstanding under the Facility, nor were any borrowings outstanding as of December 31, 2002.

AGF is a party to unsecured syndicated revolving credit facilities aggregating $3.0 billion. The facilities consist of $1.5 billion in a short-term revolving credit facility and $1.5 billion in a five year revolving credit facility, which support AGF's commercial paper borrowings. There are currently no borrowings under these facilities, nor were any borrowings outstanding as of December 31, 2002. AGF had $4.3 billion in aggregate principal amount of debt securities registered and available for issuance at December 31, 2002. AGF uses the proceeds from the issuance of notes and bonds for the funding of its finance receivables.

As of November 2001, AIG guaranteed the notes and bonds of AGC. During 2002, AGC issued $200 million in notes which matured in March 2003. These notes are included in Notes and Bonds Payable in the preceding table of borrowings.

ILFC is a party to unsecured syndicated revolving credit facilities aggregating $3.15 billion to support its commercial paper program. The facilities consist of $2.15 billion in a short-term revolving credit facility and $1.0 billion in a three year revolving credit facility. There are currently no borrowings under these facilities, nor were any borrowings outstanding as of December 31, 2002.

At December 31, 2002, ILFC had increased the aggregate principal amount outstanding of its medium term and long-term notes to $14.80 billion, a net increase of $2.91 billion, and recorded a net decline in its capital lease obligations of $104 million and a net increase in its commercial paper of $719 million. ILFC had $6.08 billion of debt securities registered for public sale at December 31, 2002. During the second quarter of 2002, ILFC expanded its Euro Medium Term Note Program from $2.0 billion to $4.0 billion, under which $2.31 billion in notes were sold through December 31, 2002. Notes issued under this program are included in Notes and Bonds Payable in the preceding table of borrowings.

ILFC had a $4.3 billion Export Credit Facility for use in connection with the purchase of approximately 75 aircraft delivered through 2001. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on these borrowings depending on the delivery date of the aircraft. At December 31, 2002, ILFC had $2.09 billion outstanding under this facility. The debt is collateralized by a pledge of the shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility. Borrowings with respect to this facility are included in Notes and Bonds Payable in the preceding table of borrowings.

The proceeds of ILFC's debt financing are primarily used to purchase flight equipment, including progress payments during the construction phase. The primary sources for the repayment of this debt and the interest expense thereon are the cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. (See also the discussions under "Operational Review" and "Liquidity" herein.)

AIGFP has established a Euro Medium Term Note Program under which an aggregate principal amount of up to $4.0 billion of notes may be issued. As of December 31, 2002, $2.09 billion of notes had been issued under the program, all of which are currently outstanding. Notes issued under this program are included in Notes and Bonds Payable in the preceding table of borrowings.

During 2002, AIG issued $504 million principal amount of Medium Term Notes, and $48 million of previously issued notes matured. At December 31, 2002, AIG had $140 million in aggregate principal amount of debt securities registered for issuance from time to time.

On November 9, 2001, AIG received proceeds of approximately $1 billion from the issuance of Zero Coupon Convertible Senior Debentures Due 2031 with an aggregate principal amount at maturity of approximately $1.52 billion. Commencing January 1, 2002, the debentures are convertible into shares of AIG common stock at a conversion rate of 6.0627 shares per $1,000 principal amount of debentures if AIG common stock trades at certain levels for certain time periods. The debentures are callable by AIG on or after November 9, 2006. Also, holders can require AIG to repurchase these debentures once every five years.

Capital Funds

AIG's capital funds increased $6.95 billion during 2002. Unrealized appreciation of investments, net of taxes increased $3.15 billion. During 2002, the cumulative translation adjustment loss, net of taxes, increased $381 million. The change for 2002 with respect to the unrealized appreciation of investments, net of taxes, was primarily impacted by the decrease in domestic interest rates. The 2001 transfer of bonds in the held to maturity at amortized cost to the bonds available for sale at market value in accordance with the transition provisions of Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities," resulted in a gain of $339 million recorded in the statement of comprehensive income as a cumulative effect of an accounting change adjustment. The 2001 capital funds included a cumulative effect of an accounting change adjustment gain of $150 million. During 2002, there was a loss of $293 million, net of taxes relating to derivative contracts designated as cash flow hedging instruments. (See also the discussion under "Operational Review" and "Liquidity" herein, Notes 1(y) and 8(d) of Notes to Financial Statements and the Consolidated Statement of Comprehensive Income.) During 2002, retained earnings increased $5.05 billion, resulting from net income less dividends.

Stock Repurchase

During 2002, AIG repurchased in the open market 10,858,000 shares of its common stock. During 2003 through March 20, 2003 AIG repurchased in the open market an additional 1,625,000 shares of its common stock. AIG intends to continue to buy its common shares in the open market for general corporate purposes, including to satisfy its obligations under various employee benefit plans.

Dividends from Insurance Subsidiaries

Payments of dividends to AIG by its insurance subsidiaries are subject to certain restrictions imposed by statutory authorities. AIG has in the past reinvested most of its unrestricted earnings in its operations and believes such continued reinvestment in the future will be adequate to meet any foreseeable capital needs. However, AIG may choose from time to time to raise additional funds through the issuance of additional securities. At December 31, 2002, there were no significant statutory or regulatory issues which would impair AIG's financial condition, results of operations or liquidity, but there can be no assurance that such issues will not arise in the future. To AIG's knowledge, no AIG company is on any regulatory or similar "watch list". (See also the discussion under "Liquidity" herein and Note 11 of Notes to Financial Statements.)

Regulation and Supervision

AIG's insurance subsidiaries, in common with other insurers, are subject to regulation and supervision by the states and jurisdictions in which they do business. The National Association of Insurance Commissioners (NAIC) has developed Risk-Based Capital (RBC) requirements. RBC relates an individual insurance company's statutory surplus to the risk inherent in its overall operations. At December 31, 2002, the adjusted capital of each of AIG's domestic general companies and of each of AIG's domestic life companies exceeded each of their RBC standards. Federal, state or local legislation may affect AIG's ability to operate and expand its various financial services businesses and changes in the current laws, regulations or interpretations thereof may have a material adverse effect on these businesses.

A substantial portion of AIG's general insurance business and a majority of its life insurance business are conducted in foreign countries. The degree of regulation and supervision in foreign jurisdictions varies from minimal in some to stringent in others. Generally, AIG, as well as the underwriting companies operating in such jurisdictions, must satisfy local regulatory requirements. Licenses issued by foreign authorities to AIG subsidiaries are subject to modification and revocation. Thus, AIG's insurance subsidiaries could be prevented from conducting future business in certain of the jurisdictions where they currently operate. AIG's international operations include operations in various developing nations. Both current and future foreign operations could be adversely affected by unfavorable political developments up to and including nationalization of AIG's operations without compensation. Adverse effects resulting from any one country may impact AIG's results of operations, liquidity and financial condition depending on the magnitude of the event and AIG's net financial exposure at that time in that country.

Contractual Obligations and Other Commercial Commitments

The maturity schedule of AIG's contractual obligations at December 31, 2002 was as follows:

(in millions)

December 31, 2002	Payments due by Period				
	Total	2003	2004 through 2005	2006 through 2007	Remaining years after 2007
Borrowings*	$62,773	$22,468	$13,485	$ 8,410	$18,410
Operating Leases	2,105	477	594	318	716
Aircraft Purchase Commitments	29,816	4,430	9,807	9,354	6,225
Other Long-Term Obligations:					
ILFC	853	391	462	—	—
Other	152	17	46	39	50
Total	$95,699	$27,783	$24,394	$18,121	$25,401

*Excludes commercial paper and includes ILFC's capital lease obligations.

The maturity schedule of AIG's other commercial commitments at December 31, 2002 was as follows:

(in millions)

	Amount of Commitment Expiration				
	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	After 5 years
Letters of Credit:					
AIGFP	$ 811	$ 16	$ 9	$ 5	$ 781
Other	397	137	241	—	19
Guarantees:					
AIG SunAmerica	5,103	118	2,137	—	2,848
Other	663	473	66	20	104
Other Commercial Commitments:					
AIGFP [(a)]	4,232	3	12	337	3,880
ILFC [(b)]	2,109	232	706	816	355
AIG SunAmerica	1,144	228	458	458	—
Other	1,103	532	303	194	74
Total	$15,562	$1,739	$3,932	$1,830	$8,061

(a) Primarily liquidity facilities provided in connection with certain municipal swap transactions.
(b) Primarily in connection with options to acquire aircraft.

Special Purpose Vehicles

AIG uses special purposes vehicles (SPVs) primarily in connection with certain guaranteed investment contract programs (GIC Programs) written by its life insurance subsidiaries, certain products provided by AIGFP, and certain invested asset and asset management activities.

In the GIC Programs, AIG's life insurance subsidiaries (principally SunAmerica Life Insurance Company) provide guaranteed investment contracts (GICs) to SPVs which are not controlled by AIG. The SPVs issue notes or bonds which are sold to third party institutional investors. Neither AIG nor the insurance company issuing the GICs has any obligation to the investors in the notes or bonds. The proceeds from the securities issued by the SPV are invested by the SPV in the GICs. The insurance company subsidiaries use their proceeds to invest in a diversified portfolio of securities, primarily investment grade bonds (see also the discussion under "Liquidity: Insurance Invested Assets"). Both the assets and the liabilities of the insurance companies arising from these GIC Programs are presented in AIG's consolidated balance sheet. Thus, at December 31, 2002, approximately $29 billion of policyholders' contract deposits represented liabilities from issuances of GICs included in these GIC Programs, offset by the proceeds from the issuances, which are included as insurance invested assets.

AIGFP uses SPVs as an integral part of its ongoing operations with respect to specific structured transactions with independent third parties. In most instances, AIGFP controls and manages the assets and liabilities with respect to these SPVs, subject to certain transaction specific limitations. These SPVs are fully consolidated by AIG (see the discussions of AIGFP under "Operations Review: Financial Services Operations"). AIGFP also sponsors an SPV that issues commercial paper and secured liquidity notes to third-party institutional investors. This SPV uses the proceeds of these offerings to obtain beneficial interests in certain financial assets (total assets of approximately $900 million), which serve as collateral for the securities issued by the SPV. AIGFP provides credit and liquidity support to this SPV, which is not consolidated by AIG.

AIG's insurance operations also invest in assets of SPVs. These SPVs are established by unrelated third parties. Investments include collateralized mortgage backed securities and similar securities backed by pools of mortgages, consumer receivables or other assets. The investment in an SPV allows AIG's insurance entities to purchase assets permitted by insurance regulations while maximizing the return on these assets.

AIG provides investment management services to certain SPVs. AIG receives management fees for these services and may take a minority ownership interest in these SPVs, which interests are then included as investments in AIG's consolidated balance sheet. AIG services may be terminated with or without cause.

To facilitate and expand certain retirement savings and asset management activities, AIG establishes SPVs. AIG receives fees for management of the assets held in the SPV which support the issuance of securities such as collateralized bond obligations sold by the SPV to independent third party investors. These SPVs serve a variety of business purposes, including financing, liquidity, or to facilitate independent third party management participation.

AIG has established stringent guidelines with respect to the formation of and investment in SPVs. (See also the discussion under "Accounting Standards" herein.)

Liquidity

AIG's liquidity is primarily derived from the operating cash flows of its general and life insurance operations.

At December 31, 2002, AIG's consolidated invested assets included $8.16 billion of cash and short-term investments. Consolidated net cash provided from operating activities in 2002 amounted to $18.69 billion.

Sources of funds considered in meeting the objectives of AIG's financial services operations include guaranteed investment agreements, issuance of long-term and short-term debt, maturities and sales of securities available for sale, securities sold under repurchase agreements, trading liabilities, securities and spot commodities sold but not yet purchased, issuance of equity, and cash provided from such operations. AIG's strong capital position is integral to managing this liquidity, as it enables AIG to raise funds in diverse markets worldwide. (See also the discussion under "Capital Resources" herein.)

Management believes that AIG's liquid assets, its net cash provided by operations, and access to the capital markets will enable it to meet any foreseeable cash requirements.

The liquidity of the combined insurance operations is derived both domestically and abroad. The combined insurance operating cash flow is derived from two sources, underwriting operations and investment operations. In the aggregate, AIG's insurance operations generated approximately $40.3 billion in pre-tax cash flow during 2002. Cash flow includes periodic premium collections, including policyholders' contract deposits, cash flows from investment operations and paid loss recoveries less reinsurance premiums, losses, benefits, and acquisition and operating expenses. Generally, there is a time lag from when premiums are collected and, when as a result of the occurrence of events specified in the policy, the losses and benefits are paid. AIG's insurance investment operations generated approximately

$12.5 billion in investment income cash flow during 2002. Investment income cash flow is primarily derived from interest and dividends received and includes realized capital gains net of realized capital losses. (See also the discussions under "Operational Review: General Insurance Operations" and "Life Insurance Operations" herein.)

With respect to general insurance operations, if paid losses accelerated beyond AIG's ability to fund such paid losses from current operating cash flows, AIG would need to liquidate a portion of its general insurance investment portfolio and/or arrange for financing. Potential events causing such a liquidity strain could be the result of several catastrophic events occurring in a relatively short period of time. Additional strain on liquidity could occur if the investments sold to fund such paid losses were sold into a depressed market place and/or reinsurance recoverable on such paid losses became uncollectible or collateral supporting such reinsurance recoverable significantly decreased in value. (See also the discussions under "Operational Review: General Insurance Operations" herein.)

With respect to life insurance operations, if a substantial portion of the life insurance operations bond portfolio diminished significantly in value and/or defaulted, AIG would need to liquidate other portions of its life insurance investment portfolio and/or arrange financing. Potential events causing such a liquidity strain could be the result of economic collapse of a nation or region in which AIG life insurance operations exist, nationalization, terrorist acts or other such economic or political upheaval. (See also the discussions under "Operational Review: Life Insurance Operations" herein.)

In addition to the combined insurance pre-tax operating cash flow, AIG's insurance operations held $6.88 billion in cash and short-term investments at December 31, 2002. Operating cash flow and the cash and short-term balances held provided AIG's insurance operations with a significant amount of liquidity.

This liquidity is available, among other things, to purchase predominately high quality and diversified fixed income securities and, to a lesser extent, marketable equity securities, and to provide mortgage loans on real estate, policy loans and collateral loans. This cash flow coupled with proceeds of approximately $120 billion from the maturities, sales and redemptions of fixed income securities and from the sale of equity securities was used to purchase approximately $158 billion of fixed income securities and marketable equity securities during 2002.

Invested Assets

The following table is a summary of AIG's invested assets by significant segment, including investment income due and accrued of $4.30 billion and $3.68 billion and real estate of $3.30 billion and $2.65 billion, at December 31, 2002 and 2001, respectively:

(dollars in millions)

	Invested Assets	Percent of Total
2002		
General insurance	$ 55,478	12.8%
Life insurance	259,138	59.9
Financial services	114,878	26.6
Other	2,868	0.7
Total	$432,362	100.0%
2001		
General insurance	$ 43,159	11.8%
Life insurance	213,776	58.6
Financial services	104,295	28.6
Other	3,722	1.0
Total	$364,952	100.0%

Insurance Invested Assets

The following tables summarize the composition of AIG's insurance invested assets by insurance segment, including investment income due and accrued and real estate, at December 31, 2002 and 2001:

(dollars in millions)

December 31, 2002	General Insurance	Life Insurance	Total	Percent of Total	Percent Distribution Domestic	Percent Distribution Foreign
Fixed maturities at market value [(a)]	$35,990	$206,003	$241,993	76.9%	69.1%	30.9%
Equity securities, at market value [(b)]	3,928	2,931	6,859	2.2	53.4	46.6
Mortgage loans on real estate, policy and collateral loans	35	18,901	18,936	6.0	68.8	31.2
Short-term investments, including time deposits, and cash	1,833	5,048	6,881	2.2	42.5	57.5
Real estate	488	2,367	2,855	0.9	24.8	75.2
Investment income due and accrued	729	3,489	4,218	1.4	64.2	35.8
Securities lending collateral	7,249	16,445	23,694	7.5	75.8	24.2
Other invested assets	5,226	3,954	9,180	2.9	82.1	17.9
Total	$55,478	$259,138	$314,616	100.0%	68.6%	31.4%

(a) Includes $981 million of bond trading securities, at market value.
(b) Includes $1.58 billion of non-redeemable preferred stocks, at market value.

(dollars in millions)

December 31, 2001	General Insurance	Life Insurance	Total	Percent of Total	Percent Distribution Domestic	Percent Distribution Foreign
Fixed maturities at market value [(a)]	$29,602	$169,750	$199,352	77.6%	68.8%	31.2%
Equity securities, at market value [(b)]	4,568	3,139	7,707	3.0	53.9	46.1
Mortgage loans on real estate, policy and collateral loans	58	17,975	18,033	7.0	68.0	32.0
Short-term investments, including time deposits, and cash	1,620	5,287	6,907	2.7	49.3	50.7
Real estate	410	2,106	2,516	1.0	21.5	78.5
Investment income due and accrued	573	3,001	3,574	1.4	63.9	36.1
Securities lending collateral	992	9,581	10,573	4.1	74.9	25.1
Other invested assets	5,336	2,937	8,273	3.2	82.2	17.8
Total	$43,159	$213,776	$256,935	100.0%	68.0%	32.0%

(a) Includes $842 million of bond trading securities, at market value.
(b) Includes $1.72 billion of non-redeemable preferred stocks, at market value.

Generally, insurance regulations restrict the types of assets in which an insurance company may invest.

Fixed Maturity Investments

With respect to fixed maturities, AIG's general strategy is to invest in high quality securities while maintaining diversification to avoid significant exposure to issuer, industry and/or country concentrations. With respect to general insurance, AIG's strategy is to invest in longer duration fixed maturities to maximize the yields at the date of purchase. With respect to life insurance, AIG's strategy is to produce cash flows required to meet maturing insurance liabilities. (See also the discussion under "Operational Review: Life Insurance Operations" herein.)

The fair value of the fixed maturity available for sale portfolio is subject to decline as interest rates rise and subject to increase as interest rates decline. Such changes in fair value are presented as a component of comprehensive income in unrealized appreciation of investments, net of taxes.

The fixed maturities held to maturity portfolio were transferred to bonds available for sale, at market value as at January 1, 2001 as permitted and in accordance with the transition provisions of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). (See Note 1(y) of Notes to Financial Statements.)

Credit Quality

At December 31, 2002, approximately 69 percent of the fixed maturities investments were domestic securities. Approximately 33 percent of such domestic securities were rated AAA by one or more of the principal rating agencies. Approximately 10 percent were below investment grade or not rated.

A significant portion of the foreign insurance fixed income portfolio is rated by Moody's, Standard & Poor's (S&P) or similar foreign services. Similar credit quality rating services are not available in all overseas locations. AIG annually reviews the credit quality of the foreign portfolio nonrated fixed income investments, including mortgages. At December 31, 2002, approximately 16 percent of the foreign fixed income investments were either rated AAA or, on the basis of AIG's internal analysis, were equivalent from a credit standpoint to securities so rated. Approximately 11 percent were below investment grade or not rated at that date. A large portion of the foreign insurance fixed income portfolio are sovereign fixed maturity securities supporting the policy liabilities in the country of issuance.

Any fixed income security may be subject to downgrade for a variety of reasons subsequent to any balance sheet date.

Equity Investments

AIG invests in equities for various reasons, including diversifying its overall exposure to interest rate risk. Equity securities are subject to declines in fair value. Such declines in fair value are presented in unrealized appreciation of investments, net of taxes as a component of comprehensive income.

Valuation of Invested Assets

The valuation of invested assets involves obtaining a market value for each security. The source for the market value is generally from market exchanges, with the exception of non-traded securities. Another aspect of valuation pertains to impairment.

As a matter of policy, the determination that a security has incurred an other-than-temporary decline in value and the amount of any loss recognition requires the judgment of AIG's management and a continual review of its investments.

In general, a security is considered a candidate for impairment if it meets any of the following criteria:

- Trading at a significant discount to par, amortized cost (if lower) or cost for an extended period of time;
- The occurrence of a discrete credit event resulting in (i) the issuer defaulting on a material outstanding obligation; or (ii) the issuer seeking protection from creditors under the bankruptcy laws or any similar laws intended for the court supervised reorganization of insolvent enterprises; or (iii) the issuer proposing a voluntary reorganization pursuant to which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims; or
- In the opinion of AIG's management, it is unlikely that AIG will realize a full recovery on its investment, irrespective of the occurrence of one of the foregoing events.

Once a security has been identified as potentially impaired, the amount of such impairment is determined by reference to that security's contemporaneous market price. However, the market price following a significant credit event of any issuer may be volatile after such an event. Factors such as market liquidity, hedge fund activity, sensitivity to "headline" risk, and the widening of bid/ask spreads contribute to price volatility. Because of such volatility, the market price may not be indicative of the fair value of such an investment; and consequently, not indicative of a reasonable estimate of realizable value.

AIG has the ability to hold any security to its stated maturity. Therefore, the decision to sell reflects the judgment of AIG's management that the security sold is unlikely to provide, on a relative value basis, as attractive a return in the future as alternative securities entailing comparable risks. With respect to distressed securities, the sale decision reflects management's judgment that the risk-discounted anticipated ultimate recovery is less than the value achievable on sale.

As a result of these policies, AIG recorded in 2002 impairment losses net of taxes of approximately $795 million, of which $305 million was recognized in the three months ended December 31, 2002.

The most significant impairment charge for any single credit for 2002 was approximately $231 million net of tax with respect to AIG's holdings in WorldCom Inc. (WorldCom). This charge was recorded in the quarter ended June 30, 2002.

Excluding AIG's holdings in WorldCom for 2002, no impairment charge with respect to any one single credit was significant to AIG's consolidated financial condition or results of operations and no individual impairment loss exceeded approximately 1.4 percent of consolidated net income for 2002. At December 31, 2002, AIG believes that the circumstances which caused WorldCom's fair value to significantly decline were not characteristic of AIG's other holdings.

AIG measured the impairment charge with respect to WorldCom by reference to the market price of the WorldCom securities as of June 30, 2002.

Excluding the impairments noted above, the changes in market value for AIG's available for sale portfolio, which constitutes the vast majority of AIG's investments, were recorded in equity as unrealized gains or losses.

At December 31, 2002, the unrealized losses after taxes of the fixed maturity securities were approximately $2.7 billion. At December 31, 2002, the unrealized losses after taxes of the equity securities portfolio were approximately $650 million.

At December 31, 2002, aggregate unrealized gains after taxes were $9.6 billion and aggregate unrealized losses after taxes were $3.4 billion. No single issuer accounted for more than three percent of the unrealized losses.

At December 31, 2002, the fair value of AIG's fixed maturities and equity securities aggregated to approximately $250.4 billion. Of this aggregate fair value, approximately 1.4 percent represented securities trading at or below 75 percent of amortized cost or cost.

The impact on net income of unrealized losses after taxes will be further mitigated upon realization, because certain realized losses will be charged to participating policyholder accounts, or realization will result in current decreases in the amortization of certain deferred acquisition costs.

At December 31, 2002, the unrealized losses after taxes for fixed maturity securities and equity securities included the following industry concentrations:

(in millions)

Concentration	Unrealized Losses After Taxes
Investment Grade:	
Airline related	$199
Cable and Media	$ 28
Energy	$153
Telecommunications	$ 55
Not Rated and Below Investment Grade:	
Airline related	$131
Cable and Media	$ 76
Energy	$492
Telecommunications	$111

The amortized cost of fixed maturities available for sale in an unrealized loss position at December 31, 2002, by contractual maturity, is shown below:

(in millions)

	Amortized Cost
Due in one year or less	$ 1,180
Due after one year through five years	7,096
Due after five years through ten years	12,144
Due after ten years	14,517
Total	$34,937

In the twelve months ended December 31, 2002, the pre-tax realized losses incurred with respect to the sale of fixed maturities and equity securities were $4.1 billion. The aggregate fair value of securities sold was $65.4 billion, which was approximately 94 percent of amortized cost. The average period of time that securities sold at a loss during the quarter and twelve months ended December 31, 2002 were trading continuously at a price below book value was approximately eight months.

The "aging" of pre-tax unrealized loss positions at December 31, 2002, is shown below:

(dollars in millions)

Number of Months	Book Value	Unrealized Losses*	Number of items
Investment Grade Bonds			
0-6	$16,980	$ 917	1,054
7-12	3,852	275	275
>12	5,455	774	513
Below Investment Grade Bonds			
0-6	$ 2,397	$ 433	347
7-12	2,404	524	270
>12	3,849	1,234	470
Total Bonds			
0-6	$19,377	$1,350	1,401
7-12	6,256	799	545
>12	9,304	2,008	983
Equities			
0-6	$ 1,029	$ 217	536
7-12	1,515	591	469
>12	686	217	341

*As more fully described above, upon realization, certain realized losses will be charged to participating policyholder accounts, or realization will result in a current decrease in the amortization of certain deferred acquisition costs.

Note: At December 31, 2002, aggregate pre-tax unrealized gains were $14.7 billion.

As stated previously, the valuation for AIG's investment portfolio comes from a market exchange, with the exception of non-traded securities. AIG considers non-traded securities to mean certain fixed income investments, certain structured securities, direct private equities, limited partnerships and hedge funds. The aggregate carrying value of these securities at December 31, 2002 was approximately $29.6 billion.

The methodology used to estimate fair value of non-traded fixed income investments is by reference to traded securities with similar attributes and using a matrix pricing methodology. This technique takes into account such factors as the industry, the security's rating and tenor, its coupon rate, its position in the capital structure of the issuer, and other relevant factors. The change in fair value is recognized as a component of unrealized appreciation.

For certain structured securities, the carrying value is based on an estimate of the security's future cash flows pursuant to the requirements of Emerging Issues Task Force Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." The change in carrying value is recognized in income.

Direct private equities, hedge funds and limited partnerships in which AIG holds in the aggregate less than a five percent interest, are carried at fair value. The change in fair value is recognized as a component of Other comprehensive income.

With respect to hedge funds and limited partnerships in which AIG holds in the aggregate a five percent or more interest, AIG's carrying value is the net asset value. The changes in such net asset values are recorded in income.

AIG obtains the fair value of its investments in limited partnerships and hedge funds from information provided by the sponsors of each of these investments, the accounts of which are generally audited on an annual basis.

Each of these investment categories is regularly tested to determine if impairment in value exists. Various valuation techniques are used with respect to each category in this determination.

Mortgage Investments

Mortgage loans on real estate, policy and collateral loans comprised 6.0 percent of AIG's insurance invested assets at December 31, 2002. AIG's insurance operations' holdings of real estate mortgages amounted to $11.45 billion of which 86.9 percent was domestic. At December 31, 2002, only a nominal amount was in default. It is AIG's practice to maintain a maximum loan to value ratio of 75 percent at loan origination. At December 31, 2002, AIG's insurance holdings of collateral loans amounted to $1.44 billion, all of which were foreign. It is AIG's strategy to enter into mortgage and collateral loans as an adjunct primarily to life insurance fixed maturity investments. AIG's policy loans increased from $5.79 billion at December 31, 2001 to $6.05 billion at December 31, 2002.

Short-Term Investments

Short-term investments represent amounts invested in various internal and external money market funds, time deposits and cash held.

Real Estate Investments

AIG's real estate investment properties are primarily occupied by AIG's various operations. The current market value of these properties considerably exceeds their carrying value.

Other Investments

Other invested assets were primarily comprised of limited partnerships and outside managed funds.

When permitted by regulatory authorities and when deemed necessary to protect insurance assets, including invested assets, from adverse movements in foreign currency exchange rates, interest rates and equity prices, AIG and its insurance subsidiaries may enter into derivative transactions as end users. (See also the discussion under "Derivatives" herein.)

In certain jurisdictions, significant regulatory and/or foreign governmental barriers exist which may not permit the immediate free flow of funds between insurance subsidiaries or from the insurance subsidiaries to AIG parent. These barriers generally cause only minor delays in the outward remittance of the funds.

Managing Market Risk

AIG's insurance operations are exposed to market risk. Market risk is the risk of loss of fair value resulting from adverse fluctuations in interest and foreign currency exchange rates and equity prices.

Measuring potential losses in fair values has recently become the focus of risk management efforts by many companies. Such measurements are performed through the application of various statistical techniques. One such technique is Value at Risk (VaR). VaR is a summary statistical measure that uses historical interest and foreign currency exchange rates and equity prices and estimates the volatility and correlation of each of these rates and prices to calculate the maximum loss that could occur over a defined period of time given a certain probability.

AIG believes that statistical models alone do not provide a reliable method of monitoring and controlling market risk. While VaR models are relatively sophisticated, the quantitative market risk information generated is limited by the assumptions and parameters established in creating the related models. Therefore, such models are tools and do not substitute for the experience or judgment of senior management.

AIG has performed a VaR analysis to estimate the maximum potential loss of fair value for each of AIG's insurance segments and for each market risk within each insurance segment. In this analysis, financial instrument assets include the domestic and foreign invested assets excluding real estate and investment income due and accrued. Financial instrument liabilities include reserve for losses and loss expenses, reserve for unearned premiums, future policy benefits for life and accident and health insurance contracts and policyholders' funds.

Due to the nature of each insurance segment, AIG manages the general and life insurance operations separately. As a result, AIG manages separately the invested assets of each. Accordingly, the VaR analysis was separately performed for the general and the life insurance operations.

AIG calculated the VaR with respect to the net fair value of each of AIG's insurance segments as of December 31, 2002 and December 31, 2001. AIG uses the historical simulation methodology which entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, foreign exchange rates, and equity index prices were used to construct the historical scenarios. For each scenario, each transaction was re-priced. Portfolio, business unit and finally AIG-wide scenario values were then calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred by these scenarios with 95 percent confidence (i.e., only 5 percent of historical scenarios show losses greater than the VaR figure). A one month holding period was assumed in computing the VaR figure.

The following table presents the VaR on a combined basis and of each component of market risk for each of AIG's insurance segments as of December 31, 2002 and December 31, 2001. VaR with respect to combined operations cannot be derived by aggregating the individual risk or segment amounts presented herein.

(in millions)

	General Insurance		Life Insurance	
	2002	2001	2002	2001
Market Risk:				
Combined	$809	$779	$1,798	$1,804
Interest rate	413	425	1,507	1,631
Currency	66	34	166	134
Equity	798	710	975	627

The following table presents the average, high and low VaRs on a combined basis and of each component of market risk for each of AIG's insurance segments as of December 31, 2002 and December 31, 2001.

(in millions)

	2002			2001		
	Average	High	Low	Average	High	Low
General Insurance:						
Market Risk:						
Combined	$ 778	$ 863	$ 643	$ 797	$ 837	$ 744
Interest rate	410	425	399	449	464	425
Currency	49	66	34	46	59	34
Equity	740	822	599	741	812	603
Life Insurance:						
Market Risk:						
Combined	$1,876	$1,979	$1,798	$1,572	$1,804	$1,354
Interest rate	1,695	1,874	1,507	1,512	1,631	1,364
Currency	130	166	108	216	373	134
Equity	770	975	627	430	627	332

Financial Services Invested Assets

The following table is a summary of the composition of AIG's financial services invested assets at December 31, 2002 and 2001. (See also the discussions under "Operational Review: Financial Services Operations", "Capital Resources" and "Derivatives" herein.)

(dollars in millions)

	2002		2001	
	Invested Assets	Percent of Total	Invested Assets	Percent of Total
Flight equipment primarily under operating leases, net of accumulated depreciation	$ 26,867	23.4%	$ 22,710	21.8%
Finance receivables, net of allowance	15,857	13.8	13,955	13.4
Unrealized gain on interest rate and currency swaps, options and forward transactions	15,376	13.4	11,493	11.0
Securities available for sale, at market value	16,687	14.5	17,801	17.1
Trading securities, at market value	4,146	3.6	5,733	5.5
Securities purchased under agreements to resell, at contract value	25,560	22.2	21,638	20.7
Trading assets	4,786	4.2	6,234	6.0
Spot commodities, at market value	489	0.4	352	0.3
Other, including short-term investments	5,110	4.5	4,379	4.2
Total	$114,878	100.0%	$104,295	100.0%

As previously discussed, the cash used for the purchase of flight equipment is derived primarily from the proceeds of ILFC's debt financings. The primary sources for the repayment of this debt and the interest expense thereon are the cash flow from operations, proceeds from the sale of flight equipment and the rollover and refinancing of the prior debt. During 2002, ILFC acquired flight equipment costing $5.30 billion. (See also the discussion under "Operational Review: Financial Services Operations" and Capital Resources" herein.)

At December 31, 2002, ILFC had committed to purchase 523 aircraft deliverable from 2003 through 2010 at an estimated aggregate purchase price of $29.8 billion and had options to purchase 18 aircraft deliverable from 2003 through 2008 at an estimated aggregate purchase price of $1.3 billion. Subsequent to December 31, 2002, ILFC cancelled delivery of four of the 523 aircraft. As of March 20, 2003, ILFC has entered into leases for 86 of 90 aircraft to be delivered in 2003 and 49 of 82 aircraft to be delivered in 2004 and 26 of 347 aircraft to be delivered subsequent to 2004. ILFC will be required to find customers for any aircraft presently on order and any aircraft to be ordered, and it must arrange financing for portions of the purchase price of such equipment. In a rising interest rate environment, ILFC negotiates higher lease rates on any new contracts. ILFC has been successful to date both in placing its new aircraft on lease or under sales contract and obtaining adequate financing, but there can be no assurance that such success will continue in future environments.

ILFC is exposed to market risk and the risk of loss of fair value and possible liquidity strain resulting from adverse fluctuations in interest rates. As of December 31, 2002 and December 31, 2001, AIG statistically measured the loss of fair value through the application of a VaR model. In this analysis, the net fair value of ILFC was determined using the financial instrument assets which included the tax adjusted future flight equipment lease revenue and the financial instrument liabilities which included the future servicing of the current debt. The estimated impact of the current derivative positions was also taken into account.

AIG calculated the VaR with respect to the net fair value of ILFC using the historical simulation methodology, as previously described. As of December 31, 2002 and December 31, 2001, the VaR with respect to the net fair value of ILFC was approximately $20 million and $10 million, respectively.

AIG's Consumer Finance operations provide a wide variety of consumer finance products both domestically and overseas. Such products include real estate mortgages, consumer loans, and retail sales finance. These products are funded through various borrowings including commercial paper and medium term notes. AIG's Consumer Finance operations are exposed to credit risk and risk of loss resulting from adverse fluctuations in interest rates. Over half of the loan balance is related to real estate loans which are substantially collateralized by the related properties.

With respect to credit losses, the allowance for finance receivable losses is maintained at a level considered adequate to absorb anticipated credit losses existing in that portfolio.

AIGFP's derivative transactions are carried at market value or at estimated fair value when market prices are not readily available. AIGFP reduces its economic risk exposure through similarly valued offsetting transactions including swaps, trading securities, options, forwards and futures. The estimated fair values of these transactions represent assessments of the present value of expected future cash flows. These transactions are exposed to liquidity risk if AIGFP were required to sell or close out the transactions prior to maturity. AIG believes that the impact of any such limited liquidity would not be significant to AIG's financial condition or its overall liquidity. (See also the discussion under "Operational Review: Financial Services Operations" and "Derivatives" herein.)

AIGFP uses the proceeds from the issuance of notes and bonds and GIA borrowings to invest in a diversified portfolio of securities, including securities available for sale, at market, and derivative transactions. The funds may also be temporarily invested in securities purchased under agreements to resell. The proceeds from the disposal of the aforementioned securities available for sale and securities purchased under agreements to resell have been used to fund the maturing GIAs or other AIGFP financings. (See also the discussion under "Capital Resources" herein.)

Securities available for sale is mainly a portfolio of debt securities, where the individual securities have varying degrees of credit risk. At December 31, 2002, the average credit rating of this portfolio was AA or the equivalent thereto as determined through rating agencies or internal review. AIGFP has also entered into credit derivative transactions to hedge its credit risk associated with $66 million of these securities. Securities deemed below investment grade at December 31, 2002 amounted to approximately $100 million in fair value representing 0.6 of one percent of the total AIGFP securities available for sale. $30 million of this amount is hedged with a credit derivative. There have been no significant downgrades through March 1, 2003. Securities purchased under agreements to resell are treated as collateralized transactions. AIGFP takes possession of or obtains a security interest in securities purchased under agreements to resell. AIGFP further minimizes its credit risk by monitoring counterparty credit exposure and, when AIGFP deems necessary, it requires additional collateral to be deposited. Trading securities, at market value are marked to market daily and are held to meet the short-term risk management objectives of AIGFP.

AIGFP is exposed to credit risk. If its securities available for sale portfolio were to suffer significant default and the collateral held declined significantly in value with no replacement or the credit default swap counterparty failed to perform, AIGFP could have a liquidity strain. AIG guarantees AIGFP's debt and, as a result, is responsible for all of AIGFP's obligations.

AIG Trading Group Inc. (AIGTG) conducts, as principal, market making and trading activities in foreign exchange, and commodities, primarily precious and base metals. AIGTG owns inventories in the commodities in which it trades and may reduce the exposure to market risk through the use of swaps, forwards, futures and option contracts. AIGTG uses derivatives to manage the economic exposure of its various trading positions and transactions from adverse movements of interest rates, foreign currency exchange rates and commodity prices. AIGTG supports its trading activities largely through trading liabilities, unrealized losses on swaps, short-term borrowings, securities sold under agreements to repurchase and securities and commodities sold but not yet purchased. (See also the discussions under "Capital Resources" and "Derivatives" herein.)

The gross unrealized gains and gross unrealized losses of AIGFP and AIGTG included in the financial services assets and liabilities at December 31, 2002 were as follows:

(in millions)

	Gross Unrealized Gains	Gross Unrealized Losses
Securities available for sale, at market value [(a)]	$ 761	$ 789
Unrealized gain/loss on interest rate and currency swaps, options and forward transactions [(b)(c)]	15,376	11,265
Trading assets	9,271	7,685
Spot commodities, at market value	—	13
Trading liabilities	—	1,602
Securities and spot commodities sold but not yet purchased, at market value	—	204

(a) See also Note 8(e) of Notes to Financial Statements.
(b) These amounts are also presented as the respective balance sheet amounts.
(c) At December 31, 2002, AIGTG's replacement values with respect to interest rate and currency swaps were $440 million.

AIGFP's interest rate and currency risks on securities available for sale, at market, are managed by taking offsetting positions on a security by security basis, thereby offsetting a significant portion of the unrealized appreciation or depreciation. At December 31, 2002, the unrealized gains and losses remaining after the benefit of the offsets were $62 million and $90 million, respectively.

Trading securities, at market value, and securities and spot commodities sold but not yet purchased, at market value are marked to market daily with the unrealized gain or loss being recognized in income at that time. These securities are held to meet the short-term risk management objectives of AIGFP and AIGTG.

The senior management of AIG defines the policies and establishes general operating parameters for AIGFP and AIGTG. AIG's senior management has established various oversight committees to review the various financial market, operational and credit issues of AIGFP and AIGTG. The senior managements of AIGFP and AIGTG report the results of their respective operations to and review future strategies with AIG's senior management.

AIG actively manages the exposures to limit potential losses, while maximizing the rewards afforded by these business opportunities. In doing so, AIG must continually manage a variety of exposures including credit, market, liquidity, operational and legal risks.

Managing Market Risk

Market risk arises principally from the uncertainty that future earnings are exposed to potential changes in volatility, interest rates, foreign currency exchange rates, and equity and commodity prices. AIG generally controls its exposure to market risk by taking offsetting positions. AIG's philosophy with respect to its financial services operations is to minimize or set limits for open or uncovered positions that are to be carried. Credit risk exposure is separately managed. (See the discussion on the management of credit risk below.)

AIG's Market Risk Management Department provides detailed independent review of AIG's market exposures, particularly those market exposures of AIGFP and AIGTG. This department determines whether AIG's market risks, as well as those market risks of individual subsidiaries, are within the parameters established by AIG's senior management. Well established market risk management techniques such as sensitivity analysis are used. Additionally, this department verifies that specific market risks of each of certain subsidiaries are managed and hedged by that subsidiary.

AIGFP is exposed to market risk due to changes in the level and volatility of interest rates and the shape and slope of the yield curve. AIGFP hedges its exposure to interest rate risk by entering into transactions such as interest rate swaps and options and purchasing U.S. and foreign government obligations.

AIGFP is exposed to market risk due to changes in and volatility of foreign currency exchange rates. AIGFP hedges its foreign currency exchange risk primarily through the use of currency swaps, options, forwards and futures.

AIGFP is exposed to market risk due to changes in the level and volatility of equity prices which affect the value of securities or instruments that derive their value from a particular stock, a basket of stocks or a stock index. AIGFP reduces the risk of loss inherent in its inventory in equity securities by entering into hedging transactions, including equity swaps and options and purchasing U.S. and foreign government obligations.

AIGFP does not seek to manage the market risk of each of its transactions through an individual offsetting transaction. Rather, AIGFP takes a portfolio approach to the management of its market risk exposure. AIGFP values its portfolio, including interest rate swaps, currency swaps, equity swaps, swaptions, options and forwards, at market value or estimated fair value when market values are not readily available. Unrealized gains and losses, with respect to this portfolio are reflected in income currently. These valuations represent an assessment of the present values of expected future cash flows of AIGFP's transactions and may include reserves for such risks as are deemed appropriate by AIGFP's and AIG's management. AIGFP evaluates the portfolio's discounted cash flows with reference to current market conditions, maturities within the portfolio and other relevant factors. Estimated fair values are based upon the use of valuation models. These models utilize, among other things, market liquidity and current interest, foreign exchange and volatility rates. AIGFP attempts to secure reliable and independent current market prices, such as published exchange prices, external subscription services such as from Bloomberg or Reuters or third party broker quotes for use in this model. When such prices are not available, AIGFP uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions. Historically, actual results have not materially deviated from these models. These valuation models are integrated into the evaluation of the portfolio, as described above, in order to provide timely information for the market risk management of the portfolio. Based upon this evaluation, AIGFP determines what, if any, offsetting transactions are necessary to reduce the market risk exposure of the portfolio. AIG manages its market risk with a variety of transactions, including swaps, trading securities, futures and forward contracts and other transactions as appropriate. The recorded values of these transactions may be different than the values that might be realized if AIGFP were required to sell or close out the transactions prior to maturity. AIG believes that such differences are not significant to the results of operations, financial condition or liquidity. Such differences would be immediately recognized when the transactions are sold or closed out prior to maturity.

Additionally, depending upon the changes in interest rates and other market movements during the day, AIGFP's system will produce reports for management's consideration for intra-day offsetting positions. Overnight, the system generates reports which recommend the types of offsets management should consider for the following day. Additionally, AIGFP operates in major business centers overseas and is essentially open for business 24 hours a day. Thus, the market exposure and offset strategies are monitored, reviewed and coordinated around the clock. Therefore, offsetting adjustments can be made as and when necessary from any AIGFP office in the world.

As part of its monitoring and controlling of its exposure to market risk, AIGFP applies various testing techniques which reflect potential market movements. These techniques vary by currency and are regularly changed to reflect factors affecting the derivatives portfolio. In addition to the daily monitoring, AIGFP's senior management and local risk managers conduct a weekly review of the derivatives portfolio and existing hedges. This review includes an examination of the portfolio's risk measures, such as aggregate option sensitivity to movements in market variables. AIGFP's management may change these measures to reflect their judgment and evaluation of the dynamics of the markets. This management group will also determine whether additional or alternative action is required in order to manage the portfolio.

All of AIGTG's market risk sensitive instruments are entered into for trading purposes. The fair values of AIGTG's financial instruments are exposed to market risk as a result of adverse market changes in interest rates, foreign currency exchange rates, commodity prices and adverse changes in the liquidity of the markets in which AIGTG trades.

AIGTG's approach to managing market risk is to establish an appropriate offsetting position to a particular transaction or group of transactions depending upon the extent of market risk AIGTG expects to reduce.

AIGTG's senior management has established positions and stop-loss limits for each line of business. AIGTG's traders are required to maintain positions within these limits. These positions are monitored during the day either manually and/or through on-line computer systems. In addition, these positions are reviewed by AIGTG's management. Reports which present each trading books' position and the prior day's profit and loss are reviewed by traders, head traders and AIGTG's senior management. Based upon these and other reports, AIGTG's senior management may determine to adjust AIGTG's risk profile.

AIGTG attempts to secure reliable current market prices, such as published prices or third party quotes, to value its derivatives. Where such prices are not available, AIGTG uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions. Historically, actual results have not materially deviated from these models. The methodology may reflect interest and exchange rates, commodity prices, volatility rates, market liquidity and other relevant factors. Unrealized gains and losses, with respect to AIGTG's positions are reflected in income currently.

A significant portion of AIGTG's business is transacted in liquid markets. Certain of AIGTG's derivative product exposures are evaluated using simulation techniques which consider such factors as changes in currency and commodity prices, interest rates, volatility levels, market liquidity and the effect of time.

AIGFP and AIGTG are both exposed to the risk of loss of fair value from adverse fluctuations in interest rate and foreign currency exchange rates and equity and commodity prices. AIG statistically measured the losses of fair value through the application of a VaR model. AIG separately calculated the VaR with respect to AIGFP and AIGTG, as AIG manages these operations separately.

AIGFP's and AIGTG's asset and liability portfolios for which the VaR analyses were performed included over the counter and exchange traded investments, derivative instruments and commodities. Because the market risk with respect to securities available for sale, at market is substantially hedged, segregation of market sensitive instruments into trading and other than trading was not deemed necessary.

AIG calculated the VaR with respect to AIGFP and AIGTG as of December 31, 2002 and December 31, 2001. AIG uses the historical simulation methodology which entails re-pricing all assets and liabilities under explicit changes in market rates within a specific historical time period. In this case, the most recent three years of historical market information for interest rates, foreign exchange rates, and equity index prices were used to construct the historical scenarios. For each scenario, each transaction was re-priced. Portfolio, business unit and finally AIG-wide scenario values were then calculated by netting the values of all the underlying assets and liabilities. The final VaR number represents the maximum potential loss incurred by these scenarios with 95 percent confidence (i.e., only 5 percent of historical scenarios show losses greater than the VaR figure).

The following table presents the VaR on a combined basis and of each component of AIGFP's and AIGTG's market risk as of December 31, 2002 and December 31, 2001. VaR with respect to combined operations cannot be derived by aggregating the individual risk presented herein.

(in millions)

	AIGFP [(a)]		AIGTG [(b)]	
	2002	2001	2002	2001
Market Risk:				
Combined	$ 4	$12	$ 2	$ 2
Interest rate	4	12	2	2
Currency	—	—	—	1
Equity	1	1	—	—

(a) A one month holding period was used to measure the market exposures of AIGFP.

(b) A one day holding period was used to measure the market exposures of AIGTG.

The following table presents the average, high and low VaRs on a combined basis and of each component of AIGFP's and AIGTG's market risk as of December 31, 2002 and 2001.

(in millions)

	2002			2001		
	Average	High	Low	Average	High	Low
AIGFP Market Risk:						
Combined	$8	$12	$ 4	$12	$15	$ 9
Interest rate	7	12	4	11	15	8
Currency	1	4	—	—	1	—
Equity	1	2	1	1	2	—
AIGTG Market Risk:						
Combined	$2	$ 3	$ 2	$ 3	$ 6	$ 2
Interest rate	2	3	2	3	4	2
Currency	1	1	—	2	3	1

Derivatives

Derivatives are financial arrangements among two or more parties. The returns of the derivatives are linked to or "derived" from some underlying equity, debt, commodity or other asset, liability, or index. Derivatives payments may be based on interest rates and exchange rates and/or prices of certain securities, certain commodities, or financial or commodity indices. The more significant types of derivative arrangements in which AIG transacts are swaps, forwards, futures and options. In the normal course of business, with the agreement of the original counterparty, these contracts may be terminated early or assigned to another counterparty.

The overwhelming majority of AIG's derivatives activities are conducted through AIGFP and AIGTG, thus permitting AIG to participate in the derivatives dealer market acting primarily as principal. In these derivative operations, AIG structures agreements which generally allow its counterparties to enter into transactions with respect to changes in interest and exchange rates, securities' prices and certain commodities and financial or commodity indices. AIG's customers such as corporations, financial institutions, multinational organizations, sovereign entities, government agencies and municipalities use derivatives to hedge their own market exposures. For example, a futures, forward or option contract can be used to protect the customers' assets or liabilities against price fluctuations.

A counterparty may default on any obligation to AIG, including a derivative contract. Credit risk is a consequence of extending credit and/or carrying trading and investment positions. Credit risk exists for a derivative contract when that contract has a positive fair value to AIG. To help manage this risk, the credit departments of AIGFP and AIGTG operate within the guidelines set by the AIG Credit Risk Committee. This committee establishes the credit policy, sets limits for counterparties and provides limits for derivative transactions with counterparties having different credit ratings. In addition to credit ratings, this committee takes into account other factors, including the industry and country of the counterparty. Transactions which fall outside these pre-established guidelines require the approval of the AIG Credit Risk Committee. It is also AIG's policy to establish reserves for potential credit impairment when necessary.

AIGFP and AIGTG determine the credit quality of each of their counterparties taking into account credit ratings assigned by recognized statistical rating organizations. If it is determined that a counterparty requires credit enhancement, then one or more enhancement techniques will be used. Examples of such enhancement techniques include letters of credit, guarantees, collateral, credit triggers, credit derivatives and margin agreements.

A significant majority of AIGFP's transactions are contracted and documented under ISDA Master Agreements. Management believes that such agreements provide for legally enforceable set-off in the event of default. Also, under such agreements, in connection with a counterparty desiring to terminate a contract prior to maturity, AIGFP may be permitted to set-off its receivables from that counterparty against AIGFP's payables to that same counterparty arising out of all included transactions. Excluding regulated exchange transactions, AIGTG, whenever possible, enters into netting agreements with its counterparties which are similar in effect to those discussed above.

Discussions with respect to AIGFP's and AIGTG's counterpart credit quality, fair value source and notional amounts follow.

Counterparty Credit Quality

The following tables provide the counterparty credit quality amounts of AIGFP's and AIGTG's derivatives transactions at December 31, 2002 and December 31, 2001.

The net replacement value most closely represents the net credit risk to AIGFP or the maximum amount exposed to potential loss after the application of netting under ISDA Master Agreements and excluding collateral held. Subsequent to the application of such credit enhancements, the net exposure to credit risk or the net replacement value of all interest rate, currency and equity swaps, swaptions and forward commitments approximated $14.98 billion at December 31, 2002, including $1.9 billion of collateral held; and $10.84 billion at December 31, 2001. The net replacement value for futures and forward contracts approximated $110 million at December 31, 2002 and $64 million at December 31, 2001.

AIGFP determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, by internal analysis. At December 31, 2002 and December 31, 2001, the concentration of credit exposure with respect to counterparties judged A or higher by AIGFP was 92 percent and 93 percent, respectively.

The counterparty credit quality determined by AIGFP by derivative product with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2002	Total 2001
Counterparty credit quality:				
AAA	$ 7,082	$ 95	$ 7,177	$ 4,388
AA	3,856	15	3,871	3,214
A	2,887	—	2,887	2,498
BBB	1,120	—	1,120	784
Below investment grade	35	—	35	23
Total	$14,980	$110	$15,090	$10,907

At December 31, 2002 and December 31, 2001, the counterparty breakdown by industry with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2002	Total 2001
Non-U.S. banks	$ 3,310	$ —	$ 3,310	$ 2,464
Insured municipalities	925	—	925	638
U.S. industrials	2,773	—	2,773	2,113
Governmental	520	—	520	563
Non-U.S. financial service companies	474	—	474	428
Non-U.S. industrials	1,452	—	1,452	1,289
Special purpose	3,252	—	3,252	1,851
U.S. banks	416	15	431	72
U.S. financial service companies	1,846	95	1,941	1,211
Supranationals	12	—	12	278
Total	$14,980	$110	$15,090	$10,907

With respect to AIGTG's derivatives contracts at December 31, 2002 and December 31, 2001, the net replacement values represent the net sum of estimated positive fair values after the application of legally enforceable master netting agreements and collateral held. The net replacement values most closely represent the net credit risk to AIGTG or the maximum amount exposed to potential loss.

Subsequent to the application of such credit enhancements, the net exposure to credit risk or the net replacement value of all futures, forwards, swaptions and purchased options contracts and interest rate and currency swaps was $2.29 billion and $3.05 billion at December 31, 2002 and December 31, 2001, respectively.

AIGTG's net replacement value at December 31, 2002 and 2001 was as follows:

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2002	Total 2001
Credit exposure:						
Futures, forwards, swaptions and purchased options contracts and interest rate and currency swaps:						
Gross replacement value	$ 5,678	$ 2,861	$ 2,735	$ 46	$11,320	$10,074
Master netting arrangements	(3,895)	(2,286)	(2,563)	(32)	(8,776)	(6,691)
Collateral	(85)	(96)	(63)	(8)	(252)	(330)
Net replacement value*	$ 1,698	$ 479	$ 109	$ 6	$ 2,292	$ 3,053

*The net replacement values with respect to exchange traded futures and options, forward contracts and purchased over the counter options are presented as a component of trading assets in the accompanying balance sheet. The net replacement values with respect to interest rate and currency swaps are presented as a component of unrealized gain on interest rate and currency swaps, options and forward transactions in the accompanying balance sheet.

AIGTG determines counterparty credit quality by reference to ratings from independent rating agencies or, where such ratings are not available, internal analysis. At December 31, 2002 and December 31, 2001, the concentration of credit exposure with respect to counterparties judged A or higher by AIGTG was 75 percent and 78 percent, respectively.

Also, as of December 31, 2002 and 2001, the counterparty credit quality and counterparty breakdown by industry with respect to the net replacement value of AIGTG's derivatives portfolio were as follows:

(in millions)

	Net Replacement Value	
	2002	2001
Counterparty credit quality:		
AAA	$ 347	$ 391
AA	622	1,117
A	739	863
BBB	193	330
Below investment grade	63	130
Not externally rated, including exchange traded futures and options*	328	222
Total	$2,292	$3,053
Counterparty breakdown by industry:		
Non U.S. banks	$ 927	$1,151
U.S. industrials	369	503
Governmental	37	71
Non-U.S. financial service companies	105	187
Non-U.S. industrials	144	190
U.S. banks	157	353
U.S. financial service companies	225	376
Exchanges*	328	222
Total	$2,292	$3,053

*Exchange traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

Fair Value Source

The fair value sources of the net replacement values of AIGFP's derivatives portfolio were based on valuation models. Although these models are proprietary, the inputs were obtained from independently published exchange prices, external subscription services' prices such as Bloomberg or Reuters or third party broker quotes for use in these models. In the minimal instances when such prices are not available, AIGFP uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions.

At December 31, 2002 and December 31, 2001, the fair value source of the net replacement value of AIGTG's derivatives portfolio was as follows:

(in millions)

	Maturity of Fair Value of Contracts					
Source of Fair Value	One Year	Two through Five Years	Six through Ten Years	After Ten Years	Total 2002	Total 2001
Prices actively quoted	$1,698	$ —	$ —	$—	$1,698	$2,412
Prices provided by other external sources	—	357	—	—	357	530
Prices based on models and other valuation methods	—	122	109	6	237	111
Total	$1,698	$479	$109	$ 6	$2,292	$3,053

Notional Amounts

The notional amounts used to express the extent of AIGFP's and AIGTG's involvement in swap transactions represent a standard of measurement of the volume of AIGFP's and AIGTG's swaps business. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The timing and the amount of cash flows relating to AIGFP's and AIGTG's foreign exchange forwards and exchange traded futures and options contracts are determined by each of the respective contractual agreements.

The following table presents the contractual and notional amounts by maturity and type of derivative of AIGFP's derivatives portfolio at December 31, 2002 and December 31, 2001.

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2002	Total 2001
AIGFP interest rate, currency and equity swaps and swaptions:						
Notional amount:*						
Interest rate swaps	$147,331	$289,463	$128,118	$15,082	$579,994	$436,669
Currency swaps	47,120	80,486	42,945	6,436	176,987	139,174
Swaptions and equity swaps	20,672	26,169	9,111	4,484	60,436	58,491
Total	$215,123	$396,118	$180,174	$26,002	$817,417	$634,334
Exchange traded futures contracts contractual amount	$ 10,524	$ —	$ —	$ —	$ 10,524	$ 10,036
Over the counter forward contracts contractual amount	$ 43,220	$ 220	$ 187	$ —	$ 43,627	$ 58,003

*Notional amount is not representative of either market risk or credit risk.

AIGFP enters into credit derivative transactions in the ordinary course of its business. The overwhelming majority of AIGFP's credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. AIGFP provides such credit protection only on a "second loss" basis, under which AIGFP's payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of "first losses." The threshold amount of credit losses that must be realized before AIGFP has any payment obligation is negotiated by AIGFP for each transaction to provide that the likelihood of any payment obligation by AIGFP under each transaction is remote, even in severe recessionary market scenarios.

In many cases, the credit risk associated with a designated portfolio is tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. Typically, there will be an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers that are rated, generally a BBB rated layer, an A rated layer, an AA rated layer and an AAA rated layer. In transactions that are rated, the risk layer or tranche that is immediately junior to the threshold level above which AIGFP's payment obligation would arise is rated AAA by the rating agencies. For that reason, the risk layer assumed by AIGFP with respect to the designated portfolio in these transactions is often called the "super senior" risk layer, defined as the layer of credit risk senior to a risk layer that has been rated AAA by the credit rating agencies or if the transaction is not rated, equivalent thereto. For example, in a transaction with an equity layer covering credit losses from 0 to 2 percent of the total portfolio, a BBB rated layer covering credit losses from 2 to 4 percent, an A rated layer from 4 to 6 percent, an AA rated layer from 6 to 8 percent and an AAA rated layer from 8 to 11 percent, AIGFP would cover credit losses arising in respect of the portfolio that exceed an 11 percent first loss threshold amount, and thereby bear risk that is senior to the 8 to 11 percent AAA rated risk layer.

AIGFP continually monitors the underlying portfolios to determine whether the credit loss experience for any particular portfolio has caused the likelihood of AIGFP having a payment obligation under the transaction to be greater than super senior risk. AIGFP maintains the ability opportunistically to hedge specific securities in a portfolio thereby further limiting its exposure to loss and has hedged outstanding transactions in this manner on occasion. AIGFP has never had a payment obligation under these credit derivatives transactions. Furthermore, based on portfolio credit losses experienced to date under all outstanding transactions, no transaction has experienced credit losses in an amount that has made the likelihood of AIGFP having to make a payment, in AIGFP's view, to be greater than remote, even in severe recessionary market scenarios. At December 31, 2002 the notional amount with respect to AIGFP's credit derivative portfolio was $125.7 billion.

The following table provides the contractual and notional amounts by maturity and type of derivative of AIGTG's derivatives portfolio at December 31, 2002 and December 31, 2001.

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2002	Total 2001
Contractual amount of futures, forwards and options:						
Exchange traded futures and options	$ 11,834	$ 1,451	$ 50	$ —	$ 13,335	$ 14,977
Over the counter forwards	$168,572	$13,562	$ 1,977	$ 36	$184,147	$184,102
Over the counter purchased options	$ 72,800	$17,657	$25,053	$252	$115,762	$138,655
Over the counter sold options [(a)]	$ 69,247	$16,771	$25,255	$401	$111,674	$137,661
Notional amount [(b)]						
Interest rate swaps and forward rate agreements	$ 16,440	$33,866	$ 4,613	$140	$ 55,059	$ 59,683
Currency swaps	2,351	5,866	327	—	8,544	11,092
Swaptions	3,608	5,789	1,118	—	10,515	7,280
Total	$ 22,399	$45,521	$ 6,058	$140	$ 74,118	$ 78,055

(a) Sold options obligate AIGTG to buy or sell the underlying item if the option purchaser chooses to exercise. The amounts do not represent credit exposure.
(b) Notional amount is not representative of either market risk or credit risk.

In addition to its role as derivatives dealer through AIGFP and AIGTG, AIG and its subsidiaries, including its insurance subsidiaries, use derivatives primarily to minimize AIG's asset-liability exposure and foreign currency and interest rate exposures. These transactions are generally executed with AIGFP and AIGTG as counterparty, who in turn hedge these transactions in the market place. Thus, AIGFP and AIGTG assume the credit risk exposure.

AIG also uses derivatives to help match assets and liabilities in several of its businesses, including its insurance operations. For example, AIG can use currency and interest rate swaps to convert foreign-currency investment contract liabilities into U.S. dollar-based exposures. Thus, these liabilities are more properly matched with U.S. dollar assets. In life insurance, AIG uses swaps to reduce the mismatch between long dated life insurance liabilities and shorter dated local currency assets. Swaps also enable AIG to balance its asset and liability durations in consumer finance operations.

AIG's Derivatives Review Committee provides an independent review of any proposed derivative transaction. The committee examines, among other things, the nature and purpose of the derivative transaction, its potential credit exposure, if any, and the estimated benefits. This committee does not review those derivative transactions entered into by AIGFP and AIGTG for their own accounts.

Generally, AIG conducts its businesses in the currencies of the local operating environment. Thus, exchange gains or losses occur when AIG's foreign currency net investment is affected by changes in the foreign exchange rates relative to the U.S. dollar from one reporting period to the next.

Legal risk arises from the uncertainty of the enforceability, through legal or judicial processes, of the obligations of AIG's clients and counterparties, including contractual provisions intended to reduce credit exposure by providing for the netting of mutual obligations. (See also the discussion on master netting agreements above.)

Accounting Standards

In June 2001, FASB issued Statement of Financial Accounting Standard No. 141 "Business Combinations" (FAS 141). FAS 141 requires AIG to apply the purchase method of accounting for all acquisitions initiated after June 30, 2001.

In June 2001, FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142). As of January 1, 2002, AIG adopted FAS 142. FAS 142 requires AIG to discontinue the amortization of goodwill in its consolidated income statement. Amortization expense recorded in AIG's consolidated statement of income amounted to $163 million and $98 million pre-tax for 2001 and 2000, respectively.

FAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in FAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. FAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of a change in accounting principles. During the second quarter, AIG completed its transitional impairment test for 2002, resulting in no impairment.

Changes in the carrying amount of goodwill are primarily caused as a result of foreign currency translation adjustments.

In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN45). FIN45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established, and recognized through earnings. FIN45 also requires additional disclosures in financial statements starting with AIG's 2002 year-end financial statements.

AIG believes that the impact of FIN45 on its results of operations and financial condition will not be significant.

AIG guarantees the indebtedness of third parties principally in connection with AIG SunAmerica's investments in affordable housing properties. The guarantees are issued primarily to facilitate financing for the construction of the underlying properties, and range in duration of up to 10 years. The loans are secured by the underlying real estate. Since the inception of this investment program over 10 years ago, payments under these guarantees have been insignificant. This is due to the fact that the loans are first backed by the creditworthiness of the third party general partner, and secondly, are secured by the underlying properties. The maximum exposure under these guarantees as of December 31, 2002 is approximately $4.2 billion.

In addition, AIG's real estate investment operations will occasionally extend guarantees to real estate partnerships in which they are an investor. The guarantees facilitate financing for the construction, and/or purchase of land. There have been no payments to date under these guarantees. This is due to the fact that the loans are first backed by the creditworthiness of the third party general partner, and secondly, are secured by the underlying properties. The maximum exposure under these guarantees as of December 31, 2002 is approximately $130 million.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN46). FIN46 changes the method of determining whether certain entities should be consolidated in AIG's consolidated financial statements. An entity is subject to FIN46 and is called a variable interest entity (VIE) if it has (*i*) equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or (*ii*) equity investors that cannot make significant decisions about the entity's operations, or that do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

The provisions of FIN46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which AIG obtains an interest after that date. For VIEs in which AIG holds a variable interest that it acquired before February 1, 2003, FIN46 applies to the fiscal quarter ended September 30, 2003. For any VIE that must be consolidated under FIN46 that was created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

AIG is currently evaluating the impact of applying FIN46 to existing VIEs in which it has a variable interest, and believes that the impact on its results of operations and financial condition will not be significant. (See also the discussions under Note 20 of Notes to Financial Statements and "Special Purpose Vehicles" included herein.)

ELEVEN YEAR SUMMARY OF CONSOLIDATED OPERATIONS

(in millions)

Years Ended December 31,	2002	2001[a]	2000[a]	1999[a]
General insurance operations				
Gross premiums written	$37,537	$29,640	$25,050	$22,569
Net premiums written	27,414	20,101	17,526	16,224
Net premiums earned	24,269	19,365	17,407	15,544
Adjusted underwriting profit (loss)	(1,235)	88	785	669
Net investment income	2,760	2,893	2,701	2,517
Realized capital gains (losses)	(858)	(130)	38	295
General insurance operating income	667	2,851	3,524	3,481
Life insurance operations				
Premium income	20,320	19,063	17,163	15,476
Net investment income	12,274	11,084	9,962	8,932
Realized capital gains (losses)	(1,053)	(254)	(162)	(148)
Life insurance operating income	4,929	4,675	4,058	3,610
Financial services operating income	2,189	1,991	1,666	1,417
Retirement savings & asset management operating income	1,016	1,088	1,108	873
Equity in income of minority-owned insurance operations	—	—	—	—
Other realized capital gains (losses)	(530)	(452)	(190)	(44)
Other income (deductions) – net	(129)	3	172	62
Acquisition, restructuring and related charges	—	(2,017)	(315)	—
Income before income taxes, minority interest and cumulative effect of accounting changes	8,142	8,139	10,023	9,399
Income taxes	2,328	2,339	2,971	2,833
Income before minority interest and cumulative effect of accounting changes	5,814	5,800	7,052	6,566
Minority interest	(295)	(301)	(413)	(380)
Cumulative effect of accounting changes [b]	—	(136)	—	—
Net income [c]	$ 5,519	$ 5,363	$ 6,639	$ 6,186

[a] Certain accounts have been reclassified to conform to the 2002 presentation. The data presented for all years prior to 2001 has been restated to include the operations of American General Corporation (AGC), which was acquired on August 29, 2001, and the data presented for all years prior to 1999 has been restated to include the operations of AIG SunAmerica, which was merged into AIG on January 1, 1999.

Net Income
(millions of dollars)



9,100
7,800
6,500
5,200
3,900
2,600
1,300
†
††
92
93
94
95
96
97
98
99
00
01
02

† 2001 excludes realized capital losses, cumulative effect of accounting change, acquisition, restructuring and related charges, and WTC losses.

†† 2002 excludes realized capital losses and reserve charge.

Earnings per Common Share – Diluted
(dollars)



3.50
3.00
2.50
2.00
1.50
1.00
0.50
†
††
92
93
94
95
96
97
98
99
00
01
02

† 2001 excludes realized capital losses, cumulative effect of accounting change, acquisition, restructuring and related charges, and WTC losses.

†† 2002 excludes realized capital losses and reserve charge.

1998[a]	1997[a]	1996[a]	1995[a]	1994[a]	1993[a]	1992[a]	Annual Compound Growth Rate 1992-2002
$20,684	$18,742	$18,319	$17,895	$16,392	$14,901	$13,616	10.7%
14,586	13,408	12,692	11,893	10,866	10,026	9,139	11.6
14,098	12,421	11,855	11,406	10,287	9,567	9,209	10.2
531	490	450	417	201	69	(145)	—
2,192	1,854	1,691	1,547	1,436	1,342	1,255	8.2
205	128	65	68	51	61	67	—
2,928	2,472	2,206	2,032	1,688	1,472	1,177	(5.5)
13,719	13,167	12,067	10,837	8,943	7,998	7,068	11.1
8,065	6,460	5,821	4,931	3,759	3,051	2,787	11.5
(74)	(9)	4	1	66	55	43	—
3,249	2,768	2,496	2,077	1,737	1,591	1,348	12.4
1,172	906	710	548	787	720	594	13.9
673	512	442	340	348	240	188	18.4
40	114	99	82	56	39	28	—
(1)	11	50	(12)	(224)	9	5	—
(478)	(400)	(455)	(274)	(221)	(506)	(201)	—
—	—	—	—	—	—	—	
7,583	6,383	5,548	4,793	4,171	3,565	3,139	10.0
2,190	1,927	1,600	1,371	1,191	1,146	824	—
5,393	4,456	3,948	3,422	2,980	2,419	2,315	9.6
(347)	(203)	(124)	(67)	(30)	(27)	(11)	—
—	—	—	—	(34)	(148)	32	—
$ 5,046	$ 4,253	$ 3,824	$ 3,355	$ 2,916	$ 2,244	$ 2,336	9.0%

(b) Represents a net benefit (expense) for the cumulative effect of adoption of accounting pronouncements related to FASB 133 "Accounting for Derivative Instruments and Hedging Activities" and EITF 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" by AIG in 2001, postretirement benefits (FASB 106) and income taxes (FASB 109) by AIG SunAmerica in 1994, by minority-owned insurance operations and AGC in 1993 and by AIG in 1992.

(c) 2002 net income includes the loss reserve charge net of taxes. 2001 net income includes WTC losses and acquisition and related charges net of taxes. Excluding these charges, the annual compound growth rate would be 12.1 percent.

General Insurance Net Premiums Written
(index factor)


3.10
2.80
2.50
2.20
1.90
1.60
1.30
92 93 94 95 96 97 98 99 00 01 02*
AIG
Industry
*Industry Estimated
Industry Source: Fox-Pitt, Kelton Inc.

Net Investment Income
(millions of dollars)


15,400
13,200
11,000
8,800
6,600
4,400
2,200
92 93 94 95 96 97 98 99 00 01 02
General Insurance
Life Insurance

ELEVEN YEAR SUMMARY OF SELECTED FINANCIAL INFORMATION

(in millions, except per share amounts and ratios)

Years Ended /As of December 31,	2002	2001[a]	2000[a]	1999[a]
Balance Sheet Data:				
Total invested assets [b]	$432,362	$364,952	$305,417	$270,028
Total assets [c]	561,229	493,061	426,671	383,685
Total reserves [d]	103,435	91,263	77,660	72,640
Total general insurance reserves	30,350	25,896	24,952	24,600
Total long-term debt [e]	49,416	46,395	38,069	34,583
Total liabilities	499,973	438,709	375,818	341,140
Total capital funds (shareholders' equity)	59,103	52,150	47,439	39,641
Income Statement Data:				
Revenues [f]	$ 67,482	$ 61,766	$ 56,338	$ 50,734
Loss Ratio	85.76	79.55	75.28	75.51
Expense Ratio	20.19	21.16	21.45	20.84
Combined ratio [g]	105.95	100.71	96.73	96.35
Return on equity [h]	13.35%	11.90%	15.32%	15.79%
Per Common Share Data:				
Net income [i] [j]				
Basic	$ 2.11	$ 2.05	$ 2.55	$ 2.37
Diluted	2.10	2.02	2.52	2.34
Cash dividend [j] [k]	.18	.16	.14	.13
Book value [j]	22.65	19.94	18.09	15.25
Market price [j]	57.85	79.40	98.56	72.08
Pro forma market price [l]	239.11	328.19	407.39	297.94
Market capitalization at December 31, [m]	$150,965	$207,665	$258,446	$188,204
Average shares outstanding [i]				
Basic	2,612	2,621	2,607	2,611
Diluted	2,634	2,650	2,638	2,650

[a] Certain accounts have been reclassified to conform to the 2002 presentation. The data presented for all years prior to 2001 has been restated to include the operations of American General Corporation (AGC), which was acquired on August 29, 2001, and the data presented for all years prior to 1999 has been restated to include the operations of AIG SunAmerica, which was merged into AIG on January 1, 1999.
[b] Including flight equipment under operating leases, real estate, net of accumulated depreciation, and investment income due and accrued.
[c] Assets with respect to December 31, 1992 and subsequent years conform to the requirements of FASB 113.
[d] Including net general insurance reserves for losses and loss expenses, life future policy benefits and policy and contract claims.
[e] Including commercial paper and excluding that portion of long-term debt maturing in less than one year.
[f] Represents the sum of general insurance net premiums earned, life premium income, net investment income, financial services commissions, transaction and other fees, retirement savings & asset management commissions and other fees, equity in income of minority-owned insurance operations and realized capital gains (losses). Commencing in 1997, agency operations were presented as a component of general insurance and for years prior to 1997 agency results have been reclassified to conform to this presentation.

General Insurance Reserves for Losses and Loss Expenses
(index factor)



1.90
1.75
1.60
1.45
1.30
1.15
92
93
94
95
96
97
98
99
00
01
02*
AIG
Industry
*Industry Estimated

Industry Source: Fox-Pitt, Kelton Inc.

Total Assets and Invested Assets
(billions of dollars)



595
510
425
340
255
170
85
92
93
94
95
96
97
98
99
00
01
02
Total
Invested

1998[(a)]	1997[(a)]	1996[(a)]	1995[(a)]	1994[(a)]	1993[(a)]	1992[(a)]	Annual Compound Growth Rate 1992-2002
$251,792	$209,873	$183,990	$165,687	$133,155	$123,292	$112,467	14.4%
338,783	280,234	246,464	220,064	182,302	167,285	151,963	14.0
70,069	58,556	56,707	51,882	43,419	39,359	35,038	11.4
24,619	21,171	20,407	19,693	18,419	17,557	16,757	6.1
33,655	26,953	26,458	24,134	21,556	18,466	17,347	11.0
297,166	243,445	214,050	190,733	160,338	144,477	132,721	14.2
38,909	34,168	30,549	28,149	21,717	22,608	19,142	11.9%
$ 45,612	$ 41,103	$ 38,039	$ 34,846	$ 29,455	$ 27,093	$ 25,076	10.4%
75.59	75.33	75.89	75.93	77.82	79.19	81.48	
20.77	20.87	20.58	20.65	20.44	20.30	20.34	
96.36	96.20	96.47	96.58	98.26	99.49	101.82	
14.69%	13.90%	13.88%	13.76%	13.75%	11.00%	12.81%	
$ 1.96	$ 1.66	$ 1.49	$ 1.31	$ 1.14	$ .87	$ .92	8.7%
1.92	1.64	1.47	1.29	1.12	.86	.90	8.8
.11	.10	.09	.08	.07	.06	.05	13.7
15.08	13.27	11.87	10.96	8.39	8.64	7.31	12.0
51.53	38.67	25.66	21.93	15.49	13.87	12.22	16.8
213.00	159.82	106.06	90.63	64.01	57.32	50.51	16.8
$132,632	$ 99,073	$ 65,354	$ 55,748	$ 39,304	$ 35,233	$ 30,960	17.2%
2,568	2,542	2,544	2,536	2,528	2,536	2,532	
2,634	2,601	2,606	2,592	2,594	2,600	2,588	

[g] Excluding the loss reserve charge, the 2002 combined ratio was 94.41. Excluding WTC losses, the 2001 combined ratio was 96.74.

[h] Return on equity (ROE) is net income, before realized capital gains (losses), expressed as a percentage of average shareholders' equity, exclusive of unrealized appreciation (depreciation) of investments, net of taxes. Excluding the loss reserve charge, 2002 ROE was 16.45%. Excluding WTC losses and AGC charges, 2001 ROE was 15.46%.

[i] See Note 1(x) of Notes to Financial Statements. Average shares outstanding have been retroactively adjusted to reflect all stock dividends and stock splits. Per share amounts for all periods presented reflect the adoption of the Statement of Financial Accounting Standards No. 128 "Earnings Per Share."

[j] As at December 31, retroactively adjusted to reflect all stock dividends and splits.

[k] Cash dividends have not been restated to reflect dividends paid by AIG SunAmerica and AGC.

[l] Reflects the price appreciation, as at December 31, of one share of common stock purchased on December 31, 1992, assuming that no stock dividends or stock splits occurred after such date.

[m] Market capitalization has been restated for all years prior to 2001 to reflect the shares issued in connection with the acquisition of AGC, and for all years prior to 1999 to reflect the shares issued in connection with the acquisition of AIG SunAmerica.

Capital Funds (Shareholders' Equity)

(billions of dollars)


59.50
51.00
42.50
34.00
25.50
17.00
8.50
92
93
94
95
96
97
98
99
00
01
02

Book Value per Common Share

(dollars)


24.50
21.00
17.50
14.00
10.50
7.00
3.50
92
93
94
95
96
97
98
99
00
01
02

SUPPLEMENTAL FINANCIAL INFORMATION

(dollars in millions)

Years Ended December 31,

General Insurance Operating Results	Consolidated[a] 2002	Consolidated[a] 2001
Gross premiums written	$37,537	$29,640
Net premiums written	27,414	20,101
Net premiums earned	24,269	19,365
Statutory underwriting profit (loss) [b]	(2,079)	(295)
Adjusted underwriting profit (loss) [b]	(1,235)	88
Net investment income	2,760	2,893
Realized capital gains (losses)	(858)	(130)
Operating income (loss) [b]	$ 667	$ 2,851

[a] Consolidated column may not equal the sum of individual group totals due to consolidating adjustments.
[b] 2002 includes the loss reserve charge of $2.8 billion. 2001 includes WTC losses of $769 million.

General Insurance by Major Segment	2002 Net Premiums Written	2002 Percent of Total	2001 Net Premiums Written	2001 Percent of Total
Domestic Brokerage Group	$15,214	55.5%	$10,197	50.7%
Foreign General	6,010	21.9	5,050	25.1
Personal Lines	3,182	11.6	2,454	12.2
Transatlantic	2,500	9.1	1,906	9.5
Mortgage Guaranty	508	1.9	494	2.5
Total	$27,414	100.0%	$20,101	100.0%

2002 General Insurance Net Premiums Written by Major Segment


Domestic Brokerage Group 55.5%
Foreign General 21.9%
Personal Lines 11.6%
Transatlantic 9.1%
Mortgage Guaranty 1.9%

2002 General Insurance and Life Insurance Revenues*


Foreign Life 33.0%
Domestic Brokerage Group 24.6%
Domestic Life 21.7%
Foreign General 10.1%
Personal Lines 5.1%
Transatlantic 4.4%
Mortgage Guaranty 1.1%

*Represents the sum of general insurance net premiums earned, life premium income, and net investment income.

Domestic Brokerage Group 2002	Domestic Brokerage Group 2001	Personal Lines 2002	Personal Lines 2001	Mortgage Guaranty 2002	Mortgage Guaranty 2001	Transatlantic 2002	Transatlantic 2001	Foreign General 2002	Foreign General 2001
$21,689	$17,209	$3,276	$2,554	$637	$598	$2,927	$2,298	$10,566	$8,199
15,214	10,197	3,182	2,454	508	494	2,500	1,906	6,010	5,050
13,053	9,776	2,913	2,478	502	489	2,369	1,790	5,432	4,832
(2,548)	(496)	(91)	(116)	280	307	(89)	(298)	369	308
(2,049)	(338)	29	(92)	278	311	(58)	(274)	565	481
1,609	1,827	122	114	139	106	252	240	615	583
(487)	(60)	(23)	(16)	15	40	(6)	(1)	(341)	(93)
$ (927)	$ 1,429	$ 128	$ 6	$432	$457	$ 188	$ (35)	$ 839	$ 971

Life Insurance Operating Results	Premium Income, Deposits and Other Considerations[(a)(b)] 2002	Premium Income, Deposits and Other Considerations[(a)(b)] 2001[(c)]	Operating Income 2002	Operating Income 2001[(c)]
Life Insurance [(d)(e)]	$ 2,411	$ 2,724	$ 777	$ 555
Individual Fixed Annuities	10,328	7,605	729	679
Guaranteed Investment Contracts	9,078	8,242	581	445
Home Service	861	878	382	374
Group Life/Health	976	930	101	87
Pension and Investment Products	1,782	3,020	118	144
Accident & Health [(f)]	—	157	—	4
Total Domestic [(e)]	25,436	23,556	2,688	2,288
Life Insurance	13,440	12,066	2,411	1,914
Personal Accident	2,497	2,173	681	572
Group Products	1,579	1,660	175	127
Guaranteed Investment Contracts	5,710	4,162	39	38
Intercompany Adjustments	—	—	(12)	(10)
Total Foreign	23,226	20,061	3,294	2,641
Realized capital losses	—	—	(1,053)	(254)
Total [(e)]	$48,662	$43,617	$ 4,929	$4,675

(a) Represents a non-GAAP measurement used by AIG to help manage its life insurance operation, and may not be comparable to similarly captioned measurements used by other life insurance companies.
(b) Premium income, deposits and other considerations represent aggregate business activity during the respective periods.
(c) Restated to conform to the 2002 presentation.
(d) The decline in life premiums is due primarily to lower private placement and corporate life market sales.
(e) 2001 operating income included WTC losses of $131 million.
(f) Beginning 2001, certain Accident & Health operations are part of Domestic Brokerage Group.

(in millions)

December 31,	2002	2001
Assets:		
Investments, financial services assets and cash:		
Fixed maturities:		
Bonds available for sale, at market value (amortized cost: 2002–$232,121; 2001–$196,111)	$242,385	$199,774
Bond trading securities, at market value (cost: 2002–$963; 2001–$844)	981	842
Equity securities:		
Common stocks (cost: 2002–$6,152; 2001–$6,963)	5,482	6,188
Non-redeemable preferred stocks (cost: 2002–$1,678; 2001–$1,840)	1,584	1,749
Mortgage loans on real estate, net of allowance (2002–$110; 2001–$114)	11,541	10,774
Policy loans	6,046	5,786
Collateral and guaranteed loans, net of allowance (2002–$54; 2001–$23)	2,341	2,407
Financial services assets:		
Flight equipment primarily under operating leases, net of accumulated depreciation (2002–$4,426; 2001–$3,492)	26,867	22,710
Securities available for sale, at market value (cost: 2002–$16,715; 2001–$17,793)	16,687	17,801
Trading securities, at market value	4,146	5,733
Spot commodities, at market value	489	352
Unrealized gain on interest rate and currency swaps, options and forward transactions	15,376	11,493
Trading assets	4,786	6,234
Securities purchased under agreements to resell, at contract value	25,661	21,681
Finance receivables, net of allowance (2002–$477; 2001–$532)	15,857	13,955
Securities lending collateral	23,694	10,574
Other invested assets	12,680	12,704
Short-term investments, at cost (approximates market value)	6,993	7,168
Cash	1,165	698
Total investments, financial services assets and cash	424,761	358,623
Investment income due and accrued	4,297	3,681
Premiums and insurance balances receivable, net of allowance (2002–$150; 2001–$127)	13,088	12,412
Reinsurance assets, net of allowances	29,882	27,199
Deferred policy acquisition costs	22,256	19,357
Investments in partially-owned companies	1,575	902
Real estate and other fixed assets, net of accumulated depreciation (2002–$3,727; 2001–$3,532)	5,382	4,833
Separate and variable accounts	46,248	51,954
Goodwill	6,079	6,102
Other assets	7,661	7,998
Total assets	$561,229	$493,061

See Accompanying Notes to Financial Statements.

(in millions, except share amounts)

December 31,	2002	2001
Liabilities:		
Reserve for losses and loss expenses	$ 51,539	$ 44,792
Reserve for unearned premiums	16,336	13,148
Future policy benefits for life and accident and health insurance contracts	72,547	64,998
Policyholders' contract deposits	142,160	119,402
Other policyholders' funds	7,582	7,611
Reserve for commissions, expenses and taxes	3,429	3,381
Insurance balances payable	3,273	3,207
Funds held by companies under reinsurance treaties	3,425	2,685
Income taxes payable:		
Current	793	405
Deferred	4,289	2,881
Financial services liabilities:		
Borrowings under obligations of guaranteed investment agreements	14,850	16,392
Securities sold under agreements to repurchase, at contract value	9,162	11,818
Trading liabilities	3,825	4,372
Securities and spot commodities sold but not yet purchased, at market value	11,765	8,331
Unrealized loss on interest rate and currency swaps, options and forward transactions	11,265	8,813
Trust deposits and deposits due to banks and other depositors	2,987	2,290
Commercial paper	7,467	8,523
Notes, bonds, loans and mortgages payable	43,233	33,676
Commercial paper	1,645	3,369
Notes, bonds, loans and mortgages payable	4,690	3,771
Separate and variable accounts	46,248	51,954
Minority interest	1,580	1,509
Securities lending payable	23,694	10,574
Other liabilities	12,189	10,807
Total liabilities	499,973	438,709
Preferred shareholders' equity in subsidiary companies	2,153	2,202
Capital funds:		
Common stock, $2.50 par value; 5,000,000,000 shares authorized; shares issued 2002–2,751,327,476; 2001–2,750,237,554	6,878	6,876
Additional paid-in capital	607	669
Retained earnings	52,270	47,218
Accumulated other comprehensive income (loss)	691	(1,725)
Treasury stock, at cost; 2002–141,726,645; 2001–134,805,555 shares of common stock (including 119,244,379 and 133,200,400 shares, respectively, held by subsidiaries)	(1,343)	(888)
Total capital funds	59,103	52,150
Total liabilities, preferred shareholders' equity in subsidiary companies and capital funds	$561,229	$493,061

See Accompanying Notes to Financial Statements.

(in millions, except per share amounts)

Years Ended December 31,	2002	2001	2000
Revenues:			
Premiums and other considerations	$44,589	$38,428	$34,570
Net investment income	15,034	13,977	12,663
Realized capital gains (losses)	(2,441)	(836)	(314)
Other revenues	10,300	10,197	9,419
Total revenues	67,482	61,766	56,338
Benefits and expenses:			
Incurred policy losses and benefits	41,927	35,054	30,864
Insurance acquisition and other operating expenses	17,413	16,556	15,136
Acquisition, restructuring and related charges	—	2,017	315
Total benefits and expenses	59,340	53,627	46,315
Income before income taxes, minority interest and cumulative effect of accounting changes	8,142	8,139	10,023
Income taxes:			
Current	1,972	1,919	1,697
Deferred	356	420	1,274
	2,328	2,339	2,971
Income before minority interest and cumulative effect of accounting changes	5,814	5,800	7,052
Minority interest	(295)	(301)	(413)
Income before cumulative effect of accounting changes	5,519	5,499	6,639
Cumulative effect of accounting changes, net of tax	—	(136)	—
Net income	$ 5,519	$ 5,363	$ 6,639
Earnings per common share:			
Basic			
Income before cumulative effect of accounting changes	$ 2.11	$ 2.10	$ 2.55
Cumulative effect of accounting changes	—	(0.05)	—
Net income	2.11	2.05	2.55
Diluted			
Income before cumulative effect of accounting changes	$ 2.10	$ 2.07	$ 2.52
Cumulative effect of accounting changes	—	(0.05)	—
Net income	2.10	2.02	2.52
Average shares outstanding:			
Basic	2,612	2,621	2,607
Diluted	2,634	2,650	2,638

See Accompanying Notes to Financial Statements.

(in millions, except per share amounts)

Years Ended December 31,	2002	2001	2000
Common stock:			
Balance at beginning of year	$ 6,876	$ 6,914	$ 4,870
Issuance of common stock	—	—	7
Adjustment in connection with AGC acquisition	—	(43)	—
Stock split effected as dividend	—	—	2,037
Issued under stock option and stock purchase plans	2	5	—
Balance at end of year	6,878	6,876	6,914
Additional paid-in capital:			
Balance at beginning of year	669	2,830	2,324
Issuance of common stock	—	—	(7)
Excess of cost over proceeds of common stock issued under stock option and stock purchase plans	(94)	2	(161)
Excess of proceeds over cost of common stock issued in connection with acquisitions	—	—	616
Conversion of preferred stock and preferred securities	—	—	(83)
Adjustment in connection with AGC acquisition	5	(2,135)	—
Other	27	(28)	141
Balance at end of year	607	669	2,830
Retained earnings:			
Balance at beginning of year	47,218	42,598	38,772
Net income	5,519	5,363	6,639
Stock dividends to shareholders	—	—	(2,037)
Cash dividends to shareholders:			
Preferred	—	—	(1)
Common ($.18, $.16 and $.14 per share, respectively)	(467)	(743)	(775)
Balance at end of year	52,270	47,218	42,598
Accumulated other comprehensive income:			
Balance at beginning of year	(1,725)	(2,440)	(3,381)
Unrealized appreciation of investments–net of reclassification adjustments	4,727	1,513	1,467
Deferred income tax expense on changes	(1,579)	(500)	(316)
Foreign currency translation adjustments	(419)	(455)	(273)
Applicable income tax benefit on changes	38	111	63
Net derivative losses arising from cash flow hedging activities	(479)	(541)	—
Deferred income tax benefit on changes	186	98	—
Cumulative effect of accounting change, net of tax	—	489	—
Retirement plan liabilities adjustment, net of tax	(58)	—	—
Other comprehensive income	2,416	715	941
Balance at end of year	691	(1,725)	(2,440)
Treasury stock, at cost:			
Balance at beginning of year	(888)	(2,463)	(2,944)
Cost of shares acquired during year	(734)	(1,042)	(1,407)
Issued under stock option and stock purchase plans	260	271	343
Issued for conversion of preferred stock and preferred securities	—	—	418
Issued in connection with acquisitions	—	—	1,127
Adjustment in connection with AGC acquisition	—	2,311	—
Other	19	35	—
Balance at end of year	(1,343)	(888)	(2,463)
Total capital funds at end of year	$59,103	$52,150	$47,439

See Accompanying Notes to Financial Statements.

(in millions)

Years Ended December 31,	2002	2001	2000
Summary:			
Net cash provided by operating activities	$ 18,688	$ 8,362	$ 9,081
Net cash used in investing activities	(46,598)	(31,298)	(20,828)
Net cash provided by financing activities	28,377	23,112	11,843
Change in cash	467	176	96
Cash at beginning of year	698	522	426
Cash at end of year	$ 1,165	$ 698	$ 522
Cash flows from operating activities:			
Net income	$ 5,519	$ 5,363	$ 6,639
Adjustments to reconcile net income to net cash provided by operating activities:			
Non-cash revenues, expenses, gains and losses included in income:			
Change in:			
General and life insurance reserves	16,725	7,405	7,928
Premiums and insurance balances receivable and payable–net	(744)	588	1,016
Reinsurance assets	(2,683)	(4,590)	(3,657)
Deferred policy acquisition costs	(3,850)	(1,104)	(1,465)
Investment income due and accrued	(616)	(124)	(346)
Funds held under reinsurance treaties	740	1,228	572
Other policyholders' funds	(29)	727	239
Current and deferred income taxes–net	745	648	1,408
Reserve for commissions, expenses and taxes	48	55	68
Other assets and liabilities–net	1,300	836	(1,068)
Trading assets and liabilities–net	901	831	(721)
Trading securities, at market value	1,587	1,614	(2,956)
Spot commodities, at market value	(137)	11	320
Net unrealized (gain) loss on interest rate and currency swaps, options and forward transactions	(1,431)	(1,026)	(2,347)
Securities purchased under agreements to resell	(3,980)	(6,690)	(4,094)
Securities sold under agreements to repurchase	(2,656)	510	5,192
Securities and spot commodities sold but not yet purchased, at market value	3,434	630	1,288
Realized capital gains (losses)	2,441	836	314
Equity in income of partially-owned companies and other invested assets	(229)	(479)	(327)
Amortization of premium and discount on securities	(195)	(285)	(269)
Depreciation expenses, principally flight equipment	1,653	1,437	1,243
Change in cumulative translation adjustments	(405)	(439)	(273)
Provision for finance receivable losses	402	395	307
Other–net	148	(15)	70
Total adjustments	13,169	2,999	2,442
Net cash provided by operating activities	$ 18,688	$ 8,362	$ 9,081

See Accompanying Notes to Financial Statements.

(continued)

(in millions) Years Ended December 31,	2002	2001	2000
Cash flows from investing activities:			
Cost of fixed maturities, at amortized cost matured or redeemed	$ —	$ —	$ 1,227
Cost of bonds, at market sold	99,777	94,825	37,700
Cost of bonds, at market matured or redeemed	13,666	14,403	7,359
Cost of equity securities sold	6,509	6,321	5,162
Realized capital gains (losses)	(2,441)	(836)	(314)
Purchases of fixed maturities	(149,537)	(132,961)	(58,001)
Purchases of equity securities	(5,955)	(6,619)	(6,085)
Acquisitions, net of cash acquired	—	(383)	(17)
Mortgage, policy and collateral loans granted	(2,867)	(2,037)	(2,341)
Repayments of mortgage, policy and collateral loans	2,011	1,392	2,106
Sales of securities available for sale	4,382	5,816	5,588
Maturities of securities available for sale	3,882	2,303	1,559
Purchases of securities available for sale	(7,134)	(11,264)	(8,890)
Sales of flight equipment	184	220	713
Purchases of flight equipment	(5,302)	(4,415)	(3,432)
Net additions to real estate and other fixed assets	(924)	(700)	(1,033)
Sales or distributions of other invested assets	12,182	4,298	4,397
Investments in other invested assets	(12,423)	(5,531)	(6,285)
Change in short-term investments	175	5,434	1,314
Investments in partially-owned companies	(479)	(541)	79
Finance receivable originations and purchases	(10,066)	(8,774)	(7,812)
Finance receivable principal payments received	7,762	7,751	6,346
Other–net	—	—	(168)
Net cash used in investing activities	$ (46,598)	$ (31,298)	$(20,828)
Cash flows from financing activities:			
Change in policyholders' contract deposits	$ 22,758	$ 13,943	$ 5,451
Change in trust deposits and deposits due to banks and other depositors	697	395	(280)
Change in commercial paper	(2,421)	(1,156)	2,222
Proceeds from notes, bonds, loans and mortgages payable	21,896	27,347	12,212
Repayments on notes, bonds, loans and mortgages payable	(11,950)	(17,597)	(10,770)
Proceeds from guaranteed investment agreements	7,167	10,410	9,957
Maturities of guaranteed investment agreements	(8,709)	(7,613)	(5,792)
Redemption of subsidiary company preferred stock	(50)	(1,248)	—
Proceeds from common stock issued	168	239	144
Proceeds from subsidiary company issuance of preferred stock	—	—	742
Cash dividends to shareholders	(467)	(743)	(776)
Acquisition of treasury stock	(734)	(1,042)	(1,402)
Other–net	22	177	135
Net cash provided by financing activities	$ 28,377	$ 23,112	$ 11,843
Supplementary information:			
Taxes paid	$ 1,203	$ 1,475	$ 1,345
Interest paid	$ 3,590	$ 3,950	$ 3,524

See Accompanying Notes to Financial Statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(in millions)

Years Ended December 31,	2002	2001	2000
Comprehensive income:			
Net income	$ 5,519	$5,363	$6,639
Other comprehensive income:			
Unrealized appreciation of investments–net of reclassification adjustments	4,727	1,513	1,467
Deferred income tax expense on above changes	(1,579)	(500)	(316)
Foreign currency translation adjustments [a]	(419)	(455)	(273)
Applicable income tax benefit on above changes	38	111	63
Net derivative losses arising from cash flow hedging activities	(479)	(541)	—
Deferred income tax benefit on above changes	186	98	—
Retirement plan liabilities adjustment, net of tax	(58)	—	—
Cumulative effect of accounting change, net of tax [b]	—	150	—
Cumulative effect of accounting change, net of tax [c]	—	339	—
Other comprehensive income	2,416	715	941
Comprehensive income	$ 7,935	$6,078	$7,580

[a] Includes insignificant derivative gains and losses arising from hedges of net investments in foreign operations.

[b] Consists of derivative gains and losses qualifying for cash flow hedging arising from the adoption of Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (collectively, FAS 133).

[c] Represents the unrealized appreciation arising from the transfer of the bonds held to maturity portfolio to the bonds available for sale portfolio in connection with the implementation of FAS 133.

See Accompanying Notes to Financial Statements.

1. Summary of Significant Accounting Policies

(a) Principles of Consolidation: On August 29, 2001 American General Corporation (AGC), was acquired by American International Group, Inc. (AIG). In connection with the acquisition, AIG issued approximately 290 million shares of its common stock in exchange for all the outstanding common stock of AGC based on an exchange ratio of 0.5790 of a share of AIG common stock for each share of AGC common stock. The acquisition was accounted for as a pooling of interests and the accompanying financial statements have been prepared to retroactively combine AGC's financial statements with AIG's financial statements for all periods presented.

All of the share information included herein reflects the application of the exchange ratio to the number of shares of AGC common stock outstanding at the relevant times rather than the number of shares of AIG common stock actually issued or outstanding at such times. In addition, AGC convertible preferred stock has been included based on its AGC common stock equivalent in the restated capital accounts.

The following is a reconciliation of the individual company results to the combined results for 2000:

(in millions)

	AIG	AGC	Total
Revenues	$45,245	$11,093	$56,338
Net income	5,636	1,003	6,639

AIG subsidiaries write property, casualty, marine, life and financial lines insurance in approximately 130 countries and jurisdictions. Certain of AIG's foreign subsidiaries included in the consolidated financial statements report on a fiscal year ending November 30. The consolidated financial statements include the accounts of AIG and its majority owned subsidiaries. All material intercompany accounts and transactions have been eliminated.

HSB Group, Inc. (HSB) was acquired on November 22, 2000 and consolidated into AIG's financial statements during the fourth quarter of 2000. This acquisition was accounted for as a purchase.

(b) Basis of Presentation: The accompanying financial statements have been prepared on the basis of generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Certain accounts have been reclassified in the 2001 and 2000 financial statements to conform to their 2002 presentation.

General Insurance Operations: AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance. Premiums are earned primarily on a pro rata basis over the term of the related coverage. The reserve for unearned premiums represents the portion of premiums written relating to the unexpired terms of coverage.

Acquisition costs represent those costs, including commissions, that vary with and are primarily related to the acquisition of new business. These costs are deferred and amortized over the period in which the related premiums written are earned. The deferred acquisition cost (DAC) asset is reviewed for recoverability based on the profitability of the underlying insurance contracts. Investment income is not anticipated in the deferral of acquisition costs.

Losses and loss expenses are charged to income as incurred. The reserve for losses and loss expenses represents the accumulation of estimates for reported losses and includes provisions for losses incurred but not reported. The methods of determining such estimates and establishing resulting reserves, including amounts relating to reserves for estimated unrecoverable reinsurance, are reviewed and updated. Adjustments resulting therefrom are reflected in income currently. AIG discounts certain of its loss reserves which are primarily related to certain workers' compensation claims. (See Note 6.)

Life Insurance Operations: AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. Financial and investment products consist of single premium annuity, guaranteed investment contracts, universal life and pensions.

Premiums for traditional life insurance products and life contingent annuities, excluding accident and health products, are recognized as revenues when due. Estimates for premiums due but not yet collected are accrued. Benefits and expenses are provided against such revenues to recognize profits over the estimated life of the policies. Revenues for universal life and investment-type products consist of policy charges for the cost of insurance, administration and surrenders during the period. Policy charges collected with respect to future services are deferred and recognized in a manner similar to the deferred policy acquisition costs related to such products. Expenses include interest credited to policy account balances and benefit payments made in excess of policy account balances. Accident and health products are accounted for in a manner similar to general insurance products described above. Investment income reflects certain amounts of realized capital gains where the gains are deemed to be an inherent element in pricing certain life products in some foreign countries.

1. Summary of Significant Accounting Policies *(continued)*

Policy acquisition costs for traditional life insurance products are generally deferred and amortized over the premium paying period of the policy. Policy acquisition costs and policy initiation costs related to universal life and investment-type products (non-traditional products) are deferred and amortized, with interest, in relation to the incidence of estimated gross profits to be realized over the estimated lives of the contracts. Estimated gross profits are composed of net interest income, net realized investment gains and losses, variable annuity fees, surrender charges and direct administrative expenses.

The resulting DAC asset is reviewed for recoverability based on the profitability (both current and projected future) of the underlying insurance contracts.

The deferred acquisition costs with respect to non-traditional products are adjusted with respect to estimated gross profits as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. That is, as debt and equity securities available for sale are carried at aggregate fair value, an adjustment is made to deferred policy acquisition costs equal to the change in amortization that would have been recorded if such securities had been sold at their stated aggregate fair value and the proceeds reinvested at current yields. The change in this adjustment, net of tax, is included with the change in net unrealized gains/losses on debt and equity securities available for sale that is credited or charged directly to comprehensive income. Deferred policy acquisition costs have been decreased by $1.23 billion at December 31, 2002 and decreased by $280 million at December 31, 2001 for this adjustment. (See Note 4.)

The liabilities for future policy benefits and policyholders' contract deposits are established using assumptions described in Note 6.

Financial Services Operations: AIG participates in the derivatives dealer market conducting, primarily as principal, an interest rate, currency, equity and credit derivative products business. AIG also enters into structured transactions, including long-dated forward foreign exchange contracts, option transactions, liquidity facilities and investment agreements, and invests in a diversified portfolio of securities.

AIG engages in market making and trading activities, as principal, in foreign exchange, interest rates and precious and base metals. AIG owns inventories in the commodities in which it trades and may reduce the exposure to market risk through the use of swaps, forwards, futures and option contracts.

AIG, as lessor, leases flight equipment principally under operating leases. Accordingly, income is recognized over the life of the lease as rentals become receivable under the provisions of the lease or, in the case of leases with varying payments, under the straight-line method over the noncancelable term of the lease. In certain cases, leases provide for additional payments contingent on usage. Rental income is recognized at the time such usage occurs less a provision for future contractual aircraft maintenance. AIG is also a remarketer of flight equipment for its own account and for airlines and financial institutions, and provides, for a fee, fleet management services to certain third-party operators. AIG's revenues from such operations consist of net gains on sales of flight equipment and commissions.

AIG provides a wide variety of consumer finance products, including mortgages, retail sales finance and credit related insurance.

Retirement Savings & Asset Management Operations: AIG's retirement savings & asset management operations offer a wide variety of investment vehicles and services, including variable annuities, mutual funds and investment asset management. Such products and services are offered to individuals and institutions both domestically and internationally. The fees generated with respect to retirement savings & asset management operations are recognized as revenues when earned. Costs incurred in the sale of variable annuities and mutual funds are deferred and subsequently amortized. With respect to variable annuities, acquisition costs are amortized in relation to the incidence of estimated gross profits to be realized over the estimated lives of the variable annuity contracts. With respect to the sale of mutual funds, acquisition costs are amortized over the estimated lives of the funds obtained.

(c) Non-Cash Transactions: During 2001 and 2000, AIG issued 291.6 million and 17.8 million common shares, respectively, in connection with acquisitions.

(d) Investments in Fixed Maturities and Equity Securities: Where AIG may not have the positive intent to hold bonds and preferred stocks until maturity, these securities are considered to be available for sale and carried at current market values. Interest income with respect to fixed maturity securities is accrued currently.

Fixed maturities held to maturity, at amortized cost, were transferred to bonds available for sale, at market value, as of January 1, 2001 as permitted and in accordance with the transition provisions of the Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (collectively, FAS 133). (See Notes 1(y) and 8 (d)).

Included in the bonds available for sale are collateralized mortgage obligations (CMOs). Premiums and discounts arising from the purchase of CMOs are treated as yield adjustments over their estimated lives.

1. Summary of Significant Accounting Policies *(continued)*

Bond trading securities are carried at current market values, as it is AIG's intention to sell these securities in the near term.

Common and non-redeemable preferred stocks are carried at current market values. Dividend income is generally recognized when receivable.

Unrealized gains and losses from investments in equity securities and fixed maturities available for sale are reflected as a separate component of comprehensive income, net of deferred income taxes in capital funds currently. Unrealized gains and losses from investments in trading securities are reflected in income currently.

Realized capital gains and losses are determined principally by specific identification. Where declines in values of securities below cost or amortized cost are considered to be other than temporary, a charge is reflected in income for the difference between cost or amortized cost and estimated net fair value.

In January 2001, the Emerging Issues Task Force (EITF) issued EITF 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets." EITF 99-20 provides guidance on the calculation of interest income and the recognition of impairments related to beneficial interests held in an investment portfolio. Beneficial interests are investments that represent rights to receive specified cash flows from a pool of underlying assets (e.g., collateralized debt obligations). In accordance with the transition provisions of EITF 99-20, AIG recorded in its consolidated income statement for 2001 a cumulative effect of an accounting change adjustment loss of $130 million ($200 million before tax).

(e) Mortgage Loans on Real Estate, Policy and Collateral Loans—net: Mortgage loans on real estate, policy loans and collateral loans are carried at unpaid principal balances. Interest income on such loans is accrued currently.

Impairment of mortgage loans on real estate and collateral loans is based upon certain risk factors and when collection of all amounts due under the contractual term is not probable. This impairment is generally measured based on the present value of expected future cash flows discounted at the loan's effective interest rate subject to the fair value of underlying collateral. Interest income on such loans is recognized as cash is received.

There is no allowance for policy loans, as these loans serve to reduce the death benefit paid when the death claim is made and the balances are effectively collateralized by the cash surrender value of the policy.

(f) Flight Equipment: Flight equipment is stated at cost. Major additions and modifications are capitalized. Normal maintenance and repairs, airframe and engine overhauls and compliance with return conditions of flight equipment on lease are provided by and paid for by the lessee. Under the provisions of most leases for certain airframe and engine overhauls, the lessee is reimbursed for costs incurred up to but not exceeding contingent rentals paid to AIG by the lessee. AIG provides a charge to income for such reimbursements based upon the expected reimbursements during the life of the lease. Depreciation and amortization are computed on the straight-line basis to a residual value of approximately 15 percent over the estimated useful lives of the related assets but not exceeding 25 years. AIG monitors the global aircraft market and the values of various types and models of aircraft within that market relative to the values of its own fleet. If events or circumstances were such that the carrying amount of AIG's aircraft might be impaired, AIG would determine if such impairment existed and recognize such impairment in accordance with Financial Accounting Standards Board (FASB) Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This caption also includes deposits for aircraft to be purchased.

At the time the assets are retired or disposed of, the cost and associated accumulated depreciation and amortization are removed from the related accounts and the difference, net of proceeds, is recorded as a gain or loss.

(g) Securities Available for Sale, at market value: These securities are held to meet long term investment objectives and are accounted for as available for sale, carried at current market values and recorded on a trade date basis. Unrealized gains and losses from valuing these securities and any related hedges are reflected in capital funds currently, net of any related deferred income taxes. When the underlying security is sold, the realized gain or loss resulting from the hedging derivative transaction is recognized in income in that same period as the realized gain or loss of the hedged security.

(h) Finance Receivables: Finance charges are recognized as revenue using the interest method. Revenue ceases to be accrued when contractual payments are not received for four consecutive months for loans and retail sales contracts, and for six months for revolving retail accounts and private label receivables. Extension fees, late charges, and prepayment penalties are recognized as revenue when received.

Direct costs of originating loans, net of non-refundable points and fees, are deferred and included in the carrying amount of the related loans. The amount deferred is recognized as an adjustment to finance charge revenues, using the interest method over the lesser of the contractual term or the expected life based on prepayment experience. If loans are prepaid, any remaining deferral is charged or credited to revenue.

1. Summary of Significant Accounting Policies (continued)

Foreclosure proceedings are initiated on real estate loans when four monthly installments are past due and these loans are charged off at foreclosure. All other finance receivables are charged off when minimal or no collections have been made for six months.

The allowance for finance receivable losses is maintained at a level considered adequate to absorb anticipated credit losses in the existing portfolio. The portfolio is periodically evaluated on a pooled basis and considers factors such as economic conditions, portfolio composition, and loss and delinquency experience in the evaluation of the allowance.

(i) Trading Securities, at market value: Trading securities are held to meet short term investment objectives, including hedging securities. These securities are recorded on a trade date basis and carried at current market values. Unrealized gains and losses are reflected in income currently.

(j) Spot Commodities, at market value: Spot commodities are carried at current market values and are recorded on a trade date basis. The exposure to market risk may be reduced through the use of forwards, futures and option contracts. Unrealized gains and losses of both commodities and any derivative transactions are reflected in income currently.

(k) Unrealized Gain and Unrealized Loss on Interest Rate and Currency Swaps, Options and Forward Transactions: Interest rate swaps, currency swaps, equity swaps, swaptions, options and forward transactions are accounted for as contractual commitments recorded on a trade date basis and are carried at current market values or estimated fair values when market values are not available. Unrealized gains and losses are reflected in income currently. Estimated fair values are based on the use of valuation models that utilize, among other things, current interest, foreign exchange and volatility rates. AIG Financial Products Corp. and its subsidiaries (AIGFP) attempt to secure reliable and independent current market prices, such as published exchange prices, external subscription services' prices such as Bloomberg or Reuters or third party broker quotes for use in these models. When such prices are not available, AIGFP uses an internal methodology which includes interpolation or extrapolation from verifiable prices nearest to the dates of the transactions. These valuations represent an assessment of the present values of expected future cash flows of these transactions and reflect market and credit risk. The portfolio's discounted cash flows are evaluated with reference to current market conditions, maturities within the portfolio and other relevant factors. Based upon this evaluation, it is determined what offsetting transactions, if any, are necessary to reduce the market risk of the portfolio. AIG manages its market risk with a variety of transactions, including swaps, trading securities, futures and forward contracts and other transactions as appropriate. Because of the limited liquidity of some of these instruments, the recorded values of these transactions may be different than the values that might be realized if AIG were to sell or close out the transactions prior to maturity. AIG believes that such differences are not significant to the results of operations, financial condition or liquidity. Such differences would be immediately recognized when the transactions are sold or closed out prior to maturity.

(l) Trading Assets and Trading Liabilities: Trading assets and trading liabilities include option premiums paid and received and receivables from and payables to counterparties which relate to unrealized gains and losses on futures, forwards and options and balances due from and due to clearing brokers and exchanges.

Futures, forwards and options purchased and written are accounted for as contractual commitments on a trade date basis and are carried at fair values. Unrealized gains and losses are reflected in income currently. The fair values of futures contracts are based on closing exchange quotations. Commodity forward transactions are carried at fair values derived from dealer quotations and underlying commodity exchange quotations. For long dated forward transactions, where there are no dealer or exchange quotations, fair values are derived using internally developed valuation methodologies based on available market information. Options are carried at fair values based on the use of valuation models that utilize, among other things, current interest or commodity rates and foreign exchange and volatility rates, as applicable.

(m) Securities Purchased (Sold) Under Agreements to Resell (Repurchase), at contract value: Purchases of securities under agreements to resell and sales of securities under agreements to repurchase are accounted for as collateralized lending transactions and are recorded at their contracted resale or repurchase amounts, plus accrued interest. Generally, it is AIG's policy to take possession of or obtain a security interest in securities purchased under agreements to resell.

AIG minimizes the credit risk that counterparties to transactions might be unable to fulfill their contractual obligations by monitoring customer credit exposure and collateral value and generally requiring additional collateral to be deposited with AIG when deemed necessary.

AIG also enters into dollar roll agreements. These are agreements to sell mortgage-backed securities and to repurchase substantially the same securities at a specified price and date in the future. The dollar rolls are accounted for as collateralized financings and the repurchase obligation is a component of other liabilities. At December 31, 2002, 2001 and 2000, there were no dollar rolls outstanding.

(n) Securities Lending Collateral and Securities Lending Payable: AIG's insurance operations lend their securities and primarily take cash as collateral with respect to the securities lent. Income earned on invested collateral, net of interest payable to the collateral provider is recorded in net investment income.

1. Summary of Significant Accounting Policies *(continued)*

(o) Other Invested Assets: Other invested assets consist primarily of investments by AIG's insurance operations in joint ventures and partnerships, and other investments not classified elsewhere herein.

The joint ventures and partnerships are carried at equity or cost depending on the equity ownership position.

Other investments are carried at cost or market values depending upon the nature of the underlying assets.

(p) Reinsurance Assets: Reinsurance assets include the balances due from both reinsurance and insurance companies under the terms of AIG's reinsurance agreements for paid and unpaid losses and loss expenses, ceded unearned premiums and ceded future policy benefits for life and accident and health insurance contracts and benefits paid and unpaid. Amounts related to paid and unpaid losses and loss expenses with respect to these reinsurance agreements are substantially collateralized.

(q) Investments in Partially-Owned Companies: The equity method of accounting is used for AIG's investment in companies in which AIG's ownership interest approximates twenty but is not greater than fifty percent (minority-owned companies). At December 31, 2002, AIG's significant investments in partially-owned companies included its 24.3 percent interest in IPC Holdings, Ltd., its 23.4 percent interest in Allied World Assurance Holdings, Ltd. and its 22.1 percent interest in The Fuji Fire and Marine Insurance Co., Ltd. This balance sheet caption also includes investments in less significant partially-owned companies and in certain minor majority-owned subsidiaries. The amounts of dividends received from unconsolidated entities owned less than 50 percent were $13 million, $3 million and $3 million in 2002, 2001 and 2000, respectively. The undistributed earnings of unconsolidated entities owned less than 50 percent was $155 million as of December 31, 2002.

(r) Real Estate and Other Fixed Assets: The costs of buildings and furniture and equipment are depreciated principally on a straight-line basis over their estimated useful lives (maximum of 40 years for buildings and 10 years for furniture and equipment). Expenditures for maintenance and repairs are charged to income as incurred; expenditures for betterments are capitalized and depreciated.

From time to time, AIG assesses the carrying value of its real estate relative to the market values of real estate within the specific local area. At December 31, 2002, there were no impairments.

(s) Separate and Variable Accounts: Separate and variable accounts represent funds for which investment income and investment gains and losses accrue directly to the policyholders who predominantly bear the investment risk. Each account has specific investment objectives, and the assets are carried at market value. The assets of each account are legally segregated and are not subject to claims which arise out of any other business of AIG. The liabilities for these accounts are equal to the account assets.

(t) Securities and Spot Commodities Sold but not yet Purchased, at market value: Securities and spot commodities sold but not yet purchased represent sales of securities and spot commodities not owned at the time of sale. The obligations arising from such transactions are recorded on a trade date basis and carried at the respective current market values or current commodity prices. Unrealized gains or losses are reflected in income currently.

(u) Preferred Shareholders' Equity in Subsidiary Companies: Preferred shareholders' equity in subsidiary companies relates to outstanding preferred stock or interest of ILFC and certain subsidiaries of AIG SunAmerica, AGC and HSB, wholly owned subsidiaries of AIG. Cash distributions on such preferred stock or interest are accounted for as interest expense and included as minority interest in the consolidated statement of income.

(v) Translation of Foreign Currencies: Financial statement accounts expressed in foreign currencies are translated into U.S. dollars in accordance with Statement of Financial Accounting Standards No. 52 "Foreign Currency Translation" (FAS 52). Under FAS 52, functional currency assets and liabilities are translated into U.S. dollars generally using current rates of exchange prevailing at the balance sheet date of each respective subsidiary and the related translation adjustments are recorded as a separate component of comprehensive income, net of any related taxes in capital funds. Functional currencies are generally the currencies of the local operating environment. Income statement accounts expressed in functional currencies are translated using average exchange rates. The adjustments resulting from translation of financial statements of foreign entities operating in highly inflationary economies are recorded in income. Exchange gains and losses resulting from foreign currency transactions are also recorded in income currently. The exchange gain or loss with respect to utilization of foreign exchange hedging instruments is recorded as a component of comprehensive income.

(w) Income Taxes: Deferred federal and foreign income taxes are provided for temporary differences for the expected future tax consequences of events that have been recognized in AIG's financial statements or tax returns.

(x) Earnings Per Share: Basic earnings per common share are based on the weighted average number of common shares outstanding, retroactively adjusted to reflect all stock dividends and stock splits. Diluted earnings per share are based on those shares used in basic earnings per share plus shares that would have been outstanding assuming issuance of common shares for all dilutive potential common shares outstanding, retroactively adjusted to reflect all stock dividends and stock splits.

1. Summary of Significant Accounting Policies *(continued)*

The computation of earnings per share for December 31, 2002, 2001 and 2000 was as follows:

(in millions, except per share amounts)

Years Ended December 31,	2002	2001	2000
Numerator for basic earnings per share:			
Income before cumulative effect of accounting changes	$5,519	$5,499	$6,639
Cumulative effect of accounting changes, net of tax	—	(136)	—
Net income	5,519	5,363	6,639
Net income applicable to common stock	$5,519	$5,363	$6,639
Denominator for basic earnings per share:			
Average shares outstanding used in the computation of per share earnings:			
Common stock issued	2,752	2,762	2,796
Common stock in treasury	(140)	(141)	(189)
Average shares outstanding — basic	2,612	2,621	2,607
Numerator for diluted earnings per share:			
Income before cumulative effect of accounting changes	$5,519	$5,499	$6,639
Cumulative effect of accounting changes, net of tax	—	(136)	—
Net income	5,519	5,363	6,639
Dividends on convertible preferred securities	—	—	5
Net income applicable to common stock	$5,519	$5,363	$6,644
Denominator for diluted earnings per share:			
Average shares outstanding	2,612	2,621	2,607
Incremental shares from potential common stock:			
Average number of shares arising from outstanding employee stock plans (treasury stock method)	22	29	27
Average number of shares issuable upon conversion of convertible securities and preferred stock	—	—	4
Average shares outstanding — diluted	2,634	2,650	2,638
Earnings per share:			
Basic:			
Income before cumulative effect of accounting changes	$2.11	$2.10	$2.55
Cumulative effect of accounting changes	—	(0.05)	—
Net income	$2.11	$2.05	$2.55
Diluted:			
Income before cumulative effect of accounting changes	$2.10	$2.07	$2.52
Cumulative effect of accounting changes	—	(0.05)	—
Net income	$2.10	$2.02	$2.52

*(y) **Derivatives:*** In June 1998, the Financial Accounting Standards Board (FASB) issued FAS 133. In June 2000, FASB issued Statement of Financial Accounting Standards No. 138 "Accounting for Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (collectively, FAS 133).

FAS 133 requires AIG to recognize all derivatives in the consolidated balance sheet at fair value. The financial statement recognition of the change in the fair value of a derivative depends on a number of factors, including the intended use of the derivative and the extent to which it is effective as part of a hedge transaction. The changes in fair value of the derivative transactions of AIGFP and AIG Trading Group Inc. and its subsidiaries (AIGTG) are currently presented, in all material respects, as a component of AIG's operating income. The discussion below relates to the derivative activities of AIG other than those of AIGFP and AIGTG.

On the date the derivative contract is entered into, AIG designates the derivative as: (*i*) a hedge of the subsequent changes in the fair value of a recognized asset or liability or of an unrecognized firm commitment ("fair value" hedge); (*ii*) a hedge of a forecasted transaction, or the variability of cash flows to be received or paid related to a recognized asset or liability ("cash flow" hedge); or (*iii*) a hedge of a net investment in a foreign operation. Fair value and cash flow hedges may involve foreign currencies ("foreign currency hedges"). The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a fair value hedge is recorded in current period earnings, along with the loss or gain on the hedged item attributable to the hedged risk. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a cash flow hedge is recorded in other comprehensive income, until earnings are affected by the variability of cash flows. The gain or loss in the fair value of a derivative that is designated, qualifies and is highly effective as a hedge of a net investment in a foreign operation is recorded in the foreign currency translation adjustments account within other comprehensive income. Changes in the fair value of derivatives used for other than the above hedging activities are reported in current period earnings.

AIG documents all relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as hedges to specific assets or liabilities on the balance sheet, or specific firm commitments or forecasted transactions. AIG also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

In accordance with the transition provisions of FAS 133, AIG recorded in its consolidated income statement for 2001 a cumulative effect of an accounting change adjustment loss of $6 million. This loss represents the net fair value of all previous unrecorded derivative instruments as of January 1,

1. Summary of Significant Accounting Policies *(continued)*

2001, net of tax and after the application of hedge accounting. AIG also recorded in its consolidated statement of comprehensive income for 2001 a cumulative effect of an accounting change adjustment gain of $150 million. This gain represents the increase in other comprehensive income, net of taxes, arising from recognizing the fair value of all derivative contracts designated as cash flow hedging instruments, and to a lesser extent, hedging instruments used to hedge net investments in foreign operations.

AIG (excluding its two trading operations, AIGFP and AIGTG) uses derivative instruments (principally swap and forward contracts) to minimize AIG's asset-liability exposure and foreign currency and interest rate exposures. These risks arise primarily from available-for-sale fixed income securities, debt, and policyholder account balance liabilities associated with guaranteed investment contracts. Other hedging activities, such as those involving forecasted transactions or equity securities, are not significant. During 2002, there were no hedges that were discontinued or otherwise no longer qualify as hedges under FAS 133. With respect to both fair value hedges and cash flow hedges, hedge ineffectiveness was insignificant for 2002. During 2002, there were minor reclassifications to earnings from other comprehensive income under cash flow hedge accounting. These reclassifications were connected to programs of synthetically converting certain investment securities, debt issuances or policyholder account balance liabilities associated with guaranteed investment contracts, from a floating interest rate to a fixed interest rate. As at December 31, 2002, the maximum amount of net derivative losses to be reclassified into net income within the next twelve months is insignificant. The maximum length of time over which future cash flows are hedged is approximately 16 years.

In addition to hedging activities, AIG also uses derivative instruments with respect to investment operations, which include, among other things, writing option contracts, and purchasing investments with embedded derivatives, such as equity linked notes and convertible bonds. All changes in the market value of these derivatives are recorded in earnings. AIG bifurcates an embedded derivative where: (*i*) the economic characteristics of the embedded instruments are not clearly and closely related to those of the remaining components of the financial instrument; and (*ii*) a separate instrument with the same terms as the embedded instrument meets the definition of a derivative under FAS 133.

In accordance with the transition provisions of FAS 133, AIG transferred bonds in the held to maturity, at amortized cost category into the bonds available for sale, at market value category at January 1, 2001. The amortized cost of the bonds transferred was $11.53 billion. The unrealized appreciation, net of deferred tax expense was approximately $339 million at the date of transfer and was recorded as a cumulative effect of an accounting change within other comprehensive income. Under the provisions of FAS 133, such a transfer does not affect AIG's intent nor its ability to hold current or future bonds to their maturity.

(z) Goodwill and Intangible Assets: In June 2001, FASB issued Statement of Financial Accounting Standard No. 141 "Business Combinations" (FAS 141). FAS 141 requires AIG, among other things, to apply the purchase method of accounting for all acquisitions initiated after June 30, 2001.

In June 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" (FAS 142). As of January 1, 2002, AIG adopted FAS 142. FAS 142 requires AIG to discontinue the amortization of goodwill in its consolidated income statement. Amortization expense recorded in AIG's consolidated statement of income amounted to $163 million and $98 million pre-tax for 2001 and 2000, respectively.

FAS 142 requires goodwill to be subject to an assessment of impairment on an annual basis, or more frequently if circumstances indicate that a possible impairment has occurred. The assessment of impairment involves a two-step process prescribed in FAS 142, whereby an initial assessment for potential impairment is performed, followed by a measurement of the amount of impairment, if any. FAS 142 also requires the completion of a transitional impairment test in the year of adoption, with any identified impairments recognized as a cumulative effect of change in accounting principles. During the second quarter, AIG completed its transitional impairment test for 2002, resulting in no impairment.

Changes in the carrying amount of goodwill are primarily caused as a result of foreign currency translation adjustments.

(aa) Accounting Standards: In November 2002, FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (FIN45). FIN45 requires that, for guarantees within its scope that are issued or amended after December 31, 2002, a liability for the fair value of the obligation undertaken in issuing the guarantee be established and recognized through earnings. FIN45 also requires additional disclosures in financial statements starting with AIG's 2002 year-end financial statements.

AIG believes that the impact of FIN45 on its results of operations and financial condition will not be significant.

1. Summary of Significant Accounting Policies *(continued)*

AIG guarantees the indebtedness of third parties principally in connection with AIG SunAmerica Inc.'s (AIG SunAmerica) investments in affordable housing properties. The guarantees are issued primarily to facilitate financing for the construction of the underlying properties, and range in duration of up to 10 years. The loans are secured by the underlying real estate. Since the inception of this investment program over ten years ago, payments under these guarantees have been insignificant. This is due to the fact that the loans are first backed by the creditworthiness of the third party general partner, and secondly, are secured by the underlying properties. The maximum exposure under these guarantees as of December 31, 2002 is approximately $4.2 billion.

In addition, AIG's real estate investment operations will occasionally extend guarantees to real estate partnerships in which they are an investor. The guarantees facilitate financing for the construction, and/or purchase of land. There have been no losses incurred on any guarantee to date. This is due to the fact that the loans are first backed by the creditworthiness of the third party general partner, and secondly, are secured by the underlying properties. The maximum exposure of these guarantees as of December 31, 2002 is approximately $130 million.

In January 2003, FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN46). FIN46 changes the method of determining whether certain entities should be consolidated in AIG's consolidated financial statements. An entity is subject to FIN46 and is called a Variable Interest Entity (VIE) if it has *(i)* equity that is insufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or *(ii)* equity investors that cannot make significant decisions about the entity's operations, or do not absorb the expected losses or receive the expected returns of the entity. All other entities are evaluated for consolidation under existing guidance. A VIE is consolidated by its primary beneficiary, which is the party that has a majority of the expected losses or a majority of the expected residual returns of the VIE, or both.

The provisions of FIN46 are to be applied immediately to VIEs created after January 31, 2003, and to VIEs in which AIG obtains an interest after that date. For VIEs in which AIG holds a variable interest that it acquired before February 1, 2003, FIN46 applies to the fiscal quarter ended September 30, 2003. For any VIEs that must be consolidated under FIN46 that were created before February 1, 2003, the assets, liabilities and noncontrolling interest of the VIE would be initially measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change.

AIG is currently evaluating the impact of applying FIN46 to existing VIEs in which it has a variable interest, and believes that the impact on its results of operations and financial condition will not be significant. (See Note 20 of Notes to Financial Statements.)

2. Segment Information

Certain subsidiaries operate solely outside of the United States. Their assets and liabilities are located principally in the countries where the insurance risks are written and/or investment and non-insurance related operations are located. In addition, certain of AIG's domestic subsidiaries have branch and/or subsidiary operations and substantial assets and liabilities in foreign countries. Certain countries have restrictions on the conversions of funds which generally cause a delay in the outward remittance of such funds. Approximately 27 percent and 26 percent of consolidated assets at December 31, 2002 and 2001, respectively, and 41 percent of revenues in each of the years ended December 31, 2002, 2001 and 2000, respectively, were located in or derived from foreign countries (other than Canada).

(a) AIG's operations are conducted principally through four business segments. These segments and their respective operations are as follows:

General Insurance: AIG's general insurance subsidiaries are multiple line companies writing substantially all lines of property and casualty insurance.

The Domestic Brokerage Group (DBG) writes substantially all classes of business insurance accepting such business mainly from insurance brokers. This provides DBG the opportunity to select specialized markets and retain underwriting control. Any licensed broker is able to submit business to DBG without the traditional agent-company contractual relationship, but such broker usually has no authority to commit DBG to accept a risk. HSB's operations are included in this group.

Transatlantic Holdings, Inc. (Transatlantic) offers through its reinsurance company subsidiaries reinsurance capacity both domestically and overseas on treaty and facultative basis for a full range of property and casualty products.

Personal Lines engages in the mass marketing of personal lines insurance, primarily private passenger auto, homeowners and personal umbrella coverages.

2. Segment Information *(continued)*

Mortgage Guaranty provides guaranty insurance primarily on conventional first mortgage loans on single family dwellings and condominiums.

AIG's Foreign General insurance group accepts risks primarily underwritten through American International Underwriters (AIU), a marketing unit consisting of wholly owned agencies and insurance entities. The Foreign General insurance group also includes business written by AIG's foreign-based insurance subsidiaries for their own accounts. The Foreign General group uses various marketing methods to write both business and personal lines insurance with certain refinements for local laws, customs and needs. AIU operates in over 70 countries in Asia, the Pacific Rim, Europe, Africa, Middle East and Latin America.

Life Insurance: AIG's life insurance subsidiaries offer a wide range of traditional insurance and financial and investment products. Traditional products consist of individual and group life, annuity, endowment and accident and health policies. Financial and investment products consist of fixed and variable annuities, guaranteed investment contracts and pensions.

AIG's three principal overseas life operations are American Life Insurance Company (ALICO), American International Assurance Company, Ltd. (AIA) and Nan Shan Life Insurance Company, Ltd. (Nan Shan). ALICO is incorporated in Delaware and all of its business is written outside of the United States. ALICO has operations either directly or through subsidiaries in approximately 50 countries located in Europe, Africa, Latin America, the Caribbean, the Middle East, and the Far East, with Japan being the largest territory. In 2001, AIG added significantly to its presence in Japan with the acquisition of AIG Star Life Insurance Co, Ltd. (AIG Star Life) as a result of the reorganization of Chiyoda Mutual Life Insurance Company. AIA operates primarily in China, (including Hong Kong), Singapore, Malaysia and Thailand. Nan Shan operates in Taiwan. AIG's principal domestic life insurance subsidiaries include the AIG American General Life Companies, AIG Annuity Insurance Company and SunAmerica Life Insurance Company. These companies utilize multiple distribution channels including brokerage and career and general agents to offer traditional life products as well as financial investment products.

Financial Services: AIG's financial services subsidiaries engage in diversified financial products and services including aircraft leasing, consumer and insurance premium financing, and capital markets structuring and market-making activities.

International Lease Finance Corporation (ILFC) engages primarily in the acquisition of commercial jet aircraft and the leasing and remarketing of such aircraft to airlines around the world. Also, ILFC provides, for a fee, fleet management services to certain third-party operators.

AIG Financial Products Corp. and its subsidiaries (AIGFP) engage in a wide variety of financial transactions, including long-dated interest rate, currency, equity and credit derivatives and structured borrowings through notes, bonds and guaranteed investment agreements. AIGFP does not engage in trading activities with respect to commodity contracts. AIG Trading Group Inc. through its subsidiaries (AIGTG) engages in various commodity trading, foreign exchange trading, and market making activities.

AIG's Consumer Finance operations include American General Finance, Inc. as well as AIG Consumer Finance Group, Inc. (AIGCFG). AGF and AIGCFG provide a wide variety of consumer finance products, including real estate mortgages, consumer loans, retail sales finance and credit related insurance to customers both domestically and overseas, particularly emerging markets.

Retirement Savings & Asset Management: AIG's retirement savings & asset management operations offer a wide variety of investment products, including variable annuities, and mutual funds, as well as investment services, including investment asset management. Such products and services are offered to individuals and institutions both domestically and overseas.

AIG's principal retirement savings & asset management operations are conducted through AIG SunAmerica, The Variable Annuity Life Insurance Company (VALIC), and the subsidiaries and affiliated companies of AIG Global Investment Group, Inc. (AIG Global Investment Group). AIG SunAmerica develops and sells variable annuities and other investment products, sells and manages mutual funds and provides financial services. VALIC provides tax qualified annuities to employees of educational, healthcare and governmental entities. AIG Global Investment Group manages third-party institutional, retail and private equity funds' invested assets on a global basis, and provides securities lending and custodial services. An AIG Global Investment Group member organizes and manages the invested assets of institutional private equity investment funds. Each of these subsidiary operations receives fees for investment products and services provided.

2. Segment Information *(continued)*

(b) The following table summarizes the operations by major operating segment for the years ended December 31, 2002, 2001 and 2000:

	Operating Segments–2002							
(in millions)	General Insurance	Life Insurance	Financial Services	Retirement Savings & Asset Management	Other[a]	Total Reportable Segments	Reclassifications and Eliminations	Consolidated
Revenues [b]	$ 26,171	$ 31,541	$ 6,815	$3,485	$ (530)	$ 67,482	$ —	$ 67,482
Interest revenue	—	—	3,787	65	—	3,852	—	3,852
Interest expense	—	76	3,327	11	215	3,629	—	3,629
Realized capital gains (losses)	(858)	(1,053)	—	—	(530)	(2,441)	—	(2,441)
Operating income (loss) before minority interest	667[c]	4,929	2,189	1,016	(659)	8,142	—	8,142
Income taxes (benefits)	210	1,979	765	355	(981)	2,328	—	2,328
Depreciation expense	178	239	1,097	7	132	1,653	—	1,653
Capital expenditures	323	725	5,395	59	150	6,652	—	6,652
Identifiable assets	109,068	339,847	124,617	2,567	60,769	636,868	(75,639)	561,229

	Operating Segments–2001							
(in millions)	General Insurance	Life Insurance	Financial Services	Retirement Savings & Asset Management	Other[a]	Total Reportable Segments	Reclassifications and Eliminations	Consolidated
Revenues [b]	$22,128	$ 29,893	$ 6,485	$3,712	$ (452)	$ 61,766	$ —	$ 61,766
Interest revenue	—	—	3,983	84	—	4,067	—	4,067
Interest expense	2	109	3,596	17	314	4,038	—	4,038
Realized capital gains (losses)	(130)	(254)	—	—	(452)	(836)	—	(836)
Operating income (loss) before minority interest	2,851[d]	4,675[d]	1,991	1,088	(2,466)[e]	8,139	—	8,139
Income taxes (benefits)	742	1,579	706	366	(1,054)	2,339	—	2,339
Depreciation expense	189	216	910	5	117	1,437	—	1,437
Capital expenditures	290	842	4,529	11	156	5,828	—	5,828
Identifiable assets	91,544	296,648	107,322	1,842	54,749	552,105	(59,044)	493,061

	Operating Segments–2000							
(in millions)	General Insurance	Life Insurance	Financial Services	Retirement Savings & Asset Management	Other[a]	Total Reportable Segments	Reclassifications and Eliminations	Consolidated
Revenues [b]	$20,146	$ 26,963	$ 5,954	$3,465	$ (190)	$ 56,338	$ —	$ 56,338
Interest revenue	—	—	3,557	94	—	3,651	—	3,651
Interest expense	5	144	3,276	15	265	3,705	—	3,705
Realized capital gains (losses)	38	(162)	—	—	(190)	(314)	—	(314)
Operating income (loss) before minority interest	3,524	4,058	1,666	1,108	(333)	10,023	—	10,023
Income taxes (benefits)	931	1,315	581	388	(244)	2,971	—	2,971
Depreciation expense	149	149	833	4	108	1,243	—	1,243
Capital expenditures	278	501	3,748	18	184	4,729	—	4,729
Identifiable assets	85,270	248,982	94,173	1,590	41,460	471,475	(44,804)	426,671

(a) Includes AIG Parent and other operations which are not required to be reported separately.
(b) Represents the sum of general net premiums earned, life premium income, net investment income, financial services commissions, transaction and other fees, retirement savings & asset management commissions and other fees and realized capital gains (losses).
(c) Includes loss reserve charge of $2.8 billion.
(d) Includes $769 million and $131 million with respect to WTC losses for general and life insurance operations, respectively.
(e) Includes acquisition, restructuring and related charges of $2,017 million.

2. Segment Information *(continued)*

(c) The following is AIG's Consolidated Statement of Segment Operations for the years ended December 31, 2002, 2001 and 2000:

Consolidated Statement of Segment Operations

(in millions)

	2002	2001	2000
General insurance operations:			
Net premiums written	$27,414	$20,101	$17,526
Change in unearned premium reserve	(3,145)	(736)	(119)
Net premiums earned	24,269	19,365	17,407
Net investment income	2,760	2,893	2,701
Realized capital gains (losses)	(858)	(130)	38
General insurance revenues	26,171	22,128	20,146
Losses incurred	18,449(a)	12,459	11,379
Losses incurred: World Trade Center and related losses (WTC)	—	769	—
Loss expenses incurred	2,365(b)	2,178	1,725
Underwriting expenses	4,690	3,871	3,518
General insurance benefits and expenses	25,504	19,277	16,622
General insurance operating income	667(a)(b)	2,851	3,524
Life insurance			
Premium income	20,320	19,063	17,163
Net investment income	12,274	11,084	9,962
Realized capital gains (losses)	(1,053)	(254)	(162)
Life insurance revenues	31,541	29,893	26,963
Death and other benefits	10,552	10,449	8,264
Death and other benefits: WTC	—	131	—
Increase in future policy benefits	10,561	9,068	9,496
Acquisition and insurance expenses	5,499	5,570	5,145
Life insurance benefits and expenses	26,612	25,218	22,905
Life insurance operating income	4,929	4,675	4,058
Financial services operating income	2,189	1,991	1,666
Retirement savings & asset management operating income	1,016	1,088	1,108
Other realized capital gains (losses)	(530)	(452)	(190)
Other income (deductions) – net	(129)(c)	3	172
Acquisition, restructuring and related charges	—	(2,017)	(315)
Income before income taxes, minority interest and cumulative effect of accounting changes	$ 8,142	$ 8,139	$10,023

(a) Includes loss reserve charge of $2.8 billion.

(b) Includes 21st Century's loss adjustment expense pre-tax provision of $43 million for SB 1899 Northridge earthquake claims.

(c) Includes 21st Century's pre-tax charge of $37 million to write off capitalized costs associated with a software development project.

2. Segment Information *(continued)*

(d) The following table summarizes AIG's general insurance operations by major internal reporting group for the years ended December 31, 2002, 2001 and 2000:

(in millions)	General Insurance–2002 Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Total Reportable Segment	Reclassifications and Eliminations	Total General Insurance
Net premiums written	$15,214	$2,500	$3,182	$ 508	$ 6,010	$ 27,414	$ —	$ 27,414
Net premiums earned	13,053	2,369	2,913	502	5,432	24,269	—	24,269
Losses & loss expenses incurred	13,244	1,796	2,365	88	3,321	20,814	—	20,814
Underwriting expenses	1,858	631	519	136	1,546	4,690	—	4,690
Adjusted underwriting profit (loss) [(a)] [(c)]	(2,049)	(58)	29	278	565	(1,235)	—	(1,235)
Net investment income	1,609	252	122	139	615	2,737	23	2,760
Operating income (loss) before realized capital gains [(b)]	(440)[(c)(e)]	194[(c)]	151	417	1,180	1,502	23	1,525
Depreciation expense	72	3	27	3	73	178	—	178
Capital expenditures	101	1	38	2	181	323	—	323
Identifiable assets	73,588	7,287	3,516	2,547	25,638	112,576	(3,508)	109,068

(in millions)	General Insurance–2001 Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Total Reportable Segment	Reclassifications and Eliminations	Total General Insurance
Net premiums written	$10,197	$1,906	$2,454	$ 494	$ 5,050	$20,101	$ —	$20,101
Net premiums earned	9,776	1,790	2,478	489	4,832	19,365	—	19,365
Losses & loss expenses incurred	8,728	1,562	2,130	63	2,923	15,406	—	15,406
Underwriting expenses	1,386	502	440	115	1,428	3,871	—	3,871
Adjusted underwriting profit (loss) [(a)] [(d)]	(338)	(274)	(92)	311	481	88	—	88
Net investment income	1,827	240	114	106	583	2,870	23	2,893
Operating income (loss) before realized capital gains [(b)] [(d)]	1,489[(e)]	(34)	22	417	1,064	2,958	23	2,981
Depreciation expense	83	3	28	4	71	189	—	189
Capital expenditures	106	2	69	3	110	290	—	290
Identifiable assets	60,604	6,741	3,863	2,219	21,781	95,208	(3,664)	91,544

(in millions)	General Insurance–2000 Domestic Brokerage Group	Transatlantic	Personal Lines	Mortgage Guaranty	Foreign General	Total Reportable Segment	Reclassifications and Eliminations	Total General Insurance
Net premiums written	$ 7,934	$1,659	$2,510	$ 453	$ 4,970	$17,526	$ —	$17,526
Net premiums earned	8,023	1,632	2,401	452	4,899	17,407	—	17,407
Losses & loss expenses incurred	6,843	1,197	2,022	68	2,974	13,104	—	13,104
Underwriting expenses	1,003	434	416	114	1,551	3,518	—	3,518
Adjusted underwriting profit (loss) [(a)]	177	1	(37)	270	374	785	—	785
Net investment income	1,614	234	113	93	570	2,624	77	2,701
Operating income before realized capital gains [(b)]	1,791[(e)]	235	76	363	944	3,409	77	3,486
Depreciation expense	52	2	19	5	71	149	—	149
Capital expenditures	102	2	75	4	95	278	—	278
Identifiable assets	57,302	5,523	3,776	1,867	19,626	88,094	(2,824)	85,270

(a) Adjusted underwriting profit (loss) is a GAAP measure that represents statutory underwriting profit or loss adjusted primarily for changes in deferred acquisition costs.
(b) Realized capital gains are not deemed to be an integral part of AIG's general insurance operations' internal reporting groups.
(c) Includes loss reserve charge of $2.7 billion and $100 million for DBG and Transatlantic, respectively.
(d) Includes $769 million with respect to WTC losses: DBG: $544 million; Transatlantic: $200 million; Foreign General: $25 million.
(e) Includes $333 million, $139 million ($198 million excluding WTC losses) and $224 million for the twelve months ended December 31, 2002, 2001 and 2000, respectively, with respect to the Lexington Surplus Lines Pool.

2. Segment Information *(continued)*

(e) The following table summarizes AIG's life insurance operations by major internal reporting group for the years ended December 31, 2002, 2001 and 2000:

	Life Insurance–2002						
(in millions)	ALICO and Star Life[(a)]	AIA and Nan Shan	Domestic Life	Other	Total Reportable Segment	Reclassifications and Eliminations	Total Life Insurance
Premium income	$ 5,747	$ 9,606	$ 4,622	$ 345	$ 20,320	$ —	$ 20,320
Net investment income	1,605	2,156	8,325	188	12,274	—	12,274
Operating income before realized capital gains [(b)]	1,562	1,622	2,688	110	5,982	—	5,982
Depreciation expense	73	48	112	6	239	—	239
Capital expenditures	245	148	330	2	725	—	725
Identifiable assets	55,112	49,919	233,004	2,406	340,441	(594)	339,847

	Life Insurance–2001						
(in millions)	ALICO and Star Life[(a)]	AIA and Nan Shan	Domestic Life	Other	Total Reportable Segment	Reclassifications and Eliminations	Total Life Insurance
Premium income	$ 5,212	$ 8,485	$ 4,948	$ 418	$ 19,063	$ —	$ 19,063
Net investment income	1,502	1,880	7,504	198	11,084	—	11,084
Operating income before realized capital gains [(b)(c)]	1,048	1,483	2,288	110	4,929	—	4,929
Depreciation expense	65	40	104	7	216	—	216
Capital expenditures	506	81	238	17	842	—	842
Identifiable assets	45,767	41,854	206,734	2,877	297,232	(584)	296,648

	Life Insurance–2000						
(in millions)	ALICO	AIA and Nan Shan	Domestic Life	Other	Total Reportable Segment	Reclassifications and Eliminations	Total Life Insurance
Premium income	$ 4,134	$ 7,859	$ 4,809	$ 361	$ 17,163	$ —	$ 17,163
Net investment income	1,346	1,688	6,781	147	9,962	—	9,962
Operating income before realized capital gains [(b)]	757	1,409	1,979	75	4,220	—	4,220
Depreciation expense	46	33	62	8	149	—	149
Capital expenditures	313	58	98	32	501	—	501
Identifiable assets	28,532	32,697	186,111	1,807	249,147	(165)	248,982

(a) Increase in 2001 reflects acquisition of AIG Star Life Insurance Co. Ltd. in April 2001.
(b) Realized capital gains are not deemed to be an integral part of AIG's life insurance operations' internal reporting groups.
(c) Includes $131 million with respect to WTC losses.

2. Segment Information *(continued)*

(f) The following table summarizes AIG's financial services operations by major internal reporting group for the years ended December 31, 2002, 2001 and 2000:

	Financial Services–2002						
(in millions)	ILFC	AIGFP[(a)]	Consumer Finance	Other	Total Reportable Segment	Reclassifications and Eliminations	Total Financial Services
Commissions, transaction and other fees and loan fees [(b)]	$ 2,845	$ 1,306	$ 2,473	$ 807	$ 7,431	$ (616)	$ 6,815
Interest revenue	25	1,471	2,180	247	3,923	(136)	3,787
Interest expense	900	1,731	639	133	3,403	(76)	3,327
Operating income (loss)	801	808	549	116	2,274	(85)	2,189
Depreciation expense	964	46	32	55	1,097	—	1,097
Capital expenditures	5,304	27	24	40	5,395	—	5,395
Identifiable assets	27,771	56,495	18,900	26,706	129,872	(5,255)	124,617

	Financial Services–2001						
(in millions)	ILFC	AIGFP[(a)]	Consumer Finance	Other	Total Reportable Segment	Reclassifications and Eliminations	Total Financial Services
Commissions, transaction and other fees and loan fees [(b)]	$ 2,613	$ 1,178	$ 2,560	$ 748	$ 7,099	$ (614)	$ 6,485
Interest revenue	33	1,638	2,231	297	4,199	(216)	3,983
Interest expense	850	1,883	753	244	3,730	(134)	3,596
Operating income (loss)	749	758	505	66	2,078	(87)	1,991
Depreciation expense	811	9	34	56	910	—	910
Capital expenditures	4,418	17	39	55	4,529	—	4,529
Identifiable assets	23,424	50,324	16,945	20,008	110,701	(3,379)	107,322

	Financial Services–2000						
(in millions)	ILFC	AIGFP[(a)]	Consumer Finance	Other	Total Reportable Segment	Reclassifications and Eliminations	Total Financial Services
Commissions, transaction and other fees and loan fees [(b)]	$ 2,441	$ 1,056	$ 2,325	$ 702	$ 6,524	$ (570)	$ 5,954
Interest revenue	38	1,540	1,956	267	3,801	(244)	3,557
Interest expense	824	1,552	756	282	3,414	(138)	3,276
Operating income (loss)	654	648	386	52	1,740	(74)	1,666
Depreciation expense	729	8	29	67	833	—	833
Capital expenditures	3,435	216	40	57	3,748	—	3,748
Identifiable assets	19,984	41,837	15,460	19,341	96,622	(2,449)	94,173

(a) AIGFP's interest revenue and interest expense are reported as net revenues in the caption "Commissions, transactions and other fees and loan fees".

(b) Commissions, transaction and other fees and loan fees are the sum of the net gain or loss of trading activities, the net change in unrealized gain or loss, the net interest revenues from forward rate agreements and interest rate swaps, and where applicable, management and incentive fees from asset management activities.

2. Segment Information *(continued)*

(g) A substantial portion of AIG's operations is conducted in countries other than the United States and Canada. The following table summarizes AIG's operations by major geographic segment. Allocations have been made on the basis of the location of operations and assets.

	Geographic Segments–2002			
(in millions)	Domestic[(a)]	Far East	Other Foreign	Consolidated
Revenues [(b)]	$39,779	$19,223	$8,480	$67,482
Real estate and other fixed assets, net of accumulated depreciation	2,529	2,041	812	5,382
Flight equipment primarily under operating leases, net of accumulated depreciation	26,867	—	—	26,867

	Geographic Segments–2001			
(in millions)	Domestic[(a)]	Far East	Other Foreign	Consolidated
Revenues [(b)]	$36,191	$17,128	$8,447	$61,766
Real estate and other fixed assets, net of accumulated depreciation	2,220	1,824	789	4,833
Flight equipment primarily under operating leases, net of accumulated depreciation	22,710	—	—	22,710

	Geographic Segments–2000			
(in millions)	Domestic[(a)]	Far East	Other Foreign	Consolidated
Revenues [(b)]	$33,492	$15,311	$7,535	$56,338
Real estate and other fixed assets, net of accumulated depreciation	2,104	1,264	758	4,126
Flight equipment primarily under operating leases, net of accumulated depreciation	19,325	—	—	19,325

(a) Including revenues from general insurance operations in Canada of $225 million, $158 million and $206 million in 2002, 2001 and 2000, respectively.

(b) Represents the sum of general net premiums earned, life premium income, net investment income, financial services commissions, transaction and other fees, asset management commissions and other fees and realized capital gains (losses).

3. Federal Income Taxes

(a) AIG and its domestic subsidiaries, excluding the AGC and AIG SunAmerica life insurance companies and their subsidiaries, file a consolidated U.S. Federal income tax return. Each of AGC's and AIG SunAmerica's life insurance companies and their subsidiaries file a consolidated U.S. Federal income tax return.

Revenue Agent's Reports proposing to assess additional taxes for the years 1989-1990 and 1991-1996 have been issued to AIG and Letters of Protest contesting the proposed assessments have been filed with the Internal Revenue Service (IRS). In addition, Revenue Agent's Reports proposing to assess additional taxes for the years ended September 30, 1993-1994 and 1995-1996 have been issued to AIG SunAmerica. Such proposed assessments relate to years prior to AIG's acquisition of SunAmerica Inc. Letters of Protest contesting the proposed assessments have been filed with the IRS. It is management's belief that there are substantial arguments in support of the positions taken by AIG and AIG SunAmerica in their Letters of Protest. AGC's tax years through 1999 have been audited and settled with the IRS. Although the final outcome of any issues raised in connection with these examinations is uncertain, AIG believes that the tax obligation, including interest thereon, will not be significant to AIG's financial condition, results of operations or liquidity.

A component of life insurance surplus accumulated prior to 1984 is not taxable unless it exceeds certain statutory limitations or is distributed to shareholders. This surplus, accumulated in policyholder surplus accounts, totaled approximately $945 million at December 31, 2002. AIG has not made any provision in the accompanying financial statements for taxation of this amount as management has no intention of making any distributions from this surplus.

Foreign income not expected to be taxed in the United States has arisen because AIG's foreign subsidiaries were generally not subject to U.S. income taxes on income earned prior to January 1, 1987. Such income would become subject to U.S. income taxes at current tax rates if remitted to the United States or if other events occur which would make these amounts currently taxable. The cumulative amount of translated undistributed earnings of AIG's foreign subsidiaries currently not subject to U.S. income taxes was approximately $5.1 billion at December 31, 2002. Management presently has not subjected and has no intention of subjecting these accumulated earnings to material U.S. income taxes and no provision has been made in the accompanying financial statements for such taxes.

3. Federal Income Taxes *(continued)*

(b) The U.S. Federal income tax rate is 35 percent for 2002, 2001 and 2000. Actual tax expense on income differs from the "expected" amount computed by applying the Federal income tax rate because of the following:

(dollars in millions)

Years Ended December 31,	2002		2001		2000	
	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income	Amount	Percent of pre-tax income
"Expected" tax expense	$2,850	35.0%	$2,849	35.0%	$3,508	35.0%
Adjustments:						
Tax exempt interest	(266)	(3.4)	(277)	(3.4)	(294)	(2.9)
Dividends received deduction	(69)	(0.8)	(64)	(0.8)	(50)	(0.5)
State income taxes	38	0.5	49	0.6	52	0.5
Foreign income not expected to be taxed in the U.S., less foreign income taxes	(93)	(1.1)	(149)	(1.8)	(110)	(1.1)
Affordable housing tax credits	(35)	(0.4)	(37)	(0.5)	(48)	(0.5)
Other	(97)	(1.2)	(32)	(0.4)	(87)	(0.9)
Actual tax expense	$2,328	28.6%	$2,339	28.7%	$2,971	29.6%
Foreign and domestic components of actual tax expense:						
Foreign:						
Current	$663		$ 449		$ 450	
Deferred	516		304		131	
Domestic*:						
Current	1,309		1,470		1,244	
Deferred	(160)		116		1,146	
Total	$2,328		$2,339		$2,971	

*Including U.S. tax on foreign income.

Pre-tax domestic and foreign income was as follows for the years ended December 31, 2002, 2001 and 2000:

(in millions)

	2002	2001	2000
Domestic*	$3,397	$3,860	$ 6,471
Foreign*	4,745	4,279	3,552
Total	$8,142	$8,139	$10,023

*The components of domestic and foreign income and tax expense reflect the location in which the income and tax expense was generated and incurred, respectively.

(c) The components of the net deferred tax liability as of December 31, 2002 and December 31, 2001 were as follows:

(in millions)

	2002	2001
Deferred tax assets:		
Loss reserve discount	$ 1,317	$1,269
Unearned premium reserve reduction	465	365
Adjustment to life policy reserves	2,473	1,970
Accruals not currently deductible, cumulative translation adjustment and other	3,035	2,098
	7,290	5,702
Deferred tax liabilities:		
Deferred policy acquisition costs	5,534	4,357
Financial service products mark to market differential	641	622
Depreciation of flight equipment	2,403	1,928
Unrealized appreciation of investments	2,003	590
Other	998	1,086
	11,579	8,583
Net deferred tax liability	$ 4,289	$2,881

4. Deferred Policy Acquisition Costs

The following reflects the policy acquisition costs deferred for amortization against future income and the related amortization charged to income for general and life insurance operations, excluding certain amounts deferred and amortized in the same period:

(in millions)

Years Ended December 31,	2002	2001	2000
General insurance operations:			
Balance at beginning of year	$ 2,651	$ 2,438	$ 2,132
Acquisition costs deferred			
Commissions	1,604	1,012	876
Other	1,505	1,217	1,138
	3,109	2,229	2,014
Amortization charged to income			
Commissions	1,025	880	748
Other	1,251	1,136	960
	2,276	2,016	1,708
Balance at end of year	$ 3,484	$ 2,651	$ 2,438
Life insurance operations:			
Balance at beginning of year	$16,706	$15,298	$14,552
Addition from acquisitions	358	874	—
Acquisition costs deferred			
Commissions	2,714	2,244	2,117
Other	1,734	1,341	943
	4,806	4,459	3,060
Amortization charged to income			
Commissions	1,215	1,009	1,376
Other*	969	1,198	182
	2184	2,207	1,558
Effect of net unrealized gains (losses) on securities	(951)	(467)	(361)
Increase (decrease) due to foreign exchange	395	(377)	(395)
Balance at end of year	$18,772	$16,706	$15,298
Total deferred policy acquisition costs	$22,256	$19,357	$17,736

*Includes adjustments as a result of changes in the net unrealized gains or losses on debt and equity securities available for sale. Such adjustments were included with the change in net unrealized gains/losses on debt and equity securities available for sale that were credited or charged directly to comprehensive income.

5. Reinsurance

In the ordinary course of business, AIG's general and life insurance companies cede reinsurance to other insurance companies in order to provide greater diversification of AIG's business and limit the potential for losses arising from large risks.

General reinsurance is effected under reinsurance treaties and by negotiation on individual risks. Certain of these reinsurance arrangements consist of excess of loss contracts which protect AIG against losses over stipulated amounts. Ceded premiums are considered prepaid reinsurance premiums and are amortized into income over the contract period in proportion to the protection received. Amounts recoverable from general reinsurers are estimated in a manner consistent with the claims liabilities associated with the reinsurance and presented as a component of reinsurance assets.

AIG life companies limit exposure to loss on any single life. For ordinary insurance, AIG retains a maximum of approximately $1.5 million dollars of coverage per individual life with respect to AIG's overseas life operations and $2.5 million of coverage per individual life with respect to AIG's domestic life operations. There are smaller retentions for other lines of business. Life reinsurance is effected principally under yearly renewable term treaties. The premiums with respect to these treaties are considered prepaid reinsurance premiums and are amortized into income over the contract period in proportion to the protection provided. Amounts recoverable from life reinsurers are estimated in a manner consistent with the assumptions used for the underlying policy benefits and are presented as a component of reinsurance assets.

General insurance premiums written and earned were comprised of the following:

(in millions)

Years Ended December 31,	Written	Earned
2002		
Gross premiums	$ 37,537	$ 34,381
Ceded premiums	(10,123)	(10,112)
Net premiums	$ 27,414	$ 24,269
2001		
Gross premiums	$ 29,640	$ 28,850
Ceded premiums	(9,539)	(9,485)
Net premiums	$ 20,101	$ 19,365
2000		
Gross premiums	$ 25,050	$ 24,062
Ceded premiums	(7,524)	(6,655)
Net premiums	$ 17,526	$ 17,407

For the years ended December 31, 2002, 2001 and 2000, reinsurance recoveries, which reduced loss and loss expenses incurred, amounted to $10.28 billion, $8.80 billion and $6.00 billion, respectively.

5. Reinsurance *(continued)*

Life insurance net premium income was comprised of the following:

(in millions)

Years Ended December 31,	2002	2001	2000
Gross premium income	$21,237	$19,978	$17,925
Ceded premiums	(917)	(915)	(762)
Net premium income	$20,320	$19,063	$17,163

Life insurance recoveries, which reduced death and other benefits, approximated $624 million, $646 million and $331 million, respectively, for the years ended December 31, 2002, 2001 and 2000.

AIG's reinsurance arrangements do not relieve AIG from its direct obligation to its insureds. Thus, a credit exposure exists with respect to both general and life reinsurance ceded to the extent that any reinsurer is unable to meet the obligations assumed under the reinsurance agreements. AIG holds substantial collateral as security under related reinsurance agreements in the form of funds, securities and/or letters of credit. A provision has been recorded for estimated unrecoverable reinsurance. AIG has been largely successful in prior recovery efforts.

AIG evaluates the financial condition of its reinsurers through an internal reinsurance security committee consisting of members of AIG's senior management. No single reinsurer is a material reinsurer to AIG nor is AIG's business substantially dependent upon any reinsurance contract.

Life insurance ceded to other insurance companies was as follows:

(in millions)

Years Ended December 31,	2002	2001	2000
Life insurance in-force	$278,704	$238,644	$185,705

Life insurance assumed represented 0.2 percent of gross life insurance in-force at December 31, 2002, 2001 and 2000 and life insurance premium income assumed represented 0.2 percent, 0.3 percent and 0.4 percent of gross premium income for the periods ended December 31, 2002, 2001 and 2000.

Supplemental information for gross loss and benefit reserves net of ceded reinsurance at December 31, 2002 and 2001 follows:

(in millions)

	As Reported	Net of Reinsurance
2002		
Reserve for losses and loss expenses	$(51,539)	$(30,350)
Future policy benefits for life and accident and health insurance contracts	(72,547)	(71,436)
Premiums and insurance balances receivable–net	13,088	17,279
Reserve for unearned premiums	(16,336)	(12,945)
Reinsurance assets	29,882	—
2001		
Reserve for losses and loss expenses	$(44,792)	$(25,896)
Future policy benefits for life and accident and health insurance contracts	(64,998)	(63,894)
Premiums and insurance balances receivable–net	12,412	16,233
Reserve for unearned premiums	(13,148)	(9,770)
Reinsurance assets	27,199	—

6. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits

(a) The following analysis provides a reconciliation of the activity in the reserve for losses and loss expenses:

(in millions)

Years Ended December 31,	2002	2001	2000
At beginning of year:			
Reserve for losses and loss expenses	$ 44,792	$ 40,613	$ 38,252
Reinsurance recoverable	(18,896)	(15,661)	(13,652)
	25,896	24,952	24,600
Acquisitions	—	—	236
Losses and loss expenses incurred:			
Current year	16,741	14,870	13,356
Prior years	4,073	536	(252)
Total	20,814	15,406	13,104
Losses and loss expenses paid:			
Current year	5,964	5,199	5,205
Prior years	10,396	9,263	7,783
Total	16,360	14,462	12,988
At end of year:			
Net reserve for losses and loss expenses	30,350	25,896	24,952
Reinsurance recoverable	21,189	18,896	15,661
Total	$ 51,539	$ 44,792	$ 40,613

6. Reserve for Losses and Loss Expenses and Future Life Policy Benefits and Policyholders' Contract Deposits *(continued)*

(b) The analysis of the future policy benefits and policyholders' contract deposits liabilities as at December 31, 2002 and 2001 follows:

(in millions)

	2002	2001
Future policy benefits:		
Long duration contracts	$ 70,096	$ 63,013
Short duration contracts	2,451	1,985
Total	$ 72,547	$ 64,998
Policyholders' contract deposits:		
Annuities	$ 84,903	$ 72,100
Guaranteed investment contracts (GICs)*	37,772	31,551
Corporate life products	2,124	1,977
Universal life	13,080	11,869
Other investment contracts	4,281	1,905
Total	$142,160	$119,402

*Includes approximately $29 billion and $22 billion in the respective years in connection with GIC Programs. See discussion in Note 20 "Special Purpose Vehicles."

(c) Long duration contract liabilities included in future policy benefits, as presented in the table above, result from traditional life products. Short duration contract liabilities are primarily accident and health products. The liability for future life policy benefits has been established based upon the following assumptions:

(i) Interest rates (exclusive of immediate/terminal funding annuities), which vary by territory, year of issuance and products, range from 1.5 percent to 12.0 percent within the first 20 years. Interest rates on immediate/terminal funding annuities are at a maximum of 11.2 percent and grade to not greater than 6.2 percent.

(ii) Mortality and surrender rates are based upon actual experience by geographical area modified to allow for variations in policy form. The weighted average lapse rate, including surrenders, for individual and group life approximated 7.3 percent.

(iii) The portions of current and prior net income and of current unrealized appreciation of investments that can inure to the benefit of AIG are restricted in some cases by the insurance contracts and by the local insurance regulations of the countries in which the policies are in force.

(iv) Participating life business represented approximately 28 percent of the gross insurance in-force at December 31, 2002 and 39 percent of gross premium income in 2002. The amount of annual dividends to be paid is determined locally by the Boards of Directors. Provisions for future dividend payments are computed by jurisdiction, reflecting local regulations.

(d) The liability for policyholders' contract deposits has been established based on the following assumptions:

(i) Interest rates credited on deferred annuities, which vary by territory and year of issuance, range from 1.5 percent to 9.3 percent. Current declared interest rates are generally guaranteed to remain in effect for a period of one year though some are guaranteed for longer periods. Withdrawal charges generally range from zero percent to 18.0 percent grading to zero over a period of zero to 15 years.

(ii) Domestically, GICs have market value withdrawal provisions for any funds withdrawn other than benefit responsive payments. Interest rates credited generally range from 1.2 percent to 9.0 percent. The vast majority of these GICs mature within 10 years. Overseas, interest rates credited on GICs generally range from 2.1 percent to 7.3 percent and maturities range from 1 to 5 years.

(iii) Interest rates on corporate life insurance products are guaranteed at 4.0 percent and the weighted average rate credited in 2002 was 5.8 percent.

(iv) The universal life funds have credited interest rates of 3.8 percent to 7.5 percent and guarantees ranging from 3.0 percent to 5.5 percent depending on the year of issue. Additionally, universal life funds are subject to surrender charges that amount to 11.4 percent of the aggregate fund balance grading to zero over a period not longer than 20 years.

(e) Certain products, which are short duration contracts, are subject to experience adjustments. These include group life and group medical products, credit life contracts, accident & health insurance contracts/riders attached to life policies and, to a limited extent, reinsurance agreements with other direct insurers. Ultimate premiums from these contracts are estimated and recognized as revenue and the unearned portions of the premiums are held as reserves. Experience adjustments vary according to the type of contract and the territory in which the policy is in force and are subject to local regulatory guidance.

7. Statutory Financial Data

Statutory surplus and net income for general insurance and life insurance operations as reported to regulatory authorities were as follows:

(in millions)

Years Ended December 31,	2002	2001	2000
Statutory surplus:			
General insurance	$16,765[(a)]	$17,717	$16,934
Life insurance	22,716	18,302	16,849
Statutory net income [(b)]:			
General insurance	277[(a)]	1,922	2,508
Life insurance	2,529	2,106	2,314

(a) Includes loss reserve charge, net of tax of $1.8 billion.
(b) Includes net realized capital gains and losses.

AIG's insurance subsidiaries file financial statements prepared in accordance with statutory accounting practices prescribed or permitted by domestic or foreign insurance regulatory authorities. The differences between statutory financial statements and financial statements prepared in accordance with GAAP vary between domestic and foreign jurisdictions. The principal differences are that statutory financial statements do not reflect deferred policy acquisition costs and deferred income taxes, all bonds are carried at amortized cost and reinsurance assets and liabilities are presented net of reinsurance. AIG's use of permitted statutory accounting practices does not have a significant impact on statutory surplus.

8. Investment Information

(a) Statutory Deposits: Cash and securities with carrying values of $5.20 billion and $4.55 billion were deposited by AIG's subsidiaries under requirements of regulatory authorities as of December 31, 2002 and 2001, respectively.

(b) Net Investment Income: **An analysis of the net investment income from the general and life insurance operations follows:**

(in millions)

Years Ended December 31,	2002	2001	2000
General insurance:			
Fixed maturities	$ 1,793	$ 1,811	$ 1,815
Equity securities	245	269	214
Short-term investments	37	64	70
Other	804	941	745
Total investment income	2,879	3,085	2,844
Investment expenses	119	192	143
Net investment income	$ 2,760	$ 2,893	$ 2,701
Life insurance:			
Fixed maturities	$10,381	$ 9,018	$ 8,263
Equity securities	98	146	112
Short-term investments	245	281	332
Interest on mortgage, policy and collateral loans	1,137	1,141	1,075
Other	669	863	479
Total investment income	12,530	11,449	10,261
Investment expenses	256	365	299
Net investment income	$12,274	$11,084	$ 9,962

(c) Investment Gains and Losses: **The realized capital gains (losses) and increase (decrease) in unrealized appreciation of investments were as follows:**

(in millions)

Years Ended December 31,	2002	2001	2000
Realized capital gains (losses) on investments:			
Fixed maturities [(a)]	$ (989)	$ (525)	$ (622)
Equity securities	(879)	(114)	340
Other	(573)	(197)	(32)
Realized capital gains (losses)	$(2,441)	$ (836)	$ (314)
Increase (decrease) in unrealized appreciation of investments:			
Fixed maturities	$ 6,600	$ 3,827	$2,782
Equity securities	116	(528)	(897)
Other [(b)]	(1,989)	(1,264)	(418)
Increase (decrease) in unrealized appreciation	$ 4,727	$ 2,035	$1,467

(a) The realized gains (losses) resulted primarily from the disposition of available for sale fixed maturities.
(b) Includes $758 million increase, $598 million increase and $51 million increase in unrealized appreciation attributable to participating policyholders at December 31, 2002, 2001 and 2000, respectively.

8. Investment Information *(continued)*

The gross gains and gross losses realized on the disposition of available for sale securities were as follows:

(in millions)

	Gross Realized Gains	Gross Realized Losses
2002		
Bonds	$1,811	$2,800
Common stocks	363	1,192
Preferred stocks	12	62
Financial services securities available for sale	2	1
Total	$2,188	$4,055
2001		
Bonds	$1,475	$1,969
Common stocks	437	527
Preferred stocks	14	38
Financial services securities available for sale	7	2
Total	$1,933	$2,536
2000		
Bonds	$ 393	$1,001
Common stocks	791	397
Preferred stocks	47	27
Financial services securities available for sale	8	—
Total	$1,239	$1,425

(d) Market Value of Fixed Maturities and Unrealized Appreciation of Investments: At December 31, 2002 and 2001, the balance of the unrealized appreciation of investments in equity securities (before applicable taxes) included gross gains of approximately $261 million and $403 million and gross losses of approximately $1.0 billion and $1.3 billion, respectively.

The deferred tax liability related to the net unrealized appreciation of investments was $2.0 billion at December 31, 2002 and the deferred tax liability related to the net unrealized appreciation of investments was $590 million at December 31, 2001.

The amortized cost and estimated market value of bonds available for sale and carried at market value at December 31, 2002 and 2001 were as follows:

(in millions)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
2002				
Fixed maturities available for sale:				
Bonds:				
U.S. Government [(a)]	$ 4,916	$ 248	$ 12	$ 5,152
States [(b)]	41,533	1,984	106	43,411
Foreign governments	33,885	3,371	51	37,205
All other corporate	151,787	8,818	3,988	156,617
Total bonds	$232,121	$14,421	$4,157	$242,385
2001				
Fixed maturities available for sale:				
Bonds:				
U.S. Government [(a)]	$ 3,750	$ 121	$ 28	$ 3,843
States [(b)]	34,202	939	320	34,821
Foreign governments	28,220	2,023	98	30,145
All other corporate	129,939	3,979	2,953	130,965
Total bonds	$196,111	$7,062	$3,399	$199,774

(a) Including U.S. Government agencies and authorities.
(b) Including municipalities and political subdivisions.

The amortized cost and estimated market values of fixed maturities available for sale at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

(in millions)

	Amortized Cost	Estimated Market Value
Fixed maturities available for sale:		
Due in one year or less	$ 11,943	$ 12,163
Due after one year through five years	48,802	50,446
Due after five years through ten years	72,297	75,497
Due after ten years	99,079	104,279
Total available for sale	$232,121	$242,385

(e) Securities Available for Sale: AIGFP follows a policy of minimizing interest rate, equity and currency risks associated with securities available for sale by entering into swap or other transactions. In addition, to reduce its credit risk, AIGFP has entered into credit derivative transactions with respect to $66 million of securities available for sale. At December 31, 2002, the cumulative decrease in carrying value of the securities available for sale and related hedges as a result of marking to market such securities net of hedging transactions was $28 million.

8. Investment Information *(continued)*

The amortized cost, related hedges and estimated market value of securities available for sale and carried at market value at December 31, 2002 and 2001 were as follows:

(in millions)

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Unrealized Gains (Losses) – net on Hedging Transactions*	Estimated Market Value
2002					
Securities available for sale:					
Corporate and bank debt	$ 9,595	$ 848	$ 86	$ (777)	$ 9,580
Foreign government obligations	63	13	1	(12)	63
Asset-backed and collateralized	4,181	535	(10)	(572)	4,154
Preferred stocks	1,192	40	7	(31)	1,194
U.S. Government obligations	1,684	147	(2)	(137)	1,696
Total	$16,715	$1,583	$ 82	$(1,529)	$16,687
2001					
Securities available for sale:					
Corporate and bank debt	$10,936	$ 198	$352	$ 183	$10,965
Foreign government obligations	1,154	8	7	(1)	1,154
Asset-backed and collateralized	4,276	98	83	(41)	4,250
Preferred stocks	1,204	1	14	19	1,210
U.S. Government obligations	223	12	3	(10)	222
Total	$17,793	$ 317	$459	$ 150	$17,801

* The cumulative decrease in carrying value of securities available for sale and related hedges as a result of marking to market such securities net of hedging transactions was $28 million.

The amortized cost and estimated market values of securities available for sale at December 31, 2002, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because certain borrowers have the right to call or prepay certain obligations with or without call or prepayment penalties.

(in millions)

	Amortized Cost	Estimated Market Value
Securities available for sale:		
Due in one year or less	$ 3,393	$ 3,419
Due after one year through five years	3,801	3,807
Due after five years through ten years	1,480	1,478
Due after ten years	3,860	3,829
Asset-backed and collateralized	4,181	4,154
Total securities available for sale	$16,715	$16,687

Only an insignificant amount of securities available for sale were below investment grade at December 31, 2002.

8. Investment Information *(continued)*

(f) Finance Receivables: **Finance receivables, net of unearned finance charges, were as follows:**

(in millions)

Years Ended December 31,	2002	2001	2000
Real estate loans	$ 9,819	$ 7,980	$ 7,670
Non-real estate loans	3,138	3,288	3,157
Credit card loans	1,215	1,091	757
Retail sales finance	1,888	1,845	1,730
Other loans	274	283	505
Total finance receivables	16,334	14,487	13,819
Allowance for losses	(477)	(532)	(492)
Finance receivables, net	$15,857	$13,955	$13,327

(g) CMOs: At December 31, 2002, CMOs, held by AIG's life companies, were presented as a component of bonds available for sale, at market value. Substantially all of the CMOs were investment grade and approximately 24 percent of the CMOs were backed by various U.S. government agencies. The remaining 76 percent were corporate issuances.

The distribution of the CMOs at December 31, 2002 and 2001 was as follows:

(in millions)

	2002	2001
GNMA	1%	3%
FHLMC	13	12
FNMA	9	10
VA	1	1
Non-governmental	76	74
	100%	100%

AIG is not exposed to any significant credit concentration risk of a single or group non-governmental issuer.

At December 31, 2002, the gross weighted average coupon of this portfolio was 6.09 percent. The gross weighted average life of this portfolio was approximately 5.10 years.

At December 31, 2002 and 2001, the market value of the CMO portfolio was $35.61 billion and $32.62 billion, respectively; the amortized cost was approximately $34.30 billion in 2002 and $32.20 billion in 2001. AIG's CMO portfolio is readily marketable. There were no derivative (high risk) CMO securities contained in this portfolio at December 31, 2002 and 2001.

(h) Fixed Maturities Below Investment Grade: At December 31, 2002, fixed maturities held by AIG that were below investment grade or not rated totaled $23.94 billion.

(i) At December 31, 2002, non-income producing invested assets were insignificant.

9. Debt Outstanding

At December 31, 2002, AIG's debt outstanding of $71.89 billion, shown below, included borrowings of $64.98 billion which were either not guaranteed by AIG or were matched borrowings under obligations of guaranteed investment agreements (GIAs) or matched notes and bonds payable.

(in millions)

Borrowings under obligations of GIAs – AIGFP	$14,850
Commercial Paper:	
ILFC [(a)]	4,213
AGF [(a)]	2,956
Funding	1,645
AIGCCC – Taiwan [(a)]	234
AIGF – Taiwan [(a)]	64
Total	9,112
Medium Term Notes:	
AGF [(a)]	7,719
ILFC [(a)]	4,970
AIG	998
Total	13,687
Notes and Bonds Payable:	
AIGFP	16,940
ILFC [(a)(b)]	9,825
AGF [(a)]	2,266
AIG	1,608
AGC	1,542
Total	32,181
Loans and Mortgages Payable:	
AIGCFG [(a)]	735
AIG	697
ILFC [(a)(c)]	261
AIG Finance (Hong Kong) Limited [(a)]	229
Other subsidiaries [(a)]	133
Total	2,055
Total Borrowings	71,885
Borrowings not guaranteed by AIG	33,605
Matched GIA borrowings – AIGFP	14,850
Matched notes and bonds payable – AIGFP	16,526
	64,981
Remaining borrowings of AIG	$ 6,904

(a) AIG does not guarantee these borrowings.
(b) Includes borrowings under Export Credit Facility of $2.09 billion.
(c) Capital lease obligations.

The amount of long-term borrowings is $49.42 billion and the amount of short-term borrowings is $22.47 billion. Long-term borrowings include commercial paper and short-term borrowings represent borrowings that mature in less than one year.

9. Debt Outstanding *(continued)*

(a) Borrowings under Obligations of Guaranteed Investment Agreements: Borrowings under obligations of guaranteed investment agreements, which are guaranteed by AIG, are recorded at the amount outstanding under each contract. Obligations may be called at various times prior to maturity at the option of the counterparty. Interest rates on these borrowings are primarily fixed, vary by maturity, and range up to 9.8 percent.

Payments due under these investment agreements in each of the next five years ending December 31, and the periods thereafter based on the earliest call dates, were as follows:

(in millions)

2003	$ 5,756
2004	677
2005	383
2006	196
2007	180
Remaining years after 2007	7,658
Total	$14,850

At December 31, 2002, the market value of securities pledged as collateral with respect to these obligations approximated $4.8 billion.

Funds received from GIA borrowings are invested in a diversified portfolio of securities and derivative transactions.

(b) Commercial Paper: **At December 31, 2002, the commercial paper issued and outstanding was as follows:**

(dollars in millions)

	Net Book Value	Unamortized Discount and Accrued Interest	Face Amount	Weighted Average Interest Rate	Weighted Average Maturity In Days
ILFC	$4,213	$ 6	$4,219	1.46%	35
AGF	2,956	3	2,959	1.43	33
Funding	1,645	1	1,646	1.45	20
AIGCCC – Taiwan*	234	1	235	2.61	31
AIGF – Taiwan*	64	—	64	4.09	60
Total	$9,112	$11	$9,123	—	—

*Issued in Taiwan N.T. dollars at prevailing local interest rates.

At December 31, 2002, AIG did not guarantee the commercial paper of any of its subsidiaries other than Funding. On July 8, 2002, AGC ceased issuing commercial paper under its program. AGC's funding requirements are now being met through Funding's commercial paper program.

(c) Medium Term Notes Payable:

(i) Medium Term Notes Payable Issued by AGF: AGF's Medium Term Notes are unsecured obligations which generally may not be redeemed by AGF prior to maturity and bear interest at either fixed rates set by AGF at issuance or variable rates determined by reference to an interest rate or other formula.

As of December 31, 2002, notes aggregating $7.72 billion were outstanding with maturity dates ranging from 2003 to 2012 at interest rates ranging from 1.48 percent to 7.95 percent. To the extent deemed appropriate, AGF may enter into swap transactions to reduce its effective borrowing rates with respect to these notes.

At December 31, 2002, the maturity schedule for AGF's outstanding Medium Term Notes was as follows:

(in millions)

2003	$ 625
2004	1,898
2005	1,080
2006	1,274
2007	1,356
Remaining years after 2007	1,486
Total	$7,719

(ii) Medium Term Notes Payable Issued by ILFC: ILFC's Medium Term Notes are unsecured obligations which may not be redeemed by ILFC prior to maturity and bear interest at fixed rates set by ILFC at issuance.

As of December 31, 2002, notes aggregating $4.97 billion were outstanding with maturity dates from 2003 to 2007 at interest rates ranging from 3.95 percent to 8.26 percent. These notes provide for a single principal payment at the maturity of each note.

At December 31, 2002, the maturity schedule for ILFC's outstanding Medium Term Notes was as follows:

(in millions)

2003	$2,447
2004	1,053
2005	850
2006	250
2007	370
Total	$4,970

(iii) Medium Term Notes Payable Issued by AIG: AIG's Medium Term Notes are unsecured obligations which generally may not be redeemed by AIG prior to maturity and bear interest at either fixed rates set by AIG at issuance or variable rates determined by reference to an interest rate or other formula.

9. Debt Outstanding *(continued)*

An analysis of AIG's Medium Term Notes for the year ended December 31, 2002 was as follows:

(in millions)

	AIG	SunAmerica Inc.	Total
Balance December 31, 2001	$371	$171	$542
Issued during year	504	—	504
Matured during year	(24)	(24)	(48)
Balance December 31, 2002	$851	$147	$998

The interest rates on AIG's Medium Term Notes range from 0.50 percent to 4.52 percent. To the extent deemed appropriate, AIG may enter into swap transactions to reduce its effective borrowing rates with respect to these notes.

At December 31, 2002, Medium Term Notes issued by SunAmerica Inc. aggregating $147 million had maturity dates ranging from 2003 to 2026 at interest rates ranging from 6.03 percent to 7.34 percent.

During 2000, AIG issued $210 million of equity-linked Medium Term Notes due May 15, 2007. These notes accrue interest at the rate of 0.50 percent and the total return on these notes is linked to the appreciation in market value of AIG's common stock. The notes may be redeemed, at the option of AIG, as a whole but not in part, at any time on or after May 15, 2003. In conjunction with the issuance of these notes, AIG entered into a series of swap transactions which effectively converted its interest expense to a fixed rate of 7.17 percent until May 15, 2003 and 0.50 percent thereafter and transferred the equity appreciation exposure to a third party for the life of the notes. AIG is exposed to credit risk with respect to the counterparties to these swap transactions.

At December 31, 2002, the maturity schedule for AIG's outstanding Medium Term Notes, including those issued by SunAmerica Inc., was as follows:

(in millions)

2003	$162
2004	23
2005	555
2006	24
2007	210
Remaining years after 2007	24
Total	$998

At December 31, 2002, AIG had $140 million of debt securities registered and available for issuance from time to time.

(d) Notes and Bonds Payable:

(i) Notes and Bonds Payable Issued by AIGFP: **At December 31, 2002, AIGFP's notes and bonds outstanding, the proceeds of which are invested in a segregated portfolio of securities available for sale, were as follows:**

(dollars in millions)

Range of Maturities	Currency	Range of Interest Rates	U.S. Dollar Carrying Value
2003-2031	U.S. dollar	1.21-6.29%	$ 8,016
2003-2026	United Kingdom pound	3.69-5.74	2,555
2003	Euro	2.82-7.76	1,612
2006-2008	New Zealand dollar	6.30-8.35	628
2003	Japanese yen	0.03-4.50	342
Total			$13,153

AIGFP is also obligated under various bonds maturing from 2003 through 2042. The majority of these notes are denominated in U.S. dollars, Euros and Japanese yen. The weighted average interest rate of these bonds is 4.06 percent. At December 31, 2002, the remaining bonds had a U.S. dollar carrying value of $3.79 billion.

At December 31, 2002, the maturity schedule for AIGFP's Notes and Bonds Payable was as follows:

(in millions)

2003	$9,024
2004	1,706
2005	545
2006	596
2007	387
Remaining years after 2007	4,682
Total	$16,940

AIG guarantees all of AIGFP's debt.

(ii) Notes Issued by ILFC: ILFC has issued unsecured obligations which may not be redeemed prior to maturity.

As of December 31, 2002, notes aggregating $7.48 billion were outstanding with maturity dates from 2003 to 2009 and interest rates ranging from 3.32 percent to 8.38 percent. Notes aggregating $1.38 billion are at floating interest rates and the remainder are at fixed rates. These notes provide for a single principal payment at maturity.

At December 31, 2002, the maturity schedule for ILFC's Notes was as follows:

(in millions)

2003	$ 950
2004	1,863
2005	826
2006	700
2007	1,954
Remaining years after 2007	1,182
Total	$7,475

9. Debt Outstanding *(continued)*

ILFC had $6.08 billion of debt securities registered for public sale at December 31, 2002. During the second quarter of 2002, ILFC expanded its Euro Medium Term Note Program from $2.0 billion to $4.0 billion, under which $2.31 billion in notes were sold through December 31, 2002. ILFC has eliminated the currency exposure arising from the notes by either hedging the notes through swaps, or through the offset provided by operating lease payments. ILFC translates the debt into U.S. dollars using current exchange rates. The foreign exchange adjustment for the euro denominated note was $265 million at December 31, 2002. Notes issued under this program are included in Notes and Bonds Payable in the accompanying table of borrowings.

ILFC had a $4.3 billion Export Credit Facility for use in connection with the purchase of approximately 75 aircraft delivered through 2001. This facility was guaranteed by various European Export Credit Agencies. The interest rate varies from 5.75 percent to 5.90 percent on these borrowings depending on the delivery date of the aircraft. At December 31, 2002, ILFC had $2.09 billion outstanding under this facility. The debt is collateralized by a pledge of the shares of a subsidiary of ILFC, which holds title to the aircraft financed under the facility. Borrowings with respect to this facility are included in Notes and Bonds Payable.

At December 31, 2002, the future minimum payments for ILFC's borrowings under the Export Credit Facility were as follows:

(in millions)	
2003	$ 284
2004	284
2005	284
2006	284
2007	284
Remaining years after 2007	665
Total	$2,085

AIG does not guarantee any of the debt obligations of ILFC.

(iii) Notes and Bonds Payable Issued by AGF: As of December 31, 2002, AGF notes aggregating $2.27 billion were outstanding with maturity dates ranging from 2003 to 2009 at interest rates ranging from 5.75 percent to 8.45 percent. These notes provide for a single principal payment at maturity.

At December 31, 2002, the maturity schedules for AGF Term Notes and Bonds were as follows:

(in millions)	
2003	$1,368
2004	200
2005	399
2006	—
2007	—
Remaining years after 2007	299
Total	$2,266

AGF had $4.3 billion of debt securities registered and available for issuance at December 31, 2002. AGF uses the proceeds from the issuance of notes and bonds for the funding of its finance receivables.

AIG does not guarantee any of the debt obligations of AGF.

(iv) Notes, Bonds and Debentures Issued by AIG.

(A) Zero Coupon Notes: On October 1, 1984, AIG issued Eurodollar zero coupon notes in the aggregate principal amount at stated maturity of $750 million. The notes were offered at 12 percent of principal amount at stated maturity, bear no interest and are due August 15, 2004. The net proceeds to AIG from the issuance were $86 million. The notes are redeemable at any time in whole or in part at the option of AIG at 100 percent of their principal amount at stated maturity. The notes are also redeemable at the option of AIG or bearer notes may be redeemed at the option of the holder in the event of certain changes involving taxation in the United States at prices ranging from 80.78 percent currently, to 89.88 percent after August 15, 2003, of the principal amount at stated maturity together with accrued amortization of original issue discount from the preceding August 15. During 2002 and 2001, no notes were repurchased. At December 31, 2002, the notes outstanding after prior purchases had a face value of $189 million, an unamortized discount of $31 million and a net book value of $158 million. The amortization of the original issue discount was recorded as interest expense.

(B) Zero Coupon Convertible Senior Debentures: On November 9, 2001, AIG issued zero coupon convertible senior debentures in the aggregate principal amount at stated maturity of $1.52 billion. The notes were offered at 65.8 percent of principal amount at stated maturity, bear no interest unless contingent interest becomes payable under certain conditions and are due November 9, 2031. The net proceeds to AIG were $990 million. Commencing January 1, 2002, holders may convert the debentures into shares of AIG common stock at a conversion rate of 6.0627 shares per $1,000 principal amount of debentures on any day if AIG's common stock price exceeds 120 percent of the conversion price on the

9. Debt Outstanding (continued)

last trading day of the preceding fiscal quarter for a set period of time, and after September 30, 2031, on any day if AIG's common stock price exceeds such amount for one day, subject to certain restrictions. The debentures are redeemable by AIG on or after November 9, 2006 at specified redemption prices. Holders may require AIG to repurchase the debentures at specified repurchase prices on November 9, 2006, 2011, 2016, 2021 and 2026. At December 31, 2002, the debentures outstanding had a face value of $1.52 billion, unamortized discount of $504 million and a net book value of $1.02 billion. The amortization of the original issue discount was recorded as a component of other income (deductions)–net.

(C) Italian Lire Bonds: In December, 1991, AIG issued unsecured bonds denominated in Italian Lire that accrued interest at a rate of 11.7 percent per annum. The principal amount of 200 billion Italian Lire Bonds matured December 4, 2001.

(D) Notes and Debentures Issued by SunAmerica Inc.: As of December 31, 2002, notes and debentures issued by SunAmerica Inc. aggregating $434 million (net of amortized discount of $41 million) were outstanding with maturity dates from 2007 to 2097 at interest rates ranging from 5.60 percent to 9.95 percent.

(v) Notes and Bonds Payable Issued by AGC: As of December 31, 2002, AGC notes aggregating $1.54 billion were outstanding with maturity dates ranging from 2003 to 2029 at interest rates ranging up to 7.75 percent.

At December 31, 2002, the maturity schedules for AGC Notes and Bonds were as follows:

(in millions)

2003	$ 300
2004	149
2005	297
2006	—
2007	—
Remaining years after 2007	796
Total	$1,542

As of November 2001, AIG guaranteed the notes and bonds of AGC. During 2002, AGC issued $200 million in notes which matured in March 2003. These notes are included in Notes and Bonds Payable in the accompanying table of borrowings.

(e) Loans and Mortgages Payable: **Loans and mortgages payable at December 31, 2002, consisted of the following:**

(in millions)

	Uncollateralized Loans Payable	Collateralized Loans and Mortgages Payable
ILFC	$ —	$261
AIG Finance (Hong Kong) Limited	229	—
CFG	735	—
AIG	554	143
Other subsidiaries	67	66
Total	$1,585	$470

At December 31, 2002, ILFC's capital lease obligations were $261 million. Fixed interest rates with respect to these obligations range from 6.18 percent to 6.89 percent; variable rates are referenced to LIBOR. These obligations mature through 2005. The flight equipment associated with the capital lease obligations had a net book value of $892 million.

At December 31, 2002, the maturity schedule for ILFC's capital lease obligations, were as follows:

(in millions)

2003	$128
2004	113
2005	45
Total minimum lease obligations	286
Less amount representing interest	25
Present value of net minimum capital lease obligations	$261

(f) **As of December 31, 2002, the combined payments due of all significant debt, excluding commercial paper, in each of the next five years and periods thereafter were as follows:**

(in millions)

2003	$22,468
2004	8,186
2005	5,299
2006	3,406
2007	5,004
Remaining years after 2007	18,410
Total	$62,773

(g) Revolving Credit Facilities: AIG and Funding are parties to unsecured syndicated revolving credit facilities (collectively, the Facility) aggregating $2.75 billion. The Facility consists of $1.375 billion in a short-term revolving credit facility and $1.375 billion in a five year revolving credit facility. The Facility can be used for general corporate purposes and also to provide backup for AIG's commercial paper programs administered by Funding. There are currently no borrowings outstanding under the Facility, nor were any borrowings outstanding as of December 31, 2002.

9. Debt Outstanding *(continued)*

AGF is a party to unsecured syndicated revolving credit facilities aggregating $3.0 billion. The facilities consist of $1.5 billion in a short-term revolving credit facility and $1.5 billion in a five year revolving credit facility, which support AGF's commercial paper borrowings. There are currently no borrowings under these facilities, nor were any borrowings outstanding as of December 31, 2002.

ILFC is a party to unsecured syndicated revolving credit facilities aggregating $3.15 billion to support its commercial paper program. The facilities consist of $2.15 billion in a short-term revolving credit facility and $1.0 billion in a three year revolving credit facility. There are currently no borrowings under these facilities, nor were any borrowings outstanding as of December 31, 2002.

(b) Interest Expense for All Indebtedness: Total interest expense for all indebtedness, net of capitalized interest, aggregated $3.57 billion in 2002, $3.97 billion in 2001 and $3.64 billion in 2000. Capitalized interest was $61 million in 2002, $71 million in 2001 and $69 million in 2000. Cash distributions on the preferred shareholders' equity in subsidiary companies of ILFC and certain AIG SunAmerica, AGC and HSB subsidiaries are accounted for as interest expense and included as minority interest in the consolidated statement of income. The cash distributions for ILFC were approximately $5 million, $15 million and $19 million for the years ended December 31, 2002, 2001 and 2000, respectively. The cash distributions for the AIG SunAmerica subsidiaries were approximately $8 million, $46 million and $62 million for the years ended December 31, 2002, 2001 and 2000, respectively. The cash distributions for AGC subsidiaries were approximately $129 million, $153 million and $158 million for the years ended December 31, 2002, 2001 and 2000, respectively.

10. Preferred Shareholders' Equity in Subsidiary Companies

Preferred shareholders' equity in subsidiary companies represents preferred stocks issued by ILFC and certain SunAmerica, AGC and HSB subsidiaries, wholly owned subsidiaries of AIG.

(a) ILFC: At December 31, 2002, the preferred stock consists of 1,000 shares of market auction preferred stock ("MAPS") in two series (Series A and B) of 500 shares each. Each of the MAPS shares has a liquidation value of $100,000 per share and is not convertible. The dividend rate, other than the initial rate, for each dividend period for each series is reset approximately every seven weeks (49 days) on the basis of orders placed in an auction. ILFC repurchased all of the shares of five additional series for their liquidation value in the fourth quarter of 2001 and a sixth in the first six months of 2002. No gains or losses were recognized. During 2001, ILFC extended the term of the Series A to five years at a dividend rate of 5.90 percent. At December 31, 2002, the dividend rate for Series B was 2.15 percent.

(b) AIG SunAmerica: The preferred stock consists of $350 million liquidation amount of 7.5% Non-Voting Preferred Interests issued by Total Return LLC, a wholly owned subsidiary of AIG SunAmerica, in March 2000. The preferred stock was redeemed in March 2003.

In March 2001, SunAmerica Capital Trust II redeemed the 8.35% Trust Originated Preferred Securities for $185 million plus accrued and unpaid dividends to the redemption date. Concurrently, AIG SunAmerica redeemed all of the related 8.35% junior subordinated debentures, due 2044, for $191 million plus accrued interest.

In December 2001, SunAmerica Capital Trust III redeemed the 8.30% Trust Originated Preferred Securities for $310 million plus accrued and unpaid dividends to the redemption date. Concurrently, AIG SunAmerica redeemed all of the related 8.30% junior subordinated debentures, due 2045, for $321 million plus accrued interest.

(c) AGC: The preferred stock has been issued by five subsidiary trusts (the subsidiaries).

10. Preferred Shareholders' Equity in Subsidiary Companies *(continued)*

The sole assets of these subsidiaries are Junior Subordinated Debentures (Subordinated Debentures) issued by AGC. These subsidiaries have no independent operations. The Subordinated Debentures are eliminated in consolidation.

The interest terms and payment dates of the Subordinated Debentures held by the subsidiaries correspond to those of the subsidiaries' preferred securities. AGC's obligations under the Subordinated Debentures and related agreements, when taken together, constitute a full and unconditional guarantee by AGC of payments due on the preferred securities. The Subordinated Debentures are redeemable, under certain conditions, at the option of AGC on a proportionate basis.

The preferred stock consists of $100 million liquidation value of 8.05% preferred stock issued by American General Capital III in December 2000, $300 million liquidation value of 8.5% preferred stock issued by American General Capital II in June 2000, $200 million liquidation value of 7.875% preferred stock issued by American General Capital I in September 1999, $500 million liquidation value of 8.125% preferred stock issued by American General Institutional Capital B in March 1997, and $500 million liquidation value of 7.57% preferred stock issued by American General Institutional Capital A in December 1996.

In July 2001, $215 million liquidation value of 8.125% preferred stock were redeemed by American General Capital, L.L.C. and $287 million liquidation value of 8.45% preferred stock were redeemed by American General Capital, L.L.C.

On March 1, 2000, AGC redeemed 2.3 million shares or $85 million of its 7 percent convertible preferred stock by issuing 3.8 million shares of AGC common stock. On June 30, 2000, holders converted approximately 5 million shares or $250 million of 6 percent convertible preferred securities issued by American General Delaware, L.L.C. into 12.3 million shares of AGC common stock.

(d) HSB: The preferred stock consists of $95 million liquidation value of Exchange Capital Securities issued in July 1997 by HSB Capital I, a statutory business trust wholly owned by HSB. The sole assets of HSB Capital I are invested in debt securities of HSB. The capital securities accrue and pay quarterly cash distributions at a variable rate equal to 90-day LIBOR plus 0.91% of the stated liquidation amount of $1,000 per capital security, which rate was 2.29% at December 31, 2002. The capital securities are not redeemable prior to July 15, 2007 and are mandatorily redeemable upon the maturity of the debt securities on July 15, 2027 or the earlier redemption of the debt securities. AIG has issued a guarantee of the obligations of HSB, which together with the terms of the debt securities, the guarantee of HSB with respect to the capital securities, the indenture and the trust agreement with respect to the trust provide a full and unconditional guarantee of payments due on the capital securities. The trust is accounted for as a wholly owned subsidiary of AIG. The debt securities issued to the trust and the common securities issued by the trust to HSB are eliminated in the consolidated balance sheet.

11. Capital Funds

(a) AIG parent depends on its subsidiaries for cash flow in the form of loans, advances and dividends. AIG's insurance subsidiaries are subject to regulatory restrictions on the amount of dividends which can be remitted to AIG parent. These restrictions vary by state. For example, unless permitted by the New York Superintendent of Insurance, general insurance companies domiciled in New York may not pay dividends to shareholders which in any twelve month period exceed the lesser of 10 percent of the company's statutory policyholders' surplus or 100 percent of its "adjusted net investment income", as defined. Generally, less severe restrictions applicable to both general and life insurance companies exist in most of the other states in which AIG's insurance subsidiaries are domiciled. Certain foreign jurisdictions have restrictions which generally cause only a temporary delay in the remittance of dividends. There are also various local restrictions limiting cash loans and advances to AIG by its subsidiaries. Largely as a result of the restrictions, approximately 72 percent of consolidated capital funds were restricted from immediate transfer to AIG parent at December 31, 2002.

(b) At December 31, 2002, there were 6,000,000 shares of AIG's $5 par value serial preferred stock authorized, issuable in series.

11. Capital Funds *(continued)*

(c) The common stock activity for the three years ended December 31, 2002 was as follows:

	2002	2001	2000[(a)]
Shares outstanding at beginning of year	2,615,431,999	2,622,605,925	1,836,381,824
Acquired during the year	(10,959,815)	(14,690,943)	(19,677,939)
Issued pursuant to Restricted Stock Unit Obligations	—	580,843	—
Conversion of preferred stock and securities	—	—	9,317,340
Issued under stock option and purchase plans	4,633,631	6,718,336	7,307,010
Issued in connection with acquisitions	176,076	510,684	17,774,094
Issued under contractual obligations	318,940	297,715	63,277
Stock split effected as stock dividend	—	—	814,956,829
Other [(b)]	—	(590,561)	(43,516,510)
Shares outstanding at end of year	2,609,600,831	2,615,431,999	2,622,605,925

[(a)] Outstanding shares have been adjusted to reflect the conversion of all outstanding AGC shares by converting each outstanding share of AGC to 0.5790 shares of AIG.

[(b)] Primarily shares issued to AIG and subsidiaries as part of stock split effected as stock dividend and conversion of SunAmerica Inc. non-transferrable Class B stock to common stock.

Common stock increased and retained earnings decreased $2.04 billion in 2000 as a result of a common stock split in the form of 50 percent common stock dividend paid July 28, 2000.

12. Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are entered into by AIG and certain of its subsidiaries. In addition, AIG guarantees various obligations of certain subsidiaries.

(a) Commitments to extend credit are agreements to lend subject to certain conditions. These commitments generally have fixed expiration dates or termination clauses and typically require payment of a fee. These commitments approximated $400 million and $300 million for December 31, 2002 and 2001, respectively. AIG uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. AIG evaluates each counterparty's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by AIG upon extension of credit, is based on management's credit evaluation of the counterparty.

(b) AIG and certain of its subsidiaries become parties to financial instruments with market risk resulting from both dealer and end user activities and to reduce currency, interest rate, equity and commodity exposures. To the extent those instruments are carried at their estimated fair value, the elements of currency, interest rate, equity and commodity risks are reflected in the consolidated balance sheet. Collateral is required, at the discretion of AIG, on certain transactions based on the creditworthiness of the counterparty.

(c) AIGFP becomes a party to derivative financial instruments in the normal course of its business and to reduce its currency, interest rate and equity exposures. Interest rate, currency and equity risks related to such instruments are reflected in the consolidated financial statements to the extent these instruments are carried at a market or a fair value, whichever is appropriate. The recorded estimated fair values of such instruments may be different than the values that might be realized if AIGFP were required to sell or close out the transactions prior to maturity.

AIGFP, in the ordinary course of its operations and as principal, structures derivative transactions to meet the needs of investors who may be seeking to hedge certain aspects of such investors' operations. AIGFP may also enter into derivative transactions for its own account. Such derivative transactions include interest rate, currency and equity swaps, swaptions and forward commitments. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. AIGFP typically becomes a principal in the exchange of interest payments between the

12. Commitments and Contingent Liabilities *(continued)*

parties and, therefore, may be exposed to loss, if counterparties default. Currency and equity swaps are similar to interest rate swaps, but involves the exchange of specific currencies or the cashflows based on the underlying equity securities or indices. Also, they may involve the exchange of principal amounts at the beginning and end of the transaction. Swaptions are options where the holder has the right but not the obligation to enter into a swap transaction or cancel an existing swap transaction. At December 31, 2002, the notional principal amount of the sum of the swap pays and receives approximated $817.4 billion, primarily related to interest rate swaps of approximately $580.0 billion.

The notional amounts used to express the extent of involvement in swap transactions represent a standard of measurement of the volume of swaps business of AIGFP. Notional amount is not a quantification of market risk or credit risk and it may not necessarily be recorded on the balance sheet. Notional amounts represent those amounts used to calculate contractual cash flows to be exchanged and are not paid or received, except for certain contracts such as currency swaps.

The timing and the amount of cash flows relating to AIGFP's foreign exchange forwards and exchange traded futures and options contracts are determined by each of the respective contractual agreements.

The following table presents AIGFP's derivatives portfolio by maturity and type of derivative at December 31, 2002 and December 31, 2001:

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2002	Total 2001
Interest rate, currency and equity swaps and swaptions:						
Notional amount:*						
Interest rate swaps	$147,331	$289,463	$128,118	$15,082	$579,994	$436,669
Currency swaps	47,120	80,486	42,945	6,436	176,987	139,174
Swaptions and equity swaps	20,672	26,169	9,111	4,484	60,436	58,491
Total	$215,123	$396,118	$180,174	$26,002	$817,417	$634,334

*Notional amount is not representative of either market risk or credit risk.

Futures and forward contracts are contracts for delivery of foreign currencies or financial indices in which the seller/purchaser agrees to make/take delivery at a specified future date of a specified instrument, at a specified price or yield. Risks arise as a result of movements in current market prices from contracted prices and the potential inability of counterparties to meet their obligations under the contracts. At December 31, 2002, the contractual amount of AIGFP's futures and forward contracts approximated $54.2 billion.

The following table presents AIGFP's futures and forward contracts portfolio by maturity and type of derivative at December 31, 2002 and December 31, 2001:

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2002	Total 2001
Exchange traded futures contracts contractual amount	$10,524	—	—	—	$10,524	$10,036
Over the counter forward contracts contractual amount	$43,220	$220	$187	—	$43,627	$58,003

12. Commitments and Contingent Liabilities *(continued)*

AIGFP enters into credit derivative transactions in the ordinary course of its business. The overwhelming majority of AIGFP's credit derivatives require AIGFP to provide credit protection on a designated portfolio of loans or debt securities. AIGFP provides such credit protection only on a "second loss" basis, under which AIGFP's payment obligations arise only after credit losses in the designated portfolio exceed a specified threshold amount or level of "first losses." The threshold amount of credit losses that must be realized before AIGFP has any payment obligation is negotiated for each transaction by AIGFP to provide that the likelihood of any payment obligation by AIGFP under each transaction is remote, even in severe recessionary market scenarios.

In many cases, the credit risk associated with a designated portfolio is tranched into different layers of risk, which are then analyzed and rated by the credit rating agencies. Typically, there will be an equity layer covering the first credit losses in respect of the portfolio up to a specified percentage of the total portfolio, and then successive layers that are rated, generally a BBB rated layer, and A rated layer, an AA rated layer and an AAA rated layer. In transactions that are rated, the risk layer or tranche that is immediately junior to the threshold level above which AIGFP's payment obligation would arise is rated AAA by the rating agencies. For that reason, the risk layer assumed by AIGFP with respect to the designated portfolio in these transactions is often called the "super senior" risk layer, defined as the layer of credit risk senior to a risky layer that has been rated AAA by the credit rating agencies or if the transaction is not rated, equivalent thereto. For example, in a transaction with an equity layer covering credit losses from 0 to 2 percent of the total portfolio, a BBB rated layer covering credit losses from 2 to 4 percent, an A rated layer from 4 to 6 percent, an AA rated layer from 6 to 8 percent and a AAA rated layer from 8 to 11 percent. AIGFP would cover credit losses arising in respect of the portfolio that exceeded an 11 percent first loss threshold amount, and thereby bear risk that is senior to the 8 to 11 percent AAA rated risk layer.

AIGFP continually monitors the underlying portfolios to determine whether the credit loss experience for any particular portfolio has caused the likelihood of AIGFP having a payment obligation under the transaction to be greater than super senior risk. AIGFP maintains the ability opportunistically to hedge specific securities in a portfolio and thereby further limit its exposure to loss, AIGFP has hedged outstanding transactions in this manner on occasion. AIGFP has never had a payment obligation under these credit derivatives transactions. Furthermore, based on portfolio credit losses experienced to date under all outstanding transactions, no transaction has experienced credit losses in an amount that has made the likelihood of AIGFP having to make a payment, in AIGFP's view, to be greater than remote, even in severe recessionary market scenarios. At December 31, 2002, the notional amount with respect to AIGFP's credit derivative portfolio was $125.7 billion.

AIGFP utilizes various credit enhancements, including letters of credit, guarantees, collateral, credit triggers, credit derivatives and margin agreements to reduce the credit exposure relating to these off-balance sheet financial instruments. AIGFP requires credit enhancements in connection with specific transactions based on, among other things, the creditworthiness of the counterparties and the transaction's size and maturity. In addition, AIGFP's derivative transactions are generally documented under ISDA Master Agreements. Management believes that such agreements provide for legally enforceable set-off and close out netting of exposures to specific counterparties. Under such agreements, in connection with an early termination of a transaction, AIGFP is permitted to set-off its receivables from a counterparty against its payables to the same counterparty arising out of all included transactions. As a result, the net replacement value represents the net sum of estimated positive fair values after the application of netting agreements excluding collateral held. The net exposure to credit risk or the net replacement value of all interest rate, currency, and equity swaps, swaptions and forward commitments approximated $14.98 billion at December 31, 2002 and $10.84 billion at December 31, 2001. The net replacement value for futures and forward contracts approximated $110 million at December 31, 2002 and $64 million at December 31, 2001. The net replacement value most closely represents the net credit risk to AIGFP or the maximum amount exposed to potential loss.

AIGFP independently evaluates the creditworthiness of its counterparties, taking into account credit ratings assigned by recognized statistical rating organizations. In addition, AIGFP's credit approval process involves pre-set counterparty, country and industry credit exposure limits and, for particularly credit intensive transactions, obtaining approval from AIG's Credit Risk Committee. The average credit rating of AIGFP's counterparties as a whole (as measured by AIGFP) is equivalent to AA. The maximum potential loss will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions.

12. Commitments and Contingent Liabilities *(continued)*

AIGFP determines counterparty credit quality by reference to ratings from independent rating agencies or internal analysis. At December 31, 2002 and December 31, 2001, the counterparty credit quality by derivative product with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2002	Total 2001
Counterparty credit quality:				
AAA	$ 7,082	$ 95	$ 7,177	$ 4,388
AA	3,856	15	3,871	3,214
A	2,887	—	2,887	2,498
BBB	1,120	—	1,120	784
Below investment grade	35	—	35	23
Total	$14,980	$110	$15,090	$10,907

At December 31, 2002 and December 31, 2001, the counterparty breakdown by industry with respect to the net replacement value of AIGFP's derivatives portfolio was as follows:

(in millions)

	Net Replacement Value			
	Swaps and Swaptions	Futures and Forward Contracts	Total 2002	Total 2001
Non-U.S. banks	$ 3,310	$ —	$ 3,310	$ 2,464
Insured municipalities	925	—	925	638
U.S. industrials	2,773	—	2,773	2,113
Governmental	520	—	520	563
Non-U.S. financial service companies	474	—	474	428
Non-U.S. industrials	1,452	—	1,452	1,289
Special purpose	3,252	—	3,252	1,851
U.S. banks	416	15	431	72
U.S. financial service companies	1,846	95	1,941	1,211
Supranationals	12	—	12	278
Total	$14,980	$110	$15,090	$10,907

12. Commitments and Contingent Liabilities *(continued)*

Securities sold, but not yet purchased represent obligations of AIGFP to deliver specified securities at their contracted prices, and thereby create a liability to repurchase the securities in the market at prevailing prices.

AIGFP monitors and controls its risk exposure on a daily basis through financial, credit and legal reporting systems and, accordingly, believes that it has in place effective procedures for evaluating and limiting the credit and market risks to which it is subject. Management is not aware of any potentially significant counterparty defaults.

Revenues for the twelve months ended December 31, 2002, 2001 and 2000 from AIGFP's operations were $1.31 billion, $1.18 billion and $1.06 billion, respectively.

(d) AIGTG becomes a party to derivative financial instruments in the normal course of its business and to reduce its currency, interest rate and commodity exposures.

Futures and forward contracts are contracts for delivery of foreign currencies, commodities or financial indices in which the seller/purchaser agrees to make/take delivery at a specified future date of a specified instrument, at a specified price or yield. Options are contracts that allow the holder of the option to purchase or sell the underlying commodity, currency or index at a specified price and within, or at, a specified period of time. As a writer of options, AIGTG generally receives an option premium and then manages the risk of any unfavorable change in the value of the underlying commodity, currency or index. Risks arise as a result of movements in current market prices from contracted prices, and the potential inability of the counterparties to meet their obligations under the contracts. At December 31, 2002, the contractual amount of AIGTG's futures, forward and option contracts approximated $424.9 billion.

The following table provides the contractual and notional amounts and credit exposure, if applicable, by maturity and type of derivative of AIGTG's derivatives portfolio at December 31, 2002 and December 31, 2001. The gross replacement values presented represent the sum of the estimated positive fair values of all of AIGTG's derivatives contracts at December 31, 2002 and December 31, 2001. These values do not represent the credit risk to AIGTG.

Net replacement values presented represent the net sum of estimated positive fair values after the application of legally enforceable master closeout netting agreements and collateral held. The net replacement values most closely represent the net credit risk to AIGTG or the maximum amount exposed to potential loss within a product category. At December 31, 2002, the net replacement value of AIGTG's futures, forward and option contracts and interest rate and currency swaps approximated $2.3 billion.

(in millions)

	Remaining Life					
	One Year	Two Through Five Years	Six Through Ten Years	After Ten Years	Total 2002	Total 2001
Contractual amount of futures, forwards and options:						
Exchange traded futures and options	$ 11,834	$ 1,451	$ 50	$ —	$ 13,335	$ 14,977
Over the counter forwards	$168,572	$13,562	$ 1,977	$ 36	$184,147	$184,102
Over the counter purchased options	$ 72,800	$17,657	$25,053	$252	$115,762	$138,655
Over the counter sold options [(a)]	$ 69,247	$16,771	$25,255	$401	$111,674	$137,661
Notional amount [(c)]:						
Interest rate swaps and forward rate agreements	$ 16,440	$33,866	$ 4,613	$140	$ 55,059	$ 59,683
Currency swaps	2,351	5,866	327	—	8,544	11,092
Swaptions	3,608	5,789	1,118	—	10,515	7,280
Total	$ 22,399	$45,521	$ 6,058	$140	$ 74,118	$ 78,055
Credit exposure:						
Futures, forwards swaptions and purchased options contracts and interest rate and currency swaps:						
Gross replacement value	$ 5,678	$ 2,861	$ 2,735	$ 46	$ 11,320	$ 10,074
Master netting arrangements	(3,895)	(2,286)	(2,563)	(32)	(8,776)	(6,691)
Collateral	(85)	(96)	(63)	(8)	(252)	(330)
Net replacement value [(b)]	$ 1,698	$ 479	$ 109	$ 6	$ 2,292	$ 3,053

(a) Sold options obligate AIGTG to buy or sell the underlying item if the option purchaser chooses to exercise. The amounts do not represent credit exposure.
(b) The net replacement values with respect to exchange traded futures and options, forward contracts and purchased over the counter options are presented as a component of trading assets in the accompanying balance sheet. The net replacement values with respect to interest rate and currency swaps are presented as a component of unrealized gain on interest rate and currency swaps, options and forward transactions in the accompanying balance sheet.
(c) Notional amount is not representative of either market risk or credit risk.

12. Commitments and Contingent Liabilities *(continued)*

AIGTG independently evaluates the creditworthiness of its counterparties, taking into account credit ratings assigned by recognized statistical rating organizations. In addition, AIGTG's credit approval process involves pre-set counterparty, country and industry credit exposure limits and, for particularly credit intensive transactions, obtaining approval from AIG's Credit Risk Committee. The maximum potential loss will increase or decrease during the life of the derivative commitments as a function of maturity and market conditions.

AIGTG determines counterparty credit quality by reference to ratings from independent rating agencies or internal analysis. At December 31, 2002 and December 31, 2001, the counterparty credit quality and counterparty breakdown by industry with respect to the net replacement value of AIGTG's derivatives portfolio were as follows:

(in millions)

	Net Replacement Value	
	2002	2001
Counterparty credit quality:		
AAA	$ 347	$ 391
AA	622	1,117
A	739	863
BBB	193	330
Below investment grade	63	130
Not externally rated, including exchange traded futures and options*	328	222
Total	$2,292	$3,053
Counterparty breakdown by industry:		
Non-U.S. banks	$ 927	$1,151
U.S. industrials	369	503
Governmental	37	71
Non-U.S. financial service companies	105	187
Non-U.S. industrials	144	190
U.S. banks	157	353
U.S. financial service companies	225	376
Exchanges*	328	222
Total	$2,292	$3,053

*Exchange traded futures and options are not deemed to have significant credit exposure as the exchanges guarantee that every contract will be properly settled on a daily basis.

Spot commodities sold but not yet purchased represent obligations of AIGTG to deliver spot commodities at their contracted prices and thereby create a liability to repurchase the spot commodities in the market at prevailing prices.

AIGTG limits its risks by holding offsetting positions. In addition, AIGTG monitors and controls its risk exposures through various monitoring systems which evaluate AIGTG's market and credit risks, and through credit approvals and limits. At December 31, 2002, AIGTG did not have a significant concentration of credit risk from either an individual counterparty or group of counterparties.

AIG has issued unconditional guarantees with respect to the prompt payment, when due, of all present and future obligations and liabilities of AIGFP and AIGTG arising from transactions entered into by AIGFP and AIGTG.

(e) At December 31, 2002, ILFC had committed to purchase 523 aircraft deliverable from 2003 through 2010 at an estimated aggregate purchase price of $29.8 billion and had options to purchase 18 aircraft deliverable from 2003 through 2008 at an estimated aggregate purchase price of $1.3 billion. ILFC will be required to find customers for any aircraft acquired, and it must arrange financing for portions of the purchase price of such equipment.

(f) AIG and its subsidiaries, in common with the insurance industry in general, are subject to litigation, including claims for punitive damages, in the normal course of their business. AIG does not believe that such litigation will have a material effect on its operating results and financial condition. However, the recent trend of increasing jury awards and settlements makes it somewhat more difficult to assess the ultimate outcome of such litigation.

AIG continues to receive claims asserting injuries from toxic waste, hazardous substances, and other environmental pollutants and alleged damages to cover the cleanup costs of hazardous waste dump sites (hereinafter collectively referred to as environmental claims) and indemnity claims asserting injuries from asbestos. Estimation of asbestos and environmental claims loss reserves is a difficult process, as these claims, which emanate from policies written in 1984 and prior years, cannot be estimated by conventional reserving techniques. Asbestos and environmental claims development is affected by factors such as inconsistent court resolutions, the broadening of the intent of policies and scope of coverage and increasing number of new claims. AIG and other industry members have and will continue to litigate the broadening judicial interpretation of policy coverage and the liability issues. If the courts continue in the future to expand the intent of the policies and the scope of the coverage, as they have in the past, additional liabilities would emerge for amounts in excess of reserves held. This emergence cannot now be reasonably estimated, but could have a material impact on AIG's future operating results. The reserves carried for these claims as at December 31, 2002 ($2.14 billion gross; $696 million net) are believed to be adequate as these reserves are based on known facts and current law.

12. Commitments and Contingent Liabilities *(continued)*

AIG's general insurance companies have a special asbestos and environmental (A & E) claims unit actively managing A & E claims. AIG's experienced claims professionals evaluate case reserves for AIG losses at the earliest possible time, reserving to ultimate probable loss based upon known facts, current law, jurisdiction, policy language and other factors. AIG routinely reviews the adequacy of A & E case reserves. AIG does not discount A & E reserves.

AIG uses primarily two methods to test the A & E reserves. One method, the Market Share method, produces indicated A & E reserve needs by applying the appropriate AIG company market share to estimated potential industry ultimate loss/loss expense based on the latest estimates from A.M. Best and Tillinghast. A second method, a frequency/severity approach, is also utilized. This approach utilizes current information as the basis of an analysis that predicts for the next 10 years (up to the year 2012 with respect to the year ended December 31, 2002), the number of future environmental claims expected and the average severity of each. The trend in frequency created is based upon assumptions judged by AIG to be the most reasonable. The trend in severity starts with initial severities based on actual average current severity (under the varying case adequacy assumptions) and trending forward under assumptions deemed most reasonable by AIG. A similar frequency/severity analysis is also performed for asbestos.

A summary of reserve activity, including estimates for applicable incurred but not reported losses and loss expenses, relating to asbestos and environmental claims separately and combined at December 31, 2002, 2001 and 2000 follows.

(in millions)

	2002		2001		2000	
	Gross	Net	Gross	Net	Gross	Net
Asbestos:						
Reserve for losses and loss expenses at beginning of year	$1,114	$ 312	$1,100	$338	$1,093	$306
Losses and loss expenses incurred*	395	168	358	92	405	80
Losses and loss expenses paid*	(205)	(80)	(344)	(118)	(398)	(48)
Reserve for losses and loss expenses at end of year	$1,304	$ 400	$1,114	$312	$1,100	$338
Environmental:						
Reserve for losses and loss expenses at beginning of year	$1,115	$ 407	$1,345	$517	$1,519	$585
Losses and loss expenses incurred*	(140)	(44)	(41)	(34)	(44)	(45)
Losses and loss expenses paid*	(143)	(67)	(189)	(76)	(130)	(23)
Reserve for losses and loss expenses at end of year	$ 832	$ 296	$1,115	$407	$1,345	$517
Combined:						
Reserve for losses and loss expenses at beginning of year	$2,229	$ 719	$2,445	$855	$2,612	$891
Losses and loss expenses incurred*	255	124	317	58	361	35
Losses and loss expenses paid*	(348)	(147)	(533)	(194)	(528)	(71)
Reserve for losses and loss expenses at end of year	$2,136	$ 696	$2,229	$719	$2,445	$855

*All amounts pertain to policies underwritten in prior years.

12. Commitments and Contingent Liabilities *(continued)*

(g) Risk Based Capital (RBC) is designed to measure the adequacy of an insurer's statutory surplus in relation to the risks inherent in its business. Thus, inadequately capitalized general and life insurance companies may be identified.

The RBC formula develops a risk adjusted target level of adjusted statutory capital by applying certain factors to various asset, premium and reserve items. Higher factors are applied to more risky items and lower factors are applied to less risky items. Thus, the target level of statutory surplus varies not only as a result of the insurer's size, but also on the risk profile of the insurer's operations.

The RBC Model Law provides for four incremental levels of regulatory attention for insurers whose surplus is below the calculated RBC target. These levels of attention range in severity from requiring the insurer to submit a plan for corrective action to actually placing the insurer under regulatory control.

The statutory surplus of each of AIG's domestic general and life insurance subsidiaries exceeded their RBC standards as of December 31, 2002.

To the extent that any of AIG's insurance entities would fall below prescribed levels of surplus, it would be AIG's intention to infuse necessary capital to support that entity.

(h) SAI Deferred Compensation Holdings, Inc., a wholly-owned subsidiary of AIG, has established a deferred compensation plan for registered representatives of certain AIG subsidiaries, pursuant to which participants have the opportunity to invest deferred commissions and fees on a notional basis. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations of SAI Deferred Compensation Holdings, Inc. to pay the deferred compensation under the plan.

13. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107 "Disclosures about Fair Value of Financial Instruments" (FAS 107) requires disclosure of fair value information about financial instruments, as defined therein, for which it is practicable to estimate such fair value. These financial instruments may or may not be recognized in the consolidated balance sheet. In the measurement of the fair value of certain financial instruments, quoted market prices were not available and other valuation techniques were utilized. These derived fair value estimates are significantly affected by the assumptions used. FAS 107 excludes certain financial instruments, including those related to insurance contracts.

The following methods and assumptions were used by AIG in estimating the fair value of the financial instruments presented:

Cash and short-term investments: The carrying amounts reported in the consolidated balance sheet for these instruments approximate fair values.

Fixed maturity securities: Fair values for fixed maturity securities carried at amortized cost or at market value were generally based upon quoted market prices. For certain fixed maturity securities for which market prices were not readily available, fair values were estimated using values obtained from independent pricing services. No other fair valuation techniques were applied to these securities as AIG believes it would have to expend excessive costs for the benefits derived.

Equity securities: Fair values for equity securities were based upon quoted market prices.

Mortgage loans on real estate, policy and collateral loans: Where practical, the fair values of loans on real estate and collateral loans were estimated using discounted cash flow calculations based upon AIG's current incremental lending rates for similar type loans. The fair values of the policy loans were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

13. Fair Value of Financial Instruments *(continued)*

Trading assets and trading liabilities: Fair values for trading assets and trading liabilities approximate the carrying values presented in the consolidated balance sheet.

Finance receivables: the fair values of finance receivables were estimated using discounted cash flow calculations based upon the weighted average rates currently being offered for similar finance receivables.

Securities available for sale: Fair values for securities available for sale and related hedges were based on quoted market prices. For securities and related hedges for which market prices were not readily available, fair values were estimated using quoted market prices of comparable investments.

Trading securities: Fair values for trading securities were based on current market value where available. For securities for which market values were not readily available, fair values were estimated using quoted market prices of comparable investments.

Spot commodities: Fair values for spot commodities were based on current market prices.

Unrealized gains and losses on interest rate and currency swaps, options and forward transactions: Fair values for swaps, options and forward transactions were based on the use of valuation models that utilize, among other things, current interest, foreign exchange and volatility rates, as applicable.

Securities purchased (sold) under agreements to resell (repurchase), at contract value: As these securities (obligations) are short-term in nature, the contract values approximate fair values.

Other invested assets: For assets for which market prices were not readily available, fair valuation techniques were not applied as AIG believes it would have to expend excessive costs for the benefits derived.

Policyholders' contract deposits: Fair values of policyholder contract deposits were estimated using discounted cash flow calculations based upon interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

GIAs: Fair values of AIG's obligations under investment type agreements were estimated using discounted cash flow calculations based on interest rates currently being offered for similar agreements with maturities consistent with those remaining for the agreements being valued.

Securities and spot commodities sold but not yet purchased: The carrying amounts for the financial instruments approximate fair values. Fair values for spot commodities sold short were based on current market prices.

Trust deposits and deposits due to banks and other depositors: To the extent certain amounts are not demand deposits or certificates of deposit which mature in more than one year, fair values were not calculated as AIG believes it would have to expend excessive costs for the benefits derived.

Commercial paper: The carrying amount of AIG's commercial paper borrowings approximates fair value.

Notes, bonds, loans and mortgages: Where practical, the fair values of these obligations were estimated using discounted cash flow calculations based upon AIG's current incremental borrowing rates for similar types of borrowings with maturities consistent with those remaining for the debt being valued.

13. Fair Value of Financial Instruments
(continued)

The carrying values and fair values of AIG's financial instruments at December 31, 2002 and December 31, 2001 and the average fair values with respect to derivative positions during 2002 and 2001 were as follows:

(in millions)

	2002			2001		
	Carrying Value	Fair Value	Average Fair Value	Carrying Value	Fair Value	Average Fair Value
Assets:						
Fixed maturities	$243,366	$243,366	$ —	$200,616	$200,616	$ —
Equity securities	7,066	7,066	—	7,937	7,937	—
Mortgage loans on real estate, policy and collateral loans	19,928	21,244	—	18,967	19,615	—
Securities available for sale	16,687	16,687	16,796	17,801	17,801	17,096
Finance receivables, net of allowance	15,857	15,888	—	13,955	13,253	—
Trading securities	4,146	4,146	5,071	5,733	5,733	6,387
Spot commodities	489	489	431	352	352	408
Unrealized gain on interest rate and currency swaps, options and forward transactions	15,376	15,376	13,112	11,493	11,493	11,792
Trading assets	4,786	4,786	4,769	6,234	6,234	7,111
Securities purchased under agreements to resell	25,661	25,661	—	21,681	21,681	—
Other invested assets	12,680	12,680	—	12,704	12,704	—
Securities lending collateral	23,694	23,694	—	10,574	10,574	—
Short-term investments	6,993	6,993	—	7,168	7,168	—
Cash	1,165	1,165	—	698	698	—
Liabilities:						
Policyholders' contract deposits	142,160	143,519	—	119,402	116,040	—
Borrowings under obligations of guaranteed investment agreements	14,850	17,256	—	16,392	17,201	—
Securities sold under agreements to repurchase	9,162	9,162	—	11,818	11,818	—
Trading liabilities	3,825	3,825	3,856	4,372	4,372	4,714
Securities and spot commodities sold but not yet purchased	11,765	11,765	9,103	8,331	8,331	7,268
Unrealized loss on interest rate and currency swaps, options and forward transactions	11,265	11,265	9,842	8,813	8,813	9,186
Trust deposits and deposits due to banks and other depositors	2,987	3,045	—	2,290	2,589	—
Commercial paper	9,112	9,112	—	11,892	11,892	—
Notes, bonds, loans and mortgages payable	47,923	49,071	—	37,447	34,640	—

14. Stock Compensation Plans

(a) At December 31, 2002, AIG had three types of stock-based compensation plans: (i) a stock option plan; (ii) an incentive stock plan under which restricted stock units had been issued; and (iii) an employee stock purchase plan. AIG applied APB Opinion 25 "Accounting for Stock Issued to Employees" and related Interpretations (APB 25) in accounting for each plan. Accordingly, no compensation costs have been recognized for the plans.

AIG will adopt Statement of Financial Accounting Standards No. 123 "Accounting for Awards of Stock Based Compensation to Employees" (FAS 123) and Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure" (FAS 148) effective January 1, 2003. FAS 123 requires that the fair value of shares granted under AIG's stock option plan, shares subscribed under AIG's employee stock purchase plan and AIG's restricted stock units be recognized in earnings over the respective vesting periods. The fair value of the stock options granted and the employee purchase plan shares subscribed will be determined through the use of an option-pricing model. The fair value of the restricted stock units is the share market value at the date of the grant. The impact of recognizing the fair value of the AIG's stock compensation is expected to be insignificant to AIG's earnings.

FAS 148 provides transition guidance for a voluntary change of the application of FAS 123 and amends the disclosure requirements of FAS 123. Commencing January 1, 2003, AIG will be applying the "Prospective Method" in transitioning to the application of FAS 123. This method transitions the recognition with respect to stock based compensation to those awards granted or shares subscribed on or after January 1, 2003.

The table which follows is not representative of the impact of AIG's 2003 adoption of the Prospective Method with respect to the implementation of FAS 123.

Had compensation costs for these plans been determined consistent with the method of FAS 123, AIG's net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been reduced to the pro forma amounts as follows:

(in millions, except per share amounts)

	2002	2001	2000
Net income:			
As reported	$5,519	$5,363	$6,639
Pro forma	5,464	5,226	6,593
Earnings per share — diluted:			
As reported	$2.10	$2.02	$2.52
Pro forma	2.07	1.97	2.50

At December 31, 2002, AIG changed its option-pricing model from the Black-Scholes model to a binomial model (AIG model) that takes possible early exercise of options into account. The model uses the forfeiture and exercise historical experiences to determine the option value. It also takes into account the illiquid nature of employee options, something that the Black-Scholes model does not consider. For these reasons, AIG believes that the AIG model provides a fair value that is more representative of actual historic experience than that value calculated in previous years.

The fair values with respect to 2001 and 2000 were recalculated using the AIG model. The pro forma recognition of such fair value had insignificant impact on the pro forma amounts disclosed above.

The fair values of stock options granted during the three years ended December 31, 2002, 2001, and 2000 were $140 million, $195 million, including $90 million in fair value with respect to shares granted in connection with the AGC acquisition, and $58 million, respectively. The fair value of those options granted in each of the three years was derived using the AIG model.

The following weighted average assumptions were used for stock options granted in 2002, 2001 and 2000, respectively: dividend yields of 0.26 percent, 0.19 percent and 0.17 percent; expected volatilities of 34 percent, 32 percent and 31 percent; risk-free interest rates of 4.33 percent, 4.85 percent and 6.14 percent; and expected terms of 7 years in each year.

Also, included in the above table is the compensation expense with respect to AIG's employee stock purchase plan. The fair value calculated was derived by using the AIG model. The pro forma recognition of such fair value had an insignificant impact on the pro forma amounts disclosed above.

14. Stock Compensation Plans *(continued)*

The fair values of purchase privileges granted during the years ended December 31, 2002, 2001 and 2000 were $8 million, $12 million and $9 million, respectively. The weighted average fair values per share of those purchase rights granted in 2002, 2001 and 2000 were $12.42, $17.69 and $18.65, respectively. The fair value of each purchase right was derived at the date of the subscription using the AIG model.

The following weighted average assumptions were used for purchase privileges granted in 2002, 2001 and 2000, respectively: dividend yields of 0.26 percent, 0.19 percent and 0.17 percent; expected volatilities of 34.0 percent, 32.0 percent and 31.0 percent; risk-free interest rates of 1.26 percent, 3.17 percent and 5.92 percent; and expected terms of 1 year.

(i) Stock Option Plan: On September 15, 1999, the AIG Board of Directors adopted a 1999 stock option plan (the 1999 Plan), which provides that options to purchase a maximum of 15,000,000 shares of common stock can be granted to certain key employees and members of the Board of Directors at prices not less than fair market value at the date of grant. The 1999 Plan limits the maximum number of shares as to which stock options may be granted to any employee in any one year to 375,000 shares. Options granted under this Plan expire not more than 10 years from the date of the grant. Options with respect to 27,500 shares, 25,000 shares and 12,000 shares were granted to non-employee members of the Board of Directors on May 15, 2002, May 16, 2001 and May 17, 2000, respectively. These options become exercisable on the first anniversary of the date of grant, expire 10 years from the date of grant and do not qualify for Incentive Stock Option Treatment under the Section 422 of the Internal Revenue Code (ISO Treatment). The Plan, and the options previously granted thereunder, were approved by the shareholders at the 2000 Annual Meeting of Shareholders. At December 31, 2002, 4,140,235 shares were reserved for future grants under the 1999 Plan. The 1999 Plan superseded the 1991 employee stock option plan (the 1991 Plan) and the previously superseded 1987 employee stock option plan (the 1987 Plan), although outstanding options granted under the 1991 Plan continue in force until exercise or expiration. At December 31, 2002, there were 20,537,641 shares reserved for issuance under the 1999 and 1991 Plans.

During 2002 and 2001, AIG granted options with respect to 356,034 shares and 837,275 shares, respectively, which become exercisable on the fifth anniversary of the date of grant and expire 10 years from the date of grant. These options do not qualify for ISO Treatment. The agreements with respect to all other options granted to employees under these plans provide that 25 percent of the options granted become exercisable on the anniversary of the date of grant in each of the four years following that grant and expire 10 years from the date of the grant. As of December 31, 2002, outstanding options granted with respect to 10,234,385 shares qualified for ISO Treatment.

At January 1, 1999, the merger date, SunAmerica Inc. had five stock-based compensation plans pursuant to which options, restricted stock and deferred share and share unit obligations had been issued and remained outstanding. Options granted under these plans had an exercise price equal to the market price on the date of grant, had a maximum term of ten years and generally became exercisable ratably over a five-year period. Substantially all of the SunAmerica Inc. options outstanding at the merger date became fully vested on that date and were converted into options to purchase AIG common stock at the exchange ratio of 0.855 shares of AIG common stock for each share of SunAmerica Inc. common stock. No further options can be granted under the SunAmerica Inc. plans, but outstanding options so converted continue in force until exercise or expiration. At December 31, 2002, there were 18,401,020 shares of AIG common stock reserved for issuance on exercise of options under these plans. None of these options qualified for ISO Treatment as of December 31, 2002.

During 1999, AIG issued 1,009,968 shares of AIG common stock which vested on the effectiveness of the merger with SunAmerica Inc., and an additional 993,031 shares were issued pursuant to deferred share and share unit obligations. During 2000, deferred share and share unit obligations with respect to an additional 1,224,214 shares of AIG common stock vested, 142,105 shares were issued pursuant to deferred share and share unit obligations and an additional 1,082,109 shares were delivered into a trust in connection with a deferred compensation plan. During 2002 and 2001, deferred share and share unit obligations with respect to an additional 1,895 shares and 19,930 shares, respectively, of AIG common stock vested and were issued. No additional deferred share or share unit obligations may be granted under the SunAmerica plans. As of December 31, 2002, deferred share and share unit obligations with respect to 65,657 shares remained outstanding under the SunAmerica plans.

14. Stock Compensation Plans *(continued)*

In 1999, the AIG Board of Directors construed the AIG stock option plans to allow deferral of delivery of AIG shares otherwise deliverable upon the exercise of an option to a date or dates specified by the optionee upon the request of an optionee. During 2002, options with respect to 590,048 shares were exercised with delivery deferred. At December 31, 2002, optionees had made valid elections to defer delivery of 439,635 shares of AIG common stock upon exercise of options expiring during 2003.

As a result of the acquisition of HSB in November 2000, HSB options outstanding at the acquisition date were fully vested and were converted into options to purchase AIG common stock at the exchange ratio of 0.4178 shares of AIG common stock for each share of HSB common stock. No further options can be granted under the HSB option plans, but outstanding options so converted continue in force until exercise or expiration. At December 31, 2002, there were 1,413,268 shares of AIG common stock reserved for issuance under the HSB option plans, none of which qualified for ISO Treatment.

At August 29, 2001, AGC had stock-based compensation plans pursuant to which options and restricted share units had been issued and remained outstanding. Options granted under these plans had an exercise price equal to the market price on the date of the grant, had a maximum term of ten years and generally became exercisable ratably over a three-year period. All of the AGC options outstanding at the acquisition date became fully vested on that date and were converted into options to purchase AIG common stock at an exchange ratio of 0.5790 shares of AIG common stock for each share of AGC common stock. No further options can be granted under the AGC plans, but outstanding options so converted continue in force until exercise or expiration. At December 31, 2002, there were 13,862,087 shares of AIG common stock reserved for issuance on exercise of options under these plans. Options with respect to 1,898,266 of these shares qualified for ISO Treatment as of December 31, 2002.

Additional information with respect to AIG's plans at December 31, 2002, and changes for the three years then ended, were as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Shares Under Option:						
Outstanding at beginning of year	54,295,320	$42.68	38,171,151	$31.53	41,415,126	$23.29
Outstanding at beginning of year – AGC	—	—	15,100,013	51.87	—	—
Granted	5,683,324	66.17	8,771,982	71.56	2,179,220	95.48
Assumed upon acquisition from HSB	—	—	—	—	1,605,468	81.43
Exercised	(4,242,718)	35.04	(6,209,008)	41.16	(5,796,592)	13.80
Exercised, delivery deferred	(590,048)	6.60	(847,128)	3.76	(760,070)	3.06
Forfeited	(931,862)	72.29	(691,690)	55.55	(472,001)	36.70
Outstanding at end of year	54,214,016	$45.63	54,295,320	$42.68	38,171,151	$31.53
Options exercisable at year-end	43,978,843	$39.30	47,346,372	$37.39	32,778,411	$24.87
Weighted average fair value per share of options granted		$24.65		$22.25		$34.22

14. Stock Compensation Plans *(continued)*

In addition, at December 31, 2002, options to purchase 358,594 shares at a weighted average exercise price of $20.31 had been previously granted to AIG non-employee directors and remained outstanding.

Information about stock options outstanding at December 31, 2002, is summarized as follows:

	Options Outstanding			Options Exercisable	
	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
Range of Exercise Prices:					
$ 4.47 - 14.44	7,380,455	2.0 years	$ 7.87	7,380,455	$ 7.87
15.31 - 24.68	8,903,526	3.7 years	20.30	8,903,526	20.30
25.42 - 38.43	7,974,008	5.1 years	34.52	7,974,008	34.52
40.24 - 57.80	7,823,354	6.4 years	52.32	7,767,954	52.30
58.74 - 63.67	9,869,612	7.8 years	60.10	5,346,248	59.17
64.01 - 77.17	4,629,753	7.7 years	66.84	4,210,465	66.45
78.65 - 100.57	7,633,308	8.3 years	84.83	2,396,187	88.38
	54,214,016		$45.63	43,978,843	$39.30

(ii) 2002 Stock Incentive Plan: AIG's 2002 Stock Incentive Plan was adopted at its 2002 shareholders' meeting and amended and restated by the AIG Board of Directors on September 18, 2002. This plan provides that equity-based or equity-related awards with respect to up to a maximum of 16,000,000 shares of common stock can be issued to officers, employees or members of the Board of Directors of AIG. Under the Plan, no grantee may receive awards covering more than 250,000 shares of common stock. During 2002, AIG granted restricted stock units (RSUs) relating to 171,215 shares of common stock to employees. These RSUs will vest on the fourth anniversary of the date of grant assuming continued employment through such date. AIG reserves the right to make payment for the RSUs in shares of common stock or the cash equivalent on the date of vesting. At December 31, 2002, there were 15,828,785 shares of common stock reserved for issuance in connection with future grants of awards under the Plan.

(iii) Performance-Based Restricted Stock Units: During 2002 and 2001, AIG issued performance-based restricted stock units with respect to 4,783 shares and 124,365 shares, respectively, of AIG common stock in connection with contractual obligations as a result of the AGC acquisition.

(iv) Employee Stock Purchase Plan: AIG's 1996 Employee Stock Purchase Plan was adopted at its 1996 shareholders' meeting and became effective as of July 1, 1996. Eligible employees may receive privileges to purchase up to an aggregate of 4,218,750 shares of AIG common stock, at a price equal to 85 percent of the fair market value on the date of the grant of the purchase privilege. Purchase privileges are granted annually and were originally limited to the number of whole shares that could be purchased by an amount equal to 5 percent of an employee's annual salary or $5,500, whichever was less. Beginning with the January 1, 1998 subscription, the maximum allowable purchase limitation increased to 10 percent of an employee's annual salary or $10,000 per year, whichever is less, and the eligibility requirement was reduced from two years to one year.

There were 274,442 shares, 503,847 shares and 742,773 shares issued under the 1996 plan at weighted average prices of $70.76, $62.02 and $52.66 for the years ended December 31, 2002, 2001 and 2000, respectively. The excess or deficit of the proceeds over the par value or cost of the common stock issued under these plans was credited or charged to additional paid-in capital.

As of December 31, 2002, there were 636,853 shares of common stock subscribed to at a weighted average price of $54.52 per share pursuant to grants of privileges under the 1996 plan. There were 56,720 shares available for the grant of future purchase privileges under the 1996 plan at December 31, 2002.

(b) The following are disclosures with respect to the stock compensation plans of AGC prior to its acquisition by AIG. Both share information and exercise price information have been recalculated to reflect the exchange ratio of 0.5790 shares of AIG common stock for each outstanding share of AGC's common stock. All of AGC's options vested immediately prior to the closing date of the acquisition.

14. Stock Compensation Plans *(continued)*

AGC's long-term incentive plans provide for the award of stock options, restricted stock awards, and performance awards to key employees and directors. Stock options constitute the majority of awards. AGC recognized no expense for stock options since the market price equaled the exercise price at the grant date.

For restricted stock and performance awards, the grant date market value was amortized to expense over the vesting period. AGC adjusted the expense to reflect changes in market value of AGC's common stock and anticipated performance levels for those awards with performance criteria.

AGC stock option activity was as follows:

	2000	
	Options (000's)	Average Exercise Price
Balance at January 1	11,405	$48.91
Granted	5,437	55.32
Exercised	(1,084)	35.42
Forfeited	(658)	56.41
Balance at December 31	15,100	$51.87
Exercisable at December 31	5,898	$44.87
Weighted average fair value per share of options granted		$16.93

Options could not be exercised prior to six months after, nor after 10 years from, grant date. For certain stock options, one reload option was granted for each previously-owned share of common stock tendered to exercise options. Reload options vested immediately and were exercisable for the remaining term of the original options. Reload options are no longer being granted.

15. Employee Benefits

(a) Employees of AIG, its subsidiaries and certain affiliated companies, including employees in foreign countries, are generally covered under various funded and insured pension plans. Eligibility for participation in the various plans is based on either completion of a specified period of continuous service or date of hire, subject to age limitation.

The HSB retirement plan was merged into the AIG U.S. retirement plan effective April 1, 2001. The AGC retirement plan was merged into the AIG U.S. retirement plan effective January 1, 2002.

AIG's U.S. retirement plan is a qualified, noncontributory, defined benefit plan. All qualified employees, other than those of 21st Century, who have attained age 21 and completed twelve months of continuous service are eligible to participate in this plan. An employee with 5 or more years of service is entitled to pension benefits beginning at normal retirement at age 65. Benefits are based upon a percentage of average final compensation multiplied by years of credited service limited to 44 years of credited service with the exception of AGC employees where the credited service limitation is 40 years of credited service. The average final compensation is subject to certain limitations. Annual funding requirements are determined based on the "projected unit credit" cost method which attributes a pro rata portion of the total projected benefit payable at normal retirement to each year of credited service. AIG SunAmerica began participation in the plan on January 1, 2003.

AIG has adopted a Supplemental Executive Retirement Plan (Supplemental Plan) to provide additional retirement benefits to designated executives and key employees. Under the Supplemental Plan, the annual benefit, not to exceed 60 percent of average final compensation, accrues at a percentage of average final pay multiplied for each year of credited service reduced by any benefits from the current and any predecessor retirement plans, Social Security, if any, and from any qualified pension plan of prior employers. The Supplemental Plan also provides a benefit equal to the reduction in benefits payable under the AIG U.S. retirement plan as a result of Federal tax

15. Employee Benefits *(continued)*

limitations on benefits payable thereunder. Currently, the Supplemental Plan is unfunded. AGC has adopted a Supplemental Plan which is similar to AIG's. HSB has adopted a separate Supplemental Plan.

Eligibility for participation in the various non-U.S. retirement plans is either based on completion of a specified period of continuous service or date of hire, subject to age limitation. Where non-U.S. retirement plans are defined benefit plans, they are generally based on the employees' years of credited service and average compensation in the years preceding retirement.

In addition to AIG's defined benefit pension plan, AIG and its subsidiaries provide a postretirement benefit program for medical care and life insurance, domestically and in certain foreign countries. Eligibility in the various plans is generally based upon completion of a specified period of eligible service and reaching a specified age. Benefits vary by geographic location.

AIG's U.S. postretirement medical and life insurance benefits are based upon the employee electing immediate retirement and having a minimum of ten years of service. Retirees who were age 65 by May 1, 1989 and their dependents participate in the medical plan at no cost. Employees who retired after May 1, 1989 and on or prior to January 1, 1993 pay the active employee premium if under age 65 and 50 percent of the active employee premium if over age 65. Retiree contributions are subject to adjustment annually. Other cost sharing features of the medical plan include deductibles, coinsurance and Medicare coordination and a lifetime maximum benefit of $2.0 million. The maximum life insurance benefit prior to age 70 is $32,500, with a maximum of $25,000 thereafter.

Effective January 1, 1993, both plans' provisions were amended. Employees who retire after January 1, 1993 are required to pay the actual cost of the medical benefits premium reduced by a credit which is based on years of service at retirement. The life insurance benefit varies by age at retirement from $5,000 for retirement at ages 55 through 59; $10,000 for retirement at ages 60 through 64 and $15,000 for retirement at ages 65 and over.

(b) AIG sponsors a voluntary savings plan for domestic employees (a 401(k) plan), which, during the three years ended December 31, 2002, provided for salary reduction contributions by employees and matching contributions by AIG of up to 6 percent of annual salary depending on the employees' years of service.

(c) AIG SunAmerica sponsors a voluntary savings plan for its employees (the SunAmerica 401(k) plan), which, during the three years ended December 31, 2002, provided for salary reduction contributions by qualifying employees and matching contributions by AIG SunAmerica of up to 4 percent of qualifying employees' annual salaries. Under an Executive Savings Plan, designated AIG SunAmerica executives also could defer up to 90 percent of cash compensation during the three years ended December 31, 2002, and AIG SunAmerica matched 4 percent of the participants' base salaries deferred.

(d) AGC sponsors a voluntary savings plan for its employees (the AGC 401(k) plan), which provides for salary reduction contributions by employees and matching contributions by AGC of up to 4.5 percent of annual salary.

(e) HSB sponsored a voluntary savings plan for its employees (the HSB 401(k) plan), which provided for salary reduction contributions by employees and matching contributions by HSB of up to 6 percent of annual salary. The HSB voluntary savings plan merged into the AIG voluntary savings plan on January 1, 2002.

(f) AIG has certain benefits provided to inactive employees who are not retirees. Certain of these benefits are insured and expensed currently; other expenses are provided for currently. Such uninsured expenses include medical and life insurance continuation, and COBRA medical subsidies.

15. Employee Benefits *(continued)*

The following table sets forth the change in benefit obligation, change in plan assets and weighted average assumptions associated with various pension plan and postretirement benefits. The weighted average actuarial assumptions with respect to all plans presented were 5.52 percent discount rate, 7.96 percent as to the expected return on plan assets and 3.59 percent as to the rate of compensation increase. The amounts are recognized in the accompanying consolidated balance sheet as of December 31, 2002 and 2001:

(in millions)

	Pension Benefits			Other Benefits		
2002	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 958	$1,829	$ 2,787	$ 12	$ 233	$ 245
Service cost	48	74	122	1	4	5
Interest cost	30	141	171	1	16	17
Participant contributions	6	—	6	—	—	—
Actuarial loss	18	182	200	2	24	26
Plan amendments and mergers	(20)	3	(17)	—	(19)	(19)
Benefits paid	(64)	(81)	(145)	—	(20)	(20)
Effect of foreign currency fluctuation	111	—	111	—	—	—
Curtailment	(16)	(2)	(18)	—	—	—
Benefit obligation at end of year	$1,071	$2,146	$ 3,217	$ 16	$ 238	$ 254
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 455	$1,930	$ 2,385	$ —	$ —	$ —
Actual return on plan assets net of expenses	(22)	(234)	(256)	—	—	—
Employer contributions	57	82	139	—	20	20
Participant contributions	6	—	6	—	—	—
Benefits paid	(64)	(81)	(145)	—	(20)	(20)
Effect of foreign currency fluctuation	53	—	53	—	—	—
Curtailment	(6)	—	(6)	—	—	—
Fair value of plan assets at end of year*	$ 479	$1,697	$ 2,176	$ —	$ —	$ —
Reconciliation of funded status:						
Funded status	$ (592)	$ (449)	$(1,041)	$(16)	$(238)	$(254)
Unrecognized actuarial (gain)/loss	189	809	998	—	48	48
Unrecognized transition obligation	5	1	6	—	—	—
Unrecognized prior service cost	(15)	20	5	—	(52)	(52)
Net amount recognized at year end	$ (413)	$ 381	$ (32)	$(16)	$(242)	$(258)
Amounts recognized in the statement of financial position consist of:						
Prepaid benefit cost	$ 2	$ 520	$ 522	$ —	$ —	$ —
Accrued benefit liability	(583)	(162)	(745)	(16)	(242)	(258)
Intangible asset	168	23	191	—	—	—
Net amount recognized at year end	$ (413)	$ 381	$ (32)	$(16)	$(242)	$(258)

For measurement purposes, a 7.5 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2002. The rate was assumed to decrease gradually to 5.0 percent for 2008 and remain at that level thereafter.

*Plan assets are invested primarily in fixed-income securities and listed stocks.

15. Employee Benefits (continued)

(in millions)

2001	Pension Benefits Non-U.S. Plans	Pension Benefits U.S. Plans	Pension Benefits Total	Other Benefits Non-U.S. Plans	Other Benefits U.S. Plans	Other Benefits Total
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 462	$1,415	$1,877	$ 10	$ 197	$ 207
Acquisition	533	211	744	—	28	28
Service cost	38	70	108	1	4	5
Interest cost	25	127	152	—	16	16
Participant contributions	5	—	5	—	—	—
Actuarial loss	38	102	140	1	9	10
Plan amendment	—	4	4	—	—	—
Benefits paid	(75)	(90)	(165)	—	(21)	(21)
Effect of foreign currency fluctuation	(59)	—	(59)	—	—	—
Curtailment	(9)	(10)	(19)	—	—	—
Benefit obligation at end of year	$ 958	$1,829	$2,787	$ 12	$ 233	$ 245
Change in plan assets:						
Fair value of plan assets at beginning of year	$ 255	$1,936	$2,191	$ —	$ —	$ —
Acquisition	203	277	480	—	—	—
Actual return on plan assets net of expenses	(32)	(227)	(259)	—	—	—
Employer contributions	126	45	171	—	21	21
Participant contributions	5	—	5	—	—	—
Benefits paid	(75)	(90)	(165)	—	(21)	(21)
Asset adjustment	—	(1)	(1)	—	—	—
Effect of foreign currency fluctuation	(25)	—	(25)	—	—	—
Curtailment	(2)	(10)	(12)	—	—	—
Fair value of plan assets at end of year*	$ 455	$1,930	$2,385	$ —	$ —	$ —
Reconciliation of funded status:						
Funded status	$(503)	$ 101	$ (402)	$(12)	$(233)	$(245)
Unrecognized actuarial (gain)/loss	131	224	355	—	25	25
Unrecognized transition obligation	6	2	8	—	—	—
Unrecognized prior service cost	4	21	25	—	(38)	(38)
Benefit payments	—	—	—	—	2	2
Net amount recognized at year end	$(362)	$ 348	$ (14)	$(12)	$(244)	$(256)
Amounts recognized in the statement of financial position consist of:						
Prepaid benefit cost	$ 1	$ 492	$ 493	$ —	$ —	$ —
Accrued benefit liability	(458)	(172)	(630)	(12)	(244)	(256)
Intangible asset	95	28	123	—	—	—
Net amount recognized at year end	$(362)	$ 348	$ (14)	$(12)	$(244)	$(256)

For measurement purposes, an 8.0 percent annual rate of increase in the per capita cost of covered healthcare benefits was assumed for 2001. The rate was assumed to decrease gradually to 5.0 percent for 2007 and remain at that level thereafter.

*Plan assets are invested primarily in fixed-income securities and listed stocks.

15. Employee Benefits *(continued)*

The net benefit cost for the years ended December 31, 2002, 2001, and 2000 included the following components:

(in millions)

	Pension Benefits			Other Benefits		
	Non-U.S. Plans	U.S. Plans	Total	Non-U.S. Plans	U.S. Plans	Total
2002						
Components of net period benefit cost:						
Service cost	$ 48	$ 74	$ 122	$ 1	$ 4	$ 5
Interest cost	30	141	171	1	16	17
Expected return on assets	(19)	(176)	(195)	—	—	—
Amortization of prior service cost	—	2	2	—	(6)	(6)
Amortization of transitional liability	2	1	3	—	—	—
Recognized actuarial loss	15	3	18	—	—	—
Gain due to Curtailment on Settlement	(10)	3	(7)	—	1	1
Net periodic benefit cost	$ 66	$ 48	$ 114	$ 2	$15	$17
2001						
Components of net period benefit cost:						
Service cost	$ 38	$ 70	$ 108	$ 1	$ 4	$ 5
Interest cost	25	127	152	—	16	16
Expected return on assets	(16)	(204)	(220)	—	—	—
Amortization of prior service cost	2	3	5	—	(4)	(4)
Amortization of transitional liability	2	1	3	—	—	—
Recognized actuarial loss	5	2	7	—	—	—
Gain due to Curtailment on Settlement	(7)	18	11	—	—	—
Net periodic benefit cost	$ 49	$ 17	$ 66	$ 1	$16	$17
2000						
Components of net period benefit cost:						
Service cost	$ 32	$ 57	$ 89	$ 1	$ 4	$ 5
Interest cost	15	101	116	—	16	16
Expected return on assets	(12)	(172)	(184)	—	—	—
Amortization of prior service cost	2	2	4	—	(4)	(4)
Amortization of transitional liability	2	1	3	—	—	—
Recognized actuarial loss	2	(11)	(9)	—	—	—
Net periodic benefit cost	$ 41	$ (22)	$ 19	$ 1	$16	$17

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were $1.32 billion, $1.18 billion and $535 million, respectively, as of December 31, 2002 and $1.19 billion, $1.06 billion and $499 million as of December 31, 2001.

At December 31, 2002, there were 1.2 million shares of AIG common stock with a value of $69.9 million included in the plan assets. The benefit plans have purchased annuity contracts from AIG's subsidiaries to provide $56 million of future annual benefits principally to certain AGC retirees.

On December 31, 1998, AIG amended its retirement and postretirement healthcare plan to provide increased benefits to certain employees who retire prior to age 65. Assumed healthcare cost trend rates have a significant effect on the amounts reported for the healthcare plan.

A one-percentage-point change in assumed healthcare cost trend rates would have the following effects:

(in millions)

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$1	$1
Effect on postretirement benefit obligation	7	7

16. Starr International Company, Inc. Plan

Starr International Company, Inc. (SICO) provides a Deferred Compensation Profit Participation Plan (SICO Plan) to certain AIG employees. The SICO Plan came into being in 1975 when the voting shareholders and Board of Directors of SICO, a private holding company whose principal asset consists of AIG common stock, decided that a portion of the capital value of SICO should be used to provide an incentive plan for the current and succeeding managements of all American International companies, including AIG. Participation in the SICO Plan by any person, and the amount of such participation, is at the sole discretion of SICO's Board of Directors, and none of the costs of the various benefits provided under such plan is paid by or charged to AIG. The SICO Plan provides that shares currently owned by SICO may be set aside by SICO for the benefit of the participant and distributed upon retirement. The SICO Board of Directors may permit an early pay-out of units under certain circumstances. Prior to pay-out, the participant is not entitled to vote, dispose of or receive dividends with respect to such shares, and shares are subject to forfeiture under certain conditions, including but not limited to the participant's voluntary termination of employment with AIG prior to normal retirement age. In addition, SICO's Board of Directors may elect to pay a participant cash in lieu of shares of AIG common stock. If the expenses of the SICO Plan had been reflected by AIG, the pre-tax amounts accrued would have been $49.4 million, $55.7 million and $76.8 million for 2002, 2001 and 2000, respectively.

17. Leases

(a) AIG and its subsidiaries occupy leased space in many locations under various long-term leases and have entered into various leases covering the long-term use of data processing equipment.

At December 31, 2002, the future minimum lease payments under operating leases were as follows:

(in millions)

2003	$ 477
2004	346
2005	248
2006	179
2007	139
Remaining years after 2007	716
Total	$2,105

Rent expense approximated $503 million, $472 million and $412 million for the years ended December 31, 2002, 2001 and 2000 respectively.

(b) Minimum future rental income on noncancelable operating leases of flight equipment which have been delivered at December 31, 2002 was as follows:

(in millions)

2003	$ 2,306
2004	2,081
2005	1,790
2006	1,451
2007	1,145
Remaining years after 2007	2,913
Total	$11,686

Flight equipment is leased, under operating leases, with remaining terms ranging from one to 15 years.

18. Ownership and Transactions with Related Parties

(a) Ownership: The directors and officers of AIG, together with C.V. Starr & Co., Inc. (Starr), a private holding company, The Starr Foundation and Starr International Company, Inc. (SICO), a private holding company, owned or otherwise controlled approximately 21 percent of the voting stock of AIG at December 31, 2002. Six directors of AIG also serve as directors of Starr and SICO.

(b) Transactions with Related Parties: During the ordinary course of business, AIG and its subsidiaries pay commissions to Starr and its subsidiaries for the production and management of insurance business. There are no significant receivables from/payables to related parties at December 31, 2002. Payment for the production of insurance business to Starr aggregated approximately $116 million in 2002, $88 million in 2001 and $60 million in 2000, from which Starr generally is required to pay commissions due originating brokers and its operating expenses. AIG also received approximately $17 million in 2002 and $14 million in both 2001 and 2000 from Starr and paid approximately $352,000 in 2002, $320,000 in 2001 and $224,000 in 2000 to Starr in rental fees and $262,000 for services in 2002, 2001 and 2000. AIG also received approximately $3 million in 2002 and $4 million in 2001 and $1 million in 2000, respectively, from SICO and paid approximately $1 million in each of the years 2002, 2001 and 2000 to SICO as reimbursement for services rendered at cost. AIG also paid to SICO $5 million in 2002, and $4 million in both 2001 and 2000 in rental fees.

19. Acquisition, Restructuring and Related Charges

During the third quarter of 2001, AGC was consolidated into AIG and charges in connection with this acquisition totaled $1.36 billion for that quarter. During the second quarter of 2001, AGC incurred $654 million in connection with the termination of its merger agreement with Prudential plc. Thus, for all of 2001, AIG incurred $2.02 billion of charges in connection with the acquisition of AGC.

With respect to the charges of $1.36 billion incurred in the third quarter of 2001, approximately $512 million was related to direct costs of the acquisition. Of the $512 million, $85 million was attributable to investment banking, legal and accounting fees. The remaining direct costs of $427 million were related to employee severance and other termination benefits, and other compensation costs related to change in control agreements with AGC executives. The costs were also based in part on a projected elimination of positions, in accordance with AIG's post-business combination plans, which were intended to enhance the effectiveness and efficiency of the combined operations.

Of the total direct costs of $512 million, $416 million or 82 percent have been paid as of December 31, 2002, including approximately $305 million paid during 2001. In addition, during 2002, $32 million of liabilities were utilized to absorb other insignificant merger-related expenses. The balance, $64 million, is recorded as a component of "Other Liabilities" as of December 31, 2002.

With respect to the elimination of positions, 2,287 terminations were included in AIG's original post-business combination plans. As of December 31, 2002, terminations totaled 1,714, including 609 made during 2001. The remaining 573 terminations are scheduled to occur in 2003, in accordance with AGC's employee termination program.

The indirect costs of $851 million represented charges resulting from post-business combination plans, recognizing that certain assets will have no future economic benefit or ability to generate future revenues. Such charges include asset impairments charges related to software, leasehold improvements and certain goodwill. Also included were certain adjustments associated with conforming AGC's balances to AIG's existing accounting policies and methodologies. Of the $851 million, $782 million had been applied as of December 31, 2002, including $669 million in 2001. The balance, $69 million, remains outstanding and is reflected as a component of "Other Liabilities" as of December 31, 2002.

20. Special Purpose Vehicles

AIG is a party to numerous entities that may be considered to be Variable Interest Entities (VIEs) under FIN46. Principally, such entities include special purpose vehicles (SPVs). AIG uses SPVs primarily in connection with certain guaranteed investment contract programs (GIC Programs) written by its life insurance subsidiaries, certain products provided by AIGFP, and certain invested asset and asset management activities.

In the GIC Programs, AIG's life insurance subsidiaries (principally SunAmerica Life Insurance Company) provide guaranteed investment contracts (GICs) to SPVs which are not controlled by AIG. The SPVs issue notes or bonds which are sold to third party institutional investors. Neither AIG nor the insurance company issuing the GICs has any obligation to the investors in the notes or bonds. The proceeds from the SPVs issuance of securities are used to invest in the GICs. The insurance company subsidiaries use these proceeds to invest in a diversified portfolio of securities, primarily investment grade bonds. Both the assets and the liabilities of the insurance companies arising from these GIC Programs are presented in AIG's consolidated balance sheet. Thus, at December 31, 2002, approximately $29 billion of policyholders' contract deposits represented liabilities from issuances of GICs included in these GIC Programs, offset by the proceeds from the issuances included as insurance invested assets.

AIGFP uses SPVs as an integral part of its ongoing operations with respect to specific structured transactions with independent third parties. In most instances, AIGFP controls and manages the assets and liabilities with respect to these SPVs, subject to certain transaction specific limitations. These SPVs are fully consolidated by AIG. AIGFP also sponsors an SPV that issues commercial paper and secured liquidity notes to third-party institutional investors. This SPV uses the proceeds of these offerings to obtain beneficial interests in certain financial assets (total assets of approximately $900 million), which serve as collateral for the securities issued by the SPV. AIGFP provides credit and liquidity support to this SPV, which is not consolidated by AIG.

AIG's insurance operations also invest in assets of SPVs. These SPVs are established by unrelated third parties. Investments include collateralized mortgage backed securities and similar securities backed by pools of mortgages, consumer receivables or other assets. The investment in an SPV allows AIG's insurance entities to purchase assets permitted by insurance regulations while maximizing the return on these assets.

AIG provides investment management serves to certain SPVs. AIG receives management fees for these services and may take a minority ownership interest in these SPVs, which interests are then included as investments in AIG's consolidated balance sheet. AIG services may be terminated with or without cause.

To facilitate and expand certain retirement savings and asset management activities, AIG establishes SPVs. AIG receives fees for management of the assets held in the SPV which support the issuance of securities such as collateralized bond obligations sold by the SPV to independent third party investors. These SPVs serve a variety of business purposes, including financing, liquidity, or to facilitate independent third party management participation.

21. Summary of Quarterly Financial Information Unaudited

The following quarterly financial information for each of the three months ended March 31, June 30, September 30 and December 31, 2002 and 2001 is unaudited. However, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary to present fairly the results of operations for such periods, have been made for a fair presentation of the results shown.

	Three Months Ended							
	March 31,		June 30,		September 30,		December 31,	
(in millions, except per share amounts)	2002	2001	2002	2001	2002	2001	2002	2001
Revenues	$16,137	$14,793	$16,662	$15,153	$17,150	$15,582	$17,533	$16,238
Net income (loss)	1,980	1,855	1,801	1,315	1,841	327	(103)	1,866
Net income per common share:								
Basic	$ 0.76	$ 0.71	$ 0.69	$ 0.50	$ 0.70	$ 0.12	$ (0.04)	$ 0.72
Diluted	0.75	0.70	0.68	0.50	0.70	0.12	(0.03)	0.70
Average shares outstanding:								
Basic	2,615	2,623	2,613	2,621	2,610	2,620	2,610	2,615
Diluted	2,641	2,651	2,640	2,651	2,634	2,651	2,633	2,645

22. Information Provided in Connection with Outstanding Debt by AGC

The following condensed consolidating financial statements are provided in compliance with Regulation S-X of the Securities and Exchange Commission. AGC is a holding company and a wholly-owned subsidiary of AIG. AIG provides a full and unconditional guarantee of all outstanding debt of AGC.

Condensed Consolidating Balance Sheet

December 31, 2002

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
Assets:					
Invested assets	$ 1,208	$ —	$428,496	$ (6,108)	$423,596
Cash	18	1	1,146	—	1,165
Carrying value of subsidiaries and partially owned companies, at equity	59,003	17,981	12,607	(88,016)	1,575
Other assets	2,450	2,714	130,049	(320)	134,893
Total Assets	$62,679	$20,696	$572,298	$(94,444)	$561,229
Liabilities:					
Insurance liabilities	$ 422	$ —	$296,474	$ (30)	$296,866
Debt	2,606	3,200	72,356	(6,277)	71,885
Other liabilities	548	3,197	127,716	(239)	131,222
Total Liabilities	3,576	6,397	496,546	(6,546)	499,973
Preferred shareholders' equity in subsidiary companies	—	—	2,153	—	2,153
Total Capital Funds	59,103	14,299	73,599	(87,898)	59,103
Total Liabilities, Preferred Shareholders' Equity in Subsidiary Companies and Capital Funds	$62,679	$20,696	$572,298	$(94,444)	$561,229

December 31, 2001

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
Assets:					
Invested assets	$ 1,405	$ —	$359,891	$ (3,371)	$357,925
Cash	1	1	696	—	698
Carrying value of subsidiaries and partially owned companies, at equity	52,117	12,022	3,509	(66,746)	902
Other assets	2,395	2,799	129,276	(934)	133,536
Total Assets	$55,918	$14,822	$493,372	$(71,051)	$493,061
Liabilities:					
Insurance liabilities	$ 320	$ —	$256,219	$ —	$256,539
Debt	2,119	5,500	61,048	(2,936)	65,731
Other liabilities	1,329	1,267	114,735	(892)	116,439
Total Liabilities	3,768	6,767	432,002	(3,828)	438,709
Preferred shareholders' equity in subsidiary companies	—	—	2,602	(400)	2,202
Total Capital Funds	52,150	8,055	58,768	(66,823)	52,150
Total Liabilities, Preferred Shareholders' Equity in Subsidiary Companies and Capital Funds	$55,918	$14,822	$493,372	$(71,051)	$493,061

22. Information Provided in Connection with Outstanding Debt by AGC *(continued)*

Condensed Consolidating Statement of Income

Year ended December 31, 2002

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
Operating Income	$ 398	$ —	$ 8,403	$ —	$8,801
Equity in undistributed net income of consolidated subsidiaries	4,547	1,182	—	(5,729)	—
Dividend income from consolidated subsidiaries	1,644	532	—	(2,176)	—
Other	(905)	(192)	438	—	(659)
Income taxes (benefits)	165	(56)	2,219	—	2,328
Minority interest	—	—	(295)	—	(295)
Net income (loss)	$5,519	$1,578	$ 6,327	$(7,905)	$5,519

Year ended December 31, 2001

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
Operating Income	$ 368	$ —	$10,237	$ —	$10,605
Equity in undistributed net income of consolidated subsidiaries	3,340	199	—	(3,539)	—
Dividend income from consolidated subsidiaries	2,236	826	—	(3,062)	—
Other	(204)	(1,525)	(737)	—	(2,466)
Income taxes (benefits)	352	(514)	2,501	—	2,339
Minority interest	—	—	(301)	—	(301)
Cumulative effect of accounting changes	(25)	(49)	(62)	—	(136)
Net income (loss)	$5,363	$ (35)	$ 6,636	$(6,601)	$ 5,363

Year ended December 31, 2000

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Eliminations	Consolidated AIG
Operating Income	$ 264	$ —	$10,092	$ —	$10,356
Equity in undistributed net income of consolidated subsidiaries	5,233	659	—	(5,892)	—
Dividend income from consolidated subsidiaries	1,514	557	—	(2,071)	—
Other	(87)	(324)	78	—	(333)
Income taxes (benefits)	285	(111)	2,797	—	2,971
Minority interest	—	—	(413)	—	(413)
Net income (loss)	$6,639	$1,003	$ 6,960	$(7,963)	$ 6,639

22. Information Provided in Connection with Outstanding Debt by AGC *(continued)*

Condensed Consolidating Statements of Cash Flow

Year Ended December 31, 2002

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Consolidated AIG
Net cash provided by operating activities	$ 2,235	$ 4,054	$ 12,399	$ 18,688
Cash flows from investing:				
Invested assets disposed	(1,203)	—	148,813	147,610
Invested assets acquired	(83)	—	(193,201)	(193,284)
Other	16	(1,684)	744	(924)
Net cash used in investing activities	(1,270)	(1,684)	(43,644)	(46,598)
Cash flows from financing activities:				
Change in debts	68	(2,300)	8,215	5,983
Other	(1,016)	(70)	23,480	22,394
Net cash provided by (used in) financing activities	(948)	(2,370)	31,695	28,377
Change in cash	17	—	450	467
Cash at beginning of year	1	1	696	698
Cash at end of year	$ 18	$ 1	$ 1,146	$ 1,165

Year Ended December 31, 2001

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Consolidated AIG
Net cash provided by operating activities	$ 2,019	$ 51	$ 6,292	$ 8,362
Cash flows from investing:				
Invested assets disposed	(879)	—	142,265	141,386
Invested assets acquired	(535)	—	(171,449)	(171,984)
Other	(75)	(276)	(349)	(700)
Net cash used in investing activities	(1,489)	(276)	(29,533)	(31,298)
Cash flows from financing activities:				
Change in debts	627	604	10,160	11,391
Other	(1,157)	(381)	13,259	11,721
Net cash provided by (used in) financing activities	(530)	223	23,419	23,112
Change in cash	—	(2)	178	176
Cash at beginning of year	1	3	518	522
Cash at end of year	$ 1	$ 1	$ 696	$ 698

Year Ended December 31, 2000

(in millions)	American International Group, Inc. Guarantor	AGC Issuer	Other Subsidiaries	Consolidated AIG
Net cash provided by operating activities	$ 1,358	$ 464	$ 7,259	$ 9,081
Cash flows from investing:				
Invested assets disposed	(677)	—	73,745	73,068
Invested assets acquired	(131)	—	(92,732)	(92,863)
Other	(26)	(72)	(935)	(1,033)
Net cash used in investing activities	(834)	(72)	(19,922)	(20,828)
Cash flows from financing activities:				
Change in debts	579	479	6,771	7,829
Other	(1,105)	(869)	5,988	4,014
Net cash provided by (used in) financing activities	(526)	(390)	12,759	11,843
Change in cash	(2)	2	96	96
Cash at beginning of year	3	1	422	426
Cash at end of year	$ 1	$ 3	$ 518	$ 522

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors and Shareholders
American International Group, Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, capital funds, cash flows and comprehensive income present fairly, in all material respects, the consolidated financial position of American International Group, Inc. and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
February 12, 2003

REPORT OF MANAGEMENT RESPONSIBILITIES

The management of AIG is responsible for the integrity and fair presentation of the consolidated financial statements, related notes thereto and all other financial information presented herein. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, and include amounts based on the best estimates and judgments of management.

AIG maintains an internal control structure designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use, that transactions are recorded in accordance with management's direction and that the financial records are reliable for the purposes of preparing financial statements and maintaining accountability of assets. The management of AIG applies the concept of reasonable assurance by weighing the cost of an internal control structure against the benefits to be derived. The internal control structure is supported by the careful selection, training and development of qualified personnel, an appropriate division of responsibilities and the dissemination of written policies and procedures throughout AIG. The internal control structure is continually reviewed and evaluated by means of an internal audit function and periodically assessed by PricewaterhouseCoopers LLP, independent accountants, to the extent required under auditing standards generally accepted in the United States of America, in connection with their annual audit of AIG's financial statements.

The Audit Committee of the Board of Directors is comprised solely of outside directors and meets regularly with management, the independent accountants and the internal auditors to oversee the scope and results of the audit work performed. Both the internal auditors and the independent accountants have unrestricted access to the Audit Committee, without the presence of management, to discuss the results of their work and views on the adequacy of the internal control structure, the quality of financial reporting and any other matters they believe should be brought to the attention of the Audit Committee.

Corporate Officers

Maurice R. Greenberg*
Chairman and
Chief Executive Officer

Edmund S.W. Tse*
Senior Vice Chairman and
Co-Chief Operating Officer

Martin J. Sullivan*
Vice Chairman and
Co-Chief Operating Officer

Thomas R. Tizzio
Senior Vice Chairman
General Insurance

Howard I. Smith*
Vice Chairman
Chief Financial Officer and
Chief Administrative Officer

Frank G. Wisner
Vice Chairman, External Affairs

Senior Advisors

Edwin A.G. Manton

Edward E. Matthews

John J. Roberts

Ernest E. Stempel

* *Members of the Office of the Chairman.*

Donald P. Kanak*
Executive Vice President and
President and Chief Executive Officer of
AIG Companies in Japan and Korea

Kristian P. Moor*
Executive Vice President
Domestic General Insurance

Win J. Neuger*
Executive Vice President and
Chief Investment Officer

Robert M. Sandler
Executive Vice President,
Senior Casualty Actuary and
Senior Claims Officer

Ronald J. Anderson
Senior Vice President and Chairman of
AIG Companies in Japan and Korea

Lawrence W. English
Senior Vice President, Administration

Axel I. Freudmann
Senior Vice President, Human Resources

L. Oakley Johnson
Senior Vice President, Corporate Affairs

Ernest T. Patrikis
Senior Vice President and
General Counsel

Charles R. Schader
Senior Vice President

Richard W. Scott
Senior Vice President, Investments

Joseph H. Umansky
Senior Vice President

Cesar C. Zalamea
Senior Vice President, Investments

Steven J. Bensinger
Vice President and Treasurer

Michael J. Castelli
Vice President and Comptroller

Edward T. Cloonan
Vice President, Corporate Affairs

Stephen P. Collesano
Vice President
Research and Development

Hans K. Danielsson
Vice President, Investments

Frank H. Douglas
Vice President and Casualty Actuary

Keith L. Duckett
Vice President and
Director of Internal Audit

Kevin P. Fitzpatrick
Vice President, Real Estate Investments

Peter K. Lathrop
Vice President and
Director of Taxes

Robert E. Lewis
Vice President and
Chief Credit Officer

Charles M. Lucas
Vice President and Director of
Market Risk Management

Richard P. Merski
Vice President, Corporate Affairs

Christian M. Milton
Vice President, Reinsurance

Mark S. Popolano
Vice President and
Chief Information Officer

Steven A. Rautenberg
Vice President, Communications

Brian T. Schreiber
Vice President, Stategic Planning

Kathleen E. Shannon
Vice President and Secretary

Domestic General Insurance

Kevin H. Kelley
Senior Vice President
Domestic General Insurance

Joseph L. Boren
Vice President
Domestic General Insurance

Charles H. Dangelo
Vice President
Domestic General Insurance

John Q. Doyle
Vice President
Domestic General Insurance

David M. Hupp
Vice President
Domestic General Insurance

Robert P. Jacobson
Vice President
Domestic General Insurance

John W. Keogh
Vice President
Domestic General Insurance

Foreign General Insurance

Nicholas C. Walsh
Senior Vice President
Foreign General Insurance

Hamilton C. Da Silva
Vice President
Foreign General Insurance

Daniel S. Glaser
Vice President
Foreign General Insurance

Kevin T. Hogan
Vice President
Foreign General Insurance

Julio A. Portalatin
Vice President
Foreign General Insurance

Michael L. Sherman
Vice President
Foreign General Insurance

Robert J. Thomas
Vice President
Foreign General Insurance

Nicholas S. Tyler
Vice President
Foreign General Insurance

Life Insurance

Rodney O. Martin, Jr.
Executive Vice President
Life Insurance

R. Kendall Nottingham
Executive Vice President
Life Insurance

Nicholas A. O'Kulich
Senior Vice President
Life Insurance

Frank Chan
Vice President
Life Insurance

Jose L. Cuisia, Jr.
Vice President
Life Insurance

Jeffrey M. Kestenbaum
Vice President
Life Insurance

Boon-Teik Koay
Vice President
Life Insurance

Gerald W. Wyndorf
Vice President
Life Insurance

Financial Services

William N. Dooley
Senior Vice President
Financial Services

Retirement Savings

John A. Graf
Executive Vice President
Retirement Savings

Jay S. Wintrob
Executive Vice President
Retirement Savings

International Advisory Board

Dr. Henry A. Kissinger
Chairman, International Advisory Board
Former United States Secretary of State
Chairman, Kissinger Associates, Inc.

Pedro Aspe
Chairman and Chief Executive Officer
Protego Asesores Financieras

Robert L. Crandall
Retired Chairman
AMR Corporation and American Airlines, Inc.

Dr. Otto Graf Lambsdorff
Former German Minister of Economics
Wessing & Partners

Jacques de Larosiere
Advisor to the Chairman
BNP Paribas

Hong-Koo Lee
Former Ambassador to the
United States from Korea
Seoul Forum for International Affairs

Erling S. Lorentzen
Chairman
Lorentzen Empreendimentos, S.A.

Yoshihiko Miyauchi
President and Chief Executive Officer
ORIX Corporation

Ambassador Khun Anand Panyarachun
Former Prime Minister of Thailand
Chairman, Saha-Union Corp., Ltd.

The Rt. Hon. Lord Prior, PC
Chairman
The Arab-British Chamber of Commerce

Moeen A. Qureshi
Chairman
Emerging Markets Corporation

Washington Sycip
Founder and Chairman
The SGV Group

Ratan N. Tata
Chairman
Tata Industries Limited

Directors

M. Bernard Aidinoff
Retired Partner
Sullivan & Cromwell
New York, New York

Eli Broad
Chairman
AIG SunAmerica Inc.
Los Angeles, California

Pei-yuan Chia
Former Vice Chairman
Citicorp and Citibank, N.A.
New York, New York

Marshall A. Cohen
Counsel
Cassels Brock & Blackwell
Toronto, Ontario, Canada

Barber B. Conable, Jr.
Former President
World Bank
Alexander, New York

Martin S. Feldstein
Professor of Economics
Harvard University
President
National Bureau of Economic Research
Cambridge, Massachusetts

Ellen V. Futter
President
American Museum of Natural History
New York, New York

Maurice R. Greenberg
Chairman and Chief Executive Officer
American International Group, Inc.
New York, New York

Carla A. Hills
Chairman
Hills & Company
Former United States
Trade Representative
Washington, D.C.

Frank J. Hoenemeyer
Financial Consultant
Retired Vice Chairman
Prudential Insurance Company
of America
Madison, New Jersey

Richard C. Holbrooke
Former United States Ambassador
to the United Nations
New York, New York

Edward E. Matthews
Senior Advisor
Former Senior Vice Chairman
American International Group, Inc.
New York, New York

Howard I. Smith
Vice Chairman
Chief Financial Officer and
Chief Administrative Officer
American International Group, Inc.
New York, New York

Martin J. Sullivan
Vice Chairman and
Co-Chief Operating Officer
American International Group, Inc.
New York, New York

Thomas R. Tizzio
Senior Vice Chairman
General Insurance
American International Group, Inc.
New York, New York

Edmund S.W. Tse
Senior Vice Chairman and
Co-Chief Operating Officer
American International Group, Inc.
Hong Kong

Jay S. Wintrob
Executive Vice President
Retirement Savings
American International Group, Inc.
New York, New York

Frank G. Wisner
Vice Chairman, External Affairs
American International Group, Inc.
New York, New York

Frank G. Zarb
Former Chairman
National Association of
Securities Dealers, Inc. and
The Nasdaq Stock Market, Inc.
New York, New York

Honorary Directors

Marion E. Fajen
Retired Vice President and Secretary
American International Group, Inc.
Des Moines, Iowa

Houghton Freeman
Retired Vice Chairman
American International Group, Inc.
Stowe, Vermont

John I. Howell
Retired Chairman
J. Henry Schroder Bank
& Trust Company
Greenwich, Connecticut

Edwin A.G. Manton
Senior Advisor
Former Executive Vice President
American International Group, Inc.
New York, New York

John J. Roberts
Senior Advisor
Former Vice Chairman
American International Group, Inc.
New York, New York

Ernest E. Stempel
Senior Advisor
Former Vice Chairman
American International Group, Inc.
Hamilton, Bermuda

SHAREHOLDER INFORMATION

Corporate Headquarters Office

American International Group, Inc.
70 Pine Street
New York, New York 10270
Telephone: (212) 770-7000

Stock Market Listings
New York, London, Paris, Swiss and Tokyo Stock Exchanges
Trading symbol: AIG

AIG Stock Trading and Statistical Information

Common Stock Prices*/Dividends

	High	Low	Dividends
2002			
First Quarter	79.61	70.15	$0.042
Second Quarter	75.26	62.84	0.042
Third Quarter	67.91	51.10	0.047
Fourth Quarter	67.89	52.45	0.047
			$0.178
2001			
First Quarter	96.88	75.12	$0.037
Second Quarter	86.51	76.18	0.037
Third Quarter	87.06	67.05	0.042
Fourth Quarter	86.01	76.74	0.042
			$0.158

Number of shareholders of record	Approximately 60,000
Common shares outstanding	2.610 billion
Market capitalization at 12/31/02	$150.97 billion

* As reported on the NYSE composite tape.

Annual Meeting of Shareholders

The 2003 shareholders' meeting will be held on Wednesday, May 14, 2003 at 11:00 a.m. at the offices of AIG, 72 Wall Street, eighth floor, New York, New York.

Shareholder Assistance

Visit the AIG Corporate Web site at www.aigcorporate.com

Requests for copies of the Annual Report to Shareholders and Annual Report on Form 10-K for the year ended December 31, 2002 should be directed to:

Director of Investor Relations
American International Group, Inc.
70 Pine Street
New York, New York 10270
(212) 770-6293

Investor Help Desk
(212) 770-6580

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
P.O. Box 43069
Providence, Rhode Island 02940-3069
1-800-446-2617
Courier service address:
EquiServe Trust Company, N.A.
150 Royall Street
Canton, Massachusetts 02021
For e-mail instructions, go to www.equiserve.com.

Design: *SGI, New York, NY*

82151 4/03

AIG

American International Group, Inc.
70 Pine Street
New York, New York 10270

www.aig.com